2025
ANNUAL
REPORT

Moving Forward
with Purpose

First | BanCorp



First BanCorp is a full-service provider of financial services and products with operations in Puerto Rico, the United States and the U.S. and British Virgin Islands. As of December 2025, it had $19.1 billion in total assets, $13.1 billion in total loans, $16.7 billion in total deposits, and $2.0 billion in total stockholders' equity.

First BanCorp's vision has always been grounded on the principle that investing in its employees, supporting the communities it serves, and providing an outstanding experience to customers is paramount to be successful over the long term and deliver value to shareholders. First BanCorp's shares of common stock trade on the New York Stock Exchange under the symbol "FBP".

FINANCIAL HIGHLIGHTS

Year ended December 31

	2021	2022	2023	2024	**2025**
Total revenues (millions)	$ 851.1	$ 918.4	$ 929.8	$ 938.2	**$ 1,000.8**
Net income (millions)	$ 281.0	$ 305.1	$ 302.9	$ 298.7	**$ 344.9**
Diluted earnings per share	$ 1.31	$ 1.59	$ 1.71	$ 1.81	**$ 2.15**
Dividends declared per common share	$ 0.31	$ 0.46	$ 0.56	$ 0.64	**$ 0.72**
Return on average assets	1.38%	1.57%	1.62%	1.58%	**1.81%**
Return on average common equity	12.58%	18.66%	21.86%	19.09%	**18.74%**
Dividend payout ratio	23.5%	28.8%	32.6%	35.3%	**33.4%**
Net interest margin	3.73%	4.12%	4.22%	4.25%	**4.58%**
Net payout ratio[1]	112.0%	118.8%	98.7%	102.5%	**94.9%**
Efficiency ratio	57.45%	48.25%	50.70%	51.92%	**49.77%**
Common equity tier-1 capital ratio	17.80%	16.53%	16.10%	16.32%	**16.76%**
Non-performing assets to total assets	0.76%	0.69%	0.67%	0.61%	**0.60%**

[1] Share repurchases plus dividend payments plus redemption of outstanding subordinated debentures as a percent of GAAP net income for each year.


2021
2022
2023
2024
2025



Our Corporate Purpose

Beyond Transactions, Relationships That Matter

Our Values



Relationships First

We put people at the center of processes promoting an environment where people feel valued and included. Every decision starts with listening and building trust. Pursuing caring relationships guides our interactions with clients, employees, and communities because real impact begins with real connections.



Bold with Purpose

We move with integrity and courage, taking smart risks when they matter most. We refuse to be paralyzed by fear of mistakes. Instead, we learn, adapt, and lead with intention and responsibility. Our evolution comes from curiosity, experimentation, diverse perspectives, and not settling for the traditional way.



Stronger Together

We win as a team. We collaborate through alignment and ownership to deliver superior outcomes. Our collective impact grows when we bring that same spirit of unity and results to our clients and the communities we serve.



People First, Innovation Always

Innovation is not about shiny tools, it's about making banking simpler, smarter, and more human. We pilot, test, and refine solutions that genuinely improve our client's experience.





Aurelio Alemán
President and Chief Executive Officer

Roberto R. Herencia
Chairman of the Board

To Our Fellow
Shareholders, Clients, and Colleagues:

At First BanCorp (the "Company"), our guiding principles have always been rooted in responsible growth and in honoring the trust placed in us by our most important stakeholders. We believe that sustainable franchise growth is achieved when these interests are aligned and advance together. As we reflect on 2025, we are proud not only of the strong financial results we delivered, but also of the disciplined and unwavering way in which those results were achieved — through a steadfast commitment to our people, our clients, and the markets we serve.

Over the next few pages, we'll highlight some of the most important Company milestones reached throughout the year and our strategic outlook for 2026. We are keenly aware that none of these milestones would have been achieved without the hard work and dedication of all our colleagues. They are the bedrock of our franchise and allow us to move forward with purpose while advancing our growth plans.

Another Exceptional Year for Our Franchise

The past year unfolded within a dynamic operating environment marked by persistent global geopolitical tensions, evolving customer expectations, and an increasingly competitive banking industry landscape across our markets. Despite these considerations, the Company delivered a record year of performance that underscores the resilience of our franchise and the effectiveness of our strategy.

Highlights of our 2025 performance include:

Record financial results and top-quartile profitability:

Net income grew by 15% year over year to $345 million, or $2.15 per diluted share; total revenues reached a record of $1.0 billion, up 7% year-over-year; and return on average assets ("ROAA") was strong at 1.8%, up 23 basis points year-over-year. 2025 marked our fourth consecutive year registering a ROAA above 1.5%.

Responsible balance sheet growth:

Total loans grew 3% year over year to $13.1 billion, driven by strong commercial loan production, and core customer deposits grew by 1.5%, mostly in the Puerto Rico region. Non-performing assets to total assets reached a historical low of 0.60% of total assets.

Strong capital levels and stockholder returns:

We sustained our commitment to deliver close to 100% of earnings through capital actions for the fifth consecutive year, while growing tangible book value per share by 24% and adding 44 basis points in CET1 capital.

These outcomes reflect a business model designed to perform consistently across economic cycles and highlight our staunch commitment to sound risk management and best-in-class capital stewardship. Throughout the year, we also continued to reposition our balance sheet towards higher yielding investment securities, strengthened our liquidity and capital levels, and advanced key strategic technology initiatives across our operating regions. These efforts contributed meaningfully to our performance and position us well for the future.

> "We crossed $1.0 billion in total revenues for the first time, generated record net income of $345 million, grew earnings per share by 19%, and posted a strong 1.8% return on average assets, all while reaching an all-time low level of non-performing assets.



Strengthened Franchise

+3.0%
Increase in loan portfolio

+1.5%
Increase in core deposits

+24%
Increase in tangible book value per share

95%
Net earnings returned to shareholders

1.81%
ROAA

$1.0B
Total income +7% YOY

$345M
Net income + 15% YOY

$2.15
Earnings per share



Record Financial Results



Progress in Multichannel Strategy

+5%
Increase in digital banking users

+95%
Deposits made through self-service channels

-20%
Reduction in branch wait time

+11%
Branch sales per employee



Progress on Our Strategic Pillars and Stakeholders

Serving **Our Communities** remains at the heart of our identity and we have played a vital role in supporting the economic development of Puerto Rico, serving as a trusted partner to businesses, families, governments, and nonprofit organizations across the Island for decades. In 2025, we continued to support entrepreneurship and job creation by providing essential financial services that help communities thrive. Our presence across Puerto Rico, South Florida, and the Eastern Caribbean regions allows us to maintain deep relationships, understand local needs, and respond with solutions that are both responsible and impactful.
Some of our most important initiatives included:

Promoting sustainable development with our ongoing "Rescue Our Coasts" program - planting over 25,000 trees across 13 municipalities in Puerto Rico to mitigate coastal erosion concerns and strengthening our link with these communities while protecting natural resources.

Celebrated our annual corporate volunteer event One with You, in addition to our recurring volunteer program, with the participation of hundreds of our colleagues who continue to set aside time to support our communities and their families; approximately 2,800 volunteer hours to support 36 not-for-profits across the regions in which we operate.

Hosting our second annual "Inspire, Act, Impact" summit in which we collaborated with over 60 not-for-profit organizations in Puerto Rico to drive social impactful initiatives in the coming years.

Contributed over $1.3 million to more than 100 nonprofit organizations throughout our regions, reflecting our dedication to strengthening the communities we serve.

We remain committed on advancing socially responsible initiatives that promote the general well-being of the communities we serve as we believe these are intrinsically linked to the long-term financial health of the Company.



A "Rescate Costero" volunteer planting during one of our 10 events.


1First Bank
Todo está en uno
1First Bank
Todo está en uno
1First Bank
Todo está en uno
Entrega de Donativo
1First Bank
for Business

FirstBank empowers women entrepreneurs in Puerto Rico through a grant awarded that strengthens small businesses and supports local economic development.

Our Colleagues are the foundation of our success and the stewards of our culture. Their professionalism, expertise, and dedication are central to our ability to serve clients effectively and responsibly. Taking care of our colleagues' needs is very important to us and our entire management team, and we have made significant investments in training, talent development, and wellness programs to make it easier for them to do their jobs and feel enriched while doing so.

We believe that investing in our people is essential to sustaining long-term shareholder value. By fostering a culture grounded in accountability, collaboration, and continuous improvement, we create an environment where employees can grow, innovate, and contribute meaningfully to our corporate purpose. Promoting the "Experience of Being One", our employee value proposition, we continued to elevate employee recognition and talent development efforts by 1) conducting over 8% of all promotions internally, 2) recognizing over 70% of our colleagues throughout our corporate recognition program, and 3) investing over $30 million in salary and fringe benefits' adjustments across our regions while facilitating over 114,000 training hours focused on technical skills and other educational programs.

The pace of change in the banking industry is accelerating, and **Our Customers** expect more than transactions —they expect responsiveness, clarity, and the confidence that their bank understands what matters to them. They want to engage on their terms, move seamlessly between digital and physical channels, and rely on products and services that evolve as their needs change. Meeting those expectations requires us to stay ahead of how banking is changing. Customers don't think in channels; they think in moments. As a result, we must continually adapt how we serve them—balancing the personal connection of our branch network with the speed, convenience, and control enabled by our digital tools.

To comply with these expectations, we must continuously reassess branch capacity and our geographical footprint, deploy digital tools that facilitate agility and self-service functionalities, and constantly review policies and processes to simplify our operations and deliver a frictionless experience to our customers. In 2025, we continued to make tangible progress against these priorities. We enhanced self service capabilities within our cloud based commercial and consumer-loans' origination platforms, delivered multiple upgrades to our digital banking applications, and expanded or initiated construction of new branches across Puerto Rico and South Florida. These investments are designed to simplify interactions, shorten decision timelines, and ensure that engaging with us is both intuitive and dependable.



Our Strategy Statement:

Selectively grow market share across major business lines by enabling service quality and agility through an omnichannel experience that strikes the ideal balance between value-added physical customer interactions and digital convenience while efficiently allocating capital to maximize shareholder returns.

For **Our Shareholders**, 2025 was a year defined by disciplined capital stewardship and consistent returns. Capital and liquidity levels remained well above **regulatory requirements**, with a common equity tier 1 capital ratio of 16.8%. Our capital deployment approach balances reinvestment in the franchise with consistent capital returns, ensuring that we maintain flexibility to support growth while delivering attractive and sustainable returns. This disciplined framework reflects our long-standing commitment to prudent financial management and long-term shareholder value creation.

This year marked our **77th anniversary** in which we celebrated seven decades of supporting the growth and progress of our clients validating our mission of partnering with customers and share in their success. Once again, we were very humbled and fortunate to have been recognized by Forbes as one of America's Best Banks of 2026 and in KBW's Bank Honor Roll for 2025.

By year-end, our share price increased 12% year-over-year, outperforming the KBW Nasdaq Regional Bank Index by approximately 715 basis points, and subsequent to year-end, we increased the quarterly dividend 11% to $0.20 a share resulting in the highest dividend payout ratio among our geographic peers. We remain committed to executing a balanced approach to capital deployment focused on enhancing shareholder value.



Constantly Investing in Our Future

In an operating environment defined by both rapid change and persistent uncertainty, we remain anchored to the fundamentals that have long underwritten the strength of our franchise: disciplined thinking and thoughtful allocation of capital. Over the past year, we strategically allocated capital to grow organically in the markets we serve and accelerate our investments to transform our technology infrastructure, while returning any excess to shareholders through buybacks and dividends.



FirstBank Provides $75M for Eco-Friendly Housing Project in Santa Isabel, supporting affordable housing developments across the island.

We are constantly rethinking how we deliver for our customers and improve our interaction with them and our work this year laid the groundwork for our priorities going forward with the establishment of our Business Transformation Office. The objective is clear and simple – to support franchise growth by expediting initiatives that will enhance customer experience, improve our competitive positioning, and modernize our IT infrastructure to facilitate efficiencies and accelerate time-to-market.

Artificial intelligence (AI) has rapidly progressed from experimental proofs-of-concept to practical market-ready solutions with real business impact. Our investment priorities reflect this reality. We are deploying AI where it matters most: improving operating efficiency, strengthening fraud detection and prevention, and delivering more personalized, timely, and relevant customer interactions. Just as importantly, we are approaching AI adoption with enterprise-wide discipline—embedding it into workflows, data architecture, and governance rather than treating it as a standalone solution. Done right, AI allows us to operate faster, work smarter, and scale productivity in ways that were previously unattainable. We see it not as a replacement for judgment, but as a powerful amplifier of it—and a critical enabler of our ability to compete, grow, and deliver value in the years ahead.

Our Corporate Purpose and Values

Our guiding purpose and foundation for decision-making and capital allocation have always been reflected in our long-standing company statements - *our vision, mission, and values* - and aligned with the overall expectations of each of the Company's stakeholders. Having clarity about what makes us unique leads us to reaffirm who we are in order to *keep moving forward with purpose*.

This year, we reaffirmed what has always defined us: *the relationships we build every day*. As such, we redefined our corporate purpose and values to continue building a culture where we feel appreciated and proud of what we can accomplish together. Our *Corporate Purpose and Values* come from listening, supporting, and putting people first — developing meaningful relationships that empower our clients, strengthen our communities, and bring pride and belonging to our employees, creating impact that lasts far longer than any transaction.

We know that when we work with empathy and as a team, banking stops being just transactions and has a real impact. Because when relationships come first, what we achieve goes beyond any number.



Beyond Transactions, Relationships That Matter

Operating Backdrop and Outlook for 2026

We remain constructive on the underlying trends of the economy in Puerto Rico. On one side, we do expect consumer confidence to moderate somewhat, as tariff-related inflationary pressures and rising geopolitical tensions develop throughout the year. On the other hand, we see multiple developments that will serve as important drivers of stability and future growth for the economy, including a resilient labor market, strong tourism activity, expansion of manufacturing capacity, and the consistent flow of federal disaster relief funds that will support critical infrastructure developments for years to come.

Looking ahead, our strategic priorities remain clear and consistent. We are focused on delivering steady organic growth, maintaining disciplined expense management, continuing to invest thoughtfully in our franchise, and balancing the interests of all our stakeholders. We remain committed to supporting our communities, empowering our colleagues, and delivering value to our shareholders through the cycle.

As we enter 2026, we believe the Company is in a great capital position and making the right investments to modernize and enhance our franchise to drive future growth and deliver strong performance.

Finally, we are deeply grateful for the guidance and oversight of our Board of Directors. It is a privilege to serve alongside our colleagues as we continue to grow as a purpose-driven organization while placing our clients at the forefront of every decision. On behalf of the Board of Directors and the entire First BanCorp team, we want to thank our clients for their trust, our communities for their partnership, and our shareholders for their continued support. We look to the future with confidence and optimism as we continue building enduring value together.

Sincerely,

Roberto Herencia
Chairman of the Board

Aurelio Alemán
President and Chief Executive Officer



Investor Information



Independent Registered Public Accounting Firm for the Fiscal Year Ended December 31, 2025
Crowe LLP
488 Madison Avenue, Floor 3
New York, NY 10022-5722

Additional Information and Form 10-K
Additional financial information about First BanCorp may be requested by contacting Ramón Rodríguez, Corporate Strategy and Investor Relations, 1519 Ponce de Leon Ave., Stop 23, PO Box 9146, San Juan, PR 00908-0146.
First BanCorp's filings with the Securities and Exchange Commission (SEC) may be accessed on the website maintained by the SEC at **http://www.sec.gov** and on our website at **www.1firstbank.com**, Investor Relations section, SEC Filings link

Transfer Agent and Registrar
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
or
Overnight Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
Toll free: 866-230-0168
Toll: 201-680-6578
Website: **www.computershare.com/investor**

Investor Relations
Ramón Rodríguez
Senior Vice President, Corporate Strategy and Investor Relations
First BanCorp
787-729-2989
ramon.rodriguez@firstbankpr.com

General Counsel
Sara Álvarez, Esq
Executive Vice President and General Counsel
First BanCorp
787-729-8041
sara.alvarez@firstbankpr.com

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol FBP.

NYSE and SEC Certifications
The Corporation filed on May 29, 2025, the certification of the Chief Executive Officer required under section 303A.12(a) of the New York Stock Exchange's listed Company Manual. The Corporation also filed, as exhibits to its 2025 Annual Report on Form 10-K, the CEO and the CFO certifications as required by Sections 302 and Section 906 of the Sarbanes-Oxley Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

COMMISSION FILE NUMBER 001-14793

FIRST BANCORP.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Puerto Rico	**66-0561882**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1519 Ponce de León Avenue, Stop 23 **San Juan, Puerto Rico**	**00908**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code:

(787) 729-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.10 par value)	FBP	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2025 (the last trading day of the registrant's most recently completed second fiscal quarter) was $3,238,291,527 based on the closing price of $20.83 per share of the registrant's common stock on the New York Stock Exchange on June 30, 2025. The registrant had no nonvoting common equity outstanding as of June 30, 2025. For the purposes of the foregoing calculation only, the registrant has defined affiliates to include (a) the executive officers named in Part III of this Annual Report on Form 10-K; (b) all directors of the registrant; and (c) each shareholder, including the registrant's employee benefit plans but excluding shareholders that file on Schedule 13G, known to the registrant to be the beneficial owner of 5% or more of the outstanding shares of common stock of the registrant as of June 30, 2025. The registrant's response to this item is not intended to be an admission that any person is an affiliate of the registrant for any purposes other than this response.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 156,565,063 shares as of February 20, 2026.

Documents incorporated by reference: Portions of the definitive proxy statement relating to the registrant's annual meeting of stockholders scheduled to be held on May 6, 2026 are incorporated by reference in response to Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

FIRST BANCORP.
2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the safe harbor created by such sections. When used in this Form 10-K or future filings by First BanCorp. (the "Corporation," "we," "us," or "our") with the U.S. Securities and Exchange Commission (the "SEC"), in the Corporation's press releases or in other public or stockholder communications made by the Corporation, or in oral statements made on behalf of the Corporation by, or with the approval of, an authorized executive officer of the Corporation, the words or phrases "would," "intends," "will," "expect," "should," "plans," "forecast," "anticipate," "look forward," "believes," and other terms of similar meaning or import, or the negatives of these terms or variations of them, in connection with any discussion of future operating, financial or other performance are meant to identify "forward-looking statements."

The Corporation cautions readers not to place undue reliance on any such "forward-looking statements," which speak only as of the date made or, with respect to such forward-looking statements contained in this Form 10-K, the date hereof, and advises readers that any such forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates, and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements.

Factors that could cause results to differ materially from those expressed in, or implied by, the Corporation's forward-looking statements include, but are not limited to, risks described or referenced in Part I, Item 1A, "Risk Factors," and the following:

- the effect of changes in the interest rate environment and inflation levels on the level, composition and performance of the Corporation's assets and liabilities, and corresponding effects on the Corporation's net interest income, net interest margin, loan originations, deposit attrition, overall results of operations, and liquidity position;

- volatility in the financial services industry, which could result in, among other things, bank deposit runoffs, liquidity constraints, and increased regulatory requirements and costs;

- the effect of continued changes in the fiscal, monetary, and trade policies and regulations of the United States ("U.S.") federal government, the Puerto Rico government and other governments, including those determined by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Reserve Bank of New York (the "FED"), the Federal Deposit Insurance Corporation (the "FDIC"), government-sponsored housing agencies and regulators in Puerto Rico, the U.S., and the U.S. Virgin Islands (the "USVI") and British Virgin Islands (the "BVI"), that may affect the future results of the Corporation;

- uncertainty as to the ability of the Corporation's banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank"), to retain its core deposits and generate sufficient cash flow through its wholesale funding sources, such as securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances, and brokered certificates of deposit ("brokered CDs"), which may require us to sell investment securities at a loss;

- adverse changes in general political and economic conditions in Puerto Rico, the U.S., and the USVI and the BVI, including in the interest rate environment, unemployment rates, market liquidity and volatility, trade policies, housing absorption rates, real estate markets, and U.S. capital markets, which may affect funding sources, loan portfolio performance and credit quality, market prices of investment securities, and demand for the Corporation's products and services, and which may reduce the Corporation's revenues and earnings and the value of the Corporation's assets;

- the impact of litigation or the threat of litigation, including any settlements or judgments against the Corporation, and the potential resulting adverse publicity or other reputational harm;

- the impact of government financial assistance for hurricane recovery and other disaster relief on economic activity in Puerto Rico, and the timing and pace of disbursements of funds earmarked for disaster relief;

- the ability of the Corporation, FirstBank, and third-party service providers to identify and prevent cyber-security incidents, such as data security breaches, ransomware, malware, "denial of service" attacks, "hacking," identity theft, and state-sponsored cyberthreats, and the occurrence of and response to any incidents that occur, which may result in misuse or misappropriation of confidential or proprietary information, disruption, or damage to our systems or those of third-party service providers on which we rely, increased costs and losses and/or adverse effects to our reputation;

- general competitive factors and other market risks as well as the implementation of existing or planned strategic growth opportunities, including risks, uncertainties, and other factors or events related to any business acquisitions, dispositions, strategic partnerships, strategic operational investments, including systems conversions, and any anticipated efficiencies or other expected results related thereto;

- uncertainty regarding the implementation of Puerto Rico's debt restructuring plan ("Plan of Adjustment" or "PoA") and the revised fiscal plan for Puerto Rico, as certified on June 6, 2025 (the "2025 Fiscal Plan") by the oversight board established by the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA"), or any revisions to it, on our clients and loan portfolios, and any potential impact of future economic or political developments and tax regulations in Puerto Rico;

- the impact of changes in accounting standards, or determinations and assumptions in applying those standards, and of forecasts of economic variables considered for the determination of the allowance for credit losses ("ACL");

- the ability of FirstBank to realize the benefits of its net deferred tax assets;

- the ability of FirstBank to generate sufficient cash flow to pay dividends to the Corporation;

- environmental, social, and governance ("ESG") matters, including our climate-related initiatives and commitments, as well as the impact and potential cost to us of any policies, legislation, or initiatives in opposition to our ESG policies;

- the impacts of natural or man-made disasters, widespread health emergencies, geopolitical conflicts (including sanctions, war or armed conflict, such as the ongoing conflict in Ukraine, the conflict in the Middle East, recent conflicts in South America, the possible expansion of such conflicts in surrounding areas and potential geopolitical consequences, and the threat of conflict from neighboring countries in our region), terrorist attacks, or other catastrophic external events, including impacts of such events on general economic conditions and on the Corporation's assumptions regarding forecasts of economic variables;

- the risk that additional portions of the unrealized losses in the Corporation's debt securities portfolio are determined to be credit-related, resulting in additional charges to the provision for credit losses on the Corporation's debt securities portfolio, and the potential for additional credit losses that could emerge from further downgrades of the U.S.'s Long-Term Foreign-Currency Issuer Default Rating and negative ratings outlooks;

- the impacts of applicable legislative, tax, or regulatory changes or changes in legislative, tax, or regulatory priorities, including as a result of the One Big Beautiful Bill Act, signed into law on July 4, 2025, the reduction in staffing at U.S. governmental agencies, the effects of U.S. federal government shutdowns and political impasses, and uncertainties regarding the U.S. debt ceiling and federal budget, on the Corporation's financial condition or performance;

- the risk of possible failure or circumvention of the Corporation's internal controls and procedures and the risk that the Corporation's risk management policies may not be adequate;

- the risk that the FDIC may further increase the deposit insurance premium and/or require further special assessments, causing an additional increase in the Corporation's non-interest expenses;

- any need to recognize impairments on the Corporation's financial instruments, goodwill, and other intangible assets;

- the risk that the impact of the occurrence of any of these uncertainties on the Corporation's capital would preclude further growth of FirstBank and preclude the Corporation's Board of Directors (the "Board") from declaring dividends; and

- uncertainty as to whether FirstBank will be able to continue to satisfy its regulators regarding, among other things, its asset quality, liquidity plans, maintenance of capital levels, and compliance with applicable laws, regulations and related requirements.

The Corporation does not undertake to and specifically disclaims any obligation to update any "forward-looking statements" to reflect occurrences or unanticipated events or circumstances after the date of such statements, except as required by the federal securities laws.

Item 1. Business

GENERAL

First BanCorp. is a publicly owned financial holding company that is subject to regulation, supervision and examination by the Federal Reserve Board. The Corporation was incorporated under the laws of the Commonwealth of Puerto Rico in 1948 to serve as the bank holding company for FirstBank. Through its subsidiaries, including FirstBank, the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, insurance agency services, and other financial products and services in Puerto Rico, the U.S., the USVI and the BVI. As of December 31, 2025, the Corporation had total assets of $19.1 billion, including loans held for investment of $13.1 billion, total deposits of $16.7 billion, and total stockholders' equity of $2.0 billion.

The Corporation has two wholly-owned subsidiaries: FirstBank and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency.

FirstBank is subject to the supervision, examination and regulation of both the Office of the Commissioner of Financial Institutions of Puerto Rico ("OCIF") and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund (the "DIF"). In addition, within FirstBank, the Bank's USVI operations are subject to regulation and examination by the USVI Division of Banking Insurance, and Financial Regulation; its BVI operations are subject to regulation by the BVI Financial Services Commission; and its operations in the state of Florida are subject to regulation and examination by the Florida Office of Financial Regulation. The Consumer Financial Protection Bureau ("CFPB") regulates FirstBank's consumer financial products and services. FirstBank Insurance Agency is subject to the supervision, examination and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico (the "Insurance Commissioner of Puerto Rico") and the Division of Banking, Insurance and Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 57 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and eight banking branches in the state of Florida. FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 25 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate owned properties and a limited liability corporation organized in 2022 under the laws of the Commonwealth of Puerto Rico and Puerto Rico Tax Incentive Code ("Act 60 of 2019"), which commenced operations in 2023 and engages in qualified investing and lending transactions. The limited liability corporation organized under the laws of Act 60 of 2019 has one wholly-owned subsidiary organized under such laws.

For a discussion of certain significant events that have occurred in the year ended December 31, 2025, please refer to "Significant Events" included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

BUSINESS SEGMENTS

The Corporation has six reportable segments: Mortgage Banking; Consumer (Retail) Banking; Commercial and Corporate Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. These segments are described below, as well as in Note 21 – "Segment Information" to the audited financial statements included in Part II, Item 8 of this Form 10-K.

Mortgage Banking

The Mortgage Banking segment consists of the origination, sale and servicing of a variety of residential mortgage loan products and related hedging activities in the Puerto Rico region. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. This segment focuses on originating residential real estate loans, including those that conform to the U.S. Federal Housing Administration (the "FHA"), the U.S. Veterans Administration (the "VA") and the U.S. Department of Agriculture Rural Development (the "RD") standards. Loans that meet FHA's standards qualify for FHA's insurance while loans that meet VA or the RD standards are guaranteed by the respective federal agencies.

Mortgage loans that do not qualify for the FHA, the VA or the RD programs are referred to as conventional loans which can be conforming or non-conforming. Conforming loans are those that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet

FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary market. Conforming residential real estate loans are sold to investors such as FNMA and FHLMC, and the Corporation has commitment authority to issue Government National Mortgage Association ("GNMA") mortgage-backed securities ("MBS").

Consumer (Retail) Banking

The Consumer (Retail) Banking segment includes the Corporation's consumer lending, commercial lending to small businesses, commercial transaction banking, and deposit-taking activities (other than those assigned to the Commercial and Corporate Banking segment) primarily conducted through FirstBank's branch network, ATMs and online banking in the Puerto Rico region. Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for its lending and investment activities. Other activities included in this segment are insurance activities in the Puerto Rico region.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the government sector in the Puerto Rico region. This segment consists of the Corporation's commercial lending (other than small business commercial loans) and commercial deposit-taking activities (other than the government sector). A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees from the borrowers.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's investment portfolio and treasury functions. The treasury function centrally manages funding by providing funds to the Mortgage Banking, Consumer (Retail) Banking, Commercial and Corporate Banking, United States Operations, and Virgin Islands Operations segments to support their respective lending activities and by compensating these units for deposits gathered. The Treasury and Investments segment also obtains funding through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other funding sources.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers, primarily in southern Florida, through eight banking branches. This segment offers a variety of consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, home equity loans, and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs assigned to this segment, serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote deposit capture, and automated clearing house ("ACH") transactions. Loan products include the traditional commercial and industrial ("C&I") and commercial real estate products, such as lines of credit, term loans and construction loans.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and BVI, including consumer and commercial banking services. This segment operates through eight banking branches serving in the USVI islands of St. Thomas, St. Croix, and St. John, as well the island of Tortola in the BVI. This segment's primary business activities include consumer and commercial lending and deposit-taking activities. Retail deposits gathered through each branch serve as the primary funding sources for the segment's lending activities.

CORPORATE SUSTAINABILITY PROGRAM OVERVIEW

The Corporation is committed to supporting its clients, employees, shareholders and communities it serves. Its Corporate Sustainability program, which includes environmental, social and governance ("ESG") matters, builds on its core values, including being a socially responsible company. The Corporation sees effective ESG management as a critical step towards a sustainable and successful future.

During 2021, the Corporation adopted an ESG framework to guide its corporate sustainability strategy and governance. In 2025, the Corporation published its most recent First Bancorp Corporate Sustainability Report for 2024 (the "2024 Report"), which provides disclosure on a wide range of ESG topics, including governance; business ethics and compliance; responsible marketing and sales practices; sustainable and accessible finance; responsible banking, including details as to data security and cyber management; people and culture; community impact; and environmental responsibility.

Sustainability Governance

The Corporation's Board of Directors and executive leadership team share responsibilities relating to oversight of its corporate sustainability policies and practices. In February 2022, the Corporate Governance and Nominating Committee of the Board of Directors amended its charter to include oversight responsibility of sustainability matters, and it has primary oversight of ESG policies, practices and disclosures. Nonetheless, other committees of the Corporation's Board of Directors also play a role in ESG oversight in matters related to risk and cybersecurity management, human capital management, and credit risk management.

As part of the sustainability governance structure set forth in FirstBanCorp.'s Sustainability Policy, which was approved by the Corporation's Board of Directors in 2022 and subsequently amended, the responsibility of day-to-day management of its sustainability framework and strategy has been delegated to a management-level Sustainability Committee, comprised of leaders from different areas, such as Human Resources, Enterprise Risk Management, Strategic Planning and Investor Relations, Legal and Corporate Affairs, Marketing, Compliance, Finance, and Corporate Internal Audit. The Sustainability Committee is tasked with aligning priorities and initiatives for the year, setting and monitoring long-term objectives, and leading the annual reporting process on sustainability-related topics. The Sustainability Committee reports to the Corporate Governance and Nominating Committee of the Board of Directors.

HUMAN CAPITAL MANAGEMENT

First BanCorp. strives to be recognized as a leading and diversified financial institution, offering superior experience to our clients and employees. We believe that the key to our success is caring about our team as much as we care about our customers. Our goal is to be an employer of choice within our primary operating regions, which we believe is achieved and sustained by adding value to our employees' lives and providing satisfying and evolving work experience. The core of our employer value proposition, "The Experience of Being 1," is our commitment to our employees' well-being, success, professional development, and work environment.

Employees

As of December 31, 2025, the Corporation and its subsidiaries had 3,218 regular employees representing a 3.4% increase in overall headcount from December 31, 2024. The Corporation had 2,854 employees in the Puerto Rico region, 206 employees in the Florida region, and 158 employees in the Virgin Islands region. As of December 31, 2025, approximately 66% of the total employee population and 58% of management positions were women.

Oversight

The Human Resources Division, led by the Human Resources Director who reports directly to the Corporation's Chief Consumer Officer and Corporate Chief of Staff, manages all elements of the Corporation's human capital programs and strategies, including talent management, talent acquisition, engagement, learning and development, compensation and benefits.

The Human Resources Division's efforts are also overseen by the Corporation's Chief Executive Officer ("CEO") and the executive management team through regular work-related interactions. Our leaders focus on strengthening employee management and engagement and maximizing collaboration between departments and talents by promoting an open-door culture that stimulates frequent communication between employees and management. This provides more opportunities to identify employees' needs, obtain feedback about their work-life experience, and act upon such feedback to improve employee engagement. In addition, the Corporation's Board of Directors and its Compensation and Benefits Committee monitor and are regularly updated on the Corporation's human capital management strategies.

Talent Management

First BanCorp. is an equal opportunity employer which considers qualified candidates for employment to fill its open positions. We focus our efforts on attracting and retaining the best talent for the Corporation, including college graduates, and promoting internal mobility. The attraction and selection process includes:

- Posting vacancies internally and externally;

- Building employer brand through digital presence, professional events and job fairs, and university partnerships;

- Collaboration with hiring managers to ensure accurate role alignment to accelerate the recruitment process and attraction of top candidates with the right fit for the role;

- A robust management information system to enhance recruitment effectiveness and provide candidates with unique experience; and

- A robust on-boarding process to engage and support new employees' induction process, including assignment of a "FirstPal" from day one to help with the organizational culture transition and learning process.

We believe that financial security is critical for our employees. Our goal is to maintain compensation levels that are competitive with the market and comparable job categories in similar organizations. Our salary administration program is designed to provide a compensation structure that is consistent with our employees' level of responsibilities to attract the best talent for each job and commensurately pay for performance.

In addition to base salaries, certain job positions are eligible to participate in variable pay programs designed to align employee performance with the Corporation's strategic and financial objectives. The Corporation maintains incentive programs for revenue generation and sales functions to support business units. These programs are reviewed annually to ensure alignment with business strategies, performance objectives, and sound risk management practices. The Corporation's Management Award Program recognizes and rewards outstanding performance for exempt employees who do not participate in other variable pay programs. In addition, the Corporation maintains a long-term incentive plan for top-performing leaders and employees, as well as identified high-potential talent, to promote sustained performance, leadership development, and long-term retention. These programs have fostered a stable and experienced workforce, reflected in an average tenure of 11 years as of December 31, 2025. The Corporation's voluntary turnover rate declined to 9.59% in 2025, compared to 10.91% in 2024, with turnover primarily attributable to hourly employees in call centers, collections centers and branches. Turnover among high performers improved, decreasing to 2.4% in 2025 from 3.6% for 2024, underscoring the effectiveness of the Corporation's compensation, engagement, and retention strategies.

Talent Development and Engagement

We believe that a culture of learning and development maximizes the talent of human capital and is the foundation for sustained business success. Our commitment to employee engagement continues throughout employees' time with the Corporation.

Our learning and development program strives to align with both employees' and the organization's needs, offering online, in-person, and virtual training, as well as development activities, special projects, and partial tuition reimbursement to complete a bachelor's or master's degree to eligible employees. The Learning and Development priorities cover five areas: Fundamentals, Governance and Compliance, Technical and Specialized Development, Professional Development, and Leadership.

In 2025, we delivered more than 114,000 training hours across more than 1,800 courses through all learning modalities. New supervisors completed programs focused on foundational supervision, leadership, communication, and HR policies, while the leadership curriculum continued to strengthen both technical and people-management skills. The Leadership Development program, which incorporates structured feedback from instructors and peers, has reached 63% of current leaders since its launch.

In addition to these learning opportunities, we support professional development and career growth, including the internal career advancement, performance management processes, annual talent review, and robust succession planning. We also encourage employees to participate in community initiatives, volunteering over 2,800 hours supporting more than 35 organizations in 2025.

Health & Wellness

First BanCorp. provides comprehensive health and wellness benefits designed to support employees' occupational, physical, emotional, and financial well-being. Benefits include health, dental and vision insurance offered through multiple insurance providers, enabling employees to select coverage options that best meet their individual and family needs. The Corporation also offers an Employee Assistance Program to provide holistic support and resources addressing a broad range of employees' needs. In addition, the Corporation offers life insurance and disability plans, as well as a defined contribution retirement plan in which both employees and the employer contribute. For employees in the Puerto Rico region, the Corporation provides an additional true-up contribution. The Corporation further supports employee wellness through fitness facilities at its main offices, instructor-led wellness sessions, and wellness tours that promote healthy lifestyle practices. The Corporation subsidizes a substantial portion of the cost of these benefits.

Work-life balance remains a key priority; therefore, the Corporation offers various paid time-off benefits, including vacation, sick leave, maternity and paternity leave, bereavement leave, marriage leave, personal days, and flexible work arrangements, including hybrid work arrangements. The wellness program also includes on-site occupational medical and nursing health services, nutrition and fitness initiatives, health fairs, vaccination clinics preventive healthcare activities and targeted education focused on personal financial and health literacy. To enhance quality of life and optimize workplace conditions, the wellness program provides on-site musculoskeletal demonstrations, tobacco-use prevention education, discount programs for laboratory testing and consumer products, and an emergency donation program to support employees experiencing catastrophic events.

MARKET AREA AND COMPETITION

The Corporation operates in highly competitive markets and is subject to significant business, economic and competitive uncertainties and contingencies. In particular, the banking market is highly competitive in Puerto Rico, the main geographic service area of the Corporation. As of December 31, 2025, the Corporation also had presence in the state of Florida and in the USVI and the BVI. Puerto Rico banks are subject to the same federal laws, regulations and supervision that apply to similar institutions on the United States mainland.

Competitors include other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions and certain retailers that operate in Puerto Rico, the USVI, the BVI, and the state of Florida, as well as financial technology ("fintech") companies and emerging competition from digital platforms. The Corporation's businesses compete with these other firms with respect to the range of products and services offered and the types of clients, customers and industries served.

See Part I, Item 1A, "Risk Factors" for further discussion of risks related to competition.

SUPERVISION AND REGULATION

The Corporation and FirstBank, its bank subsidiary, are subject to comprehensive federal and Puerto Rican supervision and regulation that govern all aspects of the Corporation's and the Bank's activities, including commercial and consumer lending, deposit taking, management, governance and other activities. As part of this regulatory framework, the Corporation and the Bank are subject to extensive consumer financial protection laws, regulatory, legal, and supervisory requirements, which continue to change in response to new legislative or regulatory actions. See Part I, Item 1, "Business–General" above for additional regulatory oversight and supervision of FirstBank Insurance Agency. Future legislative or regulatory developments may increase the oversight of the Corporation and the Bank and could materially affect its business.

The Corporation is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC, as well as the rules applicable to companies with securities listed on the New York Stock Exchange.

The following discussion summarizes certain laws, regulations and policies to which the Company is subject. It does not address all applicable laws, regulations and policies that affect the Company currently or might affect it in the future. This discussion is qualified in its entirety by reference to the full texts of the laws, regulations and policies described.

Bank Holding Company Activities and Other Limitations

The Corporation is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is subject to ongoing supervision, regulation, and examination by the Federal Reserve Board. In this capacity, the Corporation is required to file periodic and annual reports as well as other information regarding its own business operations and those of its subsidiaries.

The Bank Holding Company Act also permits a bank holding company to elect to become a financial holding company and engage in a broader range of financial activities. As a result, the Corporation has elected to be a financial holding company under the Bank Holding Company Act and may engage, directly or indirectly, in any activity that is determined to be (i) financial in nature, (ii) incidental to such financial activity, or (iii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Bank Holding Company Act specifically provides that the following activities have been determined to be "financial in nature": (i) lending, trust and other banking activities; (ii) insurance activities; (iii) financial or economic advice or services; (iv) pooled investments; (v) securities underwriting and dealing; (vi) domestic activities permitted for an existing bank holding company; (vii) foreign activities permitted for an existing bank holding company; and (viii) merchant banking activities.

The Corporation and FirstBank must be "well-capitalized" and "well-managed" for regulatory purposes, and FirstBank must earn "satisfactory" or better ratings on its periodic Community Reinvestment Act ("CRA") examinations for the Corporation to preserve its financial holding company status. If these standards are not met, the Federal Reserve Board may impose limitations on the financial holding company's activities until compliance is restored.

Under federal law and Federal Reserve Board policy, a bank holding company, such as the Corporation, is expected to act as a source of strength to its banking subsidiaries, including by providing capital and other support as necessary. In the event of a bank holding company's bankruptcy, any commitment made by the bank holding company to a federal bank regulatory agency to maintain capital of a subsidiary bank will be assumed by the bankruptcy trustee and accorded priority for payment. In addition, any capital loans by a bank holding company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. As of December 31, 2025, and the date hereof, FirstBank was and is the Corporation's sole banking subsidiary.

State-Chartered Non-Member Bank and Banking Laws and Regulations in General

FirstBank is subject to supervision, regulation, and examination by the OCIF, the CFPB and the FDIC, and is subject to comprehensive federal and state (including, for this purpose, the Commonwealth of Puerto Rico) regulations that regulate, among other things, the scope of its businesses, its investments, its reserves against deposits, the timing and availability of deposited funds, and the nature and amount of collateral required for certain loans.

The OCIF, the CFPB and the FDIC conduct periodic examinations of FirstBank to assess its financial condition, ensure the maintenance of safe and sound banking practices, and evaluate compliance with applicable statutory and regulatory requirements. Supervision by the FDIC is also intended for the protection of the Deposit Insurance Fund ("DIF") and depositors. These regulatory authorities have discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Enforcement actions include civil monetary penalties, cease-and-desist or removal orders, and injunctive actions which may be imposed for violations of laws and regulations, or for unsafe or unsound practices. Other actions or failure to act may provide the basis for enforcement action, including the filing of misleading or untimely reports with regulatory authorities.

Regulatory Capital Requirements

The Corporation and FirstBank are each subject to minimum regulatory capital requirements imposed by federal banking agencies. These requirements are redesigned to align U.S. regulatory capital requirements with international regulatory capital standards adopted by the Basel Committee on Banking Supervision ("Basel Committee"), in particular, the international capital accord known as "Basel III." Under the Basel III rules, the Corporation must maintain certain minimum capital ratios to be considered adequately capitalized and to avoid the regulatory limitations described above. These requirements include: (i) a minimum common equity Tier 1 Capital ("CET1") ratio of 4.5%, plus a 2.5% capital conservation buffer; (ii) a minimum Tier 1 capital ratio of 6.0%, plus a 2.5% capital conservation buffer; (iii) a minimum Total capital (Tier 1 plus Tier 2) ratio of 8.0%, plus a 2.5% capital conservation buffer; and (iv) a required minimum leverage ratio (Tier 1 capital to average on-balance sheet non-risk adjusted assets) of 4%.

As part of regulatory relief measures implemented in response to the economic impact of COVID-19, the federal banking agencies issued an interim final rule on March 31, 2020, providing the option to temporarily delay the regulatory capital effects of current expected credit losses ("CECL"). This transition framework provided for a total five-year phase-in period, which ended on January 1, 2025. The Corporation and the Bank elected to utilize this transition option and, as of January 1, 2025, have fully recognized the impact of CECL in their regulatory capital ratios.

The following table presents the Corporation's and FirstBank's regulatory capital ratios as of December 31, 2025, based on Federal Reserve and FDIC guidelines:

	First BanCorp.	Banking Subsidiary FirstBank	Well-Capitalized Minimum
As of December 31, 2025			
Total capital to risk-weighted assets	18.01%	17.61%	10.00%
CET1 Capital to risk-weighted assets	16.76%	15.60%	6.50%
Tier 1 capital to risk-weighted assets	16.76%	16.35%	8.00%
Leverage ratio (1)	11.58%	11.30%	5.00%

_____
(1) Tier 1 capital to average assets.

Stress-Testing and Capital Planning Requirements

Federal regulations currently do not impose formal stress-testing requirements on banking organizations with total assets of less than $100 billion, such as the Corporation and FirstBank. Instead, the capital planning and risk management practices of such banks are reviewed through the regular supervisory process. Notwithstanding, the Corporation monitors its capital consistent with the safety and soundness expectations of the federal regulators and continues to perform internal stress testing as part of its annual capital planning process.

Dividend Restrictions

The Federal Reserve Board generally restricts bank holding companies from paying cash dividends unless its net income available to common shareholders for the past four quarters, net of dividends previously paid during that period, has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall current and prospective financial condition. Under the Federal Reserve Board's regulatory capital rule (Regulation Q), a bank holding company must maintain a capital conservation buffer of CET1 capital in an amount greater than 2.5% of total risk-weighted assets to avoid limits on capital distributions. The Corporation is also subject to certain restrictions generally imposed on Puerto Rico corporations with respect to the declaration and payment of dividends (i.e., that dividends may be paid out only from the Corporation's capital surplus or, in the absence of such excess, from the Corporation's net earnings for such fiscal year and/or the preceding fiscal year).

The principal source of funds for the Corporation, as a parent holding company, is dividends declared and paid by its subsidiary, FirstBank. The ability of FirstBank to declare and pay dividends on its capital stock is regulated by the Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), the Federal Deposit Insurance Act (the "FDIA"), and FDIC regulations. In general terms, the Puerto Rico Banking Law provides that when the expenditures of a bank are greater than receipts, the excess of expenditures over receipts shall be charged against undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If the reserve fund is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the bank's capital account. The Puerto Rico Banking Law provides that, until said capital has been restored to its original amount and the reserve fund to 20% of the original capital, the bank may not declare any dividends. In general, regulations of the FDIA and the FDIC restrict the payment of dividends when a bank is undercapitalized (as discussed in Prompt Corrective Action below), when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding such bank.

Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this Form 10-K for further information on the Corporation's distribution of dividends and repurchases of common stock.

Consumer Financial Protection Bureau ("CFPB")

The CFPB has primary examination and enforcement authority over FirstBank and other banks with assets exceeding $10 billion with respect to consumer financial products and services.

The CFPB supervises "covered persons" (broadly defined to include any person offering or providing a consumer financial product or service and any affiliated service provider) for compliance with federal consumer financial laws, including the Equal Credit Opportunity Act, the Truth in Lending Act ("TILA") and the Real Estate Settlement Procedures Act ("RESPA"). The CFPB also has authority to prescribe rules applicable to covered persons and service providers in connection with consumer financial products and services.

Among other actions, the CFPB has issued mortgage servicing regulations applicable to the Bank, addressing consumer notices regarding delinquency, foreclosure alternatives, modification applications, interest rate adjustments and options for avoiding "force-placed" insurance, as well integrated disclosure requirements under TILA and RESPA applicable to mortgage loan origination and closing.

During 2025, the CFPB finalized and advanced several significant regulatory initiatives affecting large depository institutions, including a final rule substantially restricting overdraft fees for institutions with more than $10 billion in assets and increased supervisory focus on mortgage servicing, credit reporting accuracy, and fee practices that may cause tangible human harm. However, in May 2025, Congress nullified the CFPB's overdraft fee rule pursuant to the Congressional Review Act, and the rule will not take effect. As a result, the CFPB is prohibited from issuing substantially similar overdraft fee rule absent new statutory authorization from Congress. In addition, the CFPB finalized its Personal Financial Data Rights (Open Banking) rule in October 2024; however, implementation of that rule has been stayed by a federal court and the CFPB initiated a new rulemaking process in 2025 to reconsider and potentially revise the framework, creating continued uncertainty regarding compliance timelines.

Since early 2025, the CFPB has significantly reduced its enforcement, supervision, and rulemaking activities, consistent with broader deregulatory priorities of the Trump administration. These developments have included the withdrawal or recission of certain guidance, dismissal of enforcement actions, reduced examination activity, and proposals to substantially downsize the agency and limit its funding. While statutory authority remains unchanged, the scope, pace, and intensity of CFPB supervision and regulation may continue to evolve, and the ultimate impact on covered institutions remains uncertain.

The Volcker Rule

Section 13 of the Bank Holding Company Act, commonly known as the Volcker Rule, generally prohibits a banking entity, including the Corporation and the Bank, from engaging in short-term proprietary trading of certain securities, derivatives, commodity futures, and options on these instruments for its own account. The Volcker Rule also restricts banking entities from acquiring or retaining any ownership in, or acting as sponsor to, a hedge fund or private equity fund ("covered fund").

The Corporation and the Bank are not engaged in "proprietary trading" as defined in the Volcker Rule. In addition, the Corporation has reviewed its investments and concluded that they are not considered covered funds under the Volcker Rule.

Community Reinvestment Act

The CRA encourages banks to help meet the credit needs of communities they serve, including low- and moderate-income individuals, consistent with the safe and sound operation of the bank. The CRA requires the federal supervisory agencies, as part of the general examination of supervised banks, to assess a bank's record of meeting the credit needs of its community, assign a performance rating, and consider the rating when reviewing certain applications such as mergers, branch establishment, and other activities. A rating of less than "satisfactory" could result in the denial of such applications. The CRA also requires all institutions to make public disclosure of their CRA ratings. FirstBank received a "satisfactory" CRA rating in its most recent examination by the FDIC.

In October 2023, the U.S. federal banking regulatory agencies issued a final rule to strengthen and modernize their regulations implementing the CRA, originally scheduled to take effect on April 1, 2024, with most of its provisions applicable beginning January 1, 2026 and data reporting required in 2027. However, several banking industry groups filed a lawsuit challenging the rule, and in March 2024 a federal judge granted an injunction delaying its effective date. In July 2025, the FDIC, Federal Reserve Board, and OCC announced their intent to rescind the 2023 CRA final rule and revert to the 1995 CRA regulations. As a result, banks currently remain subject to the 1995 CRA framework, and the enhanced requirements contemplated by the 2023 CRA final rule are not in effect.

USA PATRIOT Act and Other Anti-Money Laundering Requirements

As a regulated depository institution, FirstBank is subject to the Bank Secrecy Act, which requires financial institutions to file suspicious activity and currency transaction reports that are designed to assist in the detection and prevention of money laundering, terrorist financing and other criminal activities. In addition, under Title III of the USA PATRIOT Act of 2001, all financial institutions are required to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions.

In January 2021, major legislative amendments to U.S. anti-money laundering requirements became effective through the enactment of Division F of the National Defense Authorization Act for fiscal year 2021, otherwise known as the Anti-Money Laundering Act of 2020 (the "AML Act"). The AML Act significantly modernized the U.S. AML and counter-terrorist financing framework, including the creation of a national database of corporate beneficial ownership along with significantly enhanced reporting requirements, increased penalties for Bank Secrecy Act violations, clarification of Suspicious Activity Report filing and sharing requirements, and provisions addressing the adverse consequences of "de-risking," namely, the practice of financial institutions' termination or limitation of business relationships with clients or classes of clients in order to manage the risks associated with such clients.

Regulations implementing the Bank Secrecy Act and the USA PATRIOT Act are published and primarily enforced by the Financial Crimes Enforcement Network ("FinCEN"), a bureau of the U.S. Treasury. Failure of a financial institution, such as the Corporation or the Bank, to comply with the requirements of the Bank Secrecy Act or the USA PATRIOT Act could have serious legal and reputational consequences for the institution, including the possibility of regulatory enforcement or other legal actions, such as significant civil monetary penalties. The Corporation is also required to comply with federal economic and trade sanctions requirements enforced by the Office of Foreign Assets Control ("OFAC"), a bureau of the U.S. Treasury.

The Corporation believes it has adopted appropriate policies, procedures and controls to address compliance with the Bank Secrecy Act, USA PATRIOT Act and economic/trade sanctions requirements, and to implement banking agency, FinCEN, OFAC and other U.S. Treasury regulations.

Financial Privacy and Cybersecurity

The Gramm-Leach-Bliley Act limits the ability of financial institutions to disclose non-public consumer information to non-affiliated third parties, requires disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party.

The federal banking regulators regularly issue guidance to strengthen cybersecurity risk management standards. Financial institutions are expected to maintain multiple lines of defense and robust risk management processes to address potential cyber threats. Management must ensure effective procedures to respond to and recover operations after a cyber-attack and establish processes to restore data and business functions if a critical service provider is impacted. Our Corporate Information Security Program ("CISP") reflects these requirements and outlines our overall vision, direction, and governance efforts to protect the confidentiality, integrity, and availability of customer information and prevent access by unauthorized personnel.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents and provide annual reporting regarding cybersecurity risk management, strategy, and governance. Registrants must report cybersecurity material incidents on Item 1.05 of Form 8-K within four business days of determining materiality, describing the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant. The rule also added Regulation S-K Item 106, which requires disclosure of the registrant's processes, if any, for assessing, identifying, and managing material risks from cybersecurity threats, as well as the material effects or reasonably likely material effects of risks from cybersecurity threats and previous cybersecurity incidents on Item 1C. Cybersecurity to this Form 10-K. Item 106 also requires registrants to describe the board of directors' oversight of risks from cybersecurity threats and management's role and expertise in assessing and managing material risks from such threats. These disclosures are included in Part I, Item 1C. "Cybersecurity" to this Form 10-K.

Limitations on Transactions with Affiliates and Insiders

Certain transactions between FDIC-insured depository financial institutions, such as FirstBank, and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and Regulation W of the Federal Reserve. An affiliate of a bank is, in general, any corporation or entity that controls, is controlled by, or is under common control with the bank, including the bank's parent holding company and any companies that are controlled by such holding company.

Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such bank's capital stock and surplus and (ii) require that all "covered transactions" be on terms that are substantially the same, or at least as favorable to the bank or affiliate, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee, credit derivatives, securities lending and other similar transactions entailing the provision of financial support by the bank to an affiliate. In addition, loans or other extensions of credit by the bank to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

In addition, Sections 22(h) and (g) of the Federal Reserve Act, implemented through Regulation O, place restrictions on commercial bank loans to executive officers, directors, and principal stockholders of the bank and its affiliates. Under Section 22(h) of the Federal Reserve Act, bank loans to a director, an executive officer, a greater than 10% stockholder of the bank, and certain related interests of these persons, may not exceed, together with all other outstanding loans to such persons and affiliated interests, the bank's limit on loans to one borrower, which is generally equal to 15% of the bank's unimpaired capital and surplus in the case of loans that are not fully secured, and an additional 10% of the bank's unimpaired capital and unimpaired surplus in the case of loans that are fully secured by readily marketable collateral having a market value at least equal to the amount of the loan. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers, and principal stockholders be made on terms that are substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to insiders cannot exceed the bank's unimpaired capital and surplus. Furthermore, Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Executive Compensation

The federal banking agencies have adopted interagency guidance on incentive-based compensation arrangements applicable to all banking organizations regardless of asset size. This guidance establishes a principles-based framework designed to ensure that incentive-based compensation arrangements appropriately tie rewards to longer-term performance and do not undermine the safety and soundness of banking organizations or create undue risks to the financial system. The framework emphasizes balanced risk-taking incentives, compatibility with effective controls and risk management, and strong corporate governance, and provides for supervisory or enforcement action where material deficiencies threaten an institution's safety and soundness.

In May 2016, the federal financial regulators re-proposed regulations under Section 956 of the Dodd-Frank Act (first proposed in 2011) governing incentive-based compensation practices at covered banking institutions, which would include, among others, all banking organizations with assets of $1 billion or greater. Portions of these proposed rules would apply to the Corporation and FirstBank. Those applicable provisions would generally (i) prohibit types and features of incentive-based compensation arrangements that encourage inappropriate risk because they are "excessive" or "could lead to material financial loss" at the banking institution; (ii) require incentive-based compensation arrangements to adhere to three basic principles: (1) a balance between risk and reward; (2) effective risk management and controls; and (3) effective governance; and (iii) require appropriate board of directors (or committee) oversight and recordkeeping and disclosures to the banking institution's primary regulatory agency. As of December 31, 2025, the rule has not been finalized. Although several federal banking agencies re-proposed the rule in 2024, the absence of joint action by all required regulators continues to delay adoption, and the timing and substance of any final rule remain uncertain.

In August 2022, the SEC introduced new pay-versus-performance disclosure rules, which took effect in October 2022, requiring to clearly disclose the relationship between executive compensation and the company's financial performance. Additionally, in October 2022, the SEC finalized a rule that directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements, and requires companies to, among other things, file their clawback policies as Exhibit 97 of Form 10-K. Our Compensation Clawback Policy is compliant with NYSE's listing standards pursuant to this rule.

Prompt Corrective Action

The "prompt corrective action" provisions of the FDIA require the federal bank regulatory agencies to take prompt corrective action against any insured depository institution that is undercapitalized. The FDIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized insured depository institutions significantly exceed the required minimum level for each relevant capital measure.

A bank's capital category may not constitute an accurate representation of the overall financial condition or prospects of a bank, such as the Bank, and should be considered in conjunction with other available information regarding the financial condition and results of operations of such bank.

Deposit Insurance

FirstBank is subject to FDIC deposit insurance assessments, which increased for all banks, including FirstBank, following the increase in deposit insurance coverage to up to $250,000 per customer and the FDIC's expanded authority to increase insurance premiums implemented by the Dodd-Frank Act. The FDIA further requires that the designated reserve ratio for the DIF for any year not be less than 1.35% of estimated insured deposits or the comparable percentage of the new deposit assessment base. In addition, the FDIC was required to take the necessary actions for the reserve ratio to reach 1.35% of estimated insured deposits by September 30, 2020. The FDIC managed to reach the goal early, achieving a reserve ratio of 1.36% in September 2018. However, in the third quarter of 2020, the FDIC announced that the reserve ratio of the DIF fell nine basis points between the first and second quarters of 2020, from 1.39% to 1.30%. The decline was attributed to an unprecedented surge in deposits. The FDIC approved a plan that is expected to restore the DIF to at least 1.35% within eight years, as required by the FDIA. Under the plan, the FDIC will maintain the current schedules of assessment rates for all banks; monitor deposit balance trends, potential losses and other factors that affect the reserve ratio; and provide updates to its loss and income projections at least twice a year. The FDIC has also adopted a final rule raising its industry target ratio of reserves to insured deposits to 2%, 65 basis points above the statutory minimum, but the FDIC has indicated that it does not project that goal to be met for several years.

In October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC designated a long-term reserve ratio for the DIF of 2% and has continued to maintain that designation through 2026. The increase in assessment rate schedules was intended to increase the likelihood that the reserve ratio of the DIF would reach the statutory minimum of 1.35% by the statutory deadline of September 30, 2028. As of 2025, the FDIC has reported that the DIF reserve ratio has exceeded the statutory minimum and remains below the 2% designated reserve ratio. Accordingly, the increased assessment rate schedules remain in effect. Progressively lower assessment rate schedules will take effect if the reserve ratio reaches 2% and again at 2.5%.

In November 2023, the FDIC issued a final rule imposing a special assessment to recover estimated losses incurred by the Deposit Insurance Fund ("DIF") resulting from the closures of Silicon Valley Bank and Signature Bank. The assessment is being collected quarterly from certain insured depository institutions, including the Bank, beginning with the quarter ending June 30, 2024. During 2024, the Corporation recorded an additional loss related to the FDIC special assessment to reflect updated estimates of its obligation based on information available at that time, including the impact of the then-established extended assessment period provisions. On December 16, 2025, the FDIC issued an interim final rule amending the collection terms of the special assessment, which included reducing the collection rate in the eighth collection quarter from 3.36 basis points to 2.97 basis points, removing the previously established extended assessment period provisions and providing offsets to regular quarterly deposit insurance assessments if aggregate collections exceed actual losses. As of December 31, 2025, the Corporation's total estimated FDIC special assessment amounted to $6.3 million, of which $5.5 million has been paid. The Corporation continues to monitor the FDIC's estimated loss to the DIF, which could affect the amount of its accrued liability.

FDIC Insolvency Authority

Under Puerto Rico banking laws, the OCIF may appoint the FDIC as conservator or receiver of a failed or failing FDIC-insured Puerto Rican bank, and the FDIA authorizes the FDIC to accept such an appointment or to appoint itself as conservator or receiver. In an insolvency scenario or the occurrence of other events, the FDIC has broad authority to transfer or liquidate the bank's assets and liabilities, pay out insured depositors, as well as uninsured depositors and other creditors to the extent of the closed bank's available assets, administer the receivership estate, pay out estate claims, and repudiate or disaffirm certain types of contracts. In the event of any liquidation or resolution of an insured depository institution, including the Bank, depositors' claims (including those of the FDIC as subrogee of insured depositors) and certain administrative expenses have priority over other general unsecured creditors. Accordingly, if the Bank were to fail, insured and uninsured depositors, along with the FDIC, would have priority in payment ahead of unsecured, non-deposit creditors, including the Corporation, with respect to any extensions of credit they have made to such insured depository institution.

Activities and Investments

The principal activities of FDIC-insured, state-chartered banks, such as FirstBank, are generally limited to those that are permissible for national banks. Similarly, under regulations dealing with equity investments, an insured state-chartered bank generally may not directly or indirectly acquire or retain any equity investments of a type, or in an amount, that is not permissible for a national bank.

Federal Home Loan Bank System

FirstBank is a member of the FHLB system, a network of eleven regional FHLBs governed and regulated by the Federal Housing Finance Agency that serve as reserve or credit facilities for member institutions within their assigned regions.

As a member of FHLB of New York, FirstBank is required to hold shares of capital stock in the FHLB of New York in an amount calculated in accordance with the requirements set forth in applicable laws and regulations. FirstBank is in compliance with the stock ownership requirements of the FHLB of New York. All loans, advances and other extensions of credit made by the FHLB to FirstBank are secured by a portion of FirstBank's mortgage loan or securities portfolios, certain other investments and the capital stock of the FHLB held by FirstBank.

The board of directors of each FHLB may increase minimum investment requirements to meet regulatory capital needs, subject to the Federal Housing Finance Agency approval in certain cases. Because the extent of any obligation to increase our investment in any of the FHLBs depends entirely upon the occurrence of a future event, the amount of any future investment in the capital stock of the FHLBs is not determinable.

Ownership and Control

Because of FirstBank's status as an FDIC-insured bank, as defined in the Bank Holding Company Act, the Corporation, as the owner of FirstBank's common stock, is subject to certain restrictions and disclosure obligations under various federal laws, including the Bank Holding Company Act and the Change in Bank Control Act (the "CBCA"). Regulations adopted pursuant to the Bank

Holding Company Act and the CBCA generally require prior Federal Reserve Board or other federal banking agency approval or non-objection for an acquisition of control of an "insured institution" (as defined in the Act) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or group of persons acting in concert) acquires 25% or more of any class of voting stock of an insured institution or holding company thereof. Under the CBCA, control is presumed to exist subject to rebuttal if a person (or group of persons acting in concert) acquires 10% or more of any class of voting stock and either (i) the corporation has registered securities under Section 12 of the Exchange Act, or (ii) no person (or group of persons acting in concert) will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is broad and subject to certain rebuttable presumptions, including, among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses. The regulations of the FDIC implementing the CBCA are generally similar to those described above.

The Puerto Rico Banking Law requires the approval of the OCIF for changes in control of a Puerto Rico bank. See "Puerto Rico Banking Law" below for further detail.

Standards for Safety and Soundness

The FDIA requires the FDIC and other federal bank regulatory agencies to prescribe standards of safety and soundness. Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations, and supervisory agreements could subject the Corporation, its subsidiaries, and their respective officers, directors, and institution-affiliated parties to the remedies described above, and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order, or condition enacted or imposed by the bank's regulatory agency.

Regulatory Framework for Leveraged Lending Activities

In December 2025, the OCC and the FDIC rescinded the Interagency Guidance on Leveraged Lending ("2013 Guidance") and its 2014 FAQs, citing that the framework was overly restrictive, extended beyond its intended scope, and contributed to a shift of leveraged lending to nonbank lenders. In addition, the 2013 Guidance had not been submitted to Congress as required under the Congressional Review Act. Following the rescission, banks are expected to manage leveraged lending activities under general principles for safe and sound lending, consistent with broader commercial credit risk management standards. Institutions are expected to maintain a defined risk appetite, apply a consistent internal definition of leveraged loans, adhere to sound underwriting standards, monitor borrower performance and refinancing risk, and conduct independent credit assessments for participations. Examiners will continue to assess underwriting, risk ratings, and reserves based on the size and risk profile of each bank's leveraged lending activities. The rescission does not result in immediate changes to Call Report requirements.

Brokered Deposits

FDIC regulations adopted under the FDIA govern the receipt of brokered deposits by banks. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or rollover brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the interest paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. In October 2020, the FDIC adopted revisions to its brokered deposit regulations that became effective on April 1, 2021, with full compliance extended to January 1, 2022. For brokered deposits, the final rule established a new framework for analyzing certain parts of the "deposit broker" definition, including a new interpretation for the "primary purpose" exception and the business relationships that meet the exception. Pursuant to this revision, during the fourth quarter of 2021, certain non-maturity deposits previously reported as brokered deposits were recharacterized as non-brokered deposits.

Puerto Rico Banking Law

As a commercial bank organized under the laws of the Commonwealth of Puerto Rico, FirstBank is subject to supervision, examination and regulation by the commissioner of OCIF (the "Commissioner") pursuant to the Puerto Rico Banking Law of 1933, as amended (the "Banking Law"), which governs its corporate structure, powers, capital and investment requirements, lending limits, and the authority of the Commissioner.

The Banking Law requires every bank to maintain a legal reserve, which shall not be less than 20% of its demand liabilities, except government deposits (federal, state and municipal) that are secured by actual collateral. The reserve is required to be composed of any of the permitted securities, or a combination thereof, including cash, immediately collectible items, and other assets authorized by the Commissioner.

Section 17 of the Banking Law, as amended by Section 8.2 of Regulation No. 9680, permits Puerto Rico commercial banks to make loans to any one person, firm, partnership or corporation in an aggregate amount of up to 15% of the sum of: (i) the bank's paid-in capital; (ii) the bank's reserve fund; (iii) 100% of the bank's retained earnings, subject to certain limitations; and (iv) any other components that the Commissioner may determine from time to time. If such loans are secured by collateral worth at least 25% in excess of the loan amount, the aggregate maximum amount may reach 33.33% of the sum of the bank's paid-in capital, reserve fund, 100% of retained earnings, subject to certain limitations, and such other components that the Commissioner may determine from time to time. There are no restrictions under the Banking Law on the amount of loans that may be wholly secured by bonds, securities and other evidences of indebtedness of the government of the United States, or of the Commonwealth of Puerto Rico, or by bonds, not in default, of municipalities or instrumentalities of the Commonwealth of Puerto Rico.

The Banking Law requires that Puerto Rico commercial banks prepare each year a balance summary of their operations and submit such balance summary for approval at a regular meeting of stockholders, together with an explanatory report thereon. The Banking Law also requires that at least 10% of the yearly net income of a Puerto Rico commercial bank be credited annually to a reserve fund until such reserve fund is in an amount equal to the total paid-in-capital of the bank.

The Banking Law also provides that when a Puerto Rico commercial bank's expenditures exceed its receipts, the excess must be charged first to undistributed profits of the bank, then to the reserve fund, and, if needed, to the capital account, and it prohibits declaration of dividends until capital has been restored to its original amount and the reserve fund equals 20% of the original capital.

The Finance Board, composed of representatives from various Puerto Rico Government agencies, instrumentalities and public corporations, including the Commissioner, has the authority to regulate the maximum interest rates and finance charges that may be charged on loans to individuals and unincorporated businesses in Puerto Rico, but current regulations allow most such rates to be determined by free competition. Accordingly, the regulations do not set a maximum rate for charges on retail installment sales contracts, small loans, and credit card purchases. Furthermore, there is no maximum rate set for installment sales contracts involving motor vehicles, commercial, agricultural and industrial equipment, commercial electric appliances and insurance premiums.

International Banking Center Regulatory Act of Puerto Rico ("IBE Act 52")

The business and operations of FirstBank International Branch ("FirstBank IBE" or the "IBE division of FirstBank") and FirstBank Overseas Corporation (the IBE subsidiary of FirstBank) are subject to supervision and regulation by the Commissioner. FirstBank IBE and FirstBank Overseas Corporation were established pursuant to Puerto Rico Act 52-1989, as amended, known as the "International Banking Center Regulatory Act" (the IBE Act 52). The IBE Act 52 provides for total Puerto Rico tax exemption on net income derived by an IBE operating in Puerto Rico on the specific activities identified in the IBE Act 52. An IBE that operates as a unit of a bank pays income taxes at the corporate standard rates to the extent that the IBE's net income exceeds 20% of the bank's total net taxable income. Under the IBE Act 52, certain sales, encumbrances, assignments, mergers, exchanges or transfers of shares, interests or participation(s) in the capital of an IBE may not be initiated without the prior approval of the Commissioner. The IBE Act 52 and the regulations issued thereunder by the Commissioner (the "IBE Regulations") limit the business activities that may be carried out by an IBE. Such activities are limited in part to persons and assets located outside of Puerto Rico.

Pursuant to the IBE Act 52 and the IBE Regulations, each of FirstBank IBE and FirstBank Overseas Corporation must maintain, in Puerto Rico, books and records of its transactions conducted in the ordinary course of business. FirstBank IBE and FirstBank Overseas Corporation are also required to submit to the Commissioner quarterly reports of their financial condition and results of operations, and are required to comply with the annual audited financial statements requirement.

The IBE Act 52 empowers the Commissioner to revoke or suspend, after notice and hearing, a license issued thereunder if, among other things, the IBE fails to comply with the IBE Act 52, the IBE Regulations or the terms of its license, or if the Commissioner finds that the business or affairs of the IBE are conducted in a manner that is not consistent with the public interest.

On February 16, 2024, the Governor of Puerto Rico approved Act 45 of 2024 which amended the IBE Act 52. These amendments became effective on May 15, 2024, and, among other things, increased the annual license fee paid by the IBEs to OCIF from $5 thousand to $25 thousand and amended certain other compliance matters, including a minimum employment requirement of eight full-time employees. The amendments also established updated prudential standards, such as higher minimum paid-in capital, enhanced custody and asset-quality rules, and a phased increase in required unencumbered assets for existing IBEs, from $0.5 million for the 2024-2025 compliance period to $1.5 million by 2027–2028, while newly organized entities must maintain at least $1 million in unencumbered assets.

Puerto Rico Income Taxes

Under the Puerto Rico Internal Revenue Code of 2011, as amended (the "PR Tax Code"), the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. However, certain subsidiaries that are organized as limited liability companies with a partnership election are treated as pass-through entities for Puerto Rico tax purposes. A subsidiary may realize a tax benefit from a net operating loss ("NOL") only if it can generate sufficient taxable income within the applicable NOL carryforward period. The PR Tax Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

On July 17, 2025, the Government of Puerto Rico enacted Act 65-2025 which, among other things, allows domestic limited liability companies owned by legal entities to elect to be treated as disregarded entities for tax purposes. As a result of this change, during the third quarter of 2025, the Corporation reversed approximately $16.6 million in valuation allowance related to deferred tax assets primarily associated with NOL carryforwards at the holding company level. This reversal reflects the Corporation's expectation of realizing these tax benefits under the new election established by the Act.

The Corporation has maintained an effective tax rate lower than the maximum statutory rate in Puerto Rico, which has resulted mainly from conducting business through certain entities that have special tax treatments, including doing business through an IBE unit of the Bank and through FirstBank Overseas Corporation, each of which are generally exempt from Puerto Rico income taxation under IBE Act 52, and through a wholly-owned subsidiary that engages in certain Puerto Rico qualified investing activities that have certain tax advantages under Act 60 of 2019.

United States Income Taxes

As a Puerto Rico corporation, First BanCorp. is treated as a foreign corporation for U.S. and USVI income tax purposes and, accordingly, is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Any such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations.

Insurance Operations Regulation

As a financial holding company under the Bank Holding Company Act, we are permitted to engage in a broader range of activities, including insurance activities, that are permitted to bank holding companies.

FirstBank Insurance Agency is registered as an insurance agency with the Insurance Commissioner of Puerto Rico and is subject to regulations issued by the Insurance Commissioner of Puerto Rico and the Division of Banking, Insurance and Financial Regulation in the USVI relating to, among other things, the licensing of employees and sales and solicitation and advertising practices, and by the Federal Reserve Board as to certain consumer protection provisions mandated by the Gramm-Leach-Bliley Act and its implementing regulations.

Mortgage Banking Operations

In addition to FDIC and CFPB regulations, FirstBank is subject to the rules and regulations of the FHA, VA, FNMA, FHLMC, GNMA, and the U.S. Department of Housing and Urban Development ("HUD") with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of MBS. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines that include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Moreover, lenders such as FirstBank are required annually to submit audited financial statements to the FHA, VA, FNMA, FHLMC, GNMA and HUD and each regulatory entity has its own financial requirements. FirstBank's affairs are also subject to supervision and examination by the FHA, VA, FNMA, FHLMC, GNMA and HUD at all times to assure compliance with applicable regulations, policies and procedures. Mortgage origination activities are subject to, among other requirements, the Equal Credit Opportunity Act, TILA and the RESPA and the regulations promulgated thereunder that, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. FirstBank is licensed by the Commissioner under the Puerto Rico Mortgage Banking Law, and, as such, is subject to regulation by the Commissioner, with respect to, among other things, licensing requirements and the establishment of maximum origination fees on certain types of mortgage loan products.

WEBSITE ACCESS TO REPORT

The Corporation makes available annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, and proxy statements on Schedule 14A, filed or furnished pursuant to Sections 13(a), 14(a) or 15(d) of the Exchange Act, free of charge on or through its internet website at www.1firstbank.com (under "Investor Relations") or directly through the Corporation's investor relations website, fbpinvestor.com, as soon as reasonably practicable after the Corporation electronically files such material with, or furnishes it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The Corporation also makes available its Corporate Governance Guidelines and Principles, the charters of the Audit, Asset/Liability, Compensation and Benefits, Credit, Risk, Trust, and Corporate Governance and Nominating Committees and the documents listed below, free of charge on or through its internet website at www.fbpinvestor.com (under Corporate Governance):

- Code of Ethics for CEO and Senior Financial Officers (the "Code of Ethics")

- Code of Ethical Conduct applicable to all employees

- Independence Principles for Directors

- Corporate Sustainability Reports

- Sustainability Policy

The Corporate Governance Guidelines and Principles and the aforementioned charters and documents may also be obtained free of charge by sending a written request to Mrs. Sara Alvarez Cabrero, Executive Vice President, General Counsel and Secretary of the Board, PO Box 9146, San Juan, Puerto Rico 00908.

Website addresses referenced in this Form 10-K are provided as textual references and for convenience only, and the content on the referenced websites does not constitute a part of this Form 10-K or any other report or document that the Corporation files with or furnishes to the SEC.

Item 1A. Risk Factors

Below is a discussion about material risks and uncertainties that could impact the Corporation's businesses, results of operations, financial condition, liquidity, and capital position, and could cause actual results to differ materially from those projected in any forward-looking statements. Additional risks and uncertainties not currently known to the Corporation or deemed immaterial may also materially adversely affect the Corporation. Thus, the following should not be considered a complete discussion of all of the risks and uncertainties the Corporation may face. See the discussion under "Forward-Looking Statements," in this Form 10-K.

RISKS RELATING TO THE BUSINESS ENVIRONMENT AND OUR INDUSTRY

The effect of changes in the interest rate environment and inflation levels on the level, composition and performance of the Corporation's assets and liabilities, and corresponding effects on the Corporation's net interest income, net interest margin, loan originations, deposit attrition, overall results of operations, and liquidity position.

Net interest income represents the difference between the interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Because assets and liabilities may reprice at different times and by different amounts, changes in interest rates can materially affect net interest income and net interest margin. Prolonged periods of lower interest rates generally compress net interest margin and reduce profitability. Higher interest rates can increase borrowing costs for consumers and businesses, reduce loan demand, and shift customer behavior among deposit products, which can negatively affect loan growth, deposit retention, funding costs, and liquidity. Competitive pressures to attract deposits may increase reliance on higher-cost funding, including wholesale funding, which could further compress net interest margin. Interest rates are influenced by factors beyond our control, including general economic conditions, inflationary trends, changes in government spending and debt issuances and monetary policy actions of governmental and regulatory agencies, including the Federal Reserve Board.

Additionally, basis risk may adversely affect net interest income. Basis risk arises when interest rates for different financial instruments with similar maturities, or the indices used to price them, change at different times or by different magnitudes. For example, the interest expense for liability instruments might not change by the same amount as interest income received from loans or investments. To the extent that the interest rates on loans and borrowings change at different rates and by different amounts, the margin between our variable rate-based assets and the cost of the interest-bearing liabilities might be compressed and adversely affect net interest income.

Also, changes in interest rates may impact the ability to attract and retain clients, as well as gain acceptance from current and prospective customers for new and existing products and services. This, in turn, affects demand for new loan originations, the composition of the Corporation's interest-earning assets, and the extent of any re-shifting between non-interest-bearing and interest-bearing liabilities. Further, changes in interest rates impact the value of our fixed-rate securities. Any unrealized gains or losses from these portfolios impact other comprehensive income, stockholders' equity, and the tangible common equity ratio. Any realized gains or losses from these portfolios impact regulatory capital ratios.

Changes in prepayments may adversely affect net interest income.

Net interest income may be affected by prepayments on MBS. Generally, when rates rise, prepayments of principal and interest will decrease, and the duration of MBS securities will increase and vice versa. Conversely, when rates fall, prepayments of principal and interest will increase, and the duration of MBS will decrease. Such acceleration in the prepayments of MBS would lower yields on these securities, as the amortization of premiums paid upon the acquisition of these securities would accelerate. Conversely, acceleration in the prepayments of MBS would increase yields on securities purchased at a discount, as the accretion of the discount would accelerate. Also, net interest income in future periods might be affected by our investment in callable securities because decreases in interest rates might prompt the early redemption of such securities.

The volatility in the financial services industry, which could result in, among other things, bank deposit runoffs, liquidity constraints, and increased regulatory requirements and costs.

The closure and placement into receivership with the FDIC of certain large U.S. regional banks with assets over $100 billion in March and May 2023, and adverse developments affecting other banks, resulted in heightened levels of market volatility and consequently negatively impacted customer confidence in the safety and soundness of financial institutions. These developments resulted in certain regional banks experiencing higher than normal deposit outflows and an elevated level of competition for available deposits in the market. The impact of market volatility from adverse developments in the banking industry such as this one are highly uncertain and difficult to predict. In the aftermath of these bank failures, the banking agencies have increased regulatory requirements and costs that may impact capital ratios or the FDIC deposit insurance premium. For example, in 2023, the FDIC issued a final rule to impose a special assessment to recover certain estimated losses to the Deposit Insurance Fund ("DIF") arising from the closures of Silicon Valley Bank and Signature Bank. The estimated losses will be recovered through quarterly special assessments collected from certain insured depository institutions, including the Bank, and collection began during the quarter ended June 30, 2024. As of

December 31, 2025, the Corporation's total estimated FDIC special assessment amounted to $6.3 million, of which $5.5 million has been paid. The Corporation continues to monitor the FDIC's estimated loss to the DIF, which could affect the amount of its accrued liability.

Difficult market and general economic conditions have affected the financial industry in the past and could adversely affect us in the future.

Given that most of our business is in Puerto Rico and the U.S. and given the degree of interrelation between Puerto Rico's economy and that of the U.S., we are exposed to downturns in the U.S. economy, including factors such as employment levels in the U.S. and real estate valuations. The deterioration of these conditions has adversely affected us in the past and in the future could adversely affect the credit performance of mortgage loans, and result in significant write-downs of asset values by financial institutions, including U.S. government-sponsored entities ("GSEs") as well as major commercial banks and investment banks.

In particular, we may face the following risks:

- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite the loans become less predictive of future behaviors.

- The models used to estimate losses inherent in the credit exposure, particularly those under CECL, require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be accurately estimated and which may, in turn, impact the reliability of the models.

- Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with GSEs and repurchase agreements) on favorable terms, or at all, could be adversely affected by further disruptions in the capital or credit markets or other events, including deteriorating investor expectations.

- Competitive dynamics in the industry could change as a result of strategic growth opportunities in connection with current market conditions.

- Expected future regulation of our industry may increase our compliance costs and limit our ability to pursue business opportunities.

- There may be downward pressure on our stock price.

Any deterioration of economic conditions in the U.S. and disruptions in the financial markets could adversely affect our ability to access capital, our business, financial condition, and results of operations. Unfavorable or uncertain economic and market conditions have been and could cause declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics; or a combination of these or other factors.

Additionally, the residential mortgage loan origination business is impacted by home values and has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. During periods of rising interest rates, the refinancing of many mortgage products tends to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced.

Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to sell loans, the prices we receive for loans, the values of mortgage loans held for sale, or residual interests in securitizations, which could adversely affect our financial condition and results of operations. In addition, any additional material decline in real estate values would further weaken the loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such real estate arising from borrower defaults to the extent not covered by third-party credit enhancements.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, including other banks, insurance companies, mortgage banking companies, small loan companies, automobile financing companies, leasing companies, brokerage firms with retail operations, credit unions, certain retailers, fintech companies and digital platforms. The Corporation's ability to compete effectively depends on the relative performance of its products, the degree to which the features of its products appeal to customers, and the extent to which the Corporation meets clients' needs and expectations. The Corporation's ability to compete also depends on its ability to attract and retain professional and other personnel, and on its reputation.

The Corporation encounters intense competition in attracting and retaining deposits and in its consumer and commercial lending activities. The Corporation competes for loans with other financial institutions. The Corporation's ability to originate loans depends primarily on the rates and fees charged and the service it provides to its borrowers in making prompt credit decisions. There can be no assurance that in the future the Corporation will be able to increase its deposit base, originate loans in the manner or on the terms on which it has done so in the past, or otherwise compete effectively.

The Corporation's credit quality and the value of the portfolio of Puerto Rico government securities have been, and in the future may be, adversely affected by Puerto Rico's economic condition, and may be affected by actions taken by the Puerto Rico government or the PROMESA oversight board to address the ongoing fiscal and economic challenges in Puerto Rico.

A significant portion of our business activities and credit exposure is concentrated in Puerto Rico, which has faced prolonged economic and fiscal challenges. Although the Puerto Rico Planning Board ("PRPB") reported in its preliminary estimates that real gross national product ("GNP") grew 0.4% in fiscal year 2025, marking the fifth consecutive year of positive economic growth, future economic prospects remain uncertain. However, according to the PROMESA oversight board, the fiscal year 2026 budget prepares the Puerto Rico government for potential further declines in federal funding over the fiscal year that began on July 1, 2025.

As of December 31, 2025, the Corporation had $297.8 million of direct exposure to the Puerto Rico government, its municipalities and public corporations. As of December 31, 2025, approximately $211.3 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $42.2 million consisted of loans and obligations which are supported by one or more specific sources of municipal revenues. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. In addition to municipalities, the total direct exposure also included $8.7 million in a loan extended to an affiliate of PREPA, $32.9 million in loans to a public corporation of the Puerto Rico government, and an obligation of the Puerto Rico government, specifically a residential pass-through MBS issued by the PR Housing Finance Authority ("PRHFA"), at an amortized cost of $2.7 million as part of its available-for-sale debt securities portfolio (fair value of $1.6 million as of December 31, 2025).

Also, as of December 31, 2025, the outstanding balance of construction loans funded through conduit financing structures to support the federal programs of Low-Income Housing Tax Credit ("LIHTC") combined with Community Development Block Grant-Disaster Recovery ("CDBG-DR") funding amounted to $92.4 million. The main objective of these programs is to spur development in new or rehabilitated and affordable rental housing. PRHFA, as program subrecipient and conduct issuer, issues tax-exempt obligations which are acquired by private financial institutions and are required to co-underwrite with PRHFA a mirror construction loan agreement for the specific project loan to which the Corporation will serve as ultimate lender, but where the PRHFA will be the lender of record. In addition, as of December 31, 2025, the Corporation had $67.1 million in exposure to residential mortgage loans guaranteed by the PRHFA.

The Corporation operates in various jurisdictions highly dependent on federal funding programs. On January 27, 2025, the Office of Management and Budget ("OMB") issued Memorandum M-25-13 entitled "Temporary Pause of Agency Grant, Loan, and Other Financial Assistance Programs." The Memo directed every federal agency to "temporarily pause all activities related to obligation or disbursement of all federal financial assistance, and other relevant agency activities that may be implicated by executive orders, including, but not limited to, financial assistance for foreign aid, nongovernmental organizations, DEI, woke gender ideology, and the green new deal." Lawsuits challenging the pause were immediately filed and on January 28, 2025, the U.S. District Court for the District of Columbia enjoined the Trump administration from implementing OMB Memorandum M-25-13 for disbursements under open awards. On January 29, 2025, OMB rescinded the Memo, however, the administration has continued to pursue agency-by-agency reviews of federal financial assistance programs and to implement targeted funding pauses, terminations, or additional compliance requirements consistent with its policy priorities, subject to applicable legal constraints. It remains uncertain whether the administration will issue new directives, executive orders, or guidance affecting federal grants, loans, or other financial assistance in the future, or how courts may rule on ongoing or future challenges; however, any such action by the administration or ruling by the courts that limit such grants or financial assistance could have a negative effect on our business.

Instability in economic conditions, delays in the receipt of disaster relief funds allocated to Puerto Rico or any temporary or permanent pause on any federal funds, and the potential impact on asset values resulting from past or future natural disaster events, when added to Puerto Rico's ongoing fiscal challenges, could materially adversely affect our business, financial condition, liquidity, results of operations and capital position.

A deterioration in economic conditions in the U.S. Virgin Islands and British Virgin Islands could harm our results of operations.

The Corporation has exposure to the USVI and BVI economies, which remain susceptible to fiscal challenges, natural disasters, and reliance on federal disaster relief and recovery funding. As of December 31, 2025 and 2024, the Corporation had $138.7 million and $100.4 million, respectively, in loans to USVI public corporations, all of which were performing as of that date. However, ongoing fiscal and economic challenges in the USVI may deteriorate the overall financial and economic conditions in the area, which could negatively affect the Corporation's asset quality, credit performance and overall financial condition.

We are subject to ESG risks that could adversely affect our reputation and the market price of our securities.

Although the current U.S. presidential administration and federal regulatory agencies have, in recent years, reduced or paused certain ESG-related regulatory initiatives, including the SEC's decision in 2025 to withdraw its defense of federal climate-related disclosures, stakeholder expectations regarding ESG matters are not uniform. Both opponents and proponents of ESG-related practices have increasingly engaged in legislative, regulatory, litigation, and public advocacy efforts to advance their respective positions. As a result, the ESG regulatory and political landscape has become more complex and less predictable. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price.

For example, we may be exposed to negative publicity based on the identity and activities of those to whom we lend or with whom we otherwise do business, and on the public's view of the ESG-related approach and performance of our customers and business partners. Such negative publicity may arise from adverse coverage in traditional media or may spread rapidly through social media and other digital platforms. If we were to become the subject of such negative publicity, our relationships and reputation with existing and prospective customers and third parties with which we do business could be damaged, which could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on our business, financial condition and results of operations. In addition, we may face criticism from ESG detractors regarding the scope, nature, or perceived impact of our ESG initiatives or policies, or in response to any revisions or enhancements to these initiatives. We could also be subject to adverse actions or responses by governmental actors (such as anti-ESG legislation or retaliatory legislative treatment) or consumers (through boycotts or negative publicity campaigns) that could adversely affect our reputation, results of operations and financial condition.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns or other catastrophic events.

Natural disasters, whose nature and severity may be impacted by climate change, such as hurricanes, floods, extreme cold events and other adverse weather conditions; public health crises; political crises, such as terrorist attacks, war, labor unrest, other political instability, trade policies, tariffs and sanctions, including the ongoing conflict in Ukraine, the conflict in the Middle East, recent conflicts in South America, and the possible expansion of such conflicts in surrounding areas and potential geopolitical consequences; negative global climate patterns, especially in water stressed regions; or other catastrophic events, such as fires or other disasters occurring at our locations, whether occurring in Puerto Rico, the U.S., or internationally, could cause a significant adverse effect on the economy and disrupt our operations. Certain areas in which our business is concentrated, including Puerto Rico and the USVI, are particularly susceptible to earthquakes, hurricanes, and major storms. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our customers. The Corporation is also not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Climate change, and efforts to mitigate its long-term effects, may materially adversely affect the Corporation's business and results of operations.

Concerns regarding the long-term effects of climate change have led, and are expected to continue to lead, to increased governmental efforts worldwide aimed at mitigating climate-related risks. In addition, consumers and businesses may voluntarily modify their behavior, business practices, and investment decisions in response to these concerns. As a result, the Corporation and its customers may be required to adapt to new laws and regulations, and shifts in consumer and business preferences associated with climate change. These developments may result in increased costs, asset value reductions, and changes to operating processes. The impact on our customers will likely vary depending on their specific attributes, including reliance on our role in fossil fuel activities. The Corporation may face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. The Corporation's efforts to take these risks into account in making lending and other decisions, including increasing our business with climate-responsible companies, may not be effective in protecting the Corporation from the negative impact of new laws and regulations or changes in consumer or business behavior.

Deterioration in collateral values may result in additional losses.

Our business is affected by the value of the assets securing our loans or underlying our investments.

We had a commercial and construction loan portfolio held for investment in the amount of $6.5 billion as of December 31, 2025. Due to their nature, these loans entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. Furthermore, in the case of a slowdown in the real estate market, it may be difficult to dispose of the properties securing these loans upon any foreclosure of the properties. We may incur losses over the near term, either because of continued deterioration in the quality of loans or because of sales of problem loans, which would likely accelerate the recognition of losses. Any such losses could adversely impact our overall financial performance and results of operations.

Deterioration of the value of real estate collateral securing our construction and commercial loan portfolios, whether located in Puerto Rico or elsewhere, would result in increased credit losses. Whether the collateral that underlies our loans is located in Puerto Rico, the USVI, the BVI, or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of, and conditions within, each specific real estate market. As of December 31, 2025, $2.8 billion of our commercial and construction loan portfolio held for investment, or 21% of the total loan portfolio held for investment, consisted of commercial mortgage and construction loans, of which $1.9 billion was in the Puerto Rico region.

We measure credit losses for collateral dependent loans based on the fair value of the collateral, which is generally obtained from appraisals, adjusted for undiscounted selling costs as appropriate. Updated appraisals are obtained when we determine that loans are collateral dependent and are updated annually thereafter. In addition, appraisals are also obtained for certain residential mortgage loans on a spot basis based on specific characteristics, such as delinquency levels, and age of the appraisal. The appraised value of the collateral may decrease, or we may not be able to recover collateral at its appraised value. A significant decline in collateral valuations for collateral dependent loans has required and, in the future, may require, increases in our credit loss expense on loans. Any such increase would have an adverse effect on our future financial condition and results of operations.

Labor shortages, challenges in attracting and retaining qualified personnel, and constraints in the supply chain could adversely affect our clients' operations as well as our business and operations.

Widespread labor shortages across Puerto Rico, the United States, the Virgin Islands, and other markets have affected many of our commercial clients, contributing to operational disruptions, supply chain constraints, reduced cash flow, and potential difficulties in meeting loan obligations. These labor market pressures also affect the Corporation's own operations. Competition for skilled and experienced personnel remains intense, and rising wages, driven in part by inflation and heightened employee expectations, may increase our cost structure and contribute to higher turnover. As a result, the Corporation may face prolonged vacancies, challenges in attracting and retaining qualified employees, and potential impacts on service levels. If these conditions persist, they could materially and adversely affect the Corporation's operations, competitive position, and overall financial results.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine financing transactions could be adversely affected by future failures of financial institutions and the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. In certain of these transactions, we are required to post collateral to secure the obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral, or we may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty or under other circumstances.

In addition, many of these transactions expose us to credit risk in the event of a default by our counterparty or client. The credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any losses resulting from our routine funding transactions may materially and adversely affect our financial condition and results of operations.

RISKS RELATING TO THE CORPORATION'S BUSINESS

Certain funding sources may not be available to us, and our funding sources may prove insufficient and/or costly to replace.

FirstBank relies primarily on customer deposits, the issuance of brokered CDs, and advances from the FHLB of New York to maintain its lending activities and to replace certain maturing liabilities. As of December 31, 2025, we had $593.6 million in brokered CDs outstanding, representing approximately 4% of our total deposits. Approximately $394.0 million, or 66% in brokered CDs mature over the twelve months ending December 31, 2025, and the average remaining term to maturity of the brokered CDs outstanding as of December 31, 2025 was approximately 1.0 year. None of these brokered CDs are callable at the Corporation's option. In addition, the Corporation had $290.0 million of long-term FHLB advances outstanding as of December 31, 2025, with an average remaining term to maturity of 1.36 years.

Although FirstBank has historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions change. If we are unable to maintain access to funding sources, our results of operations and liquidity would be adversely affected.

Alternate sources of funding may carry higher costs than sources currently utilized. If we are required to rely heavily on more expensive funding sources, profitability would be adversely affected.

We may determine to seek debt financing in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us, or if available, may not be on acceptable terms. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, our credit ratings and our credit capacity. In addition, FirstBank may seek to sell loans as an additional source of liquidity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

Downgrades in our credit ratings could further increase the cost of borrowing funds.

The Corporation's ability to access new non-deposit sources of funding could be adversely affected by downgrades in our credit ratings. The Corporation's liquidity is to a certain extent contingent upon its ability to obtain external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrades in such credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could in turn adversely affect results of operations.

We depend on cash dividends from FirstBank to meet our cash obligations.

As a holding company, dividends from FirstBank, our banking subsidiary, have provided a substantial portion of our cash flow used to service the interest payments on our obligations. FirstBank is limited by law in its ability to make dividend payments and other distributions to us based on its earnings and capital position. A failure by FirstBank to generate sufficient cash flow to make dividend payments to us may have a negative impact on our results of operations and financial condition.

Our level of non-performing assets may adversely affect our future results of operations.

Although non-performing assets decreased by $4.2 million to $114.1 million as of December 31, 2025, or 4%, from $118.3 million as of December 31, 2024, we continue to have a relevant amount of nonaccrual loans. If we are unable to effectively maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

Our ACL may not be adequate to cover actual losses, and we may be required to materially increase our ACL, which may adversely affect our capital ratios, financial condition and results of operations.

We are subject, among other things, to the risk of loss from loan defaults and foreclosures with respect to the loans we originate and purchase. We recognize periodic credit loss expenses on loans, which lead to reductions in our income from operations, in order to maintain our ACL on loans at a level that our management deems to be appropriate based upon an assessment of the quality of the loan and lease portfolios. Management may fail to accurately estimate the level of credit losses or may have to increase our credit loss expense on loans in the future as a result of new information regarding existing loans, future increases in nonaccrual loans beyond what was forecasted, foreclosure actions and loan modifications, changes in current and expected economic and other conditions affecting borrowers or for other reasons beyond our control. In addition, the bank regulatory agencies periodically review the adequacy of our ACL on loans and may require an increase in the credit loss expense on loans or the recognition of additional classified loans and loan charge-offs, based on judgments that differ from those of management.

The level of the ACL reflects management's estimates based upon various assumptions and judgments as to specific credit risks; evaluation of industry concentrations; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; unidentified losses inherent in the current loan portfolio and reasonable and supportable forecasts. The determination of the appropriate level of the ACL on loans inherently involves a high degree of subjectivity and requires management to make significant estimates and judgments regarding current credit risks and future trends, all of which may undergo material changes. If our estimates prove to be incorrect, our ACL on loans may not be sufficient to cover losses in our loan portfolio and our credit loss expense on loans could increase substantially.

In addition, any increases in our credit loss expense on loans or any loan losses in excess of our ACL on loans could have a material adverse effect on our future capital ratios, financial condition and results of operations.

Defective and repurchased loans may harm our business and financial condition.

In connection with the sale and securitization of loans, we are required to make a variety of customary representations and warranties relating to the loans sold or securitized. Our obligations with respect to these representations and warranties are generally outstanding for the life of the loan, and relate to, among other things, the following: (i) compliance with laws and regulations; (ii) underwriting standards; (iii) the accuracy of information in the loan documents and loan files; and (iv) the characteristics and enforceability of the loan.

A loan that does not comply with the representations and warranties made may take longer to sell, may impact our ability to obtain third-party financing for the loan, and may not be saleable or may be saleable only at a significant discount. If such a loan is sold before we detect non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any loss, either of which could reduce our cash available for operations and liquidity. Management believes that it has established controls to ensure that loans are originated in accordance with the secondary market's requirements, but certain employees may make mistakes or may deliberately violate our lending policies.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risks could adversely affect our consolidated results of operations.

We may fail to identify and manage risks related to a variety of aspects of our business, including, but not limited to, liquidity risk; interest rate risk; market risk; credit risk; operational risk; legal, regulatory and compliance risk; reputational risk; model risk; capital risk; strategic risk; and information technology and cybersecurity risk. We have adopted and periodically improve various controls, procedures, policies and systems to monitor and manage risk. Any improvements to our controls, procedures, policies and systems, however, may not be adequate to identify and manage the risks in our various businesses. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets or our businesses or for other reasons, we could incur losses, suffer reputational damage, or find ourselves out of compliance with applicable regulatory mandates or expectations.

We may also be subject to disruptions from external events, such as natural disasters and cyber-attacks, which could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. In addition, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or the customers, vendors or counterparties with which we conduct business, our consolidated results of operations could be negatively affected. When we record balance sheet reserves for probable loss contingencies related to operational losses, we may be unable to accurately estimate our potential exposure, and any reserves we establish to cover operational losses may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition for the periods in which we recognize the losses.

Our businesses may be adversely affected by litigation.

We have, in the past, been party to claims and legal actions by our customers, or subject to regulatory supervisory actions by the government on behalf of customers, relating to our performance of fiduciary or contractual responsibilities. In the past, we have also been subject to securities class action litigation by our shareholders and we have also faced employment lawsuits and other legal claims. In any future claims or actions, demands for substantial monetary damages may be asserted against us, resulting in financial liability or an adverse effect on our reputation among investors or on customer demand for our products and services. A securities class action suit against us in the future could result in substantial costs, potential liabilities and the diversion of management's attention and resources. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which has occurred in the past and may occur in the future, resulting in a material adverse impact on our consolidated results of operations or financial condition.

In the ordinary course of our business, we are also subject to various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

The resolution of legal actions or regulatory matters, when unfavorable, has had, and could in the future have, a material adverse effect on our consolidated results of operations for the quarter in which such actions or matters are resolved or a reserve is established.

Our businesses may be negatively affected by adverse publicity or other reputational harm.

Our relationships with many of our customers are predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet customer expectations and other issues with respect to one or more of our businesses, including FirstBank as our banking subsidiary, could materially and adversely affect our reputation, or our ability to attract and retain customers or obtain sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses, the market places in which we operate, the regulatory environment and customer expectations. If we fail to promptly address matters that bear on our reputation, our reputation may be materially adversely affected and our business may suffer.

Any impairment of our goodwill or other intangible assets may adversely affect our operating results.

We review goodwill for impairment annually and assess other intangible assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If goodwill or other intangibles are determined to be impaired, we may be required to record a charge to earnings. Impairment risk factors include deterioration in financial performance of the reporting unit, declining market valuation of the Corporation or comparable institutions, and adverse economic conditions impacting expected cash flows. During the fourth quarter of 2025, a qualitative goodwill impairment analysis determined that it was more-likely-than-not that the fair value of our reporting units exceeded their carrying value; therefore, no goodwill impairment was recorded.

As of December 31, 2025, our goodwill book value was $38.6 million, all recorded at FirstBank. Future goodwill impairments could reduce earnings and affect FirstBank's ability to pay dividends to the Corporation, subject to regulatory approval. While a goodwill impairment would not impact our tangible book value or regulatory capital, it could reduce reported earnings.

Recognition of deferred tax assets is dependent upon the generation of future taxable income by the Bank.

As of December 31, 2025, the Corporation had a net deferred tax asset of $149.0 million (net of a valuation allowance of $75.0 million, of which $72.2 million was related to FirstBank). Under the PR Tax Code, the Corporation and its subsidiaries, including FirstBank, are treated as separate taxable entities and are not entitled to file consolidated tax returns. Accordingly, in order to obtain a tax benefit from a NOL, a particular subsidiary must be able to demonstrate sufficient taxable income within the applicable NOL carry-forward period. Pursuant to the PR Tax Code, the carry-forward period for NOLs incurred during taxable years commencing after December 31, 2012 is 10 years. The Corporation assesses deferred tax assets to determine the amount that is more-likely-than-not to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to such amount. Due to significant estimates utilized in determining the valuation allowance and the potential for changes in facts and circumstances in the future, the Corporation may not be able to reverse the remaining valuation allowance or may need to increase its current deferred tax asset valuation allowance.

The Corporation's judgments regarding tax accounting policies and the resolution of potential tax disputes may impact the Corporation's earnings and cash flow, and changes in the tax laws of multiple jurisdictions can materially affect our operations, tax obligations, and effective tax rate.

Significant judgment is required in determining the Corporation's effective tax rate and in evaluating its tax positions. The Corporation provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable generally accepted accounting principles in the United States ("GAAP").

Fluctuations in federal, state, local, and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact the Corporation's effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. In addition, the Puerto Rico Department of Treasury ("PRTD"), the U.S. Internal Revenue Service ("IRS"), and the tax authorities in the jurisdictions in which we operate may challenge our tax positions and we may estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under applicable GAAP. Unfavorable resolution of any tax matter could increase the effective tax rate and could result in a material increase in our tax expense. Resolution of a tax issue may require the use of cash in the year of resolution.

First BanCorp. is subject to Puerto Rico income tax on its income from all sources. FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. The USVI jurisdiction imposes income taxes based on the U.S. Internal Revenue Code under the "mirror system" established by the Naval Service Appropriations Act of 1922. However, the USVI jurisdiction also imposes an additional 10% surtax on the USVI tax liability, if any.

These tax laws are complex and subject to different interpretations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining our provision for income taxes, our deferred tax assets and liabilities, and our valuation allowance. In addition, legislative changes, particularly changes in tax laws, could adversely impact our results of operations.

Changes in applicable tax laws in Puerto Rico, the U.S., or other jurisdictions or tax authorities' new interpretations could result in increases in our overall taxes and the Corporation's financial condition or results of operations may be adversely impacted.

Our ability to use our NOL carryforwards may be limited.

The Corporation has U.S. and USVI sourced NOL carryforwards. Section 382 of the U.S. Internal Revenue Code ("Section 382") limits the ability to utilize U.S. and USVI NOLs for income tax purposes, respectively, at such jurisdictions following an event of an ownership change. Generally, an "ownership change" occurs when certain shareholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage over a three-year testing period. Upon the occurrence of a Section 382 ownership change, the use of NOLs attributable to the period prior to the ownership change is subject to limitations and only a portion of the U.S. and USVI NOLs, as applicable, may be used by the Corporation to offset the annual U.S. and USVI taxable income, if any. In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 covering a comprehensive period, and concluded that an ownership change, for U.S. and USVI purposes only, had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities than we would have incurred in the absence of such limitation.

It is possible that the utilization of our U.S. and USVI NOLs could be further limited due to future changes in our stock ownership, as a result of either sales of our outstanding shares or issuances of new shares that could separately or cumulatively trigger an ownership change and, consequently, a Section 382 limitation. Any further Section 382 limitations may result in greater U.S. and USVI tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our earnings and cash flow. We may be able to mitigate the adverse effects associated with a Section 382 limitation in the U.S. and USVI to the extent that we could credit any resulting additional U.S. and USVI tax liability against our tax liability in Puerto Rico. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction will depend on our tax profile at each annual taxable period, which is dependent on various factors.

The utilization of our NOL carryforwards is subject to significant judgment and depends on future taxable income and the continued applicability of current tax laws. Although we reversed a portion of our valuation allowance in 2025 following the enactment of Act 65-2025, future changes in tax laws or sustained losses at the holding company or pass-through entity level, could limit our ability to utilize these NOLs, require the reestablishment of a valuation allowance, or result in the expiration of unused NOLs.

RISKS RELATING TO CYBERSECURITY AND TECHNOLOGY

Cyber-attacks, system risks and data security breaches to our computer systems and networks or those of third-party service providers could adversely affect our ability to conduct business, manage our exposure to risk or expand our business, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and present significant reputational, legal and regulatory costs.

Our business is highly dependent on the security, reliability, and effectiveness of our technology infrastructure and data management systems, as well as those of our customers, vendors, and other third parties. Employees, customers, and other third parties increasingly access our systems and services through personal or external devices and networks that are outside our direct control and subject to their own cybersecurity risks. Our business relies on effective access controls and the secure collection, processing, transmission, storage and retrieval of confidential, proprietary, personal and other information across our systems and those of third parties.

Cybersecurity risks facing financial institutions have increased significantly due to the growing sophistication and frequency of cyber threats, as well as our continued expansion of digital and online services. These risks may arise from deliberate attacks, misconduct, human error, or system failures. Cyber incidents, such as malware infections, phishing attacks, denial-of-service attacks, ransomware, or other security breaches, could result in unauthorized access to or loss, misuse, or destruction of sensitive information, damages to systems, disruption of operations, or impairment of customer access to our services.

While we maintain a CISP that continuously monitors cyber-related risks and ultimately ensures protection for the processing, transmission, and storage of confidential, proprietary, and other information in our computer systems and networks, as well as a Vendor Management Program to oversee third party and vendor risks, there is no guarantee that we will not be exposed to or be affected by a cybersecurity incident.

Cyber threats are rapidly changing, and future attacks or breaches could lead to other security breaches of the networks, systems, or devices that our customers use to access our integrated products and services, which, in turn, could result in unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary, and other information (including account data information) or data security compromises. As cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our protective measures, investigate, and remediate any information security vulnerabilities or incidents and develop our capabilities to respond and recover. The scope and impact of a particular cyberattack may not be immediately clear, which could delay remediation efforts and limit our ability to provide complete and accurate information to customers, third-party vendors, regulators, and the public.

A successful penetration or circumvention of our system security, or the systems of our customers, suppliers, and other third parties, could cause us serious negative consequences, including significant operational, reputational, legal, and regulatory costs and concerns. Any of these adverse consequences could adversely impact our results of operations, liquidity, and financial condition. In addition, our insurance policies may be insufficient to cover all losses associated with a significant cybersecurity incident, may become more costly, or may be unavailable on economically reasonable terms in the future or at all Any of these results could harm our growth prospects, financial condition, business, and reputation.

Our operational or security systems or infrastructure, or those of third parties, could fail or be breached. Any such future incidents could potentially disrupt our business and adversely impact our results of operations, liquidity, and financial condition, as well as cause legal or reputational harm.

Operational risk is inherent in our business and extends beyond our internal operations due to our reliance on third-party service providers. Our performance depends on the effectiveness, reliability, and security of our operational and technology infrastructure, including computer systems, data management, transaction processing, information security, online and mobile banking platforms, and network connectivity, as well as those of third parties that support critical business functions. Failures or disruptions caused by human error, misconduct, system defects, cyber incidents, or third-party performance issues could expose us to operational, financial, and reputational risk.

Our ability to implement safeguards, controls, and backup systems with respect to third-party systems is more limited than for our own. Our systems or those of our service providers may be damaged, disrupted, or rendered unavailable as a result of a number of factors, including events that are wholly or partially beyond our control. In certain circumstances, we may need to take our systems offline. While backup systems are utilized, they may not operate at the same speed or capacity as primary systems and temporary or permanent loss of data could occur.

We frequently update our systems to support our business needs, growth, and regulatory compliance, and to respond to evolving cybersecurity threats. These efforts may involve significant costs and risks associated with system implementation, and integration, and may result in potential business interruptions. Operational failures or significant disruptions could adversely impact our operations, liquidity, and financial condition, as well as cause reputational harm. In addition, our insurance coverage may be insufficient to fully cover losses resulting from a major interruption.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated. We may also be negatively affected if we fail to identify and address operational risks associated with the introduction of or changes to products and services, or if we fail to respond to emerging technologies that seek to displace traditional financial services.

Like most financial institutions, FirstBank significantly depends on technology to deliver its products and other services and to otherwise conduct business. To remain technologically competitive and operationally efficient, FirstBank invests in system upgrades, new technological solutions, and other technological initiatives. Competitors may introduce new products, services, or platforms that leverage emerging technologies or new industry standards. If we are unable to timely adopt, develop, or integrate new technologies, or if our existing systems and offerings become obsolete, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and, in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive to implement than we anticipate.

We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to effectively respond to technological change in the financial services industry could have a material adverse effect on our business, financial condition, and results of operations.

Advances in artificial intelligence, digital platforms, and automated advisory tools are enabling non-bank competitors to offer services traditionally provided by banks, including personal financial guidance, payments, and wealth management, often at lower cost and with greater speed or convenience. Similarly, distributed ledger and blockchain-based technologies may enhance transaction efficiency and security, but over time could reduce the role of banks as secure deposit-keepers and intermediaries. The continued adoption of these and other emerging technologies could materially and adversely affect our business and results of operations.

The Corporation is subject to stringent and changing privacy laws, regulations, and standards as well as policies, contracts, and other obligations related to data privacy and security. Our failure to comply with privacy laws and regulations, as well as other legal obligations, could have a material adverse effect on our business.

State, federal, and foreign governments are increasingly enacting laws and regulations governing the collection, use, retention, sharing, transfer, and security of personally identifiable information and data. A variety of federal, state, local, and foreign laws and regulations, orders, rules, codes, regulatory guidance, and certain industry standards regarding privacy, data protection, consumer protection, information security, and the processing of personal information and other data apply to our business. State laws are changing rapidly, and new legislation proposed or enacted in a number of other states imposes, or has the potential to impose, additional obligations on companies that process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. The U.S. federal government is also focused on privacy matters. Any failure by us or our business partners to comply with applicable laws, rules, and regulations could result in investigations or actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Such outcomes could increase our expenses, expose us to liabilities, and harm our reputation, and have a material adverse effect on our business. While we aim to comply with applicable data protection laws and obligations in all material respects, there is no assurance that we will not be subject to claims that we have violated such laws and obligations, will be able to successfully defend against such claims, or will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced in the U.S. with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly, or impossible, to achieve, and we could be subject to fines and penalties in the event of non-compliance.

In addition, the U.S. regulatory environment for financial services remains subject to change. Legislative, regulatory, or administrative actions may result in amendments to existing banking and consumer protection laws, modifications to prior rulemaking or guidance, or changes to the structure, authority, or enforcement priorities of federal regulatory agencies. The scope, timing, and impact of any such changes are uncertain.

RISK RELATING TO THE REGULATION OF OUR INDUSTRY

We are subject to certain regulatory restrictions that may adversely affect our operations.

We are subject to supervision and regulation by the Federal Reserve Board and the FDIC. We are a bank holding company and a financial holding company under the Bank Holding Company Act of 1956, as amended. The Bank is also subject to supervision and regulation by OCIF.

Under federal law, financial holding companies are permitted to engage in a broader range of "financial" activities than those permitted to bank holding companies that are not financial holding companies. A financial holding company that ceases to meet certain standards is subject to a variety of restrictions, depending on the circumstances, including the prohibition from undertaking new activities or acquiring shares or control of other companies. If we fail to comply with the requirements from our regulators, we may become subject to regulatory enforcement action and other adverse regulatory actions that might have a material and adverse effect on our operations.

The FDIC insures deposits at FDIC-insured depository institutions up to certain limits (currently, $250,000 per depositor at same depository institution). The FDIC charges insured depository institutions premiums to maintain the DIF. In the event of a bank failure, the FDIC takes control of a failed bank and, if necessary, pays all insured deposits up to the statutory deposit insurance limits using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires the FDIC to increase the DIF's reserves against future losses, which will require institutions with assets greater than $10 billion, such as FirstBank, to bear an increased responsibility for funding the prescribed reserve to support the DIF.

The FDIC may further increase FirstBank's premiums or impose additional assessments or prepayment requirements in the future. The Dodd-Frank Act removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. Any deficiencies in our compensation practices may be incorporated into our supervisory ratings, which can affect our ability to make acquisitions or perform other actions.

Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. As discussed in Part I, Item 1, "Business" of this Form 10-K, the Corporation is currently subject to the interagency guidance governing the incentive compensation activities of regulated banks and bank holding companies, and other financial regulators have also implemented regulations regarding compensation practices. Our failure to satisfy these restrictions and guidelines could expose us to adverse regulatory criticism, lowered supervisory ratings, and restrictions on our operations and acquisition activities.

We are subject to regulatory capital adequacy guidelines, and, if we fail to meet these guidelines, our business and financial condition will be adversely affected.

We are subject to stringent regulatory capital requirements. Although the Corporation and FirstBank met well-capitalized capital ratios as of December 31, 2025, and we expect both companies will continue to exceed the minimum risk-based and leverage capital ratio requirements for well-capitalized status under the current capital rules, we cannot assure that we will remain at such levels. If we fail to meet these minimum capital guidelines and other regulatory requirements, our business and financial condition will be materially and adversely affected. If we fail to maintain certain capital levels or are deemed not well managed under regulatory exam procedures, or if we experience certain regulatory violations, our status as a financial holding company, and our ability to offer certain financial products will be compromised and our financial condition and results of operations could be adversely affected.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to general economic conditions, our earnings and growth are significantly influenced by the monetary policies and regulatory actions of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. The Federal Reserve Board implements policy through various tools, including open market operations, adjustments to the federal funds and discount rates, and changes in reserve requirements for bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

Changes in monetary policies and regulatory actions of the Federal Reserve Board have had, and may continue to have, a significant impact on the operating results of commercial banks. The effects of such policies upon our business, financial condition and results of operations have been adverse in the past and may be adverse in the future.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. These laws are enforced by the U.S. Department of Justice and other federal agencies A successful regulatory challenge related to our compliance with these requirements could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, and restrictions on mergers and acquisitions, expansion, or entry into new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, and results of operations.

We face a risk of noncompliance and enforcement action related to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act, and related regulations require us to maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate, among other duties. Enforcement agencies, including the Financial Crimes Enforcement Network, federal banking regulators, and the U.S. Department of Justice, have significantly increased coordination and enforcement activity in this area. We are also subject to increased scrutiny of compliance with economic and trade sanctions administered by OFAC. If our AML, sanctions, or related compliance programs are deemed inadequate, we could be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Any such outcome could materially and adversely affect our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Corporation recognizes the significance of cybersecurity in the financial industry and the potential risks associated, such as the risks arising from the loss of confidentiality, integrity, or availability of information systems. The Corporation's processes to identify, assess, and monitor material risks from cybersecurity threats are part of its Enterprise Risk Management ("ERM") Program, under which the Corporation has implemented a comprehensive Corporate Information Security Program ("CISP"). Cybersecurity risk is managed as part of the overall information technology risk, under the direction of the Corporate Security Office ("CSO") led by the Chief Information Security Officer ("CISO") who ultimately reports to the Chief Operating Officer ("COO").

The CISP outlines the Corporation's overall vision, direction, and governance to protect the confidentiality, integrity, and availability of customer information and seeks to prevent unauthorized access as required by regulatory guidelines and industry security best practices. The CISP is based on well-renowned frameworks such as the International Organizational Standard ISO 27000 series and the NIST Cybersecurity Framework. As such, it serves as a guide for the implementation of security safeguards across the Corporation and its subsidiaries. The CISP also addresses cybersecurity breaches and procedures for appropriate response efforts, including any required notification, depending on the severity of the specific security incident. In addition, the CISP incorporates a risk-based approach to ensure that risk is treated in a consistent and effective matter and is designed to protect classified information to prevent disclosure to unauthorized individuals; prioritize the use of information security resources by concentrating on critical business applications; develop quality, cost-effective, and reliable systems; ensure the proper and secure disposal of sensitive information; and implement adequate processes to ensure compliance.

The ERM Program includes a Corporate Incident Response Program, which features a risk-based escalation process to manage corporate incidents, including cybersecurity incidents, and notify the Risk Committee of the Board of Directors and applicable stakeholders as appropriate. The Corporation incorporates the Information Technology ("IT") Risk Unit of the ERM Department, which is comprised of several members such as IT Risk Managers and the ERM Director who is part of senior management, as well as external expertise, in the review of its processes, including an independent internal assessment of cybersecurity measures and controls. The Corporation also invests in threat intelligence, vulnerability management, and incident response drills. Furthermore, all of the Corporation's employees and consultants with access to the Corporation's network are required to complete a comprehensive cybersecurity awareness program on an annual basis. Additionally, awareness and training on information technology and cybersecurity risk is provided to the Board on a regular basis.

The Corporation has a Vendor Management Program and a Third-Party Risk Management function to manage the cybersecurity risks associated with conducting business with third-party vendors, which includes the requirement for third-party vendors to implement appropriate measures to ascertain security and confidentiality of the Corporation's resources. The Corporation places vendors into tiers based on the inherent risk due to the nature of the relationship with that vendor to determine any additional security requirements commensurate to such level of risk.

The Corporation does not believe that risks from cybersecurity threats or attacks, including as a result of any previous cybersecurity incidents, have materially affected the Corporation's business strategy, results of operations or financial condition as of December 31, 2025. While the Corporation continues to closely monitor cyber risk and has implemented processes that are intended to assess, identify, and manage material risks from cybersecurity threats, security controls, no matter how well designed or implemented, may only partially mitigate and not fully eliminate these risks. Events, when detected by security tools or third parties, may not always be immediately understood or acted upon. See Item 1A, "Risk Factors – Risks Relating to Cybersecurity and Technology" for more information on how cybersecurity risk could adversely affect the Corporation, which should be read in conjunction with this Item 1C.

Governance

Responsibility for risk oversight and management generally lies with the Corporation's Board of Directors. To effectively manage oversight of the CISP's governance and cybersecurity risk management, the Board has delegated such responsibility to the Risk Committee. As part of its oversight, the Risk Committee receives reports from the Executive Risk Management Committee and IT Steering Committee, which are committees at the management level, on the Corporation's cybersecurity processes. The Corporate Internal Audit Department performs periodic audits of the Corporation's information security practices and presents them to the Audit Committee of the Board. The scope of testing is in accordance with applicable regulatory guidance and prudent business practices. The periodicity of testing is determined by the Corporate Internal Audit Department based on their risk assessment. Findings from internal audit procedures are reported to Management and the Audit Committee. In addition, the Vendor Management Committee periodically reports to the Risk Committee about the Vendor Management program status. The Risk Committee provides the Board with updated information on the matters discussed in the Risk Committee meetings as it relates to the CISP and the overall information security strategic direction and evaluates and approves (if necessary) reports presented by executive management related to the information security strategic direction of the Corporation.

The CSO oversees the CISP, its development, and any applicable updates in response to changes in operations and other circumstances, and reports on a quarterly basis to the IT Steering Committee and to the Board's Risk Committee. The Security and Facilities Management Director, who has been in charge since 2016, has over 20 years of experience in functional expertise concerning all aspects of information security, integrity and privacy of systems, and data resources, and holds several relevant licenses and/or certifications. Also, certain topics related to information security are presented on an ad hoc basis to the Executive Risk Management Committee. The CSO provides the Board's Risk Committee regular reports and engages in discussions on the effectiveness of the CISP, including risk mitigation strategy and progress. The Board's Risk Committee reviews and approves the CISP annually and receives a report on the security safeguards annually.

See "Risk Management – Risk Governance" for more information on the Corporation's risk governance structure.

Item 2. Properties

As of December 31, 2025, First BanCorp. has ownership in the following principal buildings:

- Headquarters – Located at First Federal Building, 1519 Ponce de León Avenue, San Juan, Puerto Rico. Approximately 51% of this 16-story office building is owned by the Corporation.

- Service Center – Located at 1130 Muñoz Rivera Avenue, San Juan, Puerto Rico. This facility, which is fully occupied by the Corporation, houses over 1,000 employees from Human Resources, Data processing and operations, Administrative Operation, Mortgage operations, collections, and Loss Mitigation, and certain other departments.

- Consumer Lending Center – Located at 876 Muñoz Rivera Avenue, San Juan, Puerto Rico. This three-story facility is fully occupied by the Corporation and accommodates a retail branch, Money Express Headquarters, Auto Wholesale and Retail Financing, and Leasing Financing, among others.

The Corporation owns 18 retail branches and 10 office centers, other facilities, and/or parking lots. It leases 88 branch premises, loan and office centers and other facilities. In certain situations, financial services such as mortgage and insurance businesses and commercial banking services are in the same building or branch. All of these premises are in Puerto Rico, Florida, the USVI and the BVI. Management believes that the Corporation's properties are well maintained and are suitable for the Corporation's business as presently conducted.

Item 3. Legal Proceedings

Reference is made to Note 23 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, which is incorporated herein by reference.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

INFORMATION ABOUT MARKET AND HOLDERS

The Corporation's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol FBP. On February 20, 2026, there were 430 holders of record of the Corporation's common stock, not including beneficial owners whose shares are held in the name of brokers or other nominees.

As of December 31, 2025 and 2024, the Corporation had 67,044,120 and 59,794,239 shares held as treasury stock, respectively. Refer to "Stock Repurchases" for more information on common stock repurchases during the fourth quarter of 2025 held as treasury stock.

DIVIDENDS

Since November 2018, the Corporation has made quarterly cash dividend payments on its shares of common stock. On January 26, 2026, the Corporation announced that its Board of Directors had declared a quarterly cash dividend of $0.20 per common share, which represents an increase of $0.02 per common share, or an 11% increase, compared to its most recent quarterly dividend paid in December 12, 2025. The dividend is payable on March 13, 2026 to shareholders of record at the close of business on February 26, 2026. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing and amount, remain subject to consideration and approval by the Corporation's Board Directors at the relevant times. Information regarding restrictions on dividends, is set forth in Part I, Item 1, "Business -Supervision and Regulation– Dividend Restrictions" and incorporated herein by reference.

Under the PR Tax Code, dividends paid by the Corporation are subject to tax withholding as follows:

Residents of Puerto Rico

A 15% tax is withheld on dividends paid to individuals, trusts, and estates, unless the taxpayer elects to be taxed at regular rates. Once this election is made, it is irrevocable. The election allows the taxpayer to include the eligible dividends received in ordinary income and take a credit for the amount of tax withheld in excess, if any. In certain cases, dividends may be included in the taxpayer's Alternative Minimum Tax ("AMT") calculation.

Nonresident U.S. Citizens

Dividends paid to a U.S. citizen who is not a resident of Puerto Rico are generally subject to a 15% Puerto Rico income tax, though partial or total exemptions may apply under section 1062.08 of the PR Tax Code.

Nonresident foreign individuals (non-US citizens)

Dividends paid to any individual who are neither United States citizens nor Puerto Rico residents are generally subject to a 15% Puerto Rico withholding tax.

Foreign Corporations and Partnerships

Entities that do not conduct business in Puerto Rico are subject to a 10% Puerto Rico dividend tax withholding. Entities that conduct business in Puerto Rico must report dividends as ordinary income but are exempt from withholding.

AMT Considerations

Individuals who are residents of Puerto Rico may be subject to Puerto Rico's AMT, which can include certain categories of tax-exempt or preferentially taxed income, such as dividends on the Corporation's common stock and long-term capital gains. Investors should consult with a tax professional regarding their specific AMT obligations under Puerto Rico law.

STOCK REPURCHASES

Since April 2021, the Corporation's Board of Directors has announced repurchase program authorizations totaling up to $1.3 billion of the Corporation's outstanding stock and/or junior subordinated debentures. During 2025, the Corporation repurchased 7,674,399 shares of its common stock at an average price of $19.55 for a total cost of $150.0 million, of which 7,085,582 million shares for a total cost of $138.3 million, were associated with the remaining amount of the 2024 capital plan authorization of $250 million and 588,817 million shares, for a total cost of $11.7 million, were associated with the 2025 capital plan authorization of $200 million. As of December 31, 2025, the Corporation has remaining authorization to repurchase approximately $188.3 million of common stock. The amount and timing of stock repurchases will be based on various factors, including our capital requirements, market conditions (including the trading price of our stock), and regulatory and legal considerations.

The following table provides information in relation to the Corporation's purchases of shares of its common stock during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares That May Yet be Purchased Under The Plans or Programs (in thousands) [1]
October 1, 2025 - October 31, 2025	899,888	$ 19.77	899,500	$ 220,514
November 1, 2025 - November 30, 2025	1,616,090	19.93	1,616,090	188,300
December 1, 2025 - December 31, 2025	-	-	-	188,300
Total	2,515,978 [2]		2,515,590	

(1) As of December 31, 2025, the Corporation was authorized to purchase up to $200 million of the Corporation's common stock under the 2025 stock repurchase program that was publicly announced on October 22, 2025. Repurchases under the program may be executed through open market purchases, accelerated share repurchases, privately negotiated transactions or plans, including plans complying with Rule 10b5-1 under the Exchange Act. The repurchase program does not obligate it to acquire any specific number of shares and does not have an expiration date. The repurchase program may be modified, suspended, or terminated at any time at the Corporation's discretion. During the fourth quarter of 2025, the Corporation repurchased approximately $50.0 million in common stock, of which $38.3 million were associated with the remaining amount of the 2024 capital plan authorization of $250 million.

(2) Includes 388 shares of common stock acquired by the Corporation to cover minimum tax withholding obligations upon the vesting of equity-based awards. The Corporation intends to continue to satisfy statutory tax withholding obligations in connection with the vesting of outstanding restricted stock and performance units through the withholding of shares.

STOCK PERFORMANCE GRAPH

The following graph shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that First BanCorp. specifically incorporates this information by reference, and shall not otherwise be deemed filed with the SEC.

The graph below compares the cumulative total stockholder return of First BanCorp. during the measurement period with the cumulative total return, assuming reinvestment of dividends, of the S&P 500 Index and the S&P Supercom Banks Index (the "Peer Group"). The Performance Graph assumes that $100 was invested on December 31, 2020 in each of First BanCorp. common stock, the S&P 500 Index and the Peer Group. The comparisons in this table are set forth in response to SEC disclosure requirements and are therefore not intended to forecast or be indicative of future performance of First BanCorp.'s common stock.

The cumulative total stockholder return was obtained by dividing (i) the cumulative amount of dividends per share, assuming dividend reinvestment since the measurement point, December 31, 2020, plus (ii) the change in the per share price since the measurement date, by the share price at the measurement date.



Item 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following MD&A relates to the accompanying audited consolidated financial statements of First BanCorp. (the "Corporation," "we," "us," "our," or "First BanCorp.") and should be read in conjunction with such financial statements and the notes thereto. This section also presents certain financial measures that are not based on generally accepted accounting principles in the United States of America ("GAAP"). See "Non-GAAP Financial Measures and Reconciliations" below for information about why non-GAAP financial measures are presented, reconciliations of non-GAAP financial measures to the most comparable GAAP financial measures, and references to non-GAAP financial measures reconciliations presented in other sections.

The detailed financial discussion that follows focuses on 2025 results compared to 2024. For a discussion of 2024 results compared to 2023, see Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.

In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results, financial condition, liquidity and capital actions may differ materially from the anticipated results, financial condition, liquidity and capital actions in these forward-looking statements. Important factors that could cause our results, financial condition, liquidity and capital actions to differ from those in these statements include, among others, those described in "Risk Factors" in Part I, Item 1A of this Form 10-K.

EXECUTIVE SUMMARY

First BanCorp. is a diversified financial holding company headquartered in San Juan, Puerto Rico offering a full range of financial products to consumers and commercial customers through various subsidiaries. First BanCorp. is the holding company of FirstBank Puerto Rico ("FirstBank" or the "Bank") and FirstBank Insurance Agency. Through its wholly-owned subsidiaries, the Corporation operates in Puerto Rico, the United States Virgin Islands ("USVI"), the British Virgin Islands ("BVI"), and the state of Florida, concentrating on commercial banking, residential mortgage loans, credit cards, personal loans, small loans, auto loans and leases, and insurance agency activities.

Significant Events

Economy and Market Update

Economic conditions in Puerto Rico remained generally stable during 2025. The unemployment rate decreased from 5.63% in 2024 to 5.56% in 2025, remaining near historic lows and reflecting a resilient labor market with steady labor force participation.

In the broader U.S. economy, momentum moderated during the second half of 2025 following a strong first half. Labor market indicators softened but remained orderly, with slower hiring activity and a modest increase in unemployment. The U.S. unemployment rate stood at 4.3% in January, unchanged from August 2025, underscoring a transition toward a more balanced labor market rather than a deterioration in employment conditions. In response to these trends, the Federal Reserve (the "FED") implemented three 25 basis points ("bps") rate cuts in September, October, and December 2025, reducing the federal funds target range to 3.50%-3.75%, its lowest level in several years.

Looking ahead to 2026, the economic backdrop remains broadly constructive and supportive of our strategic priorities. We remain focused on delivering organic loan growth, primarily on commercial and residential mortgage loans despite anticipated declines in the consumer loan portfolio, and maintaining strong profitability metrics. Asset quality is expected to remain stable, with consumer credit trends continuing to normalize. From an earnings perspective, we expect several of the favorable dynamics that drove net interest margin expansion in 2025 to continue into 2026. Based on our current outlook, which assumes two additional FED rate cuts during the second half of 2026, along with projected loan growth and deposit mix changes, we expect quarterly net interest margin expansion of approximately 2 to 3 bps. Cash flows of approximately $1.1 billion from the investment securities portfolio (excluding U.S. Treasury securities) are expected to be received during the year and redeployed into higher-yielding interest-earning assets. These dynamics, combined with continued reductions in funding costs, including brokered CDs, non-brokered time deposits, and government accounts, position us well to sustain margin performance. Overall, the Corporation enters 2026 with strong capital levels, ample liquidity, diversified earnings profile, and expects to return close to 100% of annual earnings to shareholders through capital deployment actions positioning it well to navigate a moderating economic environment while continuing to deliver value to shareholders.

Capital Deployment Actions and Dividend Payment Increase

In 2025, the Corporation delivered approximately $327.4 million, or 95% of 2025 earnings, in the form of capital deployment actions through $150.0 million in repurchases of common stock, approximately $115.7 million in common stock dividends declared, and $61.7 million in the redemption of the remaining outstanding trust-preferred securities ("TruPS") issued by FBP Statutory Trusts I and II. As of February 20, 2026, the Corporation has remaining authorization of approximately $187.2 million, which it expects to execute during 2026.

On January 26, 2026, the Corporation's Board of Directors declared a quarterly cash dividend of $0.20 per common share, which represents an increase of $0.02 per common share, or an 11% increase, compared to its most recent quarterly dividend paid in December 12, 2025. The dividend is payable on March 13, 2026 to shareholders of record at the close of business on February 26, 2026. The increased quarterly dividend level equates to an annualized dividend of $0.80 per common share.

Recent Tax Developments and Other Special Items

The financial results for 2025 include a one-time reversal of approximately $16.6 million in valuation allowance related to deferred tax assets primarily associated with net operating loss ("NOL") carryforwards at the holding company level following the enactment of Act 65-2025, and a $2.3 million employee retention credit ("ERC"), net of $0.3 million in related commissions. For further details related to these Special Items, refer to the *Non-GAAP Disclosures – Special Items* section below.

Legislative and Regulatory

A comprehensive discussion of legislative and regulatory matters affecting the Corporation can be found in Part I, Item 1, "Business – Supervision and Regulation" of this Form 10-K.

Overview of Results of Operations

The Corporation's results of operations depend primarily on its net interest income, which is the difference between the interest income earned on its interest-earning assets, including investment securities and loans, and the interest expense incurred on its interest-bearing liabilities, including deposits and borrowings. Net interest income is affected by various factors, including the following: (i) the interest rate environment; (ii) the volumes, mix, and composition of interest-earning assets, and interest-bearing liabilities; and (iii) the repricing characteristics of these assets and liabilities.

The Corporation had net income of $344.9 million ($2.15 per diluted common share), for the year ended December 31, 2025, compared to $298.7 million ($1.81 per diluted common share), for the year ended December 31, 2024. Other relevant selected financial indicators for the periods presented are included below:

	Year Ended December 31,		
	2025	**2024**	**2023**
Key Performance Indicator: (1)			
Return on Average Assets (2) (5)	1.81 %	1.58 %	1.62 %
Return on Average Common Equity (3) (5)	18.74	19.09	21.86
Efficiency Ratio (4)	49.77	51.92	50.70

(1) These financial ratios are used by management to monitor the Corporation's financial performance and whether it is using its assets efficiently.
(2) Indicates how profitable the Corporation is in relation to its total assets and is calculated by dividing net income by its average total assets.
(3) Measures the Corporation's performance based on its average common stockholders' equity and is calculated by dividing net income by its average total common stockholders' equity.
(4) Measures how much the Corporation incurred to generate a dollar of revenue and is calculated by dividing non-interest expenses by total revenue.
(5) For the year ended December 31, 2025, the employee retention credit ("ERC") and the one-time reversal in valuation allowance related to deferred tax assets increased the return on average assets by 10 bps and the return on average equity ratio by 98 bps.

The key drivers of the Corporation's GAAP financial results for the year ended December 31, 2025, compared to the year ended December 31, 2024, include the following:

- Net interest income for the year ended December 31, 2025 increased to $868.9 million, compared to $807.5 million for the year ended December 31, 2024, driven by a lower cost of funds and the redeployment of cash flows from lower-yielding investment securities into loans and higher-yielding investment securities. See "Result of Operations – Net Interest Income" below for additional information.

- The provision for credit losses on loans, finance leases, unfunded loan commitments and debt securities for the year ended December 31, 2025 was $86.0 million, compared to $59.9 million for the year ended December 31, 2024, driven by a $27.9 million increase in the provision for the commercial and construction loan portfolios mainly due to C&I loan growth and a deterioration on the economic outlook of certain macroeconomic variables, particularly those related to commercial real estate property performance and the forecasted CRE price index.

  Net charge-offs totaled $80.8 million for each of the years ended December 31, 2025 and 2024, or 0.63% of average loans for the year ended December 31, 2025, compared to 0.65% of average loans for the year ended December 31, 2024. See "Results of Operations – Provision for Credit Losses" and "Risk Management" below for the analysis of the allowance for credit losses ("ACL") and non-performing assets and related ratios.

- Non-interest income for the year ended December 31, 2025 increased to $131.9 million, compared to $130.7 million for the year ended December 31, 2024, mainly due to a $1.4 million increase in revenues from mortgage banking activities. The results for the year ended December 31, 2024 include $1.5 million in insurance proceeds mostly associated with insurance claims associated with property damage caused by Hurricane Fiona.

- Non-interest expenses for the year ended December 31, 2025 amounted to $498.1 million, compared to $487.1 million for the year ended December 31, 2024. Non-interest expenses for the year ended December 31, 2025 include the aforementioned benefit in payroll taxes related to the $2.3 million ERC, and the aforementioned benefit of $1.1 million related to the FDIC special assessment, while non-interest expenses for the same period in 2024 include the $1.1 million additional FDIC special assessment expense. On a non-GAAP basis, excluding the effect of these Special Items, adjusted non-interest expenses increased by $15.5 million, driven by an $11.7 million increase in adjusted employees' compensation and benefits expenses and a $5.9 million unfavorable variance in net gain on OREO operations, which includes a $2.8 million valuation adjustment recorded in a commercial OREO property in the Virgin Islands region. See "Results of Operations – Non-Interest Expenses" below for additional information.

- Income tax expense decreased to $71.9 million for the year ended December 31, 2025, compared to $92.5 million for the same period in 2024, driven by a one-time reversal of approximately $16.6 million in valuation allowance related to deferred tax assets primarily associated with NOL carryforwards at the holding company level as a result of the enactment of Act 65-2025, and a lower annual effective tax rate due to a higher proportion of exempt to taxable income. See "Income Taxes" below and Note 17 – "Income Taxes" included in Part II, Item 8 of this Form 10-K for additional information.

- As of December 31, 2025, total assets were approximately $19.1 billion, a decrease of $160.0 million from December 31, 2024, primarily related to a decrease in cash and cash equivalents resulting from the repayment of long-term borrowings and a decrease in total deposits, partially offset by an increase in total loans and an increase in the fair value of available-for-sale debt securities due to changes in market interest rates.

- As of December 31, 2025, total liabilities were $17.2 billion, a decrease of $457.6 million from December 31, 2024, driven by a $271.7 million decrease in borrowings, which includes the repurchase of $61.7 million in junior subordinated debentures associated with the aforementioned TruPS redemption, and a $201.2 million decrease in deposits. See "Risk Management – Liquidity Risk" below for additional information about the Corporation's funding sources and strategy.

- The Corporation's primary sources of funding are consumer and commercial core deposits, which exclude government deposits and brokered certificates of deposit ("CDs"). Excluding fully collateralized government deposits, estimated uninsured deposits amounted to $4.8 billion as of December 31, 2025. The Corporation had approximately $2.6 billion in cash and cash equivalents and free high-quality liquid securities as of December 31, 2025. When adding approximately $2.6 billion available for funding under the FED's Discount Window and $1.1 billion available for additional borrowing capacity on the Federal Home Loan Bank ("FHLB") lines of credit based on collateral pledged at these entities, the Corporation had $6.3 billion, or 132% of estimated uninsured deposits (excluding fully collateralized government deposits), available to meet liquidity needs. See "Risk Management – Liquidity Risk" below for additional information about the Corporation's funding sources and strategy.

- As of December 31, 2025, the Corporation's total stockholders' equity was $2.0 billion, an increase of $297.6 million from December 31, 2024. The increase was driven by net income generated in 2025 and a $212.4 million increase in the fair value of available-for-sale debt securities recorded as part of accumulated other comprehensive loss in the consolidated statements of financial condition, partially offset by $150.0 million in common stock repurchases and $115.7 million, or $0.72 per common share, in common stock dividends declared in 2025. The Corporation's CET1 capital, tier 1 capital, total capital, and leverage ratios were 16.76%, 16.76%, 18.01%, and 11.58%, respectively, as of December 31, 2025, compared to CET1 capital, tier 1 capital, total capital, and leverage ratios of 16.32%, 16.32%, 18.02%, and 11.07%, respectively, as of December 31, 2024. See "Risk Management – Capital" below for additional information.

- Total loan production, including purchases, refinancings, renewals, and draws from existing revolving and non-revolving commitments, decreased by $65.1 million to $5.4 billion for the year ended December 31, 2025. See "Financial Condition and Operating Data Analysis" below for additional information.

- Total non-performing assets were $114.1 million as of December 31, 2025, a decrease of $4.2 million, from December 31, 2024, driven by a $9.8 million decrease in the other real estate owned ("OREO") portfolio balance, which includes a $2.8 million valuation adjustment recorded in a commercial OREO property in the Virgin Islands region, partially offset by a $5.1 million increase in nonaccrual loans, which includes a $9.2 million increase in nonaccrual commercial and construction loans, driven by the inflows of three commercial and construction loans totaling $16.2 million, partially offset by a $3.1 million payoff of a C&I loan in the Puerto Rico region. See "Risk Management – Nonaccrual Loans and Non-Performing Assets" below for additional information.

- Adversely classified commercial and construction loans decreased by $5.9 million to $81.4 million as of December 31, 2025, when compared to December 31, 2024, driven by the upgrade of a $12.0 million commercial mortgage loan in the Florida region, partially offset by the downgrade of a $10.0 million C&I loan in the Puerto Rico region.

NON-GAAP FINANCIAL MEASURES AND RECONCILIATIONS

The Corporation has included in this Annual Report on Form 10-K the following financial measures that are not recognized under GAAP, which are referred to as non-GAAP financial measures:

Net Interest Income, Interest Rate Spread, and Net Interest Margin on a Tax-Equivalent Basis

Net interest income, interest rate spread, and net interest margin are reported on a tax-equivalent basis in order to provide to investors additional information about the Corporation's net interest income that management uses and believes should facilitate comparability and analysis of the periods presented. The tax-equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a marginal income tax rate. Income from tax-exempt earning assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread, and net interest margin on a fully tax-equivalent basis. This adjustment puts all earning assets, most notably tax-exempt securities and tax-exempt loans, on a common basis that facilitates comparison of results to the results of peers.

See "Results of Operations – Net Interest Income – Part I" below for a reconciliation of the Corporation's non-GAAP financial measure of net interest income on a tax-equivalent basis to net interest income in accordance with GAAP.

Tangible Common Equity Ratio and Tangible Book Value Per Common Share

The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures that management believes are generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill and other intangible assets. Similarly, tangible assets are total assets less goodwill and other intangible assets. Tangible common equity ratio is tangible common equity divided by tangible assets. Tangible book value per common share is tangible common equity divided by the number of common shares outstanding. Management uses and believes that many stock analysts use the tangible common equity ratio and tangible book value per common share in conjunction with other more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase method of accounting for mergers and acquisitions. Accordingly, the Corporation believes that disclosures of these financial measures may be useful to investors. Neither tangible common equity nor tangible assets, or the related measures, should be considered in isolation or as a substitute for stockholders' equity, total assets, or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets, and any other related measures may differ from that of other companies reporting measures with similar names.

See "Risk Management – Capital" below for the table that reconciles the Corporation's total equity and total assets in accordance with GAAP to the tangible common equity and tangible assets figures used to calculate the non-GAAP financial measures of tangible common equity ratio and tangible book value per common share.

Adjusted Net Income, Adjusted Non-Interest Income, Adjusted Non-Interest Expenses, and Adjusted Income Tax Expense

To supplement the Corporation's financial statements presented in accordance with GAAP, the Corporation uses, and believes that investors benefit from disclosure of, non-GAAP financial measures that reflect adjustments to net income, non-interest income, non-interest expenses, and income tax expense to exclude items that management believes are not reflective of core operating performance ("Special Items"). The financial results for the years ended December 31, 2025, 2024, and 2023 included the following Special Items:

Years Ended December 31, 2025, 2024, and 2023

FDIC Special Assessment Expense

- A benefit of $1.1 million ($0.7 million after-tax, calculated based on the statutory tax rate of 37.5%) was recorded for the year ended December 31, 2025, related to amendments to the FDIC special assessment collection terms. On December 16, 2025, the FDIC issued an interim final rule amending the collection terms of the special assessment, which included reducing the collection rate in the eighth collection quarter from 3.36 basis points to 2.97 basis points, removing the previously established extended assessment period provisions, and providing offsets to regular quarterly deposit insurance assessments if aggregate collections exceed actual losses. As a result of these changes, the Corporation recorded a reversal of the charges of $1.1 million ($0.7 million after-tax) that were recorded for the year ended December 31, 2024. This update follows the FDIC's 2023 final rule, which initially imposed the special assessment to recover certain estimated losses incurred by the Deposit Insurance Fund following the failures of certain financial institutions in the first half of 2023. In connection with such rule, the Corporation recorded a charge of $6.3 million ($3.9 million after-tax, calculated based on the statutory tax rate of 37.5%) during the year ended December 31, 2023. The FDIC deposit special assessment is reflected in the consolidated statements of income as part of "FDIC deposit insurance" expenses.

Enactment of Act 65-2025

- A $16.6 million reversal in valuation allowance related to deferred tax assets primarily associated with NOL carryforwards at the holding company level was reflected in the consolidated statements of income for the year ended December 31, 2025 as part of "income tax expense". On July 17, 2025, the Government of Puerto Rico enacted Act 65-2025 which, among other things, allows domestic limited liability companies owned by legal entities to elect to be treated as disregarded entities for tax purposes. This reversal reflects the Corporation's expectation of realizing these tax benefits under the new election established by the Act.

Employee Retention Credit ("ERC")

- A $2.3 million ERC, net of $0.3 million in related commissions, was reflected in the consolidated statements of income for the year ended December 31, 2025 as part of "employees' compensation and benefits" expenses. This credit was established under the Coronavirus Aid, Relief, and Economic Security Act to support businesses that retained employees during the COVID-19 pandemic. The credit recorded during the year ended December 31, 2025 is tax exempt for Puerto Rico tax purposes.

Gain Recognized from Legal Settlement

- A $3.6 million ($2.3 million after-tax, calculated based on the statutory tax rate of 37.5%) gain recognized from a legal settlement was reflected in the consolidated statements of income for the year ended December 31, 2023 as part of "other non-interest income."

Gain on Early Extinguishment of Debt

- A $1.6 million gain on the repurchase of $21.4 million in junior subordinated debentures was reflected in the consolidated statements of income for the year ended December 31, 2023 as "Gain on early extinguishment of debt." The junior subordinated debentures had been recorded in the consolidated statements of financial condition as "Long-term borrowings." The purchase price equated to 92.5% of the $21.4 million par value of the TruPS. The 7.5% discount resulted in the gain of $1.6 million. The gain, realized at the holding company level, had no effect on the income tax expense recorded during 2023.

The following table reconciles, for the years ended December 31, 2025, 2024, and 2023, net income to adjusted net income, a non-GAAP financial measure that excludes the Special Items identified above:

(In thousands)		Year Ended December 31,				
		2025		2024		2023
Net income, as reported (GAAP)	$	344,866	$	298,724	$	302,864
Adjustments:						
Employee retention credit		(2,358)		-		-
FDIC special assessment (reversal) expense		(1,099)		1,099		6,311
Income tax impact related to the enactment of Act 65-2025		(16,553)		-		-
Gain recognized from legal settlement		-		-		(3,600)
Gain on early extinguishment of debt		-		-		(1,605)
Income tax impact of adjustments [1]		412		(412)		(1,017)
Adjusted net income (Non-GAAP)	$	325,268	$	299,411	$	302,953

(1) See "Adjusted Net Income, Adjusted Non-Interest Income, Adjusted Non-Interest Expenses, and Adjusted Income Tax Expense" above for the individual tax impact related to the above adjustments, which were based on the Puerto Rico statutory tax rate of 37.5%, as applicable.

CRITICAL ACCOUNTING ESTIMATES

The accounting principles of the Corporation and the methods of applying these principles conform to GAAP. In preparing the consolidated financial statements, management is required to make estimates, assumptions, and judgments that affect the amounts recorded for assets, liabilities and contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates require assumptions and judgments about uncertain matters that could have a material effect on the consolidated financial statements. The Corporation's critical accounting estimates that are particularly susceptible to significant changes include the following: (i) the ACL and (ii) valuation of financial instruments. Actual results could differ from estimates and assumptions if different outcomes or conditions prevail.

Allowance for Credit Losses

The Corporation maintains an ACL for loans and finance leases based upon management's estimate of the lifetime expected credit losses in the loan portfolio, as of the balance sheet date, excluding loans held for sale. Additionally, the Corporation maintains an ACL for held-to-maturity and available-for-sale debt securities, and other off-balance sheet credit exposures (*e.g.*, unfunded loan commitments). For loans and finance leases, unfunded loan commitments, and held-to-maturity debt securities, the estimate of lifetime credit losses includes the use of quantitative models that incorporate forward-looking macroeconomic scenarios that are applied over the contractual lives of the portfolios, adjusted, as appropriate, for prepayments and permitted extension options using historical experience. For purposes of the ACL for lending commitments, such allowance is determined using the same methodology as the ACL for loans, while also taking into consideration the probability of drawdowns or funding, and whether such commitments are cancellable by us. The ACL for available-for-sale debt securities is measured using a risk-adjusted discounted cash flow approach that also considers relevant current and forward-looking economic variables and the ACL is limited to the difference between the fair value of the security and its amortized cost. Judgment is specifically applied in the determination of economic assumptions, the length of the initial loss forecast period, the reversion of losses beyond the initial forecast period, historical loss expectations, usage of macroeconomic scenarios, and qualitative factors, which may not be adequately captured in the loss model, as further discussed below.

The macroeconomic scenarios utilized by the Corporation include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, housing and commercial real estate prices, gross domestic product levels, retail sales, interest rate forecasts, corporate bond spreads, and changes in equity market prices. The Corporation derives the economic forecasts it uses in its ACL model from Moody's Analytics. The latter has a large team of economists, database managers and operational engineers with a history of producing monthly economic forecasts for over 25 years.

The Corporation has currently set an initial forecast period ("reasonable and supportable period") of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean for Puerto Rico and the Virgin Islands regions. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After the reversion period, a historical loss forecast period covering the remaining contractual life, adjusted for prepayments, is used based on the change in key historical economic variables during representative historical expansionary and recessionary periods. Changes in economic forecasts impact the probability of default ("PD"), loss-given default ("LGD"), and exposure at default ("EAD") for each instrument, and therefore influence the amount of future cash flows for each instrument that the Corporation does not expect to collect.

Further, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature, and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The qualitative factors applied at December 31, 2025, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. The evaluation of qualitative factors is inherently imprecise and requires significant management judgment.

The ACL can also be impacted by factors outside the Corporation's control, which include unanticipated changes in asset quality of the portfolio, such as deterioration in borrower delinquencies, or credit scores in our residential real estate and consumer portfolio. Further, the current fair value of collateral is utilized to assess the expected credit losses when a financial asset is considered to be collateral dependent.

Our process for determining the ACL is further discussed in Note 1 – "Nature of Business and Summary of Significant Accounting Policies" and Note 4 – "Allowance for Credit Losses and Finance Leases" included in Part II, Item 8 of this Form 10-K. Also, see "Allowance for Credit Losses for Loans and Finance Leases" below for additional information on the weighting of economic scenarios to estimate the ACL, changes in key economic variables, and the ACL sensitivity analysis performed as of December 31, 2025.

OTHER ESTIMATES

In addition to the critical accounting estimates we make in connection with the ACL, the use of estimates and assumptions is also important in performing the accounting for income taxes, valuation of financial instruments, determining the accounting for goodwill, pension and postretirement benefit obligations, and provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations).

The Corporation's accounting for income taxes involves estimating current tax obligations and assessing temporary differences between financial reporting and tax bases. Management exercises judgment in interpreting tax regulations and evaluating the likelihood of realizing deferred tax assets. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The Corporation updates its tax estimates and related accruals as facts and circumstances evolve, including developments in audits, legislation, and economic conditions. For additional information, see Note 17 - "Income Taxes" included in Part II, Item 8 of this Form 10-K.

Valuations of financial instruments often involve estimates due to the need to determine fair value in the absence of readily available market prices. Since Level 1 and Level 2 financial instruments rely on observable market prices, estimates are minimal. On the other hand, Level 3 valuations involve significant unobservable inputs, such as internal models or assumptions about future cash flows, which introduce a higher degree of subjectivity and estimation uncertainty. Notwithstanding, as of December 31, 2025 and 2024, less than 1% of the available-for-sale debt securities portfolio was classified as Level 3. In addition, fair value is also used on a non-recurring basis for measuring the fair value of certain Level 3 assets such as collateral dependent loans and OREO properties, as disclosed in Note 19 – "Fair Value" included in Part II, Item 8 of this Form 10-K.

Goodwill is tested for impairment at least annually, or more frequently if circumstances indicate that a reporting unit's fair value may fall below its carrying amount. The impairment assessment begins with a qualitative assessment to determine whether it is more-likely-than-not that fair value exceeds carrying value. If this assessment is inconclusive, a quantitative test is performed. Estimating the fair value of our reporting units requires judgment and considers factors such as projected earnings, macroeconomic conditions, interest rates, and peer performance. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" included in Part II, Item 8 of this Form 10-K for additional information. Based on our annual qualitative assessment conducted in the fourth quarter of 2025, it was determined that it is more-likely-than-not that the fair value of the reporting units exceeded their carrying value; therefore, no goodwill impairment was recognized.

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans, and a related complementary postretirement benefits plan covering medical benefits and life insurance after retirement. Calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, which are subject to management judgment and may differ if different assumptions are used. See Note 14 – "Employee Benefit Plans" included in Part II, Item 8 of this Form 10-K, for disclosures related to the benefit plans.

We record estimated losses related to litigation and regulatory matters when they are both probable and reasonably estimable. These estimates require significant judgment, and actual outcomes may differ materially. Estimated liabilities are determined on a case-by-case based on the latest available information, legal counsel's advice, and applicable insurance coverage. Because legal outcomes are inherently uncertain, it can be difficult to determine whether a loss is probable or reasonably possible, or to estimate the amount of any such loss. Accordingly, actual losses may exceed the accrued amount or the range of reasonably possible losses. See Note 23 – "Regulatory Matters, Commitments and Contingencies" included in Part II, Item 8 of this Form 10-K.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the excess of interest earned by First BanCorp. on its interest-earning assets over the interest incurred on its interest-bearing liabilities. First BanCorp.'s net interest income is subject to interest rate risk due to the repricing and maturity mismatch of the Corporation's assets and liabilities. In addition, variable sources of interest income, such as loan fees, periodic dividends, and collection of interest in nonaccrual loans, can fluctuate from period to period. Net interest income for the year ended December 31, 2025 was $868.9 million, compared to $807.5 million for the year ended December 31, 2024. On a tax-equivalent basis, net interest income for the year ended December 31, 2025 was $900.5 million, compared to $826.9 million for the year ended December 31, 2024.

The following tables include a detailed analysis of net interest income for the indicated periods. Part I presents average volumes (based on the average daily balance) and rates on an adjusted tax-equivalent basis and Part II presents, also on an adjusted tax-equivalent basis, the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Corporation's net interest income. For each category of interest-earning assets and interest-bearing liabilities, the tables provide information on changes in (i) volume (changes in volume multiplied by prior period rates), and (ii) rate (changes in rate multiplied by prior period volumes). The Corporation has allocated rate-volume variances (changes in rate multiplied by changes in volume) to either the changes in volume or the changes in rate based upon the effect of each factor on the combined totals.

Net interest income on an adjusted tax equivalent basis is a non-GAAP financial measure. For the definition of this non-GAAP financial measure, refer to the discussion in "Non-GAAP Financial Measures and Reconciliations" above.

Part I

Year Ended December 31,	Average volume			Interest income [1] / expense			Average rate [1]		
(Dollars in thousands)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Interest-earning assets:									
Money market and other short-term investments	$ 943,731	$ 710,945	$ 584,083	$ 41,097	$ 37,082	$ 30,419	4.35%	5.22%	5.21%
Government obligations(2)	1,810,308	2,517,327	2,843,284	35,479	34,139	40,314	1.96%	1.36%	1.42%
MBS	3,346,069	3,348,925	3,702,908	77,168	59,092	67,641	2.31%	1.76%	1.83%
FHLB stock	27,296	34,161	36,606	2,423	3,266	2,799	8.88%	9.56%	7.65%
Other investments	20,390	18,510	14,167	627	543	490	3.08%	2.93%	3.46%
Total investments(3)	6,147,794	6,629,868	7,181,048	156,794	134,122	141,663	2.55%	2.02%	1.97%
Residential mortgage loans	2,868,887	2,816,732	2,814,102	168,321	164,238	160,009	5.87%	5.83%	5.69%
Construction loans	244,769	221,822	172,952	23,891	19,260	14,811	9.76%	8.68%	8.56%
C&I and commercial mortgage loans	5,968,858	5,606,827	5,244,503	410,319	405,481	365,177	6.87%	7.23%	6.96%
Finance leases	899,270	879,437	789,870	70,167	69,218	60,909	7.80%	7.87%	7.71%
Consumer loans	2,840,369	2,830,678	2,704,877	325,178	322,267	301,756	11.45%	11.38%	11.16%
Total loans(4)(5)	12,822,153	12,355,496	11,726,304	997,876	980,464	902,662	7.78%	7.94%	7.70%
Total interest-earning assets - non-GAAP(1)	$ 18,969,947	$ 18,985,364	$ 18,907,352	$ 1,154,670	$ 1,114,586	$ 1,044,325	6.09%	5.87%	5.52%
Tax-equivalent adjustment				(31,514)	(19,433)	(20,839)			
Interest income - GAAP				$ 1,123,156	$ 1,095,153	$ 1,023,486	5.92%	5.77%	5.41%
Interest-bearing liabilities:									
Time deposits	$ 3,280,404	$ 2,999,078	$ 2,590,313	$ 110,974	$ 105,712	$ 68,605	3.38%	3.52%	2.65%
Brokered CDs	543,154	627,454	348,829	24,010	31,833	16,630	4.42%	5.07%	4.77%
Other interest-bearing deposits	7,467,571	7,567,514	7,664,793	102,699	115,562	100,226	1.38%	1.53%	1.31%
Securities sold under agreements to repurchase	161	245	54,570	7	12	2,769	4.35%	4.90%	5.07%
Advances from the FHLB	347,370	500,055	541,000	15,367	22,566	24,608	4.42%	4.51%	4.55%
Other borrowings	15,694	146,044	171,184	1,159	11,989	13,538	7.38%	8.21%	7.91%
Total interest-bearing liabilities - GAAP	$ 11,654,354	$ 11,840,390	$ 11,370,689	$ 254,216	$ 287,674	$ 226,376	2.18%	2.43%	1.99%
Net interest income / margin - non-GAAP(1)				$ 900,454	$ 826,912	$ 817,949	4.75%	4.36%	4.33%
Net interest income / margin - GAAP				$ 868,940	$ 807,479	$ 797,110	4.58%	4.25%	4.22%
Net interest spread - non-GAAP(1)							3.91%	3.44%	3.53%
Net interest spread - GAAP							3.74%	3.34%	3.42%

(1) On an adjusted tax-equivalent basis. The Corporation estimated the adjusted tax-equivalent yield by dividing the interest rate spread on exempt assets by 1 less the Puerto Rico statutory tax rate of 37.5% and adding to it the cost of interest-bearing liabilities. The tax-equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest income, interest rate spread and net interest margin on a fully tax-equivalent basis. Therefore, management believes these measures provide useful information to investors by allowing them to make peer comparisons. See "Non-GAAP Financial Measures and Reconciliations" above for additional information.

(2) Government obligations include debt issued by government-sponsored agencies.

(3) Unrealized gains and losses on available-for-sale debt securities are excluded from the average volumes.

(4) Average loan balances include the average of nonaccrual loans.

(5) Interest income on loans includes $17.3 million, $13.4 million and $11.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, of income from prepayment penalties and late fees related to the Corporation's loan portfolio.

	Year Ended December 31,					
	2025 Compared to 2024 Variance due to:			**2024 Compared to 2023** Variance due to:		
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
(In thousands)						
Interest income on interest-earning assets:						
Money market and other short-term investments	$ 11,237	$ (7,222)	$ 4,015	$ 6,516	$ 147	$ 6,663
Government obligations	(11,675)	13,015	1,340	(4,543)	(1,632)	(6,175)
MBS	48	18,028	18,076	(6,423)	(2,126)	(8,549)
FHLB stock	(617)	(226)	(843)	(215)	682	467
Other investments	58	26	84	138	(85)	53
Total investments	(949)	23,621	22,672	(4,527)	(3,014)	(7,541)
Residential mortgage loans	3,400	683	4,083	134	4,095	4,229
Construction loans	2,135	2,496	4,631	4,190	259	4,449
C&I and commercial mortgage loans	26,097	(21,259)	4,838	25,143	15,153	40,296
Finance leases	1,650	(701)	949	6,868	1,441	8,309
Consumer loans	1,444	1,467	2,911	13,623	6,888	20,511
Total loans	34,726	(17,314)	17,412	49,958	27,836	77,794
Total interest income	$ 33,777	$ 6,307	$ 40,084	$ 45,431	24,822	$ 70,253
Interest expense on interest-bearing liabilities:						
Time deposits	$ 9,869	$ (4,607)	$ 5,262	$ 11,890	$ 25,217	$ 37,107
Brokered CDs	(3,962)	(3,861)	(7,823)	13,992	1,211	15,203
Other interest-bearing deposits	(462)	(12,401)	(12,863)	(1,537)	16,873	15,336
Securities sold under agreements to repurchase	(5)	-	(5)	(2,757)	-	(2,757)
Advances from the FHLB	(6,723)	(476)	(7,199)	(1,905)	(137)	(2,042)
Other borrowings	(9,732)	(1,098)	(10,830)	(2,044)	495	(1,549)
Total interest expense	(11,015)	(22,443)	(33,458)	17,639	43,659	61,298
Change in net interest income	$ 44,792	$ 28,750	$ 73,542	$ 27,792	$ (18,837)	$ 8,955

Net interest income amounted to $868.9 million for the year ended December 31, 2025, an increase of $61.4 million when compared to $807.5 million for the same period in 2024. The $61.4 million increase in net interest income was primarily due to:

- A $33.4 million decrease in interest expense on interest-bearing liabilities, consisting of:

  o An $18.0 million decrease in interest expense associated with the redemption of junior subordinated debentures during the second half of 2024 and first half of 2025, and $210.0 million in FHLB advances, that matured and were repaid in 2025.

  o A $15.4 million decrease in interest expense on interest-bearing deposits, a net effect of:

    - A $12.8 million decrease in interest expense on interest-bearing checking and saving accounts, of which $12.4 million was associated with lower interest rates paid when compared to 2024. The average cost of interest-bearing checking and saving accounts decreased by 15 bps to 1.38% for 2025 as compared to 1.53% for 2024, mostly driven by a 42 bps decrease in the cost of government deposits. Excluding government deposits, the average cost of interest-bearing checking and saving accounts for 2025 was 0.72%, compared to 0.78% for 2024.

    - A $7.8 million decrease in interest expense on brokered CDs due to a $4.0 million decrease associated with an $84.3 million decline in the average balance, and a $3.8 million decrease mainly associated with new issuances at lower interest rates than maturing brokered CDs.

  Partially offset by:

    - A $5.2 million increase in interest expense on time deposits, excluding brokered CDs, driven by a $9.8 million increase associated with a $281.3 million increase in the average balance, partially offset by a $4.6 million decrease related to lower rates paid on new issuances and renewals. The average cost of time deposits for 2025, excluding brokered CDs, decreased 14 bps to 3.38% as compared to 3.52% for 2024. Excluding government deposits, the average cost of time deposits for 2025 was 3.39%, compared to 3.46% for 2024.

- A $14.3 million net increase in investment securities and interest-bearing cash balances, driven by:

  o An $11.1 million increase in interest income on debt securities, mainly due to purchases of higher-yielding available-for-sale debt securities replacing maturities of lower-yielding debt securities.

  o A $4.0 million increase in interest income from interest-bearing cash balances, due to an $11.2 million increase associated with a $232.8 million net increase in the average balances, which consisted primarily of cash balances deposited at the FED, partially offset by a $7.2 million decrease associated with the reduction of the federal funds rate.

- A $13.7 million increase in interest income on loans, consisting of:

  o A $5.7 million increase in interest income on commercial and construction loans, driven by a $28.2 million increase associated with a $385.0 million increase in the average balance, partially offset by a $22.5 million decrease due to the effect of lower interest rates on the downward repricing of variable-rate loans.

  As of December 31, 2025, the interest rate on approximately 50% of the Corporation's commercial and construction loans was tied to variable rates, with 32% based upon Secured Overnight Financing Rate ("SOFR") of 3 months or less, 10% based upon the Prime rate index, and 8% based on other indexes. For the year ended December 31, 2025, the average one-month SOFR decreased 91 bps, the three-month SOFR decreased 90 bps, and the average Prime rate decreased 94 bps, compared to the average rates for such indexes for the year ended December 31, 2024.

  o A $4.1 million increase in interest income on residential mortgage loans, of which $3.2 million was associated with a $52.2 million increase in the average balance.

  o A $3.9 million increase in interest income on consumer loans and finance leases, due to higher yields and higher income from late fees, mainly in the auto loans portfolio, and an increase in the average balance of auto loans and finance leases, partially offset by a decline in the average balance of personal loans and credit cards.

Net interest margin for 2025 was 4.58%, compared to 4.25% for 2024. The increase in the net interest margin mostly reflects the deployment of cash flows from lower-yielding investment securities to fund loan growth and purchases of higher-yielding investment securities and the decrease in the cost of interest-bearing non-maturity deposits, primarily public sector deposits, and the aforementioned redemption of junior subordinated debentures and repayments of FHLB advances. These factors were partially offset by the downward repricing of variable-rate commercial loans and a lower federal funds rate on cash deposited at the FED.

Provision for Credit Losses

The provision for credit losses consists of provisions for credit losses on loans and finance leases, unfunded loan commitments, as well as the debt securities portfolio. The principal changes in the provision for credit losses by main categories follow:

Provision for credit losses for loans and finance leases

The provision for credit losses for loans and finance leases was $85.9 million for the year ended December 31, 2025, compared to $62.9 million for the year ended December 31, 2024. The variances by major portfolio category were as follows:

- Provision for credit losses for the commercial and construction loan portfolios was an expense of $10.4 million for the year ended December 31, 2025, compared to a net benefit of $17.5 million for year ended December 31, 2024. The expense recorded during 2025 was mainly due to C&I loan growth and a deterioration in the economic outlook of the commercial real estate property performance and forecasted CRE price index, partially offset by improved financial performance of certain commercial borrowers. The net benefit recorded during 2024 was associated with the improved financial condition of certain borrowers; an improvement on the economic outlook of certain macroeconomic variables, particularly variables associated with commercial real estate property performance and the forecasted CRE price index; a recovery of $5.0 million associated with a C&I loan in the Puerto Rico region; and $1.2 million in recoveries of two commercial loans in the Florida region; partially offset by portfolio growth.

- Provision for credit losses for the residential mortgage loan portfolio was an expense of $0.2 million for the year ended December 31, 2025, compared to a net benefit of $16.2 million for year ended December 31, 2024. The net benefit recorded during 2024 was driven by improvements in macroeconomic variables, mainly in the projection of the unemployment rate, and updated historical loss experience used for determining the ACL estimate resulting in a downward revision of estimated loss severities, partially offset by newly originated loans.

- Provision for credit losses for the consumer loan and finance lease portfolios was an expense of $75.3 million for the year ended December 31, 2025, compared to an expense of $96.6 million for year ended December 31, 2024. The decrease in provision expense was mainly due to updated historical loss experience and reductions in the unsecured loan portfolio, partially offset by a lower favorable impact from updated macroeconomic variables, mainly in the projection of the unemployment rate, and a $7.6 million decrease in recoveries associated with the bulk sales of fully charged-off loans that took place in the first quarter of each year.

Provision for credit losses for unfunded loan commitments and debt securities

The provision for credit losses for unfunded commercial and construction loan commitments and standby letters of credit for the year ended December 31, 2025 was a net benefit of $0.1 million, compared to a net benefit of $1.5 million for the same period in 2024. The net benefit recorded during 2024 was driven by an improvement in the economic outlook of certain macroeconomic variables, particularly in variables associated with the CRE price index.

The provision for credit losses for held-to-maturity and available-for-sale debt securities for the year ended December 31, 2025 was an expense of $0.2 million, compared to a net benefit of $1.4 million for the same period in 2024. The net benefit recorded during 2024 was mostly driven by improvements in the underlying updated financial information of a Puerto Rico municipal bond issuer.

Non-Interest Income

Non-interest income for the year ended December 31, 2025 amounted to $131.9 million, compared to $130.7 million for the same period in 2024. The $1.2 million increase in non-interest income was mainly due to a $1.4 million increase in revenues from mortgage banking activities, driven by an increase in the net realized gain on sales of residential mortgage loans in the secondary market. During 2025 and 2024, net realized gains of $7.2 million and $5.4 million, respectively, were recognized as a result of GNMA securitization transactions and whole loan sales to U.S. GSEs amounting to $173.0 million and $160.0 million, respectively. The results for the year ended December 31, 2024 include $1.5 million in insurance proceeds mostly associated with insurance claims associated with property damage caused by Hurricane Fiona.

Non-Interest Expenses

Non-interest expenses for the year ended December 31, 2025 amounted to $498.1 million, compared to $487.1 million for the same period in 2024. The efficiency ratio for 2025 was 49.77%, compared to 51.92% for the same period in 2024. Non-interest expenses for the year ended December 31, 2025 include the aforementioned $2.3 million ERC, and the aforementioned benefit of $1.1 million related to the FDIC special assessment, while non-interest expenses for the same period in 2024 include the $1.1 million additional FDIC special assessment expense. See "Non-GAAP Financial Measures and Reconciliations" above for additional information. On a non-GAAP basis, excluding the effect of these Special Items, adjusted non-interest expenses increased by $15.5 million primarily due to:

- An $11.7 million increase in adjusted employees' compensation and benefits expenses, driven by annual salary merit increases; and a $4.2 million increase in bonus incentives, which includes a $1.4 million increase in stock-based compensation expense, of which $0.4 million was associated with retirement-eligible employees.

- A $5.9 million unfavorable variance in net gain on OREO operations, driven by a $2.8 million valuation adjustment recorded during 2025 in connection with an ongoing litigation which could result in a potential loss of title of a commercial OREO property in the Virgin Islands region, a $2.3 million realized gain on the sale of a commercial real estate OREO property in the Puerto Rico region during 2024, and a decrease in net realized gains on sales of residential OREO properties in the Puerto Rico region.

Partially offset by:

- A $3.2 million decrease in other non-interest expenses, mainly due to a decrease in the amortization of core deposit intangible assets from the Banco Santander Puerto Rico acquisition, including $1.2 million related to savings accounts fully amortized in 2024 and $1.3 million related to non-interest checking accounts fully amortized in 2025. Additionally, expenses declined due to a $2.1 million reduction in institutional insurance policy costs. These decreases were partially offset by a $1.8 million increase in charges for operational and fraud losses.

Income Taxes

For the year ended December 31, 2025, the Corporation recorded an income tax expense of $71.9 million, compared to an income tax expense of $92.5 million for the same period in 2024. The results for the year ended December 31, 2025 include a one-time reversal of approximately $16.6 million in valuation allowance related to deferred tax assets primarily associated with NOL carryforwards at the holding company level, which reflects the Corporation's expectation of realizing these tax benefits under the new election established by Act 65-2025. For further details, see "Non-GAAP Financial Measures and Reconciliations" above and Note 17 – "Income Taxes". The decrease in income tax expense for the year ended December 31, 2025 was driven by the aforementioned one-time reversal of approximately $16.6 million in valuation allowance and a lower annual effective tax rate due to a higher proportion of exempt to taxable income.

The Corporation's annual effective tax rate, excluding discrete items, decreased to 21.6% for the year ended December 31, 2025, compared to 23.7% for the same period in 2024. See Note 17 – "Income Taxes" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information.

As of December 31, 2025, the Corporation had a net deferred tax asset of $149.0 million, net of a valuation allowance of $75.0 million, compared to a net deferred tax asset of $136.4 million, net of a valuation allowance of $119.1 million, as of December 31, 2024. The increase in the net deferred tax asset was driven by the aforementioned one-time reversal of approximately $16.6 million in valuation allowance. Meanwhile, the decrease in the valuation allowance was primarily related to changes in the market value of available-for-sale debt securities, which resulted in an equal change in the deferred tax asset without impacting earnings as they are fully reserved as the Corporation does not expect to realize such benefits, and the aforementioned one-time reversal of approximately $16.6 million.

OPERATING SEGMENTS

The Corporation's operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2025, the Corporation had six reportable segments: Mortgage Banking; Consumer (Retail) Banking; Commercial and Corporate Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. The Chief Executive Officer ("CEO"), who is the designated chief operating decision maker ("CODM"), as ultimate decision maker, evaluates performance and allocates resources based on financial information provided by management. In determining the reportable segments, the Corporation considers factors such as the organizational structure, nature of the products, distribution channels, customer relationship management, and economic characteristics of the business lines. For additional information regarding First BanCorp.'s reportable segments, please refer to Note 21, "Segment Information" to the audited financial statements included in Part II, Item 8 of this Form 10-K.

The accounting policies for segment reporting are consistent with those described in Note 1, "Nature of Business and Summary of Significant Accounting Policies" to the audited financial statements included in Part II, Item 8 of this Form 10-K. The Corporation evaluates the performance of the segments based on net interest income, the provision for credit losses, non-interest income, and non-interest expenses. The segments are also evaluated based on the average volume of their interest-earning assets (net of fair value adjustments of investment securities and the ACL).

The Corporation uses a funds transfer pricing system to match fund lending and deposit gathering functions with the Treasury and Investments segment centrally managing funding by providing funds to the Mortgage Banking, Consumer (Retail) Banking, Commercial and Corporate Banking, the United States Operations, and the Virgin Islands Operations segments to support their lending activities and compensating these units for deposits gathered. The mismatch between funds provided and funds used is managed by the Treasury and Investments segment. The funds transfer pricing charged or credited are calculated using the SOFR/swap curve with term rates-based approach, adjusted for a funding spread that reflects the Corporation's cost of funds.

Mortgage Banking

The Mortgage Banking segment conducts its operations primarily through FirstBank. This segment consists of the origination, sale, and servicing of a variety of residential mortgage loan products. Originations are sourced through different channels, such as FirstBank branches and purchases from mortgage bankers, and in association with new project developers. This segment focuses on originating residential real estate loans, including those that conform to the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA"), and U.S. Department of Agriculture Rural Development ("RD") standards. Loans that meet FHA's standards qualify for FHA's insurance, while loans that meet VA or RD standards are guaranteed by the respective federal agencies.

Mortgage loans that do not qualify for the FHA, VA, or RD programs are referred to as conventional loans, which can be conforming or non-conforming. Conforming loans are those that meet the standards for sale under the U.S. Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC") programs. Loans that do not meet FNMA or FHLMC standards are referred to as non-conforming residential real estate loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary market. Conforming residential real estate loans are sold to investors such as FNMA and FHLMC, and the Corporation has commitment authority to issue GNMA MBS.

For the year ended December 31, 2025, segment income before taxes for the Mortgage Banking segment decreased to $43.5 million, compared to $58.5 million for the same period in 2024. The highlights of the segment's financial results are as follows:

- Net interest income for the year ended December 31, 2025 was $70.9 million, compared to $72.5 million for the same period in 2024. The decrease in net interest income of $1.6 million was primarily attributable to an increase in the cost of funds charged to this segment, partially offset by an increase in average loan balances.

- The provision for credit losses for the year ended December 31, 2025 was a net benefit of $0.9 million, compared to a net benefit of $15.5 million for the same period in 2024. The net benefit recorded during 2024 was driven by improvements in macroeconomic variables, mainly in the projection of the unemployment rate, and updated historical loss experience used for determining the ACL estimate resulting in a downward revision of estimated loss severities, partially offset by newly originated loans.

- Non-interest income for the year ended December 31, 2025 was $14.9 million, compared to $13.5 million for the same period in 2024. The increase of $1.4 million was driven by an increase in the net realized gain on sales of residential mortgage loans in the secondary market.

- Non-interest expenses for the year ended December 31, 2025 were $43.2 million, compared to $43.0 million for the same period in 2024. The increase of $0.2 million was driven by: (i) a $1.1 million decrease in net gains on OREO operations, driven by a decrease in net realized gains on sales of residential OREO properties in the Puerto Rico region; (ii) a $0.5 million increase in other non-interest expenses and (iii) a $0.4 million increase in employees' compensation and benefits expenses, driven by an increase in bonus incentives, partially offset by the aforementioned ERC recorded during 2025. These variances were partially offset by a $1.3 million decrease in professional service fees, driven by lower collections, appraisals, and credit-related fees; and a $0.4 million decrease in FDIC deposit insurance expense driven by the reversal during 2025 of the FDIC special assessment charges that were recorded for the year ended December 31, 2024.

Consumer (Retail) Banking

The Consumer (Retail) Banking segment includes the Corporation's consumer lending, commercial lending to small businesses, commercial transaction banking, and deposit-taking activities (other than those assigned to the Commercial and Corporate Banking segment) primarily conducted through FirstBank's branch network and loan centers in Puerto Rico. Retail deposits gathered through each branch of FirstBank's retail network serve as one of the funding sources for the lending and investing activities. Other activities included in this segment are insurance activities in the Puerto Rico region.

For the year ended December 31, 2025, segment income before taxes for the Consumer (Retail) Banking segment increased to $289.0 million, compared to $243.3 million for the same period in 2024. The highlights of the segment's financial results are as follows:

- Net interest income for the year ended December 31, 2025 was $583.7 million, compared to $550.8 million for the same period in 2024. The increase of $32.9 million was primarily driven by higher income from funds loaned to the Treasury and Investments segment, which resulted from higher average time deposit balances.

- The provision for credit losses for the year ended December 31, 2025 decreased by $20.4 million to $74.9 million, compared to $95.3 million for the same period in 2024. The decrease in provision expense was mainly due to updated historical loss experience and reductions in the unsecured loan portfolio, partially offset by a lower favorable impact from updated macroeconomic variables, mainly in the projection of the unemployment rate, and a $7.6 million decrease in recoveries associated with the bulk sales of fully charged-off loans that took place in the first quarter of each year.

- Non-interest income for the year ended December 31, 2025 was $95.4 million, compared to $96.2 million for the same period in 2024. The decrease of $0.8 million was driven by a $1.1 million decrease in service charges and fees on deposit accounts and a $0.3 million decrease in insurance commission income, partially offset by a $0.8 million increase in card and processing income due to higher transactional fee income.

- Non-interest expenses for the year ended December 31, 2025 were $315.2 million, compared to $308.4 million for the same period in 2024. The increase of $6.8 million was driven by: (i) a $7.4 million increase in employees' compensation and benefits expenses, mainly related to annual salary merit increases and an increase in bonus incentives, partially offset by the aforementioned ERC recorded during 2025; (ii) a $1.3 million increase in taxes, other than income taxes, primarily related to higher municipal license taxes; and (iii) a $1.0 million increase in credit and debit card processing fees driven by higher transactional volumes. These variances were partially offset by a $1.4 million decrease in other non-interest expenses, mainly due to a decrease in the amortization of core deposit intangible assets from the Banco Santander Puerto Rico acquisition, a $0.8 million decrease in FDIC deposit insurance expense driven by the reversal during 2025 of the FDIC special assessment charges that were recorded for the year ended December 31, 2024, and a $0.9 million decrease in business promotion expenses.

Commercial and Corporate Banking

The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the government sector. This segment consists of the Corporation's commercial lending (other than small business commercial loans) and commercial deposit-taking activities (other than the government sector). A substantial portion of the commercial and corporate banking portfolio is secured by the underlying real estate collateral and the personal guarantees from the borrowers.

For the year ended December 31, 2025, segment income before taxes for the Commercial and Corporate Banking segment remained relatively flat at $137.8 million, compared to $137.9 million for the same period in 2024. The highlights of the segment's financial results are as follows:

- Net interest income for the year ended December 31, 2025 was $173.8 million, compared to $157.7 million for the same period in 2024. The increase of $16.1 million was primarily attributable to a $17.3 million decrease in the cost of funds charged to this segment resulting from lower interest rates, partially offset by a $2.0 million decrease in interest income mainly associated with the effect of lower interest rates on the downward repricing of variable-rate loans.

- The provision for credit losses for the year ended December 31, 2025 was an expense of $4.1 million, compared to a net benefit of $12.9 million for the same period in 2024. The expense recorded during 2025 was mainly due to C&I loan growth and a deterioration in the economic outlook of the commercial real estate property performance and forecasted CRE price index, partially offset by improved financial performance of certain commercial borrowers. The net benefit recorded during 2024 was associated with the improved financial condition of certain borrowers; a recovery of $5.0 million associated with a C&I loan in the Puerto Rico region; and an improvement on the economic outlook of certain macroeconomic variables, particularly variables associated with commercial real estate property performance and the forecasted CRE price index; partially offset by loan growth.

- Non-interest income for the year ended December 31, 2025 was $8.1 million, compared to $7.0 million for the same period in 2024. The increase of $1.1 million was driven by a $1.4 million increase in service charges on deposits primarily related to cash management fee income from corporate customers.

- Non-interest expenses for the year ended December 31, 2025 were $40.0 million, compared to $39.7 million for the same period in 2024. The increase of $0.3 million was mainly due to a $2.0 million decrease in net gains on OREO operations, driven by a $2.3 million realized gain on the sale of a commercial real estate OREO property in the Puerto Rico region during 2024, and a $0.6 million increase in employees' compensation and benefits expenses, driven by increases in bonus incentives, partially offset by the aforementioned ERC recorded during 2025. These variances were partially offset by lower management fees, which are recorded as part of other non-interest expenses, and a decrease in FDIC deposit insurance expense driven by the reversal during 2025 of the FDIC special assessment charges that were recorded for the year ended December 31, 2024.

Treasury and Investments

The Treasury and Investments segment is responsible for the Corporation's investment portfolio and treasury functions. The treasury function centrally manages funding by providing funds to the Mortgage Banking, Consumer (Retail) Banking, Commercial and Corporate Banking, United States Operations, and Virgin Islands Operations segments to support their respective lending activities and by compensating these units for deposits gathered. The Treasury function also obtains funds through brokered deposits, advances from the FHLB, and repurchase agreements involving investment securities, among other funding sources.

The investment function is intended to implement a funding strategy for the purposes of liquidity management, interest rate risk management and earnings enhancement.

The funds transfer pricing charged or credited by Treasury and Investments are calculated using the SOFR/swap curve with term rates, adjusted for a funding spread that reflects the Corporation's cost of funds.

For the year ended December 31, 2025, segment loss before taxes for the Treasury and Investments segment increased to $121.9 million, compared to $120.8 million for the same period in 2024, in part due to a $0.4 million increase in net interest loss, which primarily reflects a $45.8 million higher charge on funds loaned from the Consumer (Retail) Banking segment, which was largely offset by lower interest expense and higher interest income. Interest expense decreased $30.1 million, mainly due to the redemption of junior subordinated debentures during the second half of 2024 and first half of 2025, reduced interest expense on brokered CDs in the Puerto Rico region, and the repayment in 2025 of $210.0 million of maturing FHLB advances. Interest income increased $15.2 million primarily due to purchases of higher-yielding debt securities replacing maturing lower-yielding debt securities.

United States Operations

The United States Operations segment consists of all banking activities conducted by FirstBank on the U.S. mainland. FirstBank provides a wide range of banking services to individual and corporate customers, primarily in southern Florida, through eight banking branches. This segment offers a variety of consumer and commercial banking products and services. Consumer banking products include checking, savings and money market accounts, retail CDs, internet banking services, residential mortgages, and home equity loans and lines of credit. Retail deposits, as well as FHLB advances and brokered CDs, allocated to this operation serve as funding sources for its lending activities.

Commercial banking services include checking, savings and money market accounts, retail CDs, internet banking services, cash management services, remote data capture, and automated clearing house ("ACH") transactions. Loan products include the traditional C&I and commercial real estate products, such as lines of credit, term loans, and construction loans.

For the year ended December 31, 2025, segment income before taxes for the United States Operations segment decreased to $39.2 million, compared to $42.7 million for the same period in 2024. The highlights of the segment's financial results are as follows:

- Net interest income for the year ended December 31, 2025 was $87.3 million, compared to $78.0 million for the same period in 2024. The increase of $9.3 million was mainly related to higher interest income on loans due to an increase in average loan balances on commercial loans, partially offset by the effect of lower interest rates on the downward repricing of variable-rate commercial loans, as well as higher interest expense on deposits due to an increase in the average deposit balances, which outweighed the impact of lower rates paid on deposits during 2025.

- The provision for credit losses for the year ended December 31, 2025 was an expense of $5.7 million, compared to a net benefit of $6.7 million for the same period in 2024. The expense recorded during 2025 was mainly due to C&I loan growth and a deterioration in the economic outlook of the commercial real estate property performance and forecasted CRE price index. Meanwhile, the net benefit recorded during 2024 was associated with an improvement on the economic outlook of certain macroeconomic variables, particularly variables associated with commercial real estate property performance and the forecasted CRE price index; and $1.2 million in recoveries of two commercial loans; partially offset by loan growth.

Virgin Islands Operations

The Virgin Islands Operations segment consists of all banking activities conducted by FirstBank in the USVI and BVI, including commercial and consumer banking services. This segment operates through eight banking branches serving in the USVI islands of St. Thomas, St. Croix, and St. John, as well as the island of Tortola in the BVI. This segment's primary business activities include consumer and commercial lending, and deposit-taking activities. Retail deposits gathered through each branch serve as the primary funding sources for the segment's lending activities.

For the year ended December 31, 2025, segment income before taxes for the Virgin Islands Operations segment was $29.1 million, compared to $29.7 million for the same period in 2024. The highlights of the segment's financial results are as follows:

- Net interest income for the year ended December 31, 2025 was $65.8 million, compared to $60.7 million for the same period in 2024. The increase of $5.1 million was mainly related to higher average loan balances on commercial and construction loans and lower interest rates paid on government time deposits, partially offset by the effect of lower interest rates on the downward repricing of variable-rate commercial loans.

- The provision for credit losses for the year ended December 31, 2025 was an expense of $1.9 million, compared to a net benefit of $0.2 million for the same period in 2024. The expense recorded during 2025 was mainly due to an increase in the provision for credit losses for the commercial and construction loan portfolios due to C&I loan growth and a deterioration in the economic outlook of the commercial real estate property performance and forecasted CRE price index, partially offset by a decrease in the provision for credit losses for the consumer loan portfolio due to updated historical loss experience and reductions in the unsecured loan portfolio.

- Non-interest expenses for the year ended December 31, 2025 were $44.3 million, compared to $41.1 million for the same period in 2024. The increase of $3.2 million was mainly associated with a $2.8 million valuation adjustment recorded during 2025 in connection with an ongoing litigation which could result in a potential loss of title of a commercial OREO property in the Virgin Islands region.

FINANCIAL CONDITION AND OPERATING DATA ANALYSIS

Financial Condition

The following table presents an average balance sheet of the Corporation for the indicated periods:

(In thousands)	December 31,					
	2025		2024		2023	
ASSETS						
Interest-earning assets:						
Money market and other short-term investments	$	943,731	$	710,945	$	584,083
U.S. and Puerto Rico government obligations		1,810,308		2,517,327		2,843,284
MBS		3,346,069		3,348,925		3,702,908
FHLB stock		27,296		34,161		36,606
Other investments		20,390		18,510		14,167
Total investments		6,147,794		6,629,868		7,181,048
Residential mortgage loans		2,868,887		2,816,732		2,814,102
Construction loans		244,769		221,822		172,952
Commercial loans		5,968,858		5,606,827		5,244,503
Finance leases		899,270		879,437		789,870
Consumer loans		2,840,369		2,830,678		2,704,877
Total loans		12,822,153		12,355,496		11,726,304
Total interest-earning assets, excluding valuation allowances on investment securities and total ACL		18,969,947		18,985,364		18,907,352
Total non-interest-earning assets		786,155		834,855		838,955
Valuation allowances on investment securities and total ACL [1]		(691,681)		(858,863)		(1,039,884)
Total assets	$	19,064,421	$	18,961,356	$	18,706,423
LIABILITIES						
Interest-bearing liabilities:						
Time deposits	$	3,280,404	$	2,999,078	$	2,590,313
Brokered CDs		543,154		627,454		348,829
Other interest-bearing deposits		7,467,571		7,567,514		7,664,793
Interest-bearing deposits		11,291,129		11,194,046		10,603,935
Securities sold under agreements to repurchase		161		245		54,570
Advances from the FHLB		347,370		500,055		541,000
Other borrowings		15,694		146,044		171,184
Total interest-bearing liabilities		11,654,354		11,840,390		11,370,689
Total non-interest-bearing liabilities [2]		5,570,267		5,556,423		5,950,495
Total liabilities		17,224,621		17,396,813		17,321,184
STOCKHOLDERS' EQUITY						
Stockholders' equity		1,839,800		1,564,543		1,385,239
Total liabilities and stockholders' equity	$	19,064,421	$	18,961,356	$	18,706,423

(1) Includes, among other things, the ACL on loans and finance leases and debt securities, as well as unrealized gains and losses on available-for-sale debt securities.

(2) Includes, among other things, non-interest-bearing deposits.

The Corporation's total average assets were $19.1 billion for the year ended December 31, 2025, compared to $19.0 billion for the year ended December 31, 2024, a net increase of $103.1 million. The variance primarily reflects the following: (i) a $466.7 million increase in the average balance of total loans, primarily in the commercial and construction loan portfolios; (ii) an increase of $232.8 million in the average balance of interest-bearing cash, which consisted primarily of deposits maintained at the FED; and (iii) a decrease of $156.8 million in unrealized losses on available-for-sale debt securities. These variances were partially offset by a decrease of $709.9 million in debt securities, mainly due to maturities and principal repayments of U.S. agencies MBS and debentures and U.S. Treasury securities, net of purchases.

The Corporation's total average liabilities were $17.2 billion for the year ended December 31, 2025, a net decrease of $172.2 million compared to December 31, 2024. The net decrease was related to a decrease of $283.1 million in the average balance of total borrowings, mostly associated with FHLB advances that matured and were repaid in 2025 and the redemption of the remaining outstanding TruPS, partially offset by a $97.1 million increase in the average balance of interest-bearing deposits and a $13.8 million increase in the average balance of non-interest-bearing liabilities, primarily in non-interest-bearing deposits.

Assets

The Corporation's total assets were $19.1 billion as of December 31, 2025, a decrease of $160.0 million from December 31, 2024, primarily related to a decrease in cash and cash equivalents resulting from the repayment of long-term borrowing and a decrease in total deposits, partially offset by an increase in total loans and an increase in the fair value of available-for-sale debt securities due to changes in market interest rates.

Loans Receivable, including Loans Held for Sale

As of December 31, 2025, the Corporation's total loan portfolio before the ACL amounted to $13.1 billion, an increase of $380.2 million compared to December 31, 2024, of which $347.8 million was in commercial and construction loans. In the Florida region, commercial and construction loans increased by $179.4 million, of which $129.2 million was in C&I loans and $92.2 million was in commercial mortgage loans. In the Puerto Rico region, commercial and construction loans increased by $113.4 million driven by the origination of several C&I term loans, each in excess of $15 million, that increased the portfolio balance by $141.4 million; a $67.9 million increase in construction loans; and higher utilization of C&I lines of credit; partially offset by the payoff of a $73.8 million commercial mortgage loan in the hospitality industry; the repayment of a $36.8 million C&I term loan; and a $42.1 million reduction in the balance of floor plan lines of credit. In the Virgin Islands region, commercial and construction loans increased by $55.0 million, in part due to a $40.2 million disbursement of a government line of credit.

As of December 31, 2025, the Corporation's loans held-for-investment portfolio was comprised of commercial and construction loans (49%), consumer loans and finance leases (29%), and residential real estate loans (22%). Of the total gross loan portfolio held for investment of $13.1 billion as of December 31, 2025, the Corporation had credit risk concentration of approximately 77% in the Puerto Rico region, 19% in the United States region (mainly in the state of Florida), and 4% in the Virgin Islands region, as shown in the following table:

As of December 31, 2025	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,227,053	$ 150,551	$ 530,698	$ 2,908,302
Construction loans	249,466	14,174	1,928	265,568
Commercial mortgage loans	1,690,176	73,751	790,325	2,554,252
C&I loans	2,348,274	170,728	1,169,356	3,688,358
Total commercial loans	4,287,916	258,653	1,961,609	6,508,178
Consumer loans and finance leases	3,636,072	66,947	5,857	3,708,876
Total loans held for investment, gross	$ 10,151,041	$ 476,151	$ 2,498,164	$ 13,125,356
Loans held for sale	16,697	-	-	16,697
Total loans, gross	$ 10,167,738	$ 476,151	$ 2,498,164	$ 13,142,053

As of December 31, 2024	Puerto Rico	Virgin Islands	United States	Total
(In thousands)				
Residential mortgage loans	$ 2,166,980	$ 156,225	$ 505,226	$ 2,828,431
Construction loans	181,607	2,820	43,969	228,396
Commercial mortgage loans	1,800,445	67,449	698,090	2,565,984
C&I loans	2,192,468	133,407	1,040,163	3,366,038
Total commercial loans	4,174,520	203,676	1,782,222	6,160,418
Consumer loans and finance leases	3,680,628	69,577	7,502	3,757,707
Total loans held for investment, gross	$ 10,022,128	$ 429,478	$ 2,294,950	$ 12,746,556
Loans held for sale	14,558	434	284	15,276
Total loans, gross	$ 10,036,686	$ 429,912	$ 2,295,234	$ 12,761,832

First BanCorp. relies primarily on its retail network of branches to originate residential and consumer personal loans. The Corporation manages its construction and commercial loan originations through centralized units and most of its originations come from existing customers, as well as through referrals and direct solicitations. Auto loans and finance leases originations rely primarily on the relationships with auto dealers and dedicated sales professionals who serve selected locations in order to facilitate originations.

The following table sets forth certain additional data (including loan production) related to the Corporation's loan portfolio net of the ACL on loans and finance leases as of and for the indicated dates:

		For the Year Ended December 31,				
		2025		**2024**		**2023**
(Dollars in thousands)						
Beginning balance as of January 1	$	12,517,890	$	11,931,008	$	11,304,667
Residential real estate loans originated		500,633		460,726		424,641
Construction loans originated		148,767		207,421		154,720
C&I and commercial mortgage loans originated and purchased		3,198,662		3,113,258		2,750,817
Finance leases originated		240,030		263,693		327,528
Consumer loans originated		1,264,454		1,372,537		1,468,794
Total loans originated and purchased		5,352,546		5,417,635		5,126,500
Sales of loans		(170,249)		(165,533)		(155,733)
Repayments and other decreases (1)		(4,807,171)		(4,665,220)		(4,344,426)
Net increase		375,126		586,882		626,341
Ending balance as of December 31	$	12,893,016	$	12,517,890	$	11,931,008
Percentage increase		3.00%		4.92%		5.54%

(1) Includes, among other things, the change in the ACL on loans and finance leases and cancellation of loans due to the repossession of the collateral and loans repurchased.

Residential mortgage loan originations for the year ended December 31, 2025 amounted to $500.6 million, compared to $460.7 million for 2024. The increase in residential mortgage loan originations of $39.9 million mainly consisted of a $56.3 million increase in the Puerto Rico region, partially offset by a $18.2 million decrease in Florida region.

See "Risk Management – Exposure to Puerto Rico Government" and "Risk Management – Exposure to USVI Government" below for information on the Corporation's credit exposure to PR and USVI government entities.

As of December 31, 2025, the Corporation's total commercial mortgage loan exposure amounted to $2.6 billion, or 19% of the total loan portfolio. In terms of geography, $1.7 billion of the exposure was in the Puerto Rico region, $0.8 billion of the exposure was in the Florida region, and $0.1 billion of the exposure was in the Virgin Islands region. The $1.7 billion exposure in the Puerto Rico region was comprised mainly of 40% in the retail industry, 26% in office real estate, and 19% in the hotel industry. The $0.8 billion exposure in the Florida region was comprised mainly of 36% in the retail industry, 20% in the hotel industry, and 6% in office real estate. Of the Corporation's total commercial mortgage loan exposure of $2.6 billion, $563.0 million matures within the next 12 months and has a weighted-average interest rate of approximately 5.64%. Commercial mortgage loan exposure in the office real estate industry, which matures within the next 12 months, amounted to $136.3 million and has a weighted-average interest rate of approximately 5.53%.

As of December 31, 2025 and 2024, the Corporation's total exposure to shared national credit ("SNC") loans (including unused commitments) amounted to $1.1 billion and $1.3 billion, respectively. As of December 31, 2025, approximately $333.4 million of the SNC exposure is related to the portfolio in the Puerto Rico region and $796.9 million is related to the portfolio in the Florida region.

Commercial and construction loan originations (excluding government loans) for the year ended December 31, 2025 amounted to $3.2 billion, compared to $3.1 billion for 2024. The increase of $28.0 million for the year ended December 31, 2025 was mainly related to a $64.7 million increase in the Florida region, mainly in commercial mortgage loans; and a $14.2 million increase in the Virgin Islands region, of which $10.3 million was in construction loans. These variances were partially offset by a $50.9 million decrease in Puerto Rico region, driven by a $175.0 million decrease in the floor plan portfolio and a $151.5 million decrease in the commercial mortgage loans; partially offset by a $306.6 million increase in C&I loans, driven by higher utilization of C&I lines of credit and the origination of several C&I relationships, each in excess of $25 million, with an aggregate balance of $223.6 million.

Government loan originations for the year ended December 31, 2025 amounted to $178.3 million, compared to $179.5 million for the comparable period in 2024.

Originations of auto loans (including finance leases) for the year ended December 31, 2025 amounted to $868.4 million, compared to $933.9 million for the same period in 2024. Other consumer loan originations, other than credit cards, for the year ended December 31, 2025 amounted to $217.2 million, compared to $236.7 million for the same period in 2024. Most of the decreases in auto loan originations and other consumer loan originations were in the Puerto Rico region. The utilization activity on the outstanding credit card portfolio for the year ended December 31, 2025 amounted to $418.9 million, compared to $465.6 million for the comparable period in 2024.

Maturities of Loans Receivable

The following tables present the loans held for investment portfolio as of December 31, 2025 by remaining contractual maturities and interest rate type:

	One Year or Less	After One Year Through Five Years	After Five Years Through 15 Years	After 15 Years	Total Portfolio
(In thousands)					
Residential mortgage	$ 102,955	$ 432,009	$ 1,158,138	$ 1,215,200	$ 2,908,302
Construction loans	56,424	127,183	79,944	2,017	265,568
Commercial mortgage loans	700,924	1,517,427	332,225	3,676	2,554,252
C&I loans	1,545,796	1,784,328	355,467	2,767	3,688,358
Consumer loans	1,176,472	2,300,231	231,902	271	3,708,876
Total loans (1)	$ 3,582,571	$ 6,161,178	$ 2,157,676	$ 1,223,931	$ 13,125,356

	Amount due in one year or less at:		Amount due after one year:		
	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total Portfolio
Residential mortgage	$ 99,487	$ 3,468	$ 2,645,663	$ 159,684	$ 2,908,302
Construction loans	34,122	22,302	173,453	35,691	265,568
Commercial mortgage loans	499,456	201,468	1,446,555	406,773	2,554,252
C&I loans	390,630	1,155,166	699,228	1,443,334	3,688,358
Consumer loans	953,917	222,555	2,527,413	4,991	3,708,876
Total loans (1)	$ 1,977,612	$ 1,604,959	$ 7,492,312	$ 2,050,473	$ 13,125,356

(1) Scheduled repayments are included in the maturity category in which the payment is due. The amounts provided do not reflect prepayment assumptions related to the loan portfolio.

Investment Activities

As part of its liquidity, revenue diversification, and interest rate risk management strategies, First BanCorp. maintains a debt securities portfolio classified as available for sale or held to maturity.

Substantially all of the Corporation's available-for-sale debt securities portfolio was invested in U.S. Treasury securities, U.S. GSEs' obligations, and fixed-rate GSEs' MBS. The Corporation's total available-for-sale debt securities portfolio as of December 31, 2025 amounted to $4.6 billion, an $11.3 million decrease from December 31, 2024. The decline was driven by $1.6 billion in maturities, of which $1.1 billion were U.S. agencies debentures and $535.1 million were U.S. Treasury securities, and $536.2 million in principal repayments of U.S. agencies MBS and debentures. These factors were partially offset by $1.9 billion in purchases, of which $974.9 million were U.S. agencies MBS and debentures with an average yield of 4.76%, including $872.1 million of residential MBS; and $963.2 million were U.S. Treasury securities with an average yield of 4.02%; and a $212.4 million increase in fair value attributable to changes in market interest rates. As of December 31, 2025, the Corporation had a net unrealized loss on available-for-sale debt securities of $347.2 million. This net unrealized loss is primarily attributable to instruments on books carrying a lower interest rate than market rates. The Corporation expects that this unrealized loss will reverse over time and it is likely that it will not be required to sell the securities before their anticipated recovery. The Corporation expects the portfolio will continue to decrease and the accumulated other comprehensive loss will decrease accordingly, excluding the impact of market interest rates.

Held-to-maturity debt securities include fixed-rate GSEs' MBS with a carrying value of $184.4 million (fair value of $178.8 million) as of December 31, 2025, compared to $225.3 million as of December 31, 2024. The decrease in GSEs' MBS was driven by $41.1 million in principal repayments. Held-to-maturity debt securities also include $80.9 million as of December 31, 2025, compared to $92.4 million as of December 31, 2024, of financing arrangements with the government issued in bond form, which the Corporation accounts for as securities, but which were underwritten as loans with features that are typically found in commercial loans. The decrease in government bonds was driven by $12.6 million in principal repayments. As of December 31, 2025, approximately 59% of the Corporation's government bonds consisted of obligations issued by three of the largest municipalities in Puerto Rico.

As of December 31, 2025, cash inflows expected to be received during the next twelve months from maturities and expected prepayments of the debt securities portfolio (excluding U.S. Treasury securities) amounted to approximately $1.1 billion and have an average yield of 2.41%. These inflows are expected to be redeployed to fund loan growth, reinvested into higher-yielding securities, or used to repay maturing brokered CDs. See Note 2 – "Debt Securities" for information and details about the Corporation's available-for-sale debt securities portfolio.

See "Risk Management – Exposure to Puerto Rico Government" below for information and details about the Corporation's total direct exposure to the Puerto Rico government, including municipalities, and "Risk Management – Credit Risk Management" below and Note 2 – "Debt Securities" for the ACL of the exposure to government bonds.

The carrying values of debt securities as of December 31, 2025 and 2024 by contractual maturity (excluding MBS) and weighted-average yield, are shown below:

	December 31, 2025		December 31, 2024	
	Weighted-Average Yield %	Carrying Amount	Weighted-Average Yield %	Carrying Amount
(Dollars in thousands)				
U.S government and agencies obligations:				
Due within one year	2.54	$ 895,052	0.79	$ 1,127,041
After 1 to 5 years	1.45	483,916	0.96	764,679
After 5 to 10 years	4.75	14,985	-	-
After 10 years	3.97	6,501	4.73	7,800
	2.19	1,400,454 (1)	0.87	1,899,520
Puerto Rico government obligation:				
After 10 years (2)	-	1,620	-	1,620
MBS:				
Residential MBS:				
FHLMC	1.72	901,779	1.58	923,501
GNMA	2.50	196,569	2.47	203,383
FNMA	1.90	1,138,925	1.69	1,128,379
CMOs	3.94	819,807	2.92	351,114
Private Label MBS	5.92	3,266	6.62	4,195
Commercial MBS	2.35	276,007	2.65	277,934
Total MBS	2.41	3,336,353	1.95	2,888,506
Other:				
Due within one year	-	-	2.32	1,000
Government bonds:				
Due within one year	4.94	1,044	5.07	2,214
After 1 to 5 years	7.05	54,611	7.33	61,289
After 5 to 10 years	4.78	10,376	5.79	13,184
After 10 years	7.46	14,870	8.07	15,755
	6.81	80,901	7.18	92,442
ACL on held-to-maturity debt securities	-	(733)	-	(802)
Total debt securities	2.41	$ 4,818,595	1.65	$ 4,882,286

(1) Includes approximately $566.3 million in callable debt securities with an average yield of 1.52%, of which approximately 58% were purchased at a discount and 4% at a premium. See "Risk Management" below for further analysis of the effects of changing interest rates on the Corporation's net interest income and the Corporation's interest risk management strategies. Also, refer to Note 2 - "Debt Securities" for additional information regarding the Corporation's debt securities portfolio.

(2) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and is in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

RISK MANAGEMENT

General

Risks are inherent in virtually all aspects of the Corporation's business activities and operations. Consequently, effective risk management is fundamental to the success of the Corporation. The primary goals of risk management are to ensure that the Corporation's risk-taking activities are consistent with the Corporation's objectives and risk tolerance, and that there is an appropriate balance between risks and rewards to maximize stockholder value.

The Corporation has in place a risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. First BanCorp's business is subject to eleven broad categories of risks: (i) liquidity risk; (ii) interest rate risk; (iii) market risk; (iv) credit risk; (v) operational risk; (vi) legal and regulatory risk; (vii) reputational risk; (viii) model risk; (ix) capital risk; (x) strategic risk; and (xi) information technology risk. First BanCorp. has adopted policies and procedures designed to identify and manage the risks to which the Corporation is exposed.

Risk Definition

Liquidity Risk

Liquidity risk is the risk to earnings or capital arising from the possibility that the Corporation will not have sufficient cash to meet its short-term liquidity demands, such as from deposit redemptions or loan commitments. See "Liquidity Risk and Capital Adequacy" below for further details.

Interest Rate Risk

Interest rate risk is the risk arising from adverse movements in interest rates. See "Interest Rate Risk Management" below for further details.

Market Risk

Market risk is the risk of loss in the value of assets or liabilities due to changes in market conditions, including movements in market rates or prices, such as interest rates or equity prices. The Corporation evaluates market risk together with interest rate risk. Both changes in market values and changes in interest rates are evaluated and forecasted. See "Interest Rate Risk Management" below for the effects of changes in interest rates on net interest income.

Credit Risk

Credit risk is the risk arising from a borrower's or a counterparty's failure to meet the terms of a contract with the Corporation or otherwise to perform as agreed. See "Credit Risk Management" below for further details.

Operational Risk

Operational risk is the risk arising from problems with the delivery of services or products. This risk is a function of internal controls, information systems, third party vendors, employees and operating processes. It also includes risks associated with the Corporation's preparedness for the occurrence of an unforeseen event. This risk is inherent across all functions, products, and services of the Corporation. See "Operational Risk" below for further details.

Legal, Regulatory and Compliance Risk

Legal and regulatory risk is the risk arising from the Corporation's failure to comply with laws or regulations that can adversely affect the Corporation's reputation and/or increase its exposure to litigation or penalties.

Reputational Risk

Reputational risk is the risk arising from any adverse effect on the Corporation's market value, capital, or earnings arising from negative public opinion, whether true or not. This risk affects the Corporation's ability to establish new relationships or services, or to continue servicing existing relationships.

Model Risk

Model risk is the potential for adverse consequences from decisions based upon incorrect or misused model outputs and reports or based upon an incomplete or inaccurate model. The use of models exposes the Corporation to some level of model risk. Model errors can contribute to incorrect valuations and lead to operational errors, inappropriate business decisions, or incorrect financial entries. The Corporation seeks to reduce model risk through rigorous model identification and validation.

Capital Risk

Capital risk is the risk that the Corporation may lose value on its capital or have an inadequate capital plan, which would result in insufficient capital resources to meet minimum regulatory requirements (the Corporation's authority to operate as a bank is dependent upon the maintenance of adequate capital resources), support its credit rating, or support its growth and strategic options.

Strategic Risk

Strategic risk is the risk arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry, and operating environment. This risk is a function of the compatibility of the Corporation's strategic goals, the business strategies developed to achieve those goals, the resources deployed against these goals, and the quality of implementation.

Information Technology and Cybersecurity Risk

Information technology risk is the risk arising from the loss of confidentiality, integrity, or availability of information systems and risk of cyber incidents or data breaches. It includes business risks associated with the use, ownership, operation, involvement, influence, and adoption of information technology within the Corporation.

Risk Governance

The following discussion highlights the roles and responsibilities of the key participants in the Corporation's risk management framework:

Board of Directors

The Board of Directors oversees the Corporation's overall risk governance program with the assistance of the Board committees discussed below.

Risk Committee

The Board of Directors has appointed the Risk Committee to assist the Board in fulfilling its responsibility to oversee the Corporation's management of its company-wide risk management framework. The committee's role is one of oversight, recognizing that management is responsible for designing, implementing, and maintaining an effective risk management framework. The committee's primary responsibilities are to:

- Review and discuss management's assessment of the Corporation's aggregate enterprise-wide profile and the alignment of the Corporation's risk profile with the Corporation's strategic plan, goals, and objectives;

- Review and recommend to the Board the parameters and establishment of the Corporation's risk tolerance and risk appetite;

- Receive reports from management and, if appropriate, other Board committees, regarding the Corporation's policies and procedures related to the Corporation's adherence to risk limits and its established risk tolerance and risk appetite or on selected risk topics;

- Oversee the strategies, policies, procedures, and systems established by management to identify, assess, measure, and manage the major risks facing the Corporation, which may include an overview of the Corporation's credit risk, operational risk, information technology risk, compliance risk, interest rate risk, liquidity risk, market risk, and reputational risk, as well as management's capital management, planning, and process;

- Oversee the Corporation's Retail Quality Assurance and Loan Review Program;

- Oversee management's activities with respect to model validation of capital stress testing, model risk management, vendor management, information technology risk and operational risk;

- Review and discuss with management risk assessments for new products and services;

- Review periodically the scope and effectiveness of the Corporation's regulatory compliance policies and programs; and

- Annually assess the Corporation's institutional insurance programs.

The Risk Committee also receives regular reports and engages in discussions throughout the year on the effectiveness of the Corporate Information Security Program ("CISP"), including its inherent risk, the roadmap for addressing those risks, and the progress in doing so. The Risk Committee annually reviews and approves the CISP and annually receives a report on related security safeguards in accordance with the Gramm-Leach-Bliley Act.

Asset and Liability Committee

The Board of Directors has appointed the Asset and Liability Committee to assist the Board in its oversight of the Corporation's asset and liability management policies related to the management of the Corporation's funds, investments, liquidity, market and interest rate risk, and the use of derivatives. In doing so, the committee's primary functions involve:

- The establishment of a process to enable the identification, assessment, and management of risks that could affect the Corporation's assets and liabilities management;

- The identification of the Corporation's risk tolerance levels for yield maximization relating to its assets and liabilities management;

- The evaluation of the adequacy, effectiveness, and compliance with the Corporation's risk management process relating to the Corporation's assets and liabilities management, including management's role in that process; and

- Oversight of the Corporation's liquidity position and liquidity stress testing.

Credit Committee

The Board of Directors has appointed the Credit Committee to assist the Board in its oversight of the Corporation's policies related to the Corporation's lending function, or credit management. The committee's primary responsibilities are to:

- Monitor the performance and quality of the Corporation's credit portfolio through the review of selected measures of credit quality and trends and such other information as it deems appropriate;

- Oversee the effectiveness and administration of credit-related policies through the review of such processes, reports and other information as it deems appropriate, including the loan-quality grading and examination process, internal and external audits and examinations of the Corporation's credit processes, the incidence of new problem assets, the frequency and reasons for credit policy exceptions, the loan review functions and the asset classification process;

- Review on an annual basis and recommend to the Board the lending authorities;

- Approve loans as required by the lending authorities approved by the Board; and

- Report to the Board regarding credit management.

Audit Committee

The Board of Directors has appointed the Audit Committee to assist the Board in fulfilling its responsibility to oversee management regarding:

- Oversight of the charter, strategic plan execution, annual internal audit plan execution, staffing, budget and organizational structure of the internal audit function;

- The conduct and integrity of the Corporation's financial reporting to any governmental or regulatory body, stockholders, other users of the Corporation's financial reports and the public;

- The Corporation's internal control over financial reporting and disclosure controls and procedures;

- The qualifications, engagement, compensation, independence, and performance of the Corporation's independent auditors, their conduct of the annual audit of the Corporation's financial statements, and their engagement to provide any other services;

- The application of the Corporation's related parties transaction policy as established by the Board;

- The application of the Corporation's code of business conduct and ethics as established by management and the Board;

- The preparation of the Audit Committee report required to be included in the proxy statement for the Corporation's annual stockholders' meeting by the rules of the SEC;

- The Corporation's legal, ethical compliance and fraud risk;

- Oversight responsibilities with respect to the Trust Department and its fiduciary responsibilities.

Corporate Governance and Nominating Committee

The Board of Directors has appointed the Corporate Governance and Nominating Committee to develop, review, and assess corporate governance principles. The Corporate Governance and Nominating Committee is responsible for director succession, orientation and compensation, identifying and recommending new director candidates, overseeing the evaluation of the Board and management, annually recommending to the Board the designation of a candidate to hold the position of the Chairman of the Board, and directing and overseeing the Corporation's executive succession plan. In addition, the Corporate Governance and Nominating Committee is responsible for overseeing the Corporation's sustainability and environmental, social, and governance ("ESG") policies.

Compensation and Benefits Committee

The Board of Directors has appointed the Compensation and Benefits Committee to oversee compensation policies and practices including the evaluation and recommendation to the Board of the proper and competitive salaries and incentive compensation programs of the executive officers and key employees of the Corporation.

Management Roles and Responsibilities

While the Board of Directors has the responsibility to oversee the risk governance program, management is responsible for implementing the necessary policies and procedures, and internal controls. To carry out these responsibilities, the Corporation has a clearly defined risk governance culture. To ensure that risk management is communicated at all levels of the Corporation, and each area understands its specific role, the Corporation has established several management level committees to support risk oversight, as follows:

Executive Risk Management Committee

The Executive Risk Management Committee is responsible for exercising oversight of information regarding the Corporation's enterprise risk management framework, including the significant policies, procedures, and practices employed to manage the identified risk categories (credit risk, operational risk, legal and regulatory risk, reputational risk, model risk, and capital risk). In carrying out its oversight responsibilities, each committee member is entitled to rely on the integrity and expertise of those people providing information to the committee and on the accuracy and completeness of such information, absent actual knowledge of an inaccuracy.

The Chief Executive Officer appoints the Executive Risk Management Committee and members of the Corporation's senior and executive management have the opportunity to share their insights about the types of risks that could impede the Corporation's ability to achieve its business objectives. The Chief Risk Officer of the Corporation directs the agenda for the meetings and serves as secretary of the committee and maintains the minutes on behalf of the committee. The General Auditor also participates in the committee as an observer.

The committee provides assistance and support to the Chief Risk Officer to promote effective risk management throughout the Corporation. The Chief Risk Officer reports to the Committee matters related to the enterprise risk management framework of the Corporation, including, but not limited to:

- The risk governance structure;
- The risk assessments and profile of the Corporation;
- The Corporation's risk appetite statement and risk tolerance;
- The risk management strategy and associated risk management initiatives and how both support the business strategy and business model of the Corporation; and
- The Corporate Incident Response Program

Other Management Committees

As part of its governance framework, the Corporation has various additional risk management-related committees. These committees are jointly responsible for ensuring adequate risk measurement and management in their respective areas of authority. At the management level, these committees include the Management's Investment and Asset Liability Committee (the "MIALCO"), Information Technology Steering Committee, Bank Secrecy Act Committee, Credit Committees (consisting of a Credit Management Committee and a Delinquency Committee), Vendor Management Committee, ESG Committee, Community Reinvestment Act Executive Committee, Anti-Fraud Committee, Regulatory Compliance Committee, Regulatory Reporting Committee, Complaints Management Committee, Project Portfolio Management Committee, Current Expected Credit Losses ("CECL") Committee, Capital Planning Committee, Business Continuity Committee, Emergency Committee, and Data Governance Council.

Officers

As part of its governance framework, the following officers play a key role in the Corporation's risk management process:

- The CEO is responsible for the overall risk governance structure of the Corporation. The CEO is ultimately responsible for business strategies, strategic objectives, risk management priorities, and policies.

- The General Auditor is responsible for leading the corporate internal audit function and reporting matters directly to the Audit Committee and administratively to the Legal Counsel.

- The Chief Operating Officer ("COO") manages the Corporation's operational framework, including information technology ("IT"), facilities, banking operations, corporate security, and enterprise architecture. The COO, together with the Chief Information Officer ("CIO"), jointly oversee the effective and efficient execution of the various technology initiatives to support the Corporation's growth and improve overall efficiency. The Chief Information Security Officer ("CISO"), who reports to the Security and Facilities Management Director, leads the Corporate Security Office ("CSO"), which manages the controls designed to identify, detect, protect against, respond to, and recover from physical and logical events, including cybersecurity threats and cybersecurity incidents, and is responsible for developing and implementing a CISP and reporting regularly to the Risk Committee. The COO together with the Chief Lending Officer manages and oversees the areas of Credit Risk and Credit Administration including the approval of loans and reporting to the Board regarding Credit Management activities as required by lending authorities. The COO jointly with the Chief Lending Officer, the Credit Risk Director, the Loan Review Manager and other Senior Executives are responsible for managing and executing the Corporation's credit risk program. The credit risk program aims to i) maintain the quality of the Corporation's credit portfolio, ii) review the trends affecting the portfolio, and iii) oversee the effectiveness and administration of credit-related policies.

- The Chief Financial Officer ("CFO"), together with the Corporation's Treasurer and the Asset and Liability Management ("ALM") Director, manage the Corporation's interest rate and market and liquidity risk programs, including the liquidity stress testing and policy limits. The CFO supervises Capital Planning and Capital Stress Testing. The CFO, jointly with the Chief Accounting Officer ("CAO") and the Corporate Controller, are responsible for the development and implementation of the Corporation's accounting policies and practices and the review and monitoring of critical accounts and transactions to ensure that they are reported in accordance with GAAP and the applicable regulatory requirements for financial and regulatory reporting purposes. The CFO, jointly with the CAO, are responsible for the management of the CECL/allowance quarterly financial assessment.

- The CRO, who reports to the CFO, is responsible for the oversight of the risk management of the Corporation as well as the risk governance processes. The CRO monitors key risks and manages the operational risk program. The CRO provides the leadership and strategy for the Corporation's risk management and monitoring activities and is responsible for the oversight of regulatory compliance, loan review, model risk, and operational risk management. The CRO reports regularly to the Risk Committee of the Board on risk management activities including risk assessments, risk tolerances, regulatory matters, and emerging risks. The CRO also supervises the Corporate Incident Response Program. The Internal Controls and Model Risk Director, IT Risk Director, Retail Quality Assurance Manager, Governance and Regulatory Affairs Director and Corporate Risk Managers assist the CRO in the monitoring of key risks and oversight of risk management practices. The CRO assists the CFO in the review and oversight of the Corporation's internal control over financial reporting and disclosure controls and procedures. The CRO reports functionally to the BOD Risk Committee and administratively to the CFO.

- The Corporate Strategic and Business Development Director is responsible for the development of the Corporation's strategic and business plan, by coordinating and collaborating with the executive team and all corporate groups involved with the strategic and business planning process.

- The Corporate Strategy and Investor Relations Division Director is responsible for managing communications with the investor community and sell-side research analysts and for coordinating and collaborating with the executive team and all corporate groups involved with the adequate execution of the strategic and business planning process.

- The Chief Consumer Officer and Corporate Chief of Staff is responsible for the oversight of the mortgage, unsecured consumer lending, auto, leasing, and insurance lines of business, as well as the oversight of the Corporation's human capital strategic plan. The Human Resources Director supports the Chief Consumer Officer and Corporate Chief of Staff in leading the human capital and talent management efforts.

- The Compliance Director is responsible for oversight of regulatory compliance. The Compliance Director implements an enterprise-wide compliance risk assessment, and monitors compliance with significant regulations. The Compliance Director is responsible for building awareness of and educating business units and subsidiaries on regulatory risks.

- The General Counsel is responsible for the oversight of legal risks, including matters such as contract structuring, litigation risk, and all legal-related aspects of the Corporation's business. The General Counsel is also responsible of managing and overseeing the Regulatory Compliance and Bank Secrecy Act ("BSA") business units. The Corporate Affairs Officer assists the General Counsel with various legal areas, including, but not limited to SEC reporting matters, insurance coverage and liability, and the Sustainability Program.

Effective June 30, 2026, Orlando Berges will retire from the Corporation, concluding his service as CFO. The Corporation has appointed Said Ortiz, currently serving as CAO, to succeed Mr. Berges as CFO, effective July 1, 2026. For additional information, please refer to our Current Report on Form 8-K, which was filed with the SEC on February 9, 2026.

Liquidity Risk and Capital Adequacy, Interest Rate Risk Management, Credit Risk Management, Operational Risk, Legal and Compliance Risk and Concentration Risk

The following discussion highlights First BanCorp.'s adopted policies and procedures for liquidity risk and capital adequacy, interest rate risk, credit risk, operational risk, legal and compliance risk, and concentration risk.

Liquidity Risk and Capital Adequacy

Liquidity risk involves the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet liquidity needs and accommodate fluctuations in asset and liability levels due to changes in the Corporation's business operations or unanticipated events.

The Corporation manages liquidity at two levels. The first is the liquidity of the parent company, or First BanCorp., which is the holding company that owns the banking and non-banking subsidiaries. The second is the liquidity of the banking subsidiary, FirstBank.

The Asset and Liability Committee of the Corporation's Board of Directors is responsible for overseeing management's establishment of the Corporation's liquidity policy, as well as approving operating and contingency procedures and monitoring liquidity on an ongoing basis. The Management's Investment and Asset Liability Committee ("MIALCO"), which reports to the Board's Asset and Liability Committee, uses measures of liquidity developed by management that involve the use of several assumptions to review the Corporation's liquidity position on a monthly basis. The MIALCO oversees liquidity management, interest rate risk, market risk, and other related matters.

The MIALCO is composed of senior management officers, including the CEO, the CFO, the CRO, the Treasurer, the Chief Consumer Officer and Corporate Chief of Staff, the Corporate Strategic and Business Development Director, the Treasury and Investments Risk Manager, the Financial Planning and Asset and Liability Management ("ALM") Director, and the COO. The Treasury and Investments Division is responsible for planning and executing the Corporation's funding activities and strategy, monitoring liquidity availability daily, and reviewing liquidity measures on a weekly basis. The Investments Accounting and Operations area of the Corporate Controller's Department is responsible for calculating the liquidity measurements used by the Treasury and Investment Division to review the Corporation's liquidity position on a weekly basis. The Financial Planning and ALM Division is responsible for operating the liquidity and interest rate risk models.

To ensure adequate liquidity through the full range of potential operating environments and market conditions, the Corporation conducts its liquidity management and business activities in a manner that is intended to preserve and enhance funding stability, flexibility, and diversity. Key components of this operating strategy include a strong focus on the continued development of customer-based funding, the maintenance of direct relationships with wholesale market funding providers, and the maintenance of the ability to liquidate certain assets when, and if, requirements warrant.

The Corporation develops and maintains contingency funding plans. These plans evaluate the Corporation's liquidity position under various operating circumstances and are designed to help ensure that the Corporation will be able to operate through periods of stress when access to normal sources of funds is constrained. The plans project funding requirements during a potential period of stress, specify and quantify sources of liquidity, outline actions and procedures for effectively managing liquidity through a period of stress, and define roles and responsibilities for the Corporation's employees. Under the contingency funding plans, the Corporation stresses the balance sheet and the liquidity position to critical levels that mimic difficulties in generating funds or even maintaining the current funding position of the Corporation and the Bank and are designed to help ensure the ability of the Corporation and the Bank to honor their respective commitments. The Corporation has established liquidity triggers that the MIALCO monitors in order to maintain the ordinary funding of the banking business. The MIALCO has developed contingency funding plans for the following three scenarios: a credit rating downgrade, an economic cycle downturn event, and a concentration event. The Board's Asset and Liability Committee reviews and approves these plans on an annual basis.

Liquidity Risk Management

The Corporation manages its liquidity in a proactive manner and in an effort to maintain a sound liquidity position. It uses multiple measures to monitor its liquidity position, including core liquidity, basic liquidity, and time-based reserve measures. Cash and cash equivalents amounted to $658.6 million as of December 31, 2025, compared to $1.2 billion as of December 31, 2024. When adding $1.9 billion of free high-quality liquid securities that could be liquidated or pledged within one day (which includes assets such as U.S. government and GSEs obligations), the total core liquidity amounted to $2.6 billion as of December 31, 2025, or 13.54% of total assets, compared to $2.4 billion, or 12.54% of total assets as of December 31, 2024.

In addition to the aforementioned $2.6 billion in cash and free high quality liquid assets, the Corporation had $1.1 billion available for credit with the FHLB based on the value of loan and securities collateral pledged with the FHLB. As such, the basic liquidity ratio (which adds such available secured lines of credit to the core liquidity) was approximately 19.39% of total assets as of December 31, 2025, compared to 17.27% of total assets as of December 31, 2024.

Further, the Corporation also maintains borrowing capacity at the FED Discount Window and had approximately $2.6 billion available for funding under the FED's Borrower-in-Custody ("BIC") Program as of each of December 31, 2025 and 2024 as an additional source of liquidity. Total loans pledged to the FED BIC Program amounted to $3.4 billion as of each of December 31, 2025 and December 31, 2024. The Corporation does not rely on uncommitted inter-bank lines of credit (federal funds lines) to fund its operations. In the aggregate, as of December 31, 2025, the Corporation had $6.3 billion available to meet liquidity needs, or 132% of estimated uninsured deposits, excluding fully collateralized government deposits, compared to $5.9 billion or 124%, respectively, as of December 31, 2024.

Liquidity at the Bank level is highly dependent on bank deposits, which fund 87.5% of the Bank's assets (or 84.4% excluding brokered CDs). In addition, as further discussed below, the Corporation maintains a diversified base of readily available wholesale funding sources, including advances from the FHLB through pledged borrowing capacity, securities sold under agreements to repurchase, and access to brokered CDs. Funding through wholesale funding may continue to increase the overall cost of funding for the Corporation and adversely affect the net interest margin.

Commitments to extend credit and standby letters of credit

As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval processes used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. There have been no significant or unexpected draws on existing commitments. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

(In thousands)	December 31, 2025	December 31, 2024
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 191,879	$ 283,302
Unused credit card lines	760,531	787,849
Unused personal lines of credit	34,932	37,140
Commercial lines of credit	1,146,541	1,053,938
Letters of credit:		
Commercial letters of credit	32,252	41,738
Standby letters of credit	21,430	24,635

The Corporation engages in the ordinary course of business in other financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different from the full contract or notional amount of the transaction and, thus, affect the Corporation's liquidity position. These transactions are designed to (i) meet the financial needs of customers, (ii) manage the Corporation's credit, market and liquidity risks, (iii) diversify the Corporation's funding sources, and (iv) optimize capital.

In addition to the aforementioned off-balance sheet debt obligations and unfunded commitments to extend credit, the Corporation has obligations and commitments to make future payments under contracts, amounting to approximately $4.5 billion as of December 31, 2025. Our material cash requirements comprise primarily of contractual obligations to make future payments related to time deposits, long-term borrowings, and operating lease obligations. We also have other contractual cash obligations related to certain binding agreements we have entered into for services including outsourcing of technology services, security, advertising and other services which are not material to our liquidity needs. We currently anticipate that our available funds, credit facilities, and cash flows from operations will be sufficient to meet our operational cash needs and support loan growth and capital plan execution for the foreseeable future.

Off-balance sheet transactions are continuously monitored to consider their potential impact to our liquidity position and changes are applied to the balance between sources and uses of funds, as deemed appropriate, to maintain a sound liquidity position.

Sources of Funding

The Corporation utilizes different sources of funding to help ensure that adequate levels of liquidity are available when needed. Diversification of funding sources is of great importance to protect the Corporation's liquidity from market disruptions. The principal sources of short-term funding are deposits, including brokered CDs. Additional funding is provided by securities sold under agreements to repurchase and lines of credit with the FHLB. In addition, the Corporation also maintains as additional sources borrowing capacity at the FED's BIC Program, as discussed above.

The Asset and Liability Committee reviews credit availability on a regular basis. The Corporation may also sell mortgage loans as a supplementary source of funding and obtain long-term funding through the issuance of notes and long-term brokered CDs.

While liquidity is an ongoing challenge for all financial institutions, management believes that the Corporation's available borrowing capacity and efforts to grow core deposits will be adequate to provide the necessary funding for the Corporation's business plans in the next 12 months and beyond.

The Corporation's principal sources of funding are discussed below:

Deposits

The following table presents the composition of total deposits as of the indicated dates:

| | As of December 31, | |
	2025	2024
(Dollars in thousands)		
Interest-bearing checking accounts	$ 3,512,649	$ 4,308,116
Interest-bearing saving accounts	3,452,192	3,530,382
Time deposits	4,155,886	3,485,262
Interest-bearing deposits (1)	11,120,727	11,323,760
Non-interest-bearing deposits	5,549,416	5,547,538
Total	$ 16,670,143	$ 16,871,298
Interest-bearing deposits:		
Average balance outstanding	$ 11,291,129	$ 11,194,046
Weighted average rate during the period on interest-bearing deposits	2.11%	2.26%
Non-interest-bearing deposits:		
Average balance outstanding	$ 5,389,187	$ 5,351,124

(1) The weighted-average interest rate on total interest-bearing deposits as of December 31, 2025 and 2024 was 2.07% and 2.18%, respectively.

Retail and commercial core deposits – The Corporation's deposit products include regular saving accounts, demand deposit accounts, money market accounts, and retail CDs. As of December 31, 2025 and 2024, the Corporation's core deposits, which exclude government deposits and brokered CDs, totaled $13.1 billion and $12.9 billion, respectively. The $193.3 million increase in such deposits was driven by increases of $277.1 million in the Puerto Rico region, partially offset by an $89.9 million decrease in the Florida region. This increase includes a $418.0 million increase in time deposits, and a $34.6 million increase in non-interest-bearing deposits, partially offset by a $259.3 million decrease in interest-bearing non-maturity deposits.

Government deposits (fully collateralized) – As of December 31, 2025, the Corporation had $2.5 billion of Puerto Rico public sector deposits ($2.3 billion in transactional accounts and $225.8 million in time deposits), compared to $3.1 billion as of December 31, 2024. Government deposits are insured by the FDIC up to the applicable limits and the uninsured portions are fully collateralized. Approximately 23% of the public sector deposits as of December 31, 2025 were from municipalities and municipal agencies in Puerto Rico and 77% were from public corporations, the central government and its agencies, and U.S. federal government agencies in Puerto Rico.

The uninsured portions of government deposits were collateralized by securities and loans with an amortized cost of $3.0 billion and $3.7 billion as of December 31, 2025 and 2024, respectively, and an estimated market value of $2.8 billion and $3.3 billion as of December 31, 2025 and 2024, respectively. In addition to securities and loans, as of December 31, 2025 and 2024, the Corporation used $225.0 million and $175.0 million, respectively, in letters of credit issued by the FHLB as pledges for a portion of public deposits in the Virgin Islands.

Estimate of Uninsured Deposits – As of December 31, 2025 and 2024, the estimated amounts of uninsured deposits totaled $7.5 billion and $8.1 billion, respectively, including government deposits, generally representing the portion of deposits that exceed the FDIC insurance limit of $250,000 and amounts in any other uninsured deposit account. As of December 31, 2025 and 2024, the uninsured portion of fully collateralized government deposits amounted to $2.7 billion and $3.3 billion, respectively. Excluding fully collateralized government deposits, the estimated amounts of uninsured deposits amounted to $4.8 billion, which represents 29.79% of total deposits (excluding brokered CDs), as of December 31, 2025, compared to $4.8 billion, or 29.36%, as of December 31, 2024.

The estimated amount of uninsured deposits is calculated based on the same methodologies and assumptions used for our bank regulatory reporting requirements adjusted for cash held by wholly-owned subsidiaries at the Bank.

The following table presents by contractual maturities the amount of U.S. time deposits in excess of FDIC insurance limits (over $250,000) and other time deposits that are otherwise uninsured as of December 31, 2025:

(In thousands)	3 months or less	3 months to 6 months	6 months to 1 year	Over 1 year	Total
U.S. time deposits in excess of FDIC insurance limits	$ 622,714	$ 162,414	$ 265,859	$ 188,645	$ 1,239,632
Other uninsured time deposits	$ 19,858	$ 15,429	$ 14,392	$ 4,029	$ 53,708

Brokered CDs – Total brokered CDs increased by $115.4 million to $593.6 million as of December 31, 2025, primarily in the Florida region. The increase reflects $371.8 million of new issuances with original average maturities of approximately 1.2 years and an all-in cost of 4.11%, partially offset by maturing brokered CDs amounting to $256.4 million with an all-in cost of 4.76% that were paid off during 2025.

The average remaining term to maturity of the brokered CDs outstanding as of December 31, 2025 was approximately 1.0 year.

The future use of brokered CDs will depend on multiple factors including excess liquidity at each of the regions, future cash needs and any tax implications. Also, depending on lending or other investment opportunities available, cash inflows from repayments of investment securities may be used as well to repay brokered CDs. Brokered CDs are insured by the FDIC up to regulatory limits and can be obtained faster than regular retail deposits.

The following table presents the remaining contractual maturities and weighted-average interest rates of brokered CDs as of December 31, 2025:

(In thousands)	Total	Weighted-average interest rate %
Three months or less	$ 119,459	4.30
Over three months to six months	92,153	4.17
Over six months to one year	182,339	3.97
Over one year to two years	141,187	3.85
Over two years to three years	33,097	4.38
Over three years to four years	9,848	4.05
Over four years to five years	5,950	4.63
Over five years	9,522	4.60
Total	$ 593,555	4.08

Refer to "Net Interest Income" above for information about average balances of interest-bearing deposits and the average interest rate paid on such deposits for the years ended December 31, 2025, 2024 and 2023.

Borrowings

As of December 31, 2025, total borrowings amounted to $290.0 million, compared to $561.7 million as of December 31, 2024.

Advances from the FHLB – The Bank is a member of the FHLB system and obtains advances to fund its operations under a collateral agreement with the FHLB that requires the Bank to maintain qualifying mortgages and/or investments as collateral for advances taken. As of December 31, 2025 and 2024, the outstanding balance of long-term fixed-rate FHLB advances was $290.0 million and $500.0 million, respectively. Of the $290.0 million in FHLB advances as of December 31, 2025, $190.0 million were pledged with investment securities and $100.0 million were pledged with mortgage loans. As of December 31, 2025, the Corporation had $1.1 billion available for additional credit on FHLB lines of credit based on collateral pledged at the FHLB of New York.

The following table presents the remaining contractual maturities and weighted-average interest rates of advances from the FHLB as of December 31, 2025:

(In thousands)		Total	Weighted-average interest rate %
Three months or less	$	90,000	4.49
Over one year to two years		200,000	4.25
Total (1)	$	290,000	4.32

(1) Average remaining term to maturity of 1.36 years.

Securities sold under agreements to repurchase – From time to time, the Corporation enters into repurchase agreements as an additional source of funding. As of each of December 31, 2025 and 2024, there were no outstanding repurchase agreements.

When the Corporation enters into repurchase agreements, as is the case with derivative contracts, the Corporation is required to pledge cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines due to changes in interest rates, a liquidity crisis or any other factor, the Corporation is required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity. Given the quality of the collateral pledged, the Corporation has not experienced margin calls from counterparties arising from credit-quality-related write-downs in valuations.

Trust-Preferred Securities – In 2004, FBP Statutory Trusts I and II, wholly-owned by the Corporation and not consolidated in the Corporation's financial statements, sold to institutional investors variable-rate TruPS and used the proceeds of these issuances, together with the proceeds of the purchases by the Corporation of variable rate common securities, to purchase junior subordinated deferrable debentures.

During the first half of 2025, the Corporation redeemed the remaining $61.7 million of outstanding TruPS as of December 31, 2024, which had been reported as part of "Long-term borrowings" in the Corporation's consolidated financial statements, at a contractual call price of 100%. Following the redemption of these TruPS, FBP Statutory Trusts I and II were liquidated by the Corporation. See Note 24 – "First BanCorp. (Holding Company Only) Financial Information" for additional information.

FED Discount Window – The Corporation participates in the BIC Program of the FED. Through the BIC Program, a broad range of loans may be pledged as collateral for borrowings through the FED Discount Window. As previously mentioned, as of December 31, 2025, the Corporation had approximately $2.6 billion fully available for funding under the FED's Discount Window based on collateral pledged at the FED.

Effect of Credit Ratings on Access to Liquidity

The Corporation's liquidity is contingent upon its ability to obtain deposits and other external sources of funding to finance its operations. The Corporation's current credit ratings and any downgrade in credit ratings can hinder the Corporation's access to new forms of external funding and/or cause external funding to be more expensive, which could, in turn, adversely affect its results of operations. Also, changes in credit ratings may further affect the fair value of unsecured derivatives whose value takes into account the Corporation's own credit risk.

The Corporation does not have any outstanding debt or derivative agreements that would be affected by credit rating downgrades. Furthermore, given the Corporation's non-reliance on corporate debt or other instruments directly linked in terms of pricing or volume to credit ratings, the liquidity of the Corporation has not been affected in any material way by downgrades. The Corporation's ability to access new non-deposit sources of funding, however, could be adversely affected by credit downgrades.

As of the date hereof, the Corporation's long-term issuer credit ratings are BB+ from Fitch and BBB from Kroll Bond Rating Agency ("KBRA"). As of the date hereof, FirstBank's long-term issuer credit ratings are BB+ from Fitch, which is one notch below the minimum BBB- level required to be considered investment grade, and BBB+ from KBRA, which is considered investment grade. The Corporation's credit ratings are dependent on a number of factors, both quantitative and qualitative, and are subject to change at any time. The disclosure of credit ratings is not a recommendation to buy, sell or hold the Corporation's securities. Each rating should be evaluated independently of any other rating.

Cash Flows

Cash and cash equivalents were $658.6 million as of December 31, 2025, a decrease of $500.8 million when compared to December 31, 2024. The following discussion highlights the major activities and transactions that affected the Corporation's cash flows during 2025 and 2024:

Cash Flows from Operating Activities

First BanCorp.'s operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes that cash flows from operations, available cash balances, and the Corporation's ability to generate cash through short and long-term borrowings will be sufficient to fund the Corporation's operating liquidity needs for the foreseeable future.

For the years ended December 31, 2025 and 2024, net cash provided by operating activities was $448.6 million and $404.2 million, respectively. Net cash generated from operating activities was higher than reported net income largely as a result of adjustments for non-cash items such as depreciation and amortization, and the provision for credit losses, as well as cash generated from sales and repayments of loans held for sale.

Cash Flows from Investing Activities

The Corporation's investing activities primarily relate to originating loans to be held for investment, as well as purchasing, selling, and repaying available-for-sale and held-to-maturity debt securities. For the year ended December 31, 2025, net cash used in investing activities was $170.4 million, primarily due to purchases of U.S. agencies MBS and debentures and U.S. Treasury securities, as well as net disbursements on loans held for investment, partially offset by maturities of U.S. agencies debentures and U.S. Treasury securities, principal repayments of U.S. agencies MBS and debentures, proceeds from sales of repossessed assets, and proceeds from the bulk sale of fully charged-off consumer loans and finance leases during the first quarter of 2025.

For the year ended December 31, 2024, net cash provided by investing activities was $136.2 million, primarily due to principal repayments of U.S. agencies MBS and debentures, and government bonds; proceeds from sales of repossessed assets; and proceeds from sales of loans, driven by the bulk sale of fully charged-off consumer loans and finance leases during the first quarter of 2024 and the sale of an $8.2 million nonaccrual C&I loan; partially offset by net disbursements on loans held for investment and purchases of U.S. agencies MBS during 2024.

Cash Flows from Financing Activities

The Corporation's financing activities primarily include the receipt of deposits and the issuance of brokered CDs, the issuance and/or repayment of long-term borrowings, the issuance of equity instruments, return of capital, and activities related to its short-term funding. For the year ended December 31, 2025, net cash used in financing activities was $779.0 million, mainly reflecting the repayments of long-term borrowings, consisting of $210.0 million in FHLB advances and the redemption of junior subordinated debentures, capital returned to stockholders, and a decrease in total deposits. See Note 24 – "First BanCorp. (Holding Company Only) Financial Information" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for additional information on the redemption of junior subordinated debentures.

For the year ended December 31, 2024, net cash used in financing activities was $44.1 million, mainly reflecting capital returned to stockholders and the redemption of junior subordinated debentures, partially offset by a net increase in deposits.

Capital

As of December 31, 2025, the Corporation's stockholders' equity was $2.0 billion, an increase of $297.6 million from December 31, 2024. The increase was driven by net income generated in 2025 and a $212.4 million increase in the fair value of available-for-sale debt securities due to changes in market interest rates recognized as part of accumulated other comprehensive loss in the consolidated statements of financial condition, partially offset by $150.0 million in common stock repurchases and $115.7 million, or $0.72 per common share, in common stock dividends declared in 2025.

On January 26, 2026, the Corporation's Board of Directors declared a quarterly cash dividend of $0.20 per common share, which represents an increase of $0.02 per common share, or an 11% increase, compared to its most recent quarterly dividend paid in December 12, 2025. The dividend is payable on March 13, 2026 to shareholders of record at the close of business on February 26, 2026. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing, and amount, remain subject to consideration and approval by the Corporation's Board of Directors at the relevant times.

On July 22, 2024, the Corporation announced that its Board of Directors had approved a repurchase program authorizing up to $250 million in repurchases, which could include common stock and/or junior subordinated debentures. Under this program, the Corporation repurchased approximately 7.1 million shares of common stock for a total cost of $138.3 million during 2025 and redeemed $111.7 million of junior subordinated debentures, of which $61.7 million were redeemed during 2025. These transactions completed the $250 million repurchase program.

Furthermore, on October 22, 2025, the Corporation announced that its Board of Directors approved a new stock repurchase program authorizing up to $200 million of its outstanding common stock, which it expects to execute through the end of the fourth quarter of 2026. Under this program, the Corporation repurchased approximately 0.6 million shares of common stock for a total cost of $11.7 million during 2025. For more information, see Part II, Item 5, "Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities," of this Form 10-K.

From January 1, 2026 to February 20, 2026, the Corporation repurchased approximately 0.1 million shares of common stock for a total cost of $1.1 million. Therefore, the Corporation has remaining authorization of approximately $187.2 million as of February 20, 2026.

The tangible common equity ratio and tangible book value per common share are non-GAAP financial measures generally used by the financial community to evaluate capital adequacy. Tangible common equity is total common equity less goodwill and other intangible assets. Tangible assets are total assets less the previously mentioned intangible assets. See "Non-GAAP Financial Measures and Reconciliations" above for additional information.

The following table is a reconciliation of the Corporation's tangible common equity and tangible assets, non-GAAP financial measures, to total equity and total assets, respectively, as of the indicated dates:

	December 31, 2025	December 31, 2024
(In thousands, except ratios and per share information)		
Total common equity - GAAP	$ 1,966,865	$ 1,669,236
Goodwill	(38,611)	(38,611)
Other intangible assets	(3,458)	(6,967)
Tangible common equity - non-GAAP	$ 1,924,796	$ 1,623,658
Total assets - GAAP	$ 19,132,892	$ 19,292,921
Goodwill	(38,611)	(38,611)
Other intangible assets	(3,458)	(6,967)
Tangible assets - non-GAAP	$ 19,090,823	$ 19,247,343
Common shares outstanding	156,619	163,869
Tangible common equity ratio - non-GAAP	10.08%	8.44%
Tangible book value per common share - non-GAAP	$ 12.29	$ 9.91

See Note 23 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for the regulatory capital positions of the Corporation and FirstBank as of December 31, 2025 and 2024, respectively.

The Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2025, 2024 and 2023, the Corporation transferred $32.3 million, $30.6 million and $31.1 million, respectively, to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $262.5 million as of December 31, 2025 and $230.2 million as of December 31, 2024.

Capital risk is the risk that our capital is insufficient to support our business activities under normal or stressed market conditions or we face capital reductions or risk-weighted assets increases, including from new or revised rules or changes in interpretations of existing rules, and are therefore unable to meet our internal capital targets or external regulatory capital requirements. To mitigate this risk, we maintain a comprehensive capital management framework that defines objectives, establishes guidelines, and incorporates stress testing to ensure adequate capitalization even under stressed conditions. Governance of capital planning is overseen by the Capital Planning Committee, chaired by the CEO and including the CFO, CRO, and the Corporate Strategy and Investor Relations Officer. In addition, committees and members of senior management are responsible for the ongoing monitoring of our capital adequacy and evaluating current and future regulatory capital requirements, reviewing the results of our capital planning and stress tests processes and the results of our capital models, and reviewing our contingency funding and capital plan and key capital adequacy metrics, including regulatory capital ratios.

Interest Rate Risk Management

First BanCorp. manages its asset/liability position to limit the effects of changes in interest rates on net interest income and to maintain stability of profitability under varying interest rate scenarios. The MIALCO oversees interest rate risk and monitors, among other things, current and expected conditions in global financial markets, competition and prevailing rates in the local deposit market, liquidity, loan originations pipeline, securities market values, recent or proposed changes to the investment portfolio, alternative funding sources and related costs, hedging and the possible purchase of derivatives such as swaps and caps, and any tax or regulatory issues which may be pertinent to these areas. The MIALCO approves funding decisions in light of the Corporation's overall strategies and objectives.

On at least a quarterly basis, the Corporation performs a consolidated net interest income simulation analysis to estimate the potential change in future earnings from projected changes in interest rates. These simulations are carried out over a one-to-five-year time horizon. The rate scenarios considered in these simulations reflect gradual upward or downward interest rate movements in the yield curve, for gradual (ramp) parallel shifts in the yield curve of 200 and 300 bps during a twelve-month period, or immediate upward or downward changes in interest rate movements of 200 bps, for interest rate shock scenarios. The Corporation carries out the simulations in two ways:

(1) Using a static balance sheet, as the Corporation had on the simulation date, and
(2) Using a dynamic balance sheet based on recent patterns and current strategies.

The balance sheet is divided into groups of assets and liabilities by maturity or repricing structure and their corresponding interest yields and costs. As interest rates rise or fall, these simulations incorporate expected future lending rates, current and expected future funding sources and costs, the possible exercise of options, changes in prepayment rates, deposit decay and other factors, which may be important in projecting net interest income.

The Corporation uses a simulation model to project future movements in the Corporation's balance sheet and income statement. The starting point of the projections corresponds to the actual values on the balance sheet on the simulation date. These simulations are highly complex and are based on many assumptions that are intended to reflect the general behavior of the balance sheet components over the modeled periods. It is unlikely that actual events will match these assumptions in all cases. For this reason, the results of these forward-looking computations are only approximations of the sensitivity of net interest income to changes in market interest rates. Several benchmark and market rate curves were used in the modeling process, primarily, SOFR curve, Prime Rate, U.S. Treasury yield curve, FHLB rates, and brokered CDs rates.

As of December 31, 2025, the Corporation forecasted the 12-month net interest income assuming December 31, 2025 interest rate curves remain constant. Then, net interest income was estimated under rising and falling rates scenarios. For the rising rate scenario, a gradual (ramp) and immediate (shock) parallel upward shift of the yield curve is assumed during the first twelve months (the "+300 ramp", "+200 ramp" and "+200 shock" scenarios). Conversely, for the falling rate scenario, a gradual (ramp) and immediate (shock) parallel downward shift of the yield curve is assumed during the first twelve months (the "-300 ramp", "-200 ramp" and "-200 shock" scenarios).

The SOFR curve for December 31, 2025, as compared with December 31, 2024, reflects a decrease of 69 bps on average in the short-term sector of the curve, or between one to twelve months; a decrease of 68 bps in the medium-term sector of the curve, or between 2 to 5 years; and a decrease of 23 bps in the long-term sector of the curve, or over 5-year maturities. A similar change in market rates was observed in the Constant Maturity Treasury yield curve with a decrease of 67 bps in the short-term sector of the curve, a decrease of 72 bps in the medium-term sector of the curve, and a decrease of 14 bps in the long-term sector of the curve.

The following table presents the results of the static simulations as of December 31, 2025 and 2024. Consistent with prior years, these exclude non-cash changes in the fair value of derivatives:

	Net Interest Income Risk (% Change Projected for the next 12 months)	
	December 31, 2025	December 31, 2024
Gradual Change in Interest Rates:		
+ 300 bps ramp	3.73%	3.05%
+ 200 bps ramp	2.52%	2.04%
- 300 bps ramp	-5.31%	-4.79%
- 200 bps ramp	-3.49%	-3.15%
Immediate Change in Interest Rates:		
+ 200 bps shock	4.44%	3.51%
- 200 bps shock	-8.47%	-7.17%

The Corporation continues to manage its balance sheet structure to control and limit the overall interest rate risk by managing its asset composition while maintaining a sound liquidity position. See "Risk Management – Liquidity Risk Management" above for liquidity ratios.

As of December 31, 2025 and 2024, the net interest income simulations show that the Corporation continues to have an asset sensitive position for the next twelve months under a static balance sheet simulation.

Under gradual rising and falling rate scenarios, the net interest income simulation reflects increased rate sensitivity compared to December 31, 2024. There was a lower sensitivity in the liabilities side primarily driven by lower balances in government non-maturity deposits, which are market linked. Additionally, there was a slightly higher sensitivity in the assets side due to earlier scheduled maturities of U.S. government and agencies obligations which were reinvested in short-term U.S. Treasury securities and MBS, coupled with growth in the C&I loan portfolio, offset by a lower interest-bearing cash position.

Under the static simulation, the Corporation assumes that maturing instruments are replaced with similar instruments at the repricing rate upon maturity. The Corporation's results may vary significantly from the ones presented above under alternative balance sheet compositions, such as a dynamic balance sheet scenario which, for example, would assume that cash flows from the investment securities portfolio and loan repayments could be redeployed into higher yielding alternatives.

Credit Risk Management

First BanCorp. is subject to credit risk mainly with respect to its portfolio of loans receivable and off-balance-sheet instruments, principally loan commitments. Loans receivable represents loans that First BanCorp. holds for investment and, therefore, First BanCorp. is at risk for the term of the loan. Loan commitments represent commitments to extend credit, subject to specific conditions, for specific amounts and maturities. These commitments may expose the Corporation to credit risk and are subject to the same review and approval process as for loans made by the Bank. See "Risk Management – Liquidity Risk" above for further details. The Corporation manages its credit risk through its credit policy, underwriting, monitoring of loan concentrations and related credit quality, counterparty credit risk, economic and market conditions, and legislative or regulatory mandates. The Corporation also performs independent loan review and quality control procedures, statistical analysis, comprehensive financial analysis, established management committees, and employs proactive collection and loss mitigation efforts. Furthermore, personnel performing structured loan workout functions are responsible for mitigating defaults and minimizing losses upon default within each region and for each business segment. In the case of the C&I, commercial mortgage and construction loan portfolios, the Special Asset Group ("SAG") focuses on strategies for the accelerated reduction of non-performing assets through note sales, short sales, loss mitigation programs, and sales of OREO. In addition to the management of the resolution process for problem loans, the SAG oversees collection efforts for all loans to prevent migration to the nonaccrual and/or adversely classified status. The SAG utilizes relationship officers, collection specialists and attorneys.

The Corporation may also have risk of default in the securities portfolio. The securities held by the Corporation are principally fixed-rate U.S. agencies MBS and U.S. Treasury and agencies securities. Thus, a substantial portion of these instruments is backed by mortgages, a guarantee of a U.S. GSE or the full faith and credit of the U.S. government.

Management, consisting of the Corporation's Chief Risk Officer, Commercial Credit Risk Officer, Retail Credit Risk Officer, Chief Credit Officer, and other senior executives, has the primary responsibility for setting strategies to achieve the Corporation's credit risk goals and objectives. Management has documented these goals and objectives in the Corporation's Credit Policy.

Allowance for Credit Losses and Non-Performing Assets

Allowance for Credit Losses for Loans and Finance Leases

The ACL for loans and finance leases represents the estimate of the level of reserves appropriate to absorb expected credit losses over the estimated life of the loans. The amount of the allowance is determined using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Such factors are subject to regular review and may change to reflect updated performance trends and expectations. The process includes judgments and quantitative elements that may be subject to significant change. Further, the Corporation periodically considers the need for qualitative reserves to the ACL. Qualitative adjustments may be related to and include, but are not limited to, factors such as the following: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality; and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others. The ACL for loans and finance leases is reviewed at least on a quarterly basis as part of the Corporation's continued evaluation of its asset quality.

The Corporation generally applies probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. The scenarios that are chosen each quarter and the weighting given to each scenario for the different loan portfolio categories depend on a variety of factors including recent economic events, leading national and regional economic indicators, and industry trends. However, as of December 31, 2025 and December 31, 2024, the Corporation applied 100% probability to the baseline scenario for the commercial mortgage and construction loan portfolios since certain macroeconomic variables associated with commercial real estate property performance and the CRE price index, particularly in the Puerto Rico region, are expected to continue to perform in a more favorable manner than the alternative downside economic scenario. The economic scenarios used in the ACL determination contained assumptions related to economic uncertainties associated with geopolitical instability, the CRE price index, unemployment rate, inflation levels, and expected future interest rate adjustments in the Federal Reserve Board's funds rate.

As of December 31, 2025, the Corporation's ACL model considered the following assumptions for key economic variables in the probability-weighted economic scenarios:

- CRE price index at the national level with an average projected contraction of 1.32% and 1.72% for the year 2026 and for the year 2027, respectively, compared to an average projected appreciation of 4.42% and 6.96% for the year 2026 and for the year 2027, respectively, as of December 31, 2024.

- Regional House Price Index forecast in Puerto Rico (purchase only prices) is expected to increase by 2.72% for the next two years as of December 31, 2025, compared to an increase of 2.13% for the first two years of the projection as of December 31, 2024. For the Florida region, the House Price Index forecast as of December 31, 2025 and 2024 was projected to decrease by 0.23% and 1.72%, respectively, for the first two years of the projection.

- Average regional unemployment rate in Puerto Rico is forecasted at 6.38% for the year 2026 and 6.42% for the year 2027, compared to 6.21% for the year 2026 and 5.94% for the year 2027 as of December 31, 2024. For the Florida region and the U.S. mainland, average unemployment rate is forecasted at 4.93% and 5.36%, respectively, for the year 2026, and 4.71% and 5.18%, respectively, for the year 2027, compared to 4.15% and 4.60%, respectively, for the year 2026, and 3.52% and 3.99%, respectively, for the year 2027, as of December 31, 2024.

- Annualized change in GDP in the U.S. mainland of 1.31% for the year 2026 and 1.63% for the year 2027, compared to 1.91% for the year 2026 and 2.40% for the year 2027, as of December 31, 2024.

It is difficult to estimate how potential changes in one factor or input might affect the overall ACL because management considers a wide variety of factors and inputs in estimating the ACL. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and inputs may be directionally inconsistent, such that improvement in one factor or input may offset deterioration in others. However, to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts as of December 31, 2025, management compared the modeled estimates under the probability-weighted economic scenarios against a more adverse scenario. Such scenario incorporates an additional adverse scenario and decreases the weight applied to the baseline scenario. Under this more adverse scenario, as an example, average unemployment rate for the Puerto Rico region increases to 6.75% for the year 2026, compared to 6.38% for the same period on the probability-weighted economic scenario projections.

To demonstrate the sensitivity to key economic parameters used in the calculation of the ACL at December 31, 2025, management calculated the difference between the quantitative ACL and this more adverse scenario. Excluding consideration of qualitative adjustments, this sensitivity analysis would result in a hypothetical increase in the ACL of approximately $43 million at December 31, 2025. This analysis relates only to the modeled credit loss estimates and is not intended to estimate changes in the overall ACL as it does not reflect any potential changes in other adjustments to the qualitative calculation, which would also be influenced by the judgment management applies to the modeled lifetime loss estimates to reflect the uncertainty and imprecision of these estimates based on current circumstances and conditions. Recognizing that forecasts of macroeconomic conditions are inherently uncertain, particularly in light of recent economic conditions and challenges, which continue to evolve, management believes that its process to consider the available information and associated risks and uncertainties is appropriately governed and that its estimates of expected credit losses were reasonable and appropriate for the period ended December 31, 2025.

As of December 31, 2025, the ACL for loans and finance leases was $249.0 million, an increase of $5.1 million, from $243.9 million as of December 31, 2024. The increase was mainly related to the ACL for C&I loans, which increased by $8.3 million, mainly due to loan growth, partially offset by improved financial performance of certain commercial borrowers. Also, the ACL for residential mortgage loans increased by $0.4 million driven by loan growth, partially offset by improvements in macroeconomic variables, such as the unemployment rate and the House Price Index, and updated historical loss experience used for determining the ACL estimate resulting in a downward revision of estimated loss severities and lower required reserve levels.

Meanwhile, the ACL for consumer loans decreased by $6.9 million, driven by improvements in macroeconomic variables, mainly in the projection of the unemployment rate, and reductions in the unsecured loan portfolio volumes, partially offset by updated historical loss experience used for determining the ACL estimate in the unsecured loan portfolio.

The ratio of the ACL for loans and finance leases to total loans held for investment decreased to 1.90% as of December 31, 2025, compared to 1.91% as of December 31, 2024. An explanation for the change for each portfolio follows:

- The ACL to total loans ratio for the residential mortgage loan portfolio decreased from 1.44% as of December 31, 2024 to 1.41% as of December 31, 2025, driven by improvements in macroeconomic variables and updated historical loss experience.

- The ACL to total loans ratio for the construction loan portfolio increased from 1.67% as of December 31, 2024 to 2.14% as of December 31, 2025, driven by the aforementioned deterioration in the economic outlook of commercial real estate property performance and the inflow to nonaccrual status of a $4.3 million loan in the Puerto Rico region which triggered an additional ACL of $0.4 million based on the collateral value.

- The ACL to total loans ratio for the commercial mortgage loan portfolio increased from 0.87% as of December 31, 2024 to 0.93% as of December 31, 2025, driven by the aforementioned deterioration in the commercial real estate property performance and the forecasted CRE price index, and updated historical prepayment experience, partially offset by improved financial performance of certain commercial borrowers.

- The ACL to total loans ratio for the C&I loan portfolio increased from 0.98% as of December 31, 2024 to 1.12% as of December 31, 2025, driven by the impact of renewals and refinancings.

- The ACL to total loans ratio for the consumer loan portfolio decreased from 3.83% as of December 31, 2024 to 3.70% as of December 31, 2025, mainly due to the aforementioned improvements in macroeconomic variables and a change in asset mix due to the reduction in the unsecured loan portfolio, partially offset by updated historical loss experience.

The ratio of the total ACL for loans and finance leases to nonaccrual loans held for investment was 269.05% as of December 31, 2025, compared to 278.90% as of December 31, 2024.

See "Results of Operations - Provision for Credit Losses" above and Note 4 – "Allowance for Credit Losses for Loans and Finance Leases" above for additional information.

	Year Ended December 31,		
	2025	2024	2023
(Dollars in thousands)			
ACL for loans and finance leases, beginning of period	$ 243,942	$ 261,843	260,464
Impact of adoption of ASU 2022-02	-	-	2,116
Provision for credit losses - (benefit) expense:			
Residential mortgage	233	(16,225)	(6,866)
Construction	1,494	(1,912)	1,408
Commercial mortgage	1,230	(10,717)	(2,086)
C&I	7,667	(4,749)	6,372
Consumer loans and finance leases	75,282	96,464	67,816
Total provision for credit losses - expense	85,906	62,861	66,644
Charge-offs:			
Residential mortgage	(1,131)	(1,971)	(3,245)
Construction	-	-	(62)
Commercial mortgage	(92)	-	(1,133)
C&I	(499)	(2,956)	(6,936)
Consumer loans and finance leases	(102,197)	(108,901)	(76,726)
Total charge offs	(103,919)	(113,828)	(88,102)
Recoveries:			
Residential mortgage	1,315	1,453	2,692
Construction	354	131	1,951
Commercial mortgage	247	533	786
C&I	1,214	6,743	841
Consumer loans and finance leases (1)	19,978	24,206	14,451
Total recoveries	23,108	33,066	20,721
Net charge-offs	(80,811)	(80,762)	(67,381)
ACL for loans and finance leases, end of period	$ 249,037	$ 243,942	261,843
ACL for loans and finance leases to period-end total loans held for investment	1.90%	1.91%	2.15%
Net charge-offs to average loans outstanding during the period (2)	0.63%	0.65%	0.58%
Provision for credit losses - expense for loans and finance leases to net charge-offs during the period	1.06x	0.78x	0.99x

(1) For the years ended December 31, 2025 and 2024, includes recoveries totaling $2.4 million and $10.0 million, respectively, associated with the bulk sales of fully charged-off consumer loans and finance leases.
(2) The recoveries associated with the aforementioned bulk sales reduced the ratio of total net charge-offs to related average loans by 2 bps and 9 bps for the years ended December 31, 2025 and 2024, respectively.

The following tables set forth information concerning the composition of the Corporation's loan portfolio and related ACL by loan category, and the percentage of loan balances in each category to the total of such loans as of the indicated dates:

As of December 31, 2025

(Dollars in thousands)	Residential Mortgage Loans		Construction Loans		Commercial Mortgage Loans		C&I Loans		Consumer Loans and Finance Leases		Total	
Total loans held for investment:												
Amortized cost of loans	$	2,908,302	$	265,568	$	2,554,252	$	3,688,358	$	3,708,876	$	13,125,356
Percent of loans in each category to total loans	22	%	2	%	19	%	28	%	29	%	100	%
Allowance for credit losses	$	41,071	$	5,672	$	23,832	$	41,416	$	137,046	$	249,037
Allowance for credit losses to amortized cost	1.41	%	2.14	%	0.93	%	1.12	%	3.70	%	1.90	%

As of December 31, 2024

(Dollars in thousands)	Residential Mortgage Loans		Construction Loans		Commercial Mortgage Loans		C&I Loans		Consumer Loans and Finance Leases		Total	
Total loans held for investment:												
Amortized cost of loans	$	2,828,431	$	228,396	$	2,565,984	$	3,366,038	$	3,757,707	$	12,746,556
Percent of loans in each category to total loans	22 %		2 %		20 %		26 %		30 %		100 %	
Allowance for credit losses	$	40,654	$	3,824	$	22,447	$	33,034	$	143,983	$	243,942
Allowance for credit losses to amortized cost	1.44 %		1.67 %		0.87 %		0.98 %		3.83 %		1.91 %	

Allowance for Credit Losses for Unfunded Loan Commitments

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk as a result of a contractual obligation to extend credit, such as pursuant to unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. The ACL for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. As of December 31, 2025, the ACL for off-balance sheet credit exposures decreased by $0.1 million to $3.0 million, when compared to December 31, 2024.

Allowance for Credit Losses for Debt Securities

As of December 31, 2025, the ACL for debt securities was $1.5 million, of which $0.7 million was related to Puerto Rico municipal bonds classified as held-to-maturity, compared to $1.3 million and $0.8 million, respectively, as of December 31, 2024.

Nonaccrual Loans and Non-Performing Assets

Total non-performing assets consist of nonaccrual loans (generally loans held for investment or loans held for sale for which the recognition of interest income was discontinued when the loan became 90 days past due or earlier if the full and timely collection of interest or principal is uncertain), foreclosed real estate and other repossessed properties (generally repossessed automobiles), and non-performing investment securities, if any. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for information on the policies followed by the Corporation to classify loans in nonaccrual status or 90 days and still accruing.

The following table shows non-performing assets by geographic segment as of the indicated dates:

(In thousands)		December 31, 2025		December 31, 2024
Puerto Rico:				
Nonaccrual loans held for investment:				
Residential mortgage	$	12,637	$	16,854
Construction		4,581		403
Commercial mortgage		1,913		2,716
C&I		27,211		19,595
Consumer loans and finance leases		20,891		22,538
Total nonaccrual loans held for investment		67,233		62,106
OREO		6,661		13,691
Other repossessed property		12,216		11,637
Other assets [1]		1,620		1,620
Total non-performing assets	$	87,730	$	89,054
Past due loans 90 days and still accruing	$	30,643	$	39,307
Virgin Islands:				
Nonaccrual loans held for investment:				
Residential mortgage	$	5,407	$	6,555
Construction		955		962
Commercial mortgage		6,469		8,135
C&I		644		919
Consumer loans		529		205
Total nonaccrual loans held for investment		14,004		16,776
OREO [2]		861		3,615
Other repossessed property		173		219
Total non-performing assets	$	15,038	$	20,610
Past due loans 90 days and still accruing	$	1,270	$	3,083
United States:				
Nonaccrual loans held for investment:				
Residential mortgage	$	11,125	$	8,540
C&I		187		-
Consumer loans		14		45
Total nonaccrual loans held for investment		11,326		8,585
Other repossessed property		-		3
Total non-performing assets	$	11,326	$	8,588
Total:				
Nonaccrual loans held for investment:				
Residential mortgage	$	29,169	$	31,949
Construction		5,536		1,365
Commercial mortgage		8,382		10,851
C&I		28,042		20,514
Consumer loans and finance leases		21,434		22,788
Total nonaccrual loans held for investment		92,563		87,467
OREO		7,522		17,306
Other repossessed property		12,389		11,859
Other assets [1]		1,620		1,620
Total non-performing assets	$	114,094	$	118,252
Past due loans 90 days and still accruing [3] [4] [5] [6]	$	31,913	$	42,390
Non-performing assets to total assets		0.60%		0.61%
Nonaccrual loans held for investment to total loans held for investment		0.71%		0.69%
ACL for loans and finance leases	$	249,037	$	243,942
ACL for loans and finance leases to total nonaccrual loans held for investment		269.05%		278.90%
ACL for loans and finance leases to total nonaccrual loans held for investment, excluding residential real estate loans		392.84%		439.39%

(1) Residential pass-through MBS issued by the PRHFA held as part of the available-for-sale debt securities portfolio.
(2) During 2025, the Corporation recorded the aforementioned $2.8 million valuation adjustment in connection with an ongoing litigation involving a commercial OREO property in the Virgin Islands region. See Note 23 - "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for further details.
(3) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation made the accounting policy election to treat each pool as a single asset, both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more amounted to $4.8 million and $6.2 million as of December 31, 2025 and 2024, respectively.
(4) Includes FHA/VA government-guaranteed residential mortgage loans as loans past due 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15 months delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $4.1 million and $8.0 million of FHA government guaranteed residential mortgage loans that were over 15 months delinquent as of December 31, 2025 and 2024, respectively.
(5) These includes rebooked loans, which were previously pooled into GNMA securities, amounting to $6.7 million and $5.7 million as of December 31, 2025 and 2024, respectively. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, the loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.
(6) Includes credit cards that continue accruing interest until charged-off at 180 days delinquent.

Total non-performing assets decreased by $4.2 million to $114.1 million as of December 31, 2025, compared to $118.3 million as of December 31, 2024. The decrease in non-performing assets was driven by a $9.8 million decrease in the OREO portfolio balance, mainly attributable to the sales of residential OREO properties in the Puerto Rico region and the aforementioned $2.8 million valuation adjustment recorded in a commercial OREO property in the Virgin Islands region; and a $2.8 million decrease in nonaccrual residential mortgage loans; partially offset by a $9.2 million increase in nonaccrual commercial and construction loans, driven by the inflows of a $10.0 million C&I loan in the Puerto Rico region in the telecommunications industry, a $4.3 million construction loan in the Puerto Rico region in the hospitality industry, and a $1.9 million C&I loan in the Puerto Rico region in the dairy farm industry, partially offset by a $3.1 million payoff of a C&I loan in the Puerto Rico region in the food retail industry.

The following tables present the activity of commercial and construction nonaccrual loans held for investment for the indicated periods:

(In thousands)	Construction		Commercial Mortgage		C&I		Total	
Year Ended December 31, 2025								
Beginning balance	$	1,365	$	10,851	$	20,514	$	32,730
Plus:								
Additions to nonaccrual		4,371 [1]		13,540 [1]		13,849 [1]		31,760
Less:								
Loans returned to accrual status		(118)		(1,579)		(393)		(2,090)
Nonaccrual loans transferred to OREO		-		(54)		(286)		(340)
Nonaccrual loans charge-offs		-		(92)		(346)		(438)
Loan collections		(82)		(14,284) [2]		(5,296)		(19,662)
Ending balance	$	5,536	$	8,382	$	28,042	$	41,960

[1] Include inflows to nonaccrual status of a $12.6 million commercial mortgage loan in the Florida region, two C&I loans in the Puerto Rico region totaling $11.9 million, and a $4.3 million construction loan in the Puerto Rico region.

[2] Mostly related to the aforementioned inflow during the first quarter of 2025 of a commercial mortgage loan in the Florida region, which was subsequently paid off during the fourth quarter of 2025.

(In thousands)	Construction		Commercial Mortgage		C&I		Total	
Year Ended December 31, 2024								
Beginning balance	$	1,569	$	12,205	$	15,250	$	29,024
Plus:								
Additions to nonaccrual		3,300 [1]		151		28,064 [1]		31,515
Less:								
Loans returned to accrual status		(35)		(209)		(9,495) [2]		(9,739)
Nonaccrual loans transferred to OREO		(48)		-		(1,008)		(1,056)
Nonaccrual loans charge-offs		-		-		(2,742)		(2,742)
Loan collections		(288)		(1,296)		(4,488)		(6,072)
Reclassification		(3,133)		-		3,133		-
Nonaccrual loans sold, net of charge-offs		-		-		(8,200)		(8,200)
Ending balance	$	1,365	$	10,851	$	20,514	$	32,730

[1] Include inflows to nonaccrual status of a $10.5 million participated C&I loan in the Florida region in the power generation industry and a $16.5 million commercial relationship in the Puerto Rico region in the food retail industry.

[2] Mainly related to the restoration to accrual status of the aforementioned participated C&I loan in the Florida region associated with the power generation industry that entered in nonaccrual status during the first quarter of 2024.

The following table presents the activity of residential nonaccrual loans held for investment for the indicated periods:

| | Year Ended December 31, | |
	2025	2024
(In thousands)		
Beginning balance	$ 31,949	$ 32,239
Plus:		
Additions to nonaccrual	16,867	16,880
Less:		
Loans returned to accrual status	(12,579)	(9,553)
Nonaccrual loans transferred to OREO	(1,224)	(1,935)
Nonaccrual loans charge-offs	(65)	(376)
Loan collections	(5,779)	(5,306)
Ending balance	$ 29,169	$ 31,949

The amount of nonaccrual consumer loans, including finance leases, decreased by $1.4 million to $21.4 million as of December 31, 2025, mainly related to a decrease in auto loans, finance leases, and personal loans. The inflows of nonaccrual consumer loans during the year ended December 31, 2025 amounted to $107.6 million, compared to inflows of $118.2 million for the same period in 2024.

As of December 31, 2025, approximately $32.0 million, or 35%, of the loans placed in nonaccrual status, mainly commercial and residential mortgage loans, were current, or had delinquencies of less than 90 days in their interest payments. Collections on nonaccrual loans are being recorded on a cash basis through earnings, or on a cost-recovery basis, as conditions warrant.

During the year ended December 31, 2025, interest income of approximately $1.4 million related to nonaccrual commercial and construction loans with a carrying value of $29.8 million as of December 31, 2025 was applied against the related principal balances under the cost-recovery method.

Total loans in early delinquency (*i.e.*, 30-89 days past due loans, as defined in regulatory reporting instructions) amounted to $145.0 million as of December 31, 2025, a decrease of $8.0 million, compared to $153.0 million as of December 31, 2024, mainly due to a $5.9 million decrease in consumer loans, mainly in finance leases, personal loans, and credit cards; and a $4.6 million decrease in residential mortgage loans; partially offset by a $2.5 million increase in commercial and construction loans.

In addition, the Corporation provides homeownership preservation assistance to its customers through a loss mitigation program. Depending upon the nature of a borrower's financial condition, restructurings or loan modifications through this program are provided, as well as other modifications of individual C&I, commercial mortgage, construction, and residential mortgage loans. For the year ended December 31, 2025, loans modified to borrowers experiencing financial difficulty had an amortized cost basis of $42.3 million, which included $30.2 million related to a commercial mortgage loan in the Puerto Rico region that had been previously modified during 2023 and reported as a financial difficulty modification; compared to $146.4 million for the same period in 2024, which included $108.7 million related to a commercial mortgage relationship in the Puerto Rico region that had been previously reported as a troubled debt restructuring under ASC 310-40. See Note 3 – "Loans Held for Investment" for additional information and statistics about the Corporation's modified loans.

The following tables show the composition of the OREO portfolio as of December 31, 2025 and 2024, as well as the activity of the OREO portfolio by geographic area during the year ended December 31, 2025:

OREO Composition by Region

(In thousands)	As of December 31, 2025			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Residential	$ 5,663	$ 861	$ -	$ 6,524
Construction	386	-	-	386
Commercial	612	- [1]	-	612
	$ 6,661	$ 861	$ -	$ 7,522

(In thousands)	As of December 31, 2024			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Residential	$ 12,092	$ 805	$ -	$ 12,897
Construction	522	-	-	522
Commercial	1,077	2,810 [1]	-	3,887
	$ 13,691	$ 3,615	$ -	$ 17,306

OREO Activity by Region

(In thousands)	Year Ended December 31, 2025			
	Puerto Rico	Virgin Islands	Florida	Consolidated
Beginning balance	$ 13,691	$ 3,615	$ -	$ 17,306
Additions	3,777	78	-	3,855
Sales	(9,994)	-	-	(9,994)
Subsequent measurement adjustments	(352)	(2,832)[1]	-	(3,184)
Other adjustments	(461)	-	-	(461)
Ending balance	$ 6,661	$ 861	$ -	$ 7,522

[1] During 2025, the Corporation recorded the aforementioned $2.8 million valuation adjustment in connection with an ongoing litigation involving a commercial OREO property in the Virgin Islands region. See Note 23 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for further details.

The following table presents information about the OREO inventory and related gains and losses for the indicated periods:

	Year Ended December 31,		
	2025	**2024**	**2023**
OREO activity (number of properties):			
Beginning property inventory	181	277	344
Properties acquired	35	93	171
Properties disposed	(121)	(189)	(238)
Ending property inventory	95	181	277
Average holding period (in days)			
Residential	668	517	483
Construction	2,030	1,560	2,412
Commercial	4,237	3,752	1,491
Total average holding period (in days)	1,901	1,275	911
OREO operations (gain) loss:			
Market adjustments and (gains) losses on sale:			
Residential	$ (4,747)	$ (6,648)	$ (8,962)
Construction	(169)	(602)	(61)
Commercial	2,348 [(1)]	(2,272)	(305)
Total net gain	(2,568)	(9,522)	(9,328)
Other OREO operations expenses	1,043	2,048	2,190
Net Gain on OREO operations	$ (1,525)	$ (7,474)	$ (7,138)

(1) During 2025, the Corporation recorded the aforementioned $2.8 million valuation adjustment in connection with an ongoing litigation involving a commercial OREO property in the Virgin Islands region. See Note 23 – "Regulatory Matters, Commitments and Contingencies" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K, for further details.

Net Charge-offs and Total Credit Losses

Net charge-offs totaled $80.8 million for each of the years ended December 31, 2025 and 2024. The results for the year ended December 31, 2025 reflect lower net charge-offs in consumer loans and finance leases, primarily in the unsecured loan portfolio, which were offset by a $7.6 million decrease in recoveries related to the bulk sales of fully charged-off consumer loans and finance leases and a $5.0 million recovery recognized in 2024 associated with a C&I loan in the Puerto Rico region.

The following table presents net (recoveries) charge-offs to average loans held-in-portfolio for the indicated periods:

	Year Ended December 31,		
	2025	**2024**	**2023**
Residential mortgage	(0.01)%	0.02%	0.02%
Construction	(0.14)%	(0.06)%	(1.09)%
Commercial mortgage	(0.01)%	(0.02)%	0.01 %
C&I	(0.02)%	(0.12)%	0.21 %
Consumer loans and finance leases (1)	2.20%	2.28%	1.78%
Total loans (1)	0.63%	0.65%	0.58%

(1) The net charge-offs for the years ended December 31, 2025 and 2024 included $2.4 million and $10.0 million, respectively, in recoveries associated with the bulk sales of fully charged-off consumer loans and finance leases. These recoveries reduced the ratios of consumer loans and finance leases and total net charge-offs to related average loans for the year ended December 31, 2025 by 6 bps and 2 bps, respectively, and by 27 bps and 9 bps, respectively, for the year ended December 31, 2024.

The following table presents net (recoveries) charge-offs to average loans held in various portfolios by geographic segment for the indicated periods:

	Year Ended December 31,		
	2025	**2024**	**2023**
PUERTO RICO:			
Residential mortgage	-0.01%	0.03 %	0.03 %
Construction	- %	- %	(2.66)%
Commercial mortgage	(0.00)%	(0.00)%	0.03%
C&I	(0.03)%	(0.14)%	(0.00)%
Consumer loans and finance leases (1)	2.21 %	2.27 %	1.78 %
Total loans (1)	0.81 %	0.82 %	0.65 %
VIRGIN ISLANDS:			
Residential mortgage	- %	- %	(0.00)%
Construction	- %	- %	0.03 %
Commercial mortgage	(0.17)%	(0.25)%	(0.02)%
C&I	0.01 %	0.02 %	(0.00)%
Consumer loans and finance leases	1.84 %	3.35 %	0.26 %
Total loans	0.25 %	0.53 %	0.04 %
FLORIDA:			
Residential mortgage	(0.00)%	(0.01)%	(0.01)%
Construction	(1.29)%	(0.22)%	(0.05)%
Commercial mortgage	- %	(0.06)%	(0.02)%
C&I	(0.00)%	(0.09)%	0.67 %
Consumer loans and finance leases	(0.45)%	(1.40)%	(0.50)%
Total loans	(0.02)%	(0.07)%	0.30 %

(1) The recoveries associated with the aforementioned bulk sales of fully charged-off consumer loans and finance leases reduced the ratios of consumer loans and finance leases and total net charge-offs to related average loans for the year ended December 31, 2025 by 6 bps and 2 bps, respectively, and by 28 bps and 10 bps, respectively, for the year ended December 31, 2024.

Operational Risk

The Corporation is exposed to operational risk arising from the processes involved in delivering banking and financial products, as well as from external factors such as market conditions, cybersecurity threats, and legal or regulatory developments. These risks can result in operational or reputational loss. To manage them, the Corporation maintains and continually enhances internal controls, policies, and procedures designed to identify, assess, and manage operational risks across the organization and to provide reasonable assurance that operations function within established limits.

Operational risk is categorized as business-specific or corporate-wide. Enterprise Risk Management partners with business units to ensure consistent policies and assessments for business-specific risks. Corporate-wide risks, including information security, business continuity, and legal and compliance risk, are managed through specialized groups, such as Legal, Information Security, Corporate Compliance, Operations, and Enterprise Risk Management. These groups assist the lines of business in the development and implementation of risk management practices specific to the needs of the business groups.

Legal and Compliance Risk

Legal and compliance risk arises from potential noncompliance with laws and regulations, adverse legal judgments, or unenforceable counterparty obligations. The Corporation operates in highly regulated jurisdictions and continues to strengthen its procedures to comply with applicable legal and regulatory requirements. The Compliance Director, reporting to the Chief Risk Officer, oversees enterprise-wide compliance and manages the Corporation's compliance risk assessment process. Compliance officers embedded in major business areas report directly to the Corporate Compliance Group.

Concentration Risk

The Corporation's operations are geographically concentrated in Puerto Rico, its main market. Of the total gross loan portfolio held for investment of $13.1 billion as of December 31, 2025, the Corporation had credit risk of approximately 77% in the Puerto Rico region, 19% in the United States region, and 4% in the Virgin Islands region.

Update on the Puerto Rico Fiscal and Economic Situation

A significant portion of the Corporation's business and credit exposure is concentrated in the Commonwealth of Puerto Rico, which has faced prolonged economic and fiscal challenges. See "Risk Management – Exposure to Puerto Rico Government" below. Since declaring bankruptcy and benefitting from the enactment of the federal Puerto Rico Oversight, Management and Economic Stability Act ("PROMESA") in 2016, the Government of Puerto Rico has made progress on fiscal matters primarily by restructuring a large portion of its outstanding public debt and identifying funding sources for its underfunded pension system.

Economic Indicators

In October 2025, the Puerto Rico Planning Board ("PRPB") reported in its preliminary estimates that real gross national product ("GNP") grew by 0.4% in fiscal year 2025, marking the fifth consecutive year of positive economic growth, driven by personal consumption and fixed investments in both construction and machinery and equipment. The latest PRPB's baseline projections reflect 0.4% real GNP growth in fiscal year 2026 and 0.3% in fiscal year 2027.

There are other indicators that gauge economic activity and are published with greater frequency, for example, the Economic Development Bank for Puerto Rico's Economic Activity Index ("EDB-EAI"). Although not a direct measure of Puerto Rico's real GNP, the EDB-EAI is correlated to Puerto Rico's real GNP. During the 11-month period ended on November 30, 2025, the EDB-EAI averaged 127.7, decreasing by 0.4% on a year-over-year basis, primarily reflecting reductions in electric energy generation and gasoline consumption. For November 2025, estimates showed that the EDB-EAI stood at 128.1, up 0.8% on a year-over-year basis.

Labor market trends remain positive. Data published by the Bureau of Labor Statistics showed that non-farm payrolls in 2025 in Puerto Rico increased by 0.9% when compared to 2024, primarily driven by payrolls in the private sector as these increased by 1.2% from the comparable figure a year earlier. Key industries driving private-sector payroll growth include Construction with a year-over-year increase of 4.8% and Leisure & Hospitality with a positive variance of 3.4%. The unemployment rate continued to move in the right direction, decreasing from 5.63% in 2024 to 5.56% in 2025.

Fiscal Plan

On June 6, 2025, the PROMESA oversight board certified a revised 2024 Fiscal Plan for Puerto Rico for the purpose of including the currently anticipated fiscal performance and updated Fiscal Year 2025 revenue forecast based on the most recent available data on revenue collections. The Fiscal Plan intends to serve as a roadmap to promote economic growth and achieve long-term fiscal stability.

The original 2024 Fiscal Plan outlines the Commonwealth's financial condition, key fiscal risks, and the actions required to achieve long-term fiscal responsibility and access to credit markets. It identifies priority areas such as improved economic and revenue forecasting, adoption of budget best practices, enhanced government service delivery, and strengthened financial reporting, along with initiatives to support economic growth through human capital development, tax reform, and infrastructure improvements. The original 2024 Fiscal Plan also incorporates updated macroeconomic projections, including modest near-term GNP growth followed by slight declines, and anticipates stable population levels supported by positive net migration. In addition, it reflects the significant role of federal disaster relief, COVID-19 recovery funds, and Bipartisan Infrastructure Law funding in supporting Puerto Rico's reconstruction and economic outlook.

Debt Restructuring

Over 80% of Puerto Rico's outstanding debt has been restructured to date. Key actions include the 2022 central government Plan of Adjustment, which exchanged more than $33 billion of existing bonds and other claims for about $7 billion in new bonds, reducing debt service by more than $50 billion. Also, the restructurings of the Puerto Rico Sales Tax Financing Corporation ("COFINA"), the Highways and Transportation Authority ("HTA"), and the Puerto Rico Aqueducts and Sewers Authority ("PRASA") are expected to yield savings of approximately $17.5 billion, $3.0 billion, and $400 million, respectively, in future debt service payments.

The remaining major restructuring is that of the Puerto Rico Electric Power Authority ("PREPA"). Litigation remains largely stayed. On March 28, 2025, the PROMESA oversight board filed its fifth amended plan of adjustment, which would reduce PREPA's debt almost 80%, to the equivalent of $2.6 billion in cash or bonds, excluding pension liabilities. It also incorporates several amendments to the previous structure, including a Rate Reduction Fund to support PREPA's pensions, and the elimination of the Legacy Charge contemplated in the previous versions of the plan of adjustment to repay the significantly reduced debt.

Other Developments

Puerto Rico gained momentum as a hub for reshoring, particularly in the manufacturing sector. During 2025, the Government announced 17 companies with expansion projects representing over $2 billion in committed capital investments and over 4,000 jobs to be created over the short-to-medium term. This reflects part of the Government's policy efforts to prioritize growth-oriented initiatives that are critical to sustaining long-term economic growth and competitiveness.

Infrastructure reconstruction continues to advance, particularly in the aftermath of Hurricane Maria in 2017. During the 12-month period ended September 30, 2025, over $3.4 billion in disaster relief funds were disbursed through the Federal Emergency Management Agency ("FEMA") Public Assistance program and the HUD Community Development Block Grant ("CDBG") program, a 6.9% increase when compared to the same period in 2024. Excluding Hurricane Fiona-related emergency funds, which occurred in September 2022, disbursements rose 14.3% on a year-over-year basis. As of February 9, 2026, over 4,600 projects had already been completed under FEMA's Public Assistance Permanent Work programs while nearly 20,000 projects were active across different stages of execution for a total cost of $12.1 billion, equivalent to approximately 34% of the agency's $37.4 billion obligation, according to the Central Office for Recovery, Reconstruction and Resiliency ("COR3").

On June 27, 2025, the PROMESA oversight board certified the $32.7 billion fiscal year 2026 Budget for the Commonwealth of Puerto Rico consisting of the $13.1 billion general fund budget, the $5.4 billion special revenue fund budget, and the $14.2 billion federal fund budget. According to the oversight board, the fiscal year 2026 Budget was developed jointly with the local government and reflects the unprecedented uncertainty around federal funding, economic growth, and Medicaid costs in the coming fiscal year. More than 60% of total government funding is allocated to health, education, public safety, housing and retirees. The general fund budget increases total spending by 1.5% from the previous fiscal year, excluding certain reclassifications of general fund revenues as special revenue, while funding from the U.S. Government was budgeted to decline by approximately $1.2 billion, mainly due a reduction in federal funding for education. According to the PROMESA oversight board, the fiscal year 2026 Budget prepares the Government for potential further declines in federal funding over the fiscal year that began on July 1, 2025. Specifically, the budget holds back 5% of most agencies spending for eight months to prevent deficits should the general fund revenue decline, federal funding decreases or Medicaid costs increase. Certain expenses are exempt from the hold back, including pensions, public safety, certain transportation costs, and sales tax.

Exposure to Puerto Rico Government

As of December 31, 2025, the Corporation had $297.8 million of direct exposure to the Puerto Rico government, its municipalities and public corporations, an increase of $9.2 million compared to $288.6 million as of December 31, 2024. As of December 31, 2025, approximately $211.3 million of the exposure consisted of loans and obligations of municipalities in Puerto Rico that are supported by assigned property tax revenues and for which, in most cases, the good faith, credit and unlimited taxing power of the applicable municipality have been pledged to their repayment, and $42.2 million consisted of loans and obligations which are supported by one or more specific sources of municipal revenues. The Corporation's exposure to Puerto Rico municipalities consisted primarily of senior priority loans and obligations concentrated in six of the largest municipalities in Puerto Rico. The municipalities are required by law to levy special property taxes in such amounts as are required for the payment of all of their respective general obligation bonds and notes. In addition to municipalities, the total direct exposure also included $8.7 million in a loan extended to an affiliate of PREPA, $32.9 million in loans to a public corporation of the Puerto Rico government, and an obligation of the Puerto Rico government, specifically a residential pass-through MBS issued by the PRHFA, at an amortized cost of $2.7 million as part of its available-for-sale debt securities portfolio (fair value of $1.6 million as of December 31, 2025).

The following table details the Corporation's total direct exposure to Puerto Rico government obligations according to their maturities:

	As of December 31, 2025		
(In thousands)	Investment Portfolio (Amortized cost)	Loans	Total Exposure
Puerto Rico Housing Finance Authority:			
After 10 years	$ 2,700	$ -	$ 2,700
Total Puerto Rico Housing Finance Authority	2,700	-	2,700
Public corporation of the Puerto Rico government:			
Due within one year	-	14,416	14,416
After 1 to 5 years	-	18,476	18,476
Total public corporation of the Puerto Rico government	-	32,892	32,892
Affiliate of the Puerto Rico Electric Power Authority:			
After 1 to 5 years	-	8,656	8,656
Total Puerto Rico government affiliate	-	8,656	8,656
Total Puerto Rico public corporations and government affiliate	-	41,548	41,548
Municipalities:			
Due within one year	1,044	-	1,044
After 1 to 5 years	53,265	112,628	165,893
After 5 to 10 years	10,376	61,399	71,775
After 10 years	14,870	-	14,870
Total Municipalities	79,555	174,027	253,582
Total Direct Government Exposure	$ 82,255	$ 215,575	$ 297,830

Also, as of December 31, 2025, the outstanding balance of construction loans funded through conduit financing structures to support the federal programs of Low-Income Housing Tax Credit combined with other federal programs amounted to $92.4 million, compared to $59.2 million as of December 31, 2024. The main objective of these programs is to spur development in new or rehabilitated and affordable rental housing. PRHFA, as program subrecipient and conduct issuer, issues tax-exempt obligations which are acquired by private financial institutions and are required to co-underwrite with PRHFA a mirror construction loan agreement for the specific project loan to which the Corporation will serve as ultimate lender, but where the PRHFA will be the lender of record.

In addition, as of December 31, 2025, the Corporation had $67.1 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2024 – $72.5 million). Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default. The Puerto Rico government guarantees up to $75 million of the principal for all loans under the mortgage loan insurance program. According to the most recently released audited financial statements of the PRHFA, as of June 30, 2024, the PRHFA's mortgage loans insurance program covered loans in an aggregate amount of approximately $355 million. The regulations adopted by the PRHFA require the establishment of adequate reserves to guarantee the solvency of the mortgage loans insurance program. As of June 30, 2024, the most recent date as of which information is available, the PRHFA had a liability of approximately $0.7 million as an estimate of the losses inherent in the portfolio.

As of December 31, 2025 and 2024, the Corporation had $2.5 billion and $3.1 billion, respectively, of public sector deposits in Puerto Rico. Approximately 23% of the public sector deposits as of December 31, 2025 were from municipalities and municipal agencies in Puerto Rico and 77% were from public corporations, the Puerto Rico central government and agencies, and U.S. federal government agencies in Puerto Rico.

Exposure to USVI Government

The Corporation has operations in the USVI and has credit exposure to USVI government entities.

For many years, the USVI has been experiencing several fiscal and economic challenges that have deteriorated the overall financial and economic conditions in the area. On June 17, 2024, the United States Bureau of Economic Analysis (the "BEA") released its estimates of GDP for 2022. According to the BEA, the USVI's real GDP decreased 1.3% in 2022 after increasing 3.7% in 2021. The decrease in real GDP reflected declines in exports, private fixed investment, government spending, and personal consumption expenditures. These negative variances were partly offset by an increase in inventory investment, while imports, a subtraction item in the calculation of GDP, decreased. The annual publication of BEA's GDP statistics for the USVI is made possible through funding by the Office of Insular Affairs ("OIA") of the U.S. Department of the Interior. OIA has paused funding of this work to conduct an exploratory assessment of territorial source data with the goal of informing how to strategically invest in and support the USVI's economic statistics into the future. Without funding, BEA is pausing the production of GDP statistics for the USVI. When funding and improved data sources become available, BEA plans to resume production of these statistics.

Over the past four years, the USVI has been recovering from the adverse impact caused by COVID-19 and has continued to make progress on its rebuilding efforts related to Hurricanes Irma and Maria, which occurred in September 2017. According to data published by FEMA, there were over $26.2 billion in obligated disaster recovery funds for the USVI as of September 30, 2025, up $9.7 billion (or 59%) from the comparable figure a year earlier. During the 12-month period ended September 30, 2025, over $597 million were disbursed in the territory, representing a year-over-year increase of 2%.

Finally, PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities. To the extent that the fiscal condition of the USVI government deteriorates again, the U.S. Congress or the government of the USVI may enact legislation allowing for the restructuring of the financial obligations of the USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

As of December 31, 2025 and 2024, the Corporation had $138.7 million and $100.4 million, respectively, in loans to USVI public corporations, of which $108.0 million and $68.2 million, respectively, were fully collateralized by cash balances held at the Bank. As of December 31, 2025, all loans were currently performing and up to date on principal and interest payments.

CEO and CFO Certifications

First BanCorp.'s Chief Executive Officer and Chief Financial Officer have filed with the SEC certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 10-K.

In addition, in 2025, First BanCorp's Chief Executive Officer provided to the NYSE his annual certification, as required for all NYSE listed companies, that he was not aware of any violation by the Corporation of the NYSE corporate governance listing standards.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required herein is incorporated by reference to the information included under the sub-caption "Interest Rate Risk Management" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

<p align="center">FIRST BANCORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS</p>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of First BanCorp.
San Juan, Puerto Rico

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of First BanCorp. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Selection and Weighting of Economic Scenarios

As described in Notes 1 and 4 to the financial statements, the allowance for credit losses ("ACL") for loans and finance leases is an accounting estimate of expected credit losses over the contractual life of financial assets carried at amortized cost and off-balance-sheet credit exposures.

The calculation of the ACL for loans and finance leases, is primarily measured based on a probability of default / loss given default modeled approach. The estimate of the probability of default and loss given default assumptions uses one or more economic scenarios of relevant current and forward-looking macroeconomic variables determined by portfolio segment, such as: unemployment rate; housing and real estate price indices; interest rates; market risk factors; and gross domestic product, and considers conditions throughout Puerto Rico, the Virgin Islands, and the State of Florida. The economic scenarios are chosen quarterly and the weighting given to each economic scenario for the different loan portfolio categories depends on a variety of factors including recent economic events, leading national and regional economic indicators, and industry trends.

We identified the auditing of economic scenarios as a critical audit matter as the selection of the economic scenarios and weighting of the scenarios requires significant management judgment, which in turn, required significant auditor judgment and significant audit effort, including the need for professionals with specialized skill and knowledge. Additionally, the impact of these judgments represents a significant portion of the ACL for loans and finance leases.

The primary procedures we performed to address the critical audit matter included:

- Testing the effectiveness of controls over the evaluation of the selection and weighting of economic scenarios, including controls addressing:

  o Management's review and approval of the economic scenarios and the weightings applied.
  o Management's review of the completeness and accuracy of data used as a basis for modeling the economic scenarios, and the relevance and reliability of data from external sources.
  o Management's review of the reasonableness of the results of the allowance for credit losses calculation.

- Substantively testing management's process, including evaluating their judgments and assumptions for economic scenario selection and weightings applied, which included:

  o Evaluation of the reasonableness of economic scenarios selected and weightings applied.
  o Evaluation of the completeness and accuracy of data inputs used as a basis for modeling.
  o Evaluation, with the assistance of professionals with specialized skill and knowledge, of the reasonableness of both the economic scenarios provided by external sources and the results of their application in the determination of the ACL for loans.

We have served as the Company's auditor since 2018.

/s/ Crowe LLP
Atlanta, Georgia
February 27, 2026

Stamp No. DLLP224-69 of the
Puerto Rico Society of Certified
Public Accountants was affixed to
the record copy of this report.

Management's Report on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of First BanCorp.:

First BanCorp.'s (the "Corporation") internal control over financial reporting is a process designed and effected by those charged with governance, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Corporation's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on that assessment, management concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting is effective.

The Corporation's independent registered public accounting firm, Crowe LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, as stated in their report dated February 27, 2026.

First BanCorp.

/s/ Aurelio Alemán
Aurelio Alemán
President and Chief Executive Officer
Date: February 27, 2026

/s/ Orlando Berges
Orlando Berges
Executive Vice President
and Chief Financial Officer
Date: February 27, 2026

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2025	December 31, 2024
(In thousands, except for share information)		
ASSETS		
Cash and due from banks	$ 657,149	$ 1,158,215
Money market investments:		
Time deposit with another financial institution	750	500
Other short-term investments	700	700
Total money market investments	1,450	1,200
Available-for-sale debt securities, at fair value (amortized cost of $4,901,982 as of December 31, 2025 and $5,125,408 as of December 31, 2024; ACL of $763 as of December 31, 2025 and $521 as of December 31, 2024)	4,554,032	4,565,302
Held-to-maturity debt securities, at amortized cost, net of ACL of $733 as of December 31, 2025 and $802 as of December 31, 2024 (fair value of $262,055 as of December 31, 2025 and $308,040 as of December 31, 2024)	264,563	316,984
Equity securities	44,753	52,018
Total investment securities	4,863,348	4,934,304
Loans held for investment, net of ACL of $249,037 as of December 31, 2025 and $243,942 as of December 31, 2024	12,876,319	12,502,614
Mortgage loans held for sale, at lower of cost or market	16,697	15,276
Total loans, net	12,893,016	12,517,890
Accrued interest receivable on loans and investments	71,351	71,881
Premises and equipment, net	126,920	133,437
Other real estate owned ("OREO")	7,522	17,306
Deferred tax asset, net	149,012	136,356
Goodwill	38,611	38,611
Other intangible assets	3,458	6,967
Other assets	321,055	276,754
Total assets	$ 19,132,892	$ 19,292,921
LIABILITIES		
Non-interest-bearing deposits	$ 5,549,416	$ 5,547,538
Interest-bearing deposits	11,120,727	11,323,760
Total deposits	16,670,143	16,871,298
Long-term borrowings	290,000	561,700
Accounts payable and other liabilities	205,884	190,687
Total liabilities	17,166,027	17,623,685
Commitments and contingencies (See Note 23)		
STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, 2,000,000,000 shares authorized; 223,663,116 shares issued; 156,618,996 shares outstanding as of December 31, 2025 and 163,868,877 shares outstanding as of December 31, 2024	22,366	22,366
Additional paid-in capital	963,543	964,964
Retained earnings, includes legal surplus reserve of $262,534 as of December 31, 2025 and $230,178 as of December 31, 2024	2,268,011	2,038,812
Treasury stock (at cost), 67,044,120 shares as of December 31, 2025 and 59,794,239 shares as of December 31, 2024	(932,505)	(790,350)
Accumulated other comprehensive loss, net of tax of $7,986 as of December 31, 2025 and $8,221 as of December 31, 2024	(354,550)	(566,556)
Total stockholders' equity	1,966,865	1,669,236
Total liabilities and stockholders' equity	$ 19,132,892	$ 19,292,921

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(In thousands, except per share information)	2025	2024	2023
Interest and dividend income:			
Loans	$ 979,136	$ 965,472	$ 890,562
Investment securities	102,923	92,599	102,505
Money market investments and interest-earning cash accounts	41,097	37,082	30,419
Total interest and dividend income	1,123,156	1,095,153	1,023,486
Interest expense:			
Deposits	237,683	253,107	185,461
Short-term borrowings	86	18	7,583
Long-term borrowings	16,447	34,549	33,332
Total interest expense	254,216	287,674	226,376
Net interest income	868,940	807,479	797,110
Provision for credit losses - expense (benefit):			
Loans and finance leases	85,906	62,861	66,644
Unfunded loan commitments	(130)	(1,495)	365
Debt securities	185	(1,445)	(6,069)
Provision for credit losses - expense	85,961	59,921	60,940
Net interest income after provision for credit losses	782,979	747,558	736,170
Non-interest income:			
Service charges and fees on deposit accounts	39,068	38,819	38,042
Mortgage banking activities	14,106	12,683	10,587
Gain on early extinguishment of debt	-	-	1,605
Insurance commission income	13,226	13,570	12,763
Card and processing income	47,390	46,758	43,909
Other non-interest income	18,088	18,892	25,788
Total non-interest income	131,878	130,722	132,694
Non-interest expenses:			
Employees' compensation and benefits	245,152	235,695	222,855
Occupancy and equipment	88,909	88,427	85,911
Business promotion	16,601	17,645	19,626
Professional service fees	48,109	49,455	45,841
Taxes, other than income taxes	23,954	22,196	21,236
Federal Deposit Insurance Corporation ("FDIC") deposit insurance	7,668	9,818	14,873
Net gain on OREO operations	(1,525)	(7,474)	(7,138)
Credit and debit card processing expenses	28,474	27,600	25,997
Communications	9,031	8,779	8,561
Other non-interest expenses	31,750	34,932	33,666
Total non-interest expenses	498,123	487,073	471,428
Income before income taxes	416,734	391,207	397,436
Income tax expense	71,868	92,483	94,572
Net income	$ 344,866	$ 298,724	$ 302,864
Net income attributable to common stockholders	$ 344,866	$ 298,724	$ 302,864
Net income per common share:			
Basic	$ 2.16	$ 1.82	$ 1.72
Diluted	$ 2.15	$ 1.81	$ 1.71

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Net income	$ 344,866	$ 298,724	$ 302,864
Other comprehensive income, net of tax:			
Available-for-sale debt securities:			
Net unrealized holding gains on debt securities (1)	212,398	73,214	165,420
Defined benefit plans adjustments:			
Net actuarial (loss) gain	(409)	(635)	177
Reclassification adjustment for amortization of net actuarial loss	17	35	11
Other comprehensive income for the year, net of tax	212,006	72,614	165,608
Total comprehensive income	$ 556,872	$ 371,338	$ 468,472

	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Income tax effect of items included in other comprehensive income:			
Defined benefit plans adjustments:			
Net actuarial (loss) gain	$ 245	$ 381	$ (107)
Reclassification adjustment for amortization of net actuarial loss	(10)	(21)	(6)
Total income tax effect of items included in other comprehensive income	$ 235	$ 360	$ (113)

(1) Net unrealized holding gains on available-for-sale debt securities have no tax effect because securities are either tax-exempt, held by an International Banking Entity ("IBE"), or have a full deferred tax asset valuation allowance.

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023

(In thousands)

Cash flows from operating activities:			
Net income	$ 344,866	$ 298,724	$ 302,864
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,244	18,580	20,501
Amortization of intangible assets	3,509	6,416	7,735
Provision for credit losses	85,961	59,921	60,940
Deferred income tax (benefit) expense	(12,422)	14,131	6,105
Stock-based compensation	10,096	8,706	7,799
Gain on early extinguishment of debt	-	-	(1,605)
Unrealized gain on derivative instruments	(829)	(537)	(301)
Net gain on disposals or sales, and impairments of premises and equipment and other assets	(16)	(103)	(3,514)
Net gain on sales of loans and loans held-for-sale valuation adjustments	(5,041)	(3,426)	(1,572)
Net (accretion) amortization of discounts, premiums, and deferred loan fees and costs	(668)	344	1,223
Originations and purchases of loans held for sale	(170,634)	(165,291)	(147,460)
Sales and repayments of loans held for sale	174,124	160,593	149,888
Amortization of broker placement fees	711	757	309
Net (accretion) amortization of premiums and discounts on investment securities	(3,241)	5,069	4,967
(Increase) decrease in accrued interest receivable	(11,088)	5,598	(5,437)
Increase in accrued interest payable	2,745	5,358	18,430
Decrease (increase) in other assets	11,031	(10,514)	(16,619)
Increase (decrease) in other liabilities	2,208	(176)	(41,290)
Net cash provided by operating activities	448,556	404,150	362,963
Cash flows from investing activities:			
Net disbursements on loans held for investment	(505,032)	(705,368)	(758,232)
Proceeds from sales of loans held for investment	3,734	18,362	7,736
Proceeds from sales of repossessed assets	55,373	64,337	53,870
Purchases of available-for-sale debt securities	(1,938,092)	(266,198)	(5,458)
Proceeds from principal repayments and maturities of available-for-sale debt securities	2,163,513	997,081	549,644
Proceeds from principal repayments of held-to-maturity debt securities	53,715	38,353	85,988
Additions to premises and equipment	(11,032)	(10,008)	(22,599)
Proceeds from sales of premises and equipment and other assets	25	1,353	4,475
Net redemptions (purchases) of equity securities	7,404	(2,350)	5,643
Proceeds from the settlement of insurance claims - investing activities	-	670	483
Net cash (used in) provided by investing activities	(170,392)	136,232	(78,450)
Cash flows from financing activities:			
Net (decrease) increase in deposits	(239,938)	260,843	470,981
Net repayments of short-term borrowings	-	-	(550,133)
Repayments of long-term borrowings	(269,850)	(97,000)	(19,795)
Proceeds from long-term borrowings	-	-	300,000
Repurchase of outstanding common stock	(153,672)	(102,393)	(203,241)
Dividends paid on common stock	(115,520)	(105,581)	(99,666)
Net cash used in financing activities	(778,980)	(44,131)	(101,854)
Net (decrease) increase in cash and cash equivalents	(500,816)	496,251	182,659
Cash and cash equivalents at beginning of year	1,159,415	663,164	480,505
Cash and cash equivalents at end of year	$ 658,599	$ 1,159,415	$ 663,164
Cash and cash equivalents include:			
Cash and due from banks	$ 657,149	$ 1,158,215	$ 661,925
Money market investments	1,450	1,200	1,239
	$ 658,599	$ 1,159,415	$ 663,164

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31,		
	2025	**2024**	**2023**
(In thousands, except per share information)			
Common Stock	$ 22,366	$ 22,366	$ 22,366
Additional Paid-In Capital:			
Balance at beginning of year	964,964	965,707	970,722
Stock-based compensation expense	10,096	8,706	7,799
Common stock reissued under stock-based compensation plan	(11,694)	(9,659)	(13,531)
Restricted stock forfeited	177	210	717
Balance at end of year	963,543	964,964	965,707
Retained Earnings:			
Balance at beginning of year	2,038,812	1,846,112	1,644,209
Cumulative adjustment of adoption of Accounting Standards Update ("ASU") 2022-02	-	-	(1,357)
Net income	344,866	298,724	302,864
Dividends on common stock (2025 - $0.72 per share; 2024 - $0.64 per share; 2023 - $0.56 per share)	(115,667)	(106,024)	(99,604)
Balance at end of year	2,268,011	2,038,812	1,846,112
Treasury Stock (at cost):			
Balance at beginning of year	(790,350)	(697,406)	(506,979)
Common stock repurchases (See Note 12)	(153,672)	(102,393)	(203,241)
Common stock reissued under stock-based compensation plan	11,694	9,659	13,531
Restricted stock forfeited	(177)	(210)	(717)
Balance at end of year	(932,505)	(790,350)	(697,406)
Accumulated Other Comprehensive Loss, net of tax:			
Balance at beginning of year	(566,556)	(639,170)	(804,778)
Other comprehensive income, net of tax	212,006	72,614	165,608
Balance at end of year	(354,550)	(566,556)	(639,170)
Total stockholders' equity	$ 1,966,865	$ 1,669,236	$ 1,497,609

The accompanying notes are an integral part of these statements.

FIRST BANCORP.
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST BANCORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Audited)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

First BanCorp. (the "Corporation") is a publicly owned, Puerto Rico-chartered financial holding company organized under the laws of the Commonwealth of Puerto Rico in 1948. The Corporation is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Through its subsidiaries, including its banking subsidiary, FirstBank Puerto Rico ("FirstBank" or the "Bank"), the Corporation provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, trust services, insurance agency services, and other financial products and services with operations in Puerto Rico, the United States, the U.S. Virgin Islands (the "USVI"), and the British Virgin Islands (the "BVI").

The Corporation has two wholly-owned subsidiaries: FirstBank Puerto Rico ("FirstBank" or the "Bank"), and FirstBank Insurance Agency, Inc. ("FirstBank Insurance Agency"). FirstBank is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency. FirstBank is subject to the supervision, examination, and regulation of both the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (the "OCIF") and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund. FirstBank also operates in the State of Florida, subject to regulation and examination by the Florida Office of Financial Regulation and the FDIC; in the USVI, subject to regulation and examination by the USVI Division of Banking, Insurance and Financial Regulation; and in the BVI, subject to regulation by the British Virgin Islands Financial Services Commission. The Consumer Financial Protection Bureau (the "CFPB") regulates FirstBank's consumer financial products and services.

FirstBank Insurance Agency is subject to the supervision, examination, and regulation, including the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and the Division of Banking, Insurance and Financial Regulation in the USVI.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, 57 banking branches in Puerto Rico, eight banking branches in the USVI and the BVI, and eight banking branches in the state of Florida (USA). FirstBank has six wholly-owned subsidiaries with operations in Puerto Rico: First Federal Finance Corp. (d/b/a Money Express La Financiera), a finance company specializing in the origination of small loans with 25 offices in Puerto Rico; First Management of Puerto Rico, a Puerto Rico corporation, which holds tax-exempt assets; FirstBank Overseas Corporation, an international banking entity (an "IBE") organized under the International Banking Entity Act of Puerto Rico; two companies engaged in the operation of certain real estate properties; and a limited liability corporation organized in 2022 under the laws of the Commonwealth of Puerto Rico and Puerto Rico Tax Incentives Code ("Act 60 of 2019"), which commenced operations in 2023 and engages in investing and lending transactions. The limited liability corporation organized under the laws of Act 60 of 2019 has one wholly-owned subsidiary organized under such laws.

General

The accompanying consolidated audited financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The following is a description of the Corporation's most significant accounting policies.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations of companies or assets acquired in a business combination are included from the date of acquisition. Entities in which the Corporation holds a controlling financial interest are consolidated. For a voting interest entity, a controlling financial interest is generally where the Corporation holds, directly or indirectly, more than 50 percent of the outstanding voting shares. For a variable interest entity ("VIE"), a controlling financial interest is where the Corporation has the power to direct the activities of an entity that most significantly impact the entity's economic performance and has an obligation to absorb losses or the right to receive benefits from the VIE. Statutory business trusts that are wholly owned by the Corporation and are issuers of trust-preferred securities ("TruPS") and entities in which the Corporation has a non-controlling interest are not consolidated in the Corporation's consolidated financial statements in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") for consolidation of VIEs. Additional non-consolidated VIEs arise from transfers of residential mortgage loans in sale or securitization transactions in which it has continuing involvement, including servicing responsibilities and guarantee arrangements.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that significantly affect amounts reported in the consolidated financial statements. Although estimates and assumptions about future economic and market conditions (for example, unemployment, market liquidity, real estate prices, etc.) contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition.

The Corporation utilizes processes that involve the use of significant estimates and the judgements of management in determining the amount of its ACL, as well as fair value measurements of investment securities, goodwill, other intangible assets, pension plans, mortgage servicing rights, and loans held for sale. As with any estimate, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items in transit, and amounts due from the Federal Reserve Bank of New York (the "FED") and other depository institutions. The term also includes money market funds and short-term investments with original maturities of three months or less that are used as part of an institution's cash management activities.

As of December 31, 2025 and 2024, the Corporation maintained $0.8 million and $0.5 million, respectively, in a segregated time deposit held in accordance with the requirements of the Puerto Rico International Banking Law.

Investment securities

The Corporation classifies its investments in debt and equity securities into one of four categories:

Held-to-maturity — Debt securities that the entity has the intent and ability to hold to maturity. These securities are carried at amortized cost. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

Trading — Debt securities that are bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value, with unrealized gains and losses reported in earnings. As of December 31, 2025 and 2024, the Corporation did not hold debt securities for trading purposes.

Available-for-sale — Debt securities not classified as held-to-maturity or trading. These securities are carried at fair value, with unrealized holding gains and losses, net of deferred taxes, reported in other comprehensive loss ("OCL") as a separate component of stockholders' equity. The unrealized holding gains and losses do not affect earnings until they are realized, or an ACL is recorded.

Equity securities — Equity securities that do not have readily available fair values are classified as equity securities in the consolidated statements of financial condition. These securities are stated at cost less impairment, if any. This category is principally composed of Federal Home Loan Bank ("FHLB") stock that the Corporation owns to comply with FHLB regulatory requirements. The realizable value of the FHLB stock equals its cost. Also included in this category are marketable equity securities held at fair value with changes in unrealized gains or losses recorded through earnings in other non-interest income.

Premiums and discounts on debt securities are amortized as an adjustment to interest income on investments over the life of the related securities under the interest method without anticipating prepayments, except for mortgage-backed securities ("MBS") where prepayments are anticipated. Premiums on callable debt securities, if any, are amortized to the earliest call date. Purchases and sales of securities are recognized on a trade-date basis, the date the order to buy or sell is executed. Gains and losses on sales are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payment becomes 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income. See Note 2 – "Debt Securities" for additional information on nonaccrual debt securities.

Allowance for Credit Losses – Held-to-Maturity Debt Securities: As of December 31, 2025 and 2024, the held-to-maturity debt securities portfolio consisted of U.S. government-sponsored entities ("GSEs") MBS and Puerto Rico municipal bonds.

The ACL on held-to-maturity debt securities is based on an expected loss methodology referred to as current expected credit loss ("CECL") methodology by major security type. Any expected credit loss is provided through the ACL on held-to-maturity debt securities and is deducted from the amortized cost basis of the security so that the statement of financial condition reflects the net amount the Corporation expects to collect.

The Corporation does not recognize an ACL for GSEs' MBS since they are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. For the ACL of held-to-maturity Puerto Rico municipal bonds, the Corporation considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. These Puerto Rico municipal obligations typically are not issued in bearer form, nor are they registered with the Securities and Exchange Commission ("SEC") and are not rated by external credit agencies. These financing arrangements with Puerto Rico municipalities were issued in bond form and accounted for as securities but underwritten as loans with features that are typically found in commercial loans. Accordingly, similar to commercial loans, an internal risk rating (i.e., pass, special mention, substandard, doubtful, or loss) is assigned to each bond at the time of issuance or acquisition and monitored on a continuous basis with a formal assessment generally completed on a quarterly basis. The Corporation determines the ACL for held-to-maturity Puerto Rico municipal bonds based on the product of a cumulative probability of default ("PD") and loss given default ("LGD"), and the amortized cost basis of each bond over its remaining expected life. PD estimates are updated quarterly and incorporate payment performance, financial and market indicators, and current and forecasted relevant forward-looking macroeconomic variables to determine a lifetime term structure PD curve. LGD estimates consider historical charge-off events and recovery payments (if any), government sector historical loss experience, as well as relevant current and forecasted macroeconomic expectations of variables, such as unemployment rates, interest rates, and market risk factors based on industry performance, to determine a lifetime term structure LGD curve. Under this approach, all future period losses for each instrument are calculated using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of each bond. The methodology uses a two-year reasonable and supportable forecast period followed by an up to three-year straight-line reversion to the historical macroeconomic mean. After reaching the long-term historical averages, the Corporation continues to estimate expected credit losses using the same forecast framework, with macroeconomic variables assumed to fluctuate around their long-term averages over the remaining expected life of the instruments. The Corporation also evaluates the need for qualitative adjustments, which may reflect economic uncertainties, organization-specific risks such as credit concentrations, collateral considerations, portfolio-specific risk characteristics, changes in underwriting or resolution practices, and other relevant internal or external factors.

The Corporation has elected not to measure an ACL on accrued interest related to held-to-maturity debt securities, as uncollectible accrued interest receivables are written off on a timely manner. See Note 2 – "Debt Securities" for additional information about ACL balances for held-to-maturity debt securities and activity during the years ended December 31, 2025, 2024, and 2023.

Allowance for Credit Losses – Available-for-Sale Debt Securities: For available-for-sale debt securities in an unrealized loss position, the Corporation first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either condition is met, the difference between fair value and amortized cost is considered to be impaired and recognized in provision for credit losses. For available-for-sale debt securities that do not meet the aforementioned criteria, the Corporation evaluates whether the decline in fair value has resulted from credit factors or other market conditions. This assessment considers the issuer's liquidity and capital strength, the severity and duration of the unrealized loss, changes in credit quality, payment performance, relevant financial information, industry and legislative developments, and, when applicable, changes in collateral performance such as default rates, loss severity, prepayment expectations, and cash flow trends. When credit loss indicators are present, the Corporation compares the present value of expected future cash flows to the security's amortized cost. If the present value of expected future cash flows is lower, a credit loss is recorded through an ACL, limited to the amount by which fair value is below amortized cost. Any remaining decline in fair value not related to credit is recognized in OCL. Non-credit-related losses typically arise from factors, such as widening liquidity spreads or rising interest rates.

Losses are charged against the ACL when management believes the uncollectability of an available-for-sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. The Corporation has elected not to measure an ACL on accrued interest related to available-for-sale debt securities as uncollectible accrued interest receivables are written off in a timely manner as indicated above.

Substantially all of the Corporation's available-for-sale debt securities are issued by GSEs. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, there is a zero-credit loss expectation on these securities. For further information, including the assumptions used for the discounted cash flow analyses performed on other available-for-sale debt securities such as private label MBS and bonds issued by the Puerto Rico Housing Finance Authority ("PRHFA"), see Note 19 – "Fair Value."

Loans held for investment

Loans that the Corporation has the ability and intent to hold for the foreseeable future, or until maturity or payoff, are classified as held for investment and are reported at amortized cost, net of its ACL. The substantial majority of the Corporation's loans are classified as held for investment. Amortized cost is the principal outstanding balance, net of unearned interest, cumulative charge-offs, unamortized deferred origination fees and costs, and unamortized premiums and discounts. The Corporation reports credit card loans at their outstanding unpaid principal balance plus uncollected billed interest and fees net of such amounts deemed uncollectible. Interest income is accrued on the unpaid principal balance. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method that approximates the interest method over the term of the loan as an adjustment to interest yield. Unearned interest on certain personal loans, auto loans, and finance leases and discounts and premiums are recognized as income under a method that approximates the interest method. When a loan is paid-off or sold, any remaining unamortized net deferred fees, or costs, discounts and premiums are included in loan interest income in the period of payoff.

Nonaccrual and Past-Due Loans – Loans on which the recognition of interest income has been discontinued are designated as nonaccrual. Loans are classified as nonaccrual when they are 90 days past due for interest and principal, except for residential mortgage loans insured or guaranteed by the Federal Housing Administration (the "FHA"), the Veterans Administration (the "VA") or the PRHFA, and credit card loans. It is the Corporation's policy to report delinquent mortgage loans insured by the FHA, or guaranteed by the VA or the PRHFA, as loans past due 90 days and still accruing as opposed to nonaccrual loans since the principal repayment is insured or guaranteed, and such loans continue to accrue interest at the rate guaranteed by the government agency. However, when such FHA/VA loans are over 15 months delinquent, the Corporation discontinues the recognition of income taking into consideration the FHA interest curtailment process, and with respect to PRHFA loans when such loans are over 90 days delinquent. Credit card loans continue to accrue finance charges and fees until charged off at 180 days. Loans generally may be placed on nonaccrual status prior to when required by the policies described above when the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any). When a loan is placed on nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and amortization of any net deferred fees is suspended. Interest income on nonaccrual loans is recognized only to the extent it is received in cash. However, when there is doubt regarding the ultimate collectability of loan principal, all cash thereafter received is applied to reduce the carrying value of such loans (*i.e.*, the cost recovery method). Under the cost-recovery method, interest income is not recognized until the loan balance has been collected in full, including the charged-off portion. Generally, the Corporation returns a loan to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement, or after a sustained period of repayment performance (six months) and the loan is well secured and in the process of collection, and full repayment of the remaining contractual principal and interest is expected. Loans that are past due 30 days or more as to principal or interest are considered delinquent, with the exception of residential mortgage, commercial mortgage, and construction loans, which are considered past due when the borrower is in arrears on two or more monthly payments. The Corporation has elected not to measure an ACL on accrued interest related to loans held for investment as uncollectible accrued interest receivables are written off on a timely manner.

Collateral-dependent Loans – Certain commercial, residential and consumer loans for which repayment is expected to be provided substantially through the operation or sale of the loan collateral are considered to be collateral-dependent. Commercial and construction loans of $0.5 million or more and for which borrowers exhibit specific risk characteristics, such as repayment capacity or credit deterioration, are considered collateral dependent. Residential mortgage loans and home equity lines of credit are considered collateral dependent when they are 180 days or more past due. The ACL of collateral dependent loans is based on the fair value of the collateral at the reporting date, adjusted for undiscounted estimated costs to sell, as further discussed below. Auto loans and finance leases are not considered collateral dependent because its ACL is calculated using a PD/LGD model as further discussed below.

Charge-off of Uncollectible Loans – Net charge-offs consist of the unpaid principal balances of loans held for investment that the Corporation determines are uncollectible, net of recovered amounts. The Corporation records charge-offs as a reduction to the ACL and subsequent recoveries of previously charged-off amounts are credited to the ACL.

Construction, commercial mortgage, and commercial and industrial ("C&I") loans are written down to their net realizable value (fair value of collateral, less estimated costs to sell) when considered to be uncollectible. Within the consumer loan portfolio, closed-end consumer loans, including auto loans and finance leases, are charged off when payments are 120 days in arrears. Open-end (revolving credit) consumer loans, including credit card loans, are charged off when payments are 180 days in arrears. Residential mortgage loans that are 180 days delinquent are reviewed and charged-off, as needed, to the fair value of the underlying collateral less cost to sell. Generally, all loans may be charged off or written down to the fair value of the collateral prior to the application of the policies described above if a loss-confirming event has occurred. Loss-confirming events include, but are not limited to, bankruptcy (unsecured), continued delinquency, or receipt of an asset valuation indicating a collateral deficiency when the asset is the sole source of repayment.

Modifications Granted to Debtors Experiencing Financial Difficulties – The Corporation discloses loan modifications granted to debtors experiencing financial difficulties when, during the reporting period, the timing and/or amount of contractual cash flows is changed through a reduction in interest rate, term extension, an other-than-insignificant payment delay, or any combination thereof. A debtor is considered to be experiencing financial difficulties when there is significant doubt about the debtor's ability to make required payments on the debt or to get equivalent financing from another creditor at a market rate for similar debt. Modified loans are classified as either accrual or nonaccrual loans. Loans in accrual status may remain in accrual status when their contractual terms have been modified if the loans had demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. Otherwise, modified loans on nonaccrual status at the time of the restructuring will remain on nonaccrual status until the borrower has proven the ability to perform under the modified structure, generally for a minimum of six months, and there is evidence that such payments can, and are likely to, continue as agreed. Furthermore, the Corporation applies a non-discounted flow portfolio-based approach for the estimation of the ACL of modified loans to borrowers experiencing financial difficulties for all portfolios.

Allowance for credit losses for loans and finance leases

The ACL for loans and finance leases held for investment is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on loans. Loans are charged-off against the ACL when management confirms the loan balance is uncollectable.

The Corporation estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience is a significant input for the estimation of expected credit losses, as well as adjustments to historical loss information made for differences in current loan-specific risk characteristics, such as any difference in underwriting standards, portfolio mix, delinquency level, or term. Additionally, the Corporation's assessment involves evaluating key factors, which include credit and macroeconomic indicators, such as changes in unemployment rates, property values, and other relevant factors, to account for current and forecasted market conditions that are likely to cause estimated credit losses over the life of the loans to differ from historical credit losses. Expected credit losses are estimated over the contractual term of the loans, adjusted by prepayments when appropriate. The contractual term excludes expected extensions, and renewals, unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Corporation.

The Corporation estimates the ACL primarily based on a PD/LGD modeled approach, or individually primarily for collateral dependent loans. The Corporation evaluates the need for changes to the ACL by portfolio segments and classes of loans within certain of those portfolio segments. Factors such as the credit risk inherent in a portfolio and how the Corporation monitors the related quality, as well as the estimation approach to estimate credit losses, are considered in the determination of such portfolio segments and classes. The Corporation has identified the following portfolio segments:

- *Residential mortgage* – Residential mortgage loans are loans secured by residential real property together with the right to receive the payment of principal and interest on the loan. The majority of the Corporation's residential loans are fixed-rate first lien closed-end loans secured by 1-4 single-family residential properties.

- *Commercial mortgage* – Commercial mortgage loans are loans secured primarily by commercial real estate properties for which the primary source of repayment comes from rent and lease payments that are generated by an income-producing property.

- *Commercial and Industrial* – C&I loans include both unsecured and secured loans for which the primary source of repayment comes from the ongoing operations and activities conducted by the borrower and not from rental income or the sale or refinancing of any underlying real estate collateral; thus, credit risk is largely dependent on the commercial borrower's current and expected financial condition. The C&I loan portfolio consists of loans granted to large corporate customers as well as middle-market customers across several industries, and the government sector.

- *Construction* – Construction loans consist generally of loans secured by real estate made to finance the construction of industrial, commercial, or residential buildings and include loans to finance land development in preparation for erecting new structures. These loans involve an inherently higher level of risk and sensitivity to market conditions. Demand from prospective tenants or purchasers may erode after construction begins because of a general economic slowdown or otherwise.

- *Consumer* – Consumer loans generally consist of secured and unsecured loans extended to individuals for household, family, and other personal expenditures, including several classes of products.

For purposes of the ACL determination, the Corporation stratifies portfolio segments by two main regions (*i.e.,* the Puerto Rico/Virgin Islands region and the Florida region). The ACL is measured using a PD/LGD model that is calculated based on the product of a cumulative PD and LGD. PD and LGD estimates are updated quarterly for each loan over the remaining expected life to determine lifetime term structure curves. Under this approach, the Corporation calculates losses for each loan for all future periods using the PD and LGD loss rates derived from the term structure curves applied to the amortized cost basis of the loans, considering prepayments.

For residential mortgage loans, the Corporation stratifies the portfolio segment by the following two classes: (i) government-guaranteed residential mortgage loans, and (ii) conventional mortgage loans. Government-guaranteed loans are those originated to qualified borrowers under the FHA and the VA standards. Originated loans that meet the FHA's standards qualify for the FHA's insurance program whereas loans that meet the standards of the VA are guaranteed by such entity. No credit losses are determined for loans insured or guaranteed by the FHA or the VA due to the explicit guarantee of the U.S. federal government. On the other hand, an ACL is calculated for conventional residential mortgage loans, which are loans that do not qualify under the FHA or VA programs. PD estimates are based on, among other things, historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. LGD estimates are based on, among other things, historical charge-off events and recovery payments, loan-to-value attributes, and relevant current and forecasted macroeconomic variables, such as the regional House Price Index.

For commercial mortgage and construction loans, PD estimates are based on, among other things, industry historical default experience, property type, occupancy, and relevant current and forward-looking macroeconomic variables. LGD estimates are based on historical charge-off events and recovery payments, industry historical loss experience, specific attributes of the loans, such as loan-to-value, debt service coverage ratios, and net operating income, as well as relevant current and forecasted macroeconomic variables expectations, such as commercial real estate price indexes, the gross domestic product ("GDP"), interest rates, and unemployment rates, among others.

For C&I loans, PD estimates are based on industry historical default experience, financial performance and market value indicators, and current and forecasted relevant forward-looking macroeconomic variables. LGD estimates are based on industry historical loss experience, specific attributes of the loans, such as loan to value, as well as relevant current and forecasted expectations for macroeconomic variables, such as unemployment rates, interest rates, and market risk factors based on industry performance and the equity market.

For consumer loans, the Corporation stratifies the portfolio segment by the following five classes: (i) auto loans; (ii) finance leases; (iii) credit cards; (iv) personal loans; and (v) other consumer loans, such as open-end home equity revolving lines of credit and other types of consumer credit lines, among others. In determining the ACL, management considers consumer loans risk characteristics including, but not limited to, credit quality indicators such as payment performance period, delinquency and original FICO scores. The PD estimates are based on, among other things, the historical payment performance and relevant current and forward-looking macroeconomic variables, such as regional unemployment rates. LGD estimates are primarily based on historical charge-off events and recovery payments.

For the ACL determination of all portfolios, the expectations for relevant macroeconomic variables related to the Puerto Rico and Virgin Islands region consider an initial reasonable and supportable period of two years and a reversion period of up to three years, utilizing a straight-line approach and reverting back to the historical macroeconomic mean. For the Florida region, the methodology considers a reasonable and supportable forecast period and an implicit reversion towards the historical trend that varies for each macroeconomic variable. After reaching the long-term historical averages, the Corporation continues to estimate expected credit losses using the same forecast framework, with macroeconomic variables assumed to fluctuate around their long-term averages over the remaining expected life of the instruments.

Furthermore, the Corporation periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may be related to and include, but not be limited to, factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions, including, but not limited to, expectations about interest rate, inflation, and real estate price levels, as well as labor market challenges; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio and external factors that may ultimately impact credit quality, and (iii) other limitations associated with factors such as changes in underwriting and loan resolution strategies, among others.

The ACL of non-collateral dependent loans previously written down to their respective realizable values is generally measured using a risk-adjusted discounted cash flow method. Under this approach, all future cash flows (interest and principal) for each loan are adjusted by the PDs and LGDs derived from the term structure curves and prepayments and then discounted at the effective interest rate as of the reporting date to arrive at the net present value of future cash flows.

See Note 4 – "Allowance for Credit Losses for Loans and Finance Leases" for additional information about reserve balances for each portfolio segment and activity during the years ended December 31, 2025, 2024, and 2023.

Allowance for credit losses on off-balance sheet credit exposures and other assets

The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit unless the obligation is unconditionally cancellable by the Corporation. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its expected life. As of December 31, 2025 and 2024, the off-balance sheet credit exposures primarily consisted of unfunded loan commitments and standby letters of credit for commercial and construction loans. The Corporation utilized the PDs and LGDs derived from the above-explained methodologies for the commercial and construction loan portfolios. Under this approach, all future period losses for each loan are calculated using the PD and LGD loss rates derived from the term structure curves applied to the usage given default exposure. The ACL on off-balance sheet credit exposures is included as part of accounts payable and other liabilities in the consolidated statements of financial condition with adjustments included as part of the provision for credit losses in the consolidated statements of income.

See Note 4 – "Allowance for Credit Losses" for Loans and Finance Leases for additional information about reserve balances for unfunded loan commitments and activity during the years ended December 31, 2025, 2024, and 2023.

The Corporation also estimates expected credit losses for certain accounts receivable, primarily claims from government-guaranteed loans, loan servicing-related receivables, and other receivables. The ACL on other assets measured at amortized cost is included as part of other assets in the consolidated statements of financial condition with adjustments included as part of other non-interest expenses in the consolidated statements of income. As of December 31, 2025 and 2024, the ACL on other assets measured at amortized cost was immaterial.

Loans held for sale

Loans that the Corporation intends to sell or that the Corporation does not have the ability and intent to hold for the foreseeable future are classified as held-for-sale loans. Loans held for sale are recorded at the lower of cost or fair value less costs to sell. Generally, the loans held-for-sale portfolio consists of conforming residential mortgage loans that will be pooled into Government National Mortgage Association ("GNMA") MBS, which are then sold to investors, and conforming residential mortgage loans that the Corporation intends to sell to GSEs, such as the Federal National Mortgage Association ("FNMA") and the U.S. Federal Home Loan Mortgage Corporation ("FHLMC"). Generally, residential mortgage loans held for sale are valued on an aggregate portfolio basis and the value is primarily derived from quotations based on the MBS market. The amount by which cost exceeds market value in the aggregate portfolio of residential mortgage loans held for sale, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income and reported as part of mortgage banking activities in the consolidated statements of income. Loan costs and fees are deferred at origination and are recognized in income at the time of sale and are included in the amortized cost basis when evaluating the need for a valuation allowance. The fair value of commercial and construction loans held for sale, if any, is primarily derived from external appraisals, or broker price opinions that the Corporation considers, with changes in the valuation allowance reported as part of other non-interest income in the consolidated statements of income.

In certain circumstances, the Corporation transfers loans from/to held for sale or held for investment based on a change in strategy. If such a change in holding strategy is made, significant adjustments to the loans' carrying values may be necessary. Reclassifications of loans held for investment to held for sale are made at the amortized cost on the date of transfer and establish a new cost basis upon transfer. Write-downs of loans transferred from held for investment to held for sale are recorded as charge-offs at the time of transfer. Any previously recorded ACL is reversed in earnings after applying the write-down policy. Subsequent changes in value below amortized cost are recorded through a valuation allowance and are reflected in non-interest income in the consolidated statements of income. Reclassifications of loans held for sale to held for investment are made at the amortized cost on the transfer date and any previously recorded valuation allowance is reversed in earnings. Upon transfer to held for investment, the Corporation calculates an ACL using the CECL impairment model.

Transfers and servicing of financial assets and extinguishment of liabilities

After a transfer of financial assets in a transaction that qualifies for accounting as a sale, the Corporation derecognizes the financial assets when it has surrendered control and derecognizes liabilities when they are extinguished.

A transfer of financial assets in which the Corporation surrenders control over the assets is accounted for as a sale to the extent that consideration other than beneficial interests is received in exchange. The criteria that must be met to determine that the control over transferred assets has been surrendered include the following: (i) the assets must be isolated from creditors of the transferor; (ii) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (iii) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of the above criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing.

Servicing assets

The Corporation recognizes as separate assets the rights to service loans for others, whether those servicing assets are originated or purchased. In the ordinary course of business, loans are pooled into GNMA MBS for sale in the secondary market or sold to FNMA or FHLMC, with servicing retained. When the Corporation sells mortgage loans, it recognizes any retained servicing right ("servicing assets" or "MSRs") at the time of sale, based on its fair value.

MSRs retained in a sale or securitization arise from contractual agreements between the Corporation and investors in MBS and mortgage loans. Under these contracts, the Corporation performs loan-servicing functions in exchange for fees and other remuneration. The MSRs, included as part of other assets in the statements of financial condition, entitle the Corporation to servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The servicing fees are credited to income on a monthly basis when collected and recorded as part of mortgage banking activities in the consolidated statements of income. In addition, the Corporation generally receives other remuneration consisting of mortgagor-contracted fees such as late charges and prepayment penalties, which are credited to income when collected.

Considerable judgment is required to determine the fair value of the Corporation's MSRs. Unlike highly liquid investments, the fair value of MSRs cannot be readily determined because these assets are not actively traded in securities markets. The initial carrying value of an MSR is determined based on its fair value. The Corporation determines the fair value of the MSRs using a discounted static cash flow analysis, which incorporates current market assumptions commonly used by buyers of these MSRs and was derived from prevailing conditions in the secondary servicing market. The valuation of the Corporation's MSRs incorporates two sets of assumptions: (i) market-derived assumptions for discount rates, servicing costs, escrow earnings rates, floating earnings rates, and the cost of funds; and (ii) market assumptions calibrated to the Corporation's loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments, and prepayment penalties.

The Corporation periodically evaluates MSRs for impairment. Impairments are recognized through a valuation allowance by individual strata based on certain risk characteristics, such as region, terms, and coupons. Impairment charges are recorded as part of revenues from mortgage banking activities in the consolidated statements of income. If the value of the MSR subsequently increases, the recovery in value is recognized in current period earnings also as part of revenues from mortgage banking activities through a reduction in the valuation allowance. The Corporation also assesses whether any impairment is other-than-temporary. When recovery is not expected in the foreseeable future, the MSR is written down to its estimated recoverable value through the valuation allowance.

MSRs are amortized over the estimated life of the underlying loans using the income forecast method. Under this method, amortization is based on projected cash flows, with each period's expense determined by applying to the MSR carrying amount the ratio of current-period projected cash flows to total remaining forecasted cash flows.

As of each of December 31, 2025 and 2024, the Corporation serviced loans securitized through GNMA with a principal balance of $2.1 billion. As of December 31, 2025, the carrying amount of total MSRs totaled $23.3 million, compared to $25.0 million as of December 31, 2024. The year-over-year decrease primarily reflects $4.3 million in amortization expense, partially offset by $2.6 million in capitalized MSRs recorded during 2025. Sensitivity analyses as of each of December 31, 2025 and 2024 indicate that increases in the constant prepayment rate ("CPR") of 10% and 20% would reduce the MSR value by approximately 2% and 4%, respectively. Similarly, increases in the discount rate of 10% and 20% would reduce the MSR value by approximately 4% and 8%, respectively. The CPR assumptions used in the valuation were 6.06% and 6.34% as of December 31, 2025 and 2024, respectively, while the discount rate assumptions were 10.77% and 10.72% for the same periods. Key economic assumptions used in determining the fair value of MSRs capitalized during the years ended December 31, 2025, 2024, and 2023 were consistent with those applied to total MSRs. See Note 19 – "Fair Value" for information on the fair value of MSRs as of December 31, 2025 and 2024. For the year ended December 31, 2025, the Corporation recognized $6.4 million in net servicing income, included within mortgage banking activities in the consolidated statements of income. This amount reflects $10.0 million in servicing fee income, partially offset by $4.3 million in amortization expense. This compares to $6.8 million in net servicing income for the year ended December 31, 2024, which included $10.3 million in servicing fee income and $4.2 million in amortization expense, and $7.0 million in net servicing income for the year ended December 31, 2023, which included $10.6 million in servicing fee income and $4.3 million in amortization expense. Temporary impairment charges during the years ended December 31, 2025, 2024, and 2023 were not considered significant.

Premises and equipment

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the terms of the leases (*i.e.*, the contractual term plus lease renewals that are reasonably assured) or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When the Corporation sells or disposes of assets, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as part of other non-interest income in the consolidated statements of income. When the asset is no longer used in operations, and the Corporation intends to sell it, the asset is reclassified to other assets held for sale and is reported at the lower of the carrying amount or fair value less cost to sell. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairments on premises and equipment are included as part of occupancy and equipment expenses in the consolidated statements of income.

Operating leases

The Corporation, as lessee, determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, or at acquisition date in case of a business combination. As the rates implicit in the Corporation's operating leases are not readily determinable, the Corporation generally uses an incremental borrowing rate, calculated based on fully amortizing secured borrowings. Operating right-of-use ("ROU") assets are generally recognized based on the amount of the initial measurement of the lease liability. Non-lease components, such as common area maintenance charges, are not considered a part of the gross-up of the ROU asset and lease liability and are recognized as incurred. The Corporation's leases are primarily related to operating leases for the Bank's branches. The Corporation does not recognize ROU assets and lease liabilities that arise from short-term leases (less than 12 months). Operating lease expense, which is included as part of occupancy and equipment expenses in the consolidated statements of income, is recognized on a straight-line basis over the lease term that is based on the Corporation's assessment of whether the renewal options are reasonably certain to be exercised. The Corporation includes the ROU assets and lease liabilities as part of other assets and accounts payable and other liabilities, respectively, in the consolidated statements of financial condition.

As of December 31, 2025 and 2024, the Corporation, as lessee, did not have any leases that qualified as finance leases.

Other real estate owned

OREO, which consists of real estate acquired in settlement of loans, is recorded at fair value less estimated costs to sell the real estate acquired. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recorded with a charge to the ACL at the time of foreclosure or within six months after foreclosure. Thereafter, costs of maintaining and operating these properties, losses recognized on the periodic reevaluations of these properties, and gains or losses resulting from the sale of these properties are charged or credited to earnings and are included as part of net gain on OREO operations in the consolidated statements of income. Appraisals are obtained periodically, generally on an annual basis.

Claims arising from FHA/VA government-guaranteed residential mortgage loans

Upon the foreclosure on property collateralizing an FHA/VA government-guaranteed residential mortgage loan, the Corporation derecognizes the government-guaranteed mortgage loan and recognizes a receivable as part of other assets in the consolidated statements of condition if the conditions in ASC Subtopic 310-40, "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure," ("ASC Subtopic 310-40") are met. See Note 6– "Other Real Estate Owned" for additional information on foreclosures associated to FHA/VA government-guaranteed residential mortgage loans reclassified to other assets as of December 31, 2025 and 2024.

Goodwill and other intangible assets

Goodwill – Goodwill represents the excess of the purchase price over the fair value of net assets acquired (including identifiable intangibles) in business combinations. The Corporation allocates goodwill to the reporting unit(s) that are expected to benefit from the synergies of the business combination. Once allocated, goodwill is supported by all activities within the reporting unit, whether acquired or internally generated. The Corporation tests goodwill for impairment at least annually, during the fourth quarter of each year, or more frequently if events or circumstances indicate potential impairment. If, after evaluating relevant factors, management determines that it is more-likely-than-not that a reporting unit's fair value is less than its carrying value, a quantitative impairment test is performed. Goodwill as of each of December 31, 2025 and 2024 amounted to $38.6 million. There were no changes in the carrying amount of goodwill during the years ended December 31, 2025, 2024, and 2023. In addition to the goodwill recorded at the Commercial and Corporate, Consumer Retail, and Mortgage Banking reporting units in connection with the acquisition of Banco Santander Puerto Rico ("BSPR") in 2020, the Corporation's goodwill is mostly related to the United States (Florida) reporting unit. During the fourth quarter of 2025, management performed a qualitative assessment for each reporting unit and concluded that it was more-likely-than-not that fair value exceeded carrying value; therefore, no goodwill impairment was recorded. The qualitative assessment considered macroeconomic conditions, industry and market trends, interest rate fluctuations, financial performance of each reporting unit, peer performance, and recent market transactions.

Other Intangible Assets – As of December 31, 2025 and 2024, Corporation's other intangible assets consisted entirely of core deposit intangibles, totaling $3.5 million and $7.0 million, respectively. As of December 31, 2025, core deposit intangibles had a remaining amortization period of 4 years. These intangibles are amortized over the estimated useful lives of the related deposits, generally on a straight-line basis. The Corporation evaluates core deposit intangibles for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Management has identified no such indicators as of December 31, 2025, 2024, and 2023.

Securities purchased and sold under agreements to repurchase

The Corporation accounts for securities purchased under resale agreements and securities sold under repurchase agreements as collateralized financing transactions, generally recorded at the purchase or sale amount. The Corporation monitors the fair value of the underlying securities, and obtains or returns collateral, as necessary. Given the level of collateralization and ongoing monitoring, these transactions do not present material credit risk. The Corporation sells and acquires securities under agreements to repurchase or resell the same or similar securities. Generally, similar securities are securities from the same issuer, with identical form and type, similar maturity, identical contractual interest rates, similar assets as collateral, and the same aggregate unpaid principal amount. The counterparty to certain agreements may have the right to repledge the collateral by contract or custom. The Corporation presents such assets separately in the consolidated statements of financial condition as securities pledged with creditors' rights to repledge. Repurchase and resale activities may be transacted under legally enforceable master repurchase agreements that give the Corporation, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Corporation offsets repurchase and resale transactions with the same counterparty in the consolidated statements of financial condition where it has such a legally enforceable right under a master netting agreement, the intention of setoff is existent, the transactions have the same maturity date, and the amounts are determinable.

From time to time, the Corporation modifies repurchase agreements to take advantage of prevailing interest rates. Under applicable GAAP, if the modified terms result in a debt instrument that is substantially different, generally defined as a change in the present value of cash flows of 10% or more, the modification is accounted for as a debt extinguishment, and the new instrument is recorded at fair value, and such amount is used to determine the extinguishment gain or loss to be recognized through the consolidated statements of income and the effective rate of the new instrument. If the modification is not substantially different, the original carrying amount is retained and a new effective interest rate is established. The Corporation has determined that none of the repurchase agreements modified in the past were substantially different from the original terms, and, therefore, none resulted in a debt extinguishments.

Income taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In making such assessment, significant weight is given to evidence that can be objectively verified, including both positive and negative evidence. The authoritative guidance for accounting for income taxes requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, tax planning strategies and future taxable income, exclusive of the impact of the reversal of temporary differences and carryforwards. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance. The Corporation releases income tax effects from

OCL as pension and postretirement liabilities are extinguished. Discounts on purchased income tax credits are recognized in non-interest income when realized. See Note 17 – "Income Taxes" for additional information.

Under the authoritative accounting guidance, income tax benefits are recognized and measured based on a two-step analysis: i) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and ii) the benefit is measured at the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between a benefit not recognized in accordance with this analysis and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

See ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" below for the impact associated with the adoption of this standard during the fourth quarter of 2025.

Stock repurchases

Treasury shares are recorded at their reacquisition cost, as a reduction of stockholders' equity in the consolidated statements of financial condition. When reissuing treasury shares for the granting of stock-based compensation awards, treasury stock is reduced by the cost allocated to such stock and additional paid-in capital is credited for gains and debited for losses when treasury stock is reissued at prices that differ from the reacquisition cost.

Stock-based compensation

Compensation cost is recognized in the financial statements for all share-based payment grants. The First BanCorp. Omnibus Incentive Plan, as amended (the "Omnibus Plan") provides for equity-based and non-equity-based compensation incentives (the "awards") through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, other stock-based awards and cash-based awards. The compensation cost for an award, determined based on the estimate of the fair value at the grant date (considering forfeitures and any post-vesting restrictions), is recognized over the period during which an employee or director is required to provide services in exchange for an award, which is the vesting period, taking into account the retirement eligibility of the award.

Stock-based compensation accounting guidance requires the Corporation to reverse compensation expense for any awards that are forfeited due to employee or director turnover. Changes in the estimated forfeiture rate may have a significant effect on stock-based compensation as the Corporation recognizes the effect of adjusting the rate for all expense amortization in the period in which the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, an adjustment is made to increase the estimated forfeiture rate, which will decrease the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, an adjustment is made to decrease the estimated forfeiture rate, which will increase the expense recognized in the financial statements. For additional information regarding the Corporation's equity-based compensation and awards granted, see Note 11– "Stock-Based Compensation."

Comprehensive income (loss)

Comprehensive income for First BanCorp. includes net income, as well as changes in unrealized gains on available-for-sale debt securities and change in unrecognized pension and post-retirement costs, net of estimated tax effects.

Pension and other postretirement benefits

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans") (including a complementary postretirement benefits plan covering medical benefits and life insurance after retirement) that it assumed in the BSPR acquisition.

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715, "Retirement Benefits," requires the recognition of the funded status of each defined pension benefit plan, retiree health care plan and other postretirement benefit plans on the statements of financial condition.

In addition, the Corporation maintains contributory retirement plans covering substantially all employees. Employer contributions to the plan are charged to current earnings as part of employees' compensation and benefits expenses in the consolidated statements of income.

Segment information

The Corporation reports financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Executive Officer in deciding how to allocate resources and assess performance. The Corporation's CEO determined that the segregation that best fulfills the segment definition described above is by lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2025 and 2024, the Corporation had the following six operating segments that are all reportable segments: Commercial and Corporate Banking; Mortgage Banking; Consumer (Retail) Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. The accounting policies for the reportable business segments are the same as those used in the preparation of the Consolidated Financial Statements with respect to activities specifically attributable to each business segment. However, management methodologies utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to GAAP. As a result, reported segment results are not necessarily comparable with similar information reported by other financial institutions. See Note 21 – "Segment Information" for additional information.

Valuation of financial instruments

The measurement of fair value is fundamental to the Corporation's presentation of its financial condition and results of operations. The Corporation holds debt and equity securities, derivatives, and other financial instruments at fair value. The Corporation holds its investments and liabilities mainly to manage liquidity needs and interest rate risks. A meaningful part of the Corporation's total assets is reflected at fair value on the Corporation's financial statements.

The FASB's authoritative guidance for fair value measurement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable.

Under the fair value accounting guidance, an entity has the irrevocable option to elect, on a contract-by-contract basis, to measure certain financial assets and liabilities at fair value at the inception of the contract and, thereafter, to reflect any changes in fair value in current earnings. The Corporation did not make any fair value option election as of December 31, 2025 or 2024. See Note 19 – "Fair Value" for additional information.

Revenue from contract with customers

See Note 20 – "Revenue from Contracts with Customers" for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contracts with customers, including the income recognition for the insurance agency commissions' revenue.

Earnings per common share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Net income attributable to common stockholders represents net income adjusted for any preferred stock dividends, if any, including any preferred stock dividends declared but not yet paid, and any cumulative preferred stock dividends related to the current dividend period that have not been declared as of the end of the period. Basic weighted-average common shares outstanding excludes unvested shares of restricted stock that do not contain non-forfeitable dividend rights. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the number of weighted-average common shares is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued, referred to as potential common shares.

Potential dilutive common shares consist of unvested shares of restricted stock that do not contain non-forfeitable dividend rights, warrants outstanding during the period, and common stock issued under the assumed exercise of stock options, if any, using the treasury stock method. This method assumes that the potential dilutive common shares are issued and outstanding and the proceeds from the exercise, in addition to the amount of compensation cost attributable to future services, are used to purchase common stock at the exercise date. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock, stock options, and warrants outstanding during the period, if any, that result in lower potential dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. Potential dilutive common shares also include performance units that do not contain non-forfeitable dividend rights if the performance condition is met as of the end of the reporting period.

Adoption of New Accounting Requirements

Standard	Description	Effective Date	Effect on the financial statements
ASU 2023-09 -Income Taxes (Topic 740): Improvements to Income Tax Disclosures, Issued December 2023	In December 2023, the FASB issued ASU 2023-09 to improve the annual income tax disclosures to, among other things, require disclosure of the following: eight prescribed categories in the tabular rate reconciliation (using both percentages and dollar amounts) with certain reconciling items at or above 5% further broken out by nature and/or jurisdiction; income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes; the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received); income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign; and income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign.	Management adopted the guidance during the fourth quarter of 2025.	The ASU has been applied retrospectively. Accordingly, comparative disclosures were provided for all periods presented. As part of the adoption of this ASU, the Corporation expanded its income tax rate reconciliation to separately present nontaxable or nondeductible items, as well as changes in unrecognized tax benefits. Additionally, the Corporation provided disaggregated disclosures for its major jurisdictions, which include local and federal taxes.

The Corporation was not impacted by the adoption of the following Accounting Standards Updates ("ASUs") during 2025:

- ASU 2024-02, "Codification Improvements – Amendments to Remove References to the Concepts Statements"
- ASU 2024-01, "Compensation – Stock Compensation (Topic 718): Stock Application of Profits Interest and Similar Awards".

Recently Issued Accounting Standards Not Yet Effective or Not Yet Adopted

Standard	Description	Effective Date	Effect on the Financial Statements
ASU 2025-11, "Interim Reporting"	In December 2025, the FASB issued ASU 2025-11, which clarifies when ASC 270 applies, addresses the form and content of such financial statements, lists the interim disclosures required by all other Codification topics, and establishes a disclosure principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity.	Effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements.	The Corporation will consider this guidance when preparing its interim disclosures for the first quarter of 2028.
ASU 2025-08, "Financial Instruments – Credit Losses (Topic 326): Purchased Loans"	In November 2025, the FASB issued ASU 2025-08, which expands the population of acquired financial assets subject to the gross-up approach in ASC 326 to include closed-ended purchased seasoned loans, which include non-PCD loans that are obtained in a business combination and non-PCD loans that are obtained in an asset acquisition or upon consolidation of a VIE that is not a business and are acquired more than 90 days after their origination date by a transferee that was not involved in their origination. In addition, an entity can elect to use the amortized cost basis of the asset to subsequently measure the ACL if a method other than a discounted cash flow method is used.	Effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. The amendments in this ASU should be applied prospectively to loans that are acquired on or after the adoption date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued.	The Corporation will consider this standard for loans that are acquired on or after the adoption date.
ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software"	In September 2025, the FASB issued ASU 2025-06, which, among other things, removes all references to project stages in ASC 350-40 and replaces them with a probability-based assessment framework to determine the appropriate point at which capitalization of software development costs should begin.	Effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. Any of the following transition approaches may be elected: a prospective transition approach, a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption, and a retrospective transition approach.	The Corporation does not expect to be materially impacted by the adoption of this ASU during the first quarter of 2028.
ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets"	In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient for current accounts receivable and current contract assets accounted for pursuant to ASC Topic 606. Such practical expedient, if elected, allows an entity to assume that current economic conditions as of the reporting date remain unchanged over their remaining lives.	Effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. Prospective application is required.	The Corporation does not expect to be materially impacted by the adoption of this ASU during the first quarter of 2026.

| ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" | In November 2024, the FASB issued ASU 2024-03, which requires disclosure in the notes to financial statements at each interim and annual reporting period, of specified information about certain costs and expenses in a tabular format, including but not limited to, employee compensation and intangible asset amortization; the inclusion of amounts already required under previous GAAP in the same disclosure as these disaggregation requirements; and a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. | Effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements not yet issued. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. | The Corporation will be impacted by the standard and will disclose required information by the adoption date. |

The Corporation does not expect to be impacted by the following ASUs that are not yet effective or have not yet been adopted:

- ASU 2025-12, "Codification Improvements"
- ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements"
- ASU 2025-07, "Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract"
- ASU 2025-04, "Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Shared-Based Consideration Payable to a Customer"
- ASU 2025-03, "Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity"
- ASU 2024-04, "Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments"

NOTE 2 – DEBT SECURITIES

Available-for-Sale Debt Securities

The amortized cost, gross unrealized gains and losses, ACL, estimated fair value, and weighted-average yield of available-for-sale debt securities by contractual maturities as of December 31, 2025 and 2024 were as follows:

| | December 31, 2025 | | | | | |
| | | Gross Unrealized | | | | Weighted- |
	Amortized cost (1)	Gains	Losses	ACL	Fair Value (2)	average yield%
(Dollars in thousands)						
U.S. Treasury securities:						
Due within one year	$ 497,159	$ 183	$ -	$ -	$ 497,342	3.85
U.S. GSEs' obligations:						
Due within one year	402,352	17	4,659	-	397,710	0.92
After 1 to 5 years	500,025	5	16,114	-	483,916	1.45
After 5 to 10 years	14,996	-	11	-	14,985	4.75
After 10 years	6,547	-	46	-	6,501	3.97
Puerto Rico government obligation:						
After 10 years (3)	2,700	-	762	318	1,620	-
United States and Puerto Rico government obligations	1,423,779	205	21,592	318	1,402,074	2.18
MBS:						
Residential MBS:						
U.S. Agencies MBS	2,401,704	2,360	256,589	-	2,147,475	1.80
U.S. Agencies collateralized mortgage obligations ("CMOs")	833,330	4,123	39,299	-	798,154	3.95
Private label MBS	5,072	-	1,361	445	3,266	5.92
Total Residential MBS (4)	3,240,106	6,483	297,249	445	2,948,895	2.36
U.S. Agencies Commercial MBS (4)	238,097	508	35,542	-	203,063	2.42
Total MBS	3,478,203	6,991	332,791	445	3,151,958	2.36
Total available-for-sale debt securities	$ 4,901,982	$ 7,196	$ 354,383	$ 763	$ 4,554,032	2.31

| | December 31, 2024 | | | | | |
| | | Gross Unrealized | | | | Weighted- |
	Amortized cost (1)	Gains	Losses	ACL	Fair value (2)	average yield%
(Dollars in thousands)						
U.S. Treasury securities:						
Due within one year	$ 59,992	$ -	$ 803	$ -	$ 59,189	0.75
U.S. GSEs' obligations:						
Due within one year	1,090,678	-	22,826	-	1,067,852	0.79
After 1 to 5 years	817,835	39	53,195	-	764,679	0.96
After 10 years	7,835	-	35	-	7,800	4.73
Puerto Rico government obligation:						
After 10 years (3)	2,951	-	986	345	1,620	-
United States and Puerto Rico government obligations	1,979,291	39	77,845	345	1,901,140	0.87
MBS:						
Residential MBS:						
U.S. Agencies MBS	2,538,226	57	386,773	-	2,151,510	1.62
U.S. Agencies CMOs	377,812	74	52,338	-	325,548	2.88
Private label MBS	6,086	-	1,715	176	4,195	6.62
Total Residential MBS (4)	2,922,124	131	440,826	176	2,481,253	1.79
U.S Agencies Commercial MBS (4)	222,993	13	41,097	-	181,909	2.12
Total MBS	3,145,117	144	481,923	176	2,663,162	1.82
Other:						
Due within one year	1,000	-	-	-	1,000	2.32
Total available-for-sale debt securities	$ 5,125,408	$ 183	$ 559,768	$ 521	$ 4,565,302	1.45

(1) Excludes accrued interest receivable on available-for-sale debt securities that totaled $9.4 million and $9.6 million as of December 31, 2025 and 2024, respectively, reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.

(2) Includes $230.2 million (amortized cost - $251.0 million) and $466.1 million (amortized cost - $533.7 million) as of December 31, 2025 and 2024, respectively, that was pledged at the FHLB as collateral for borrowings and letters of credit, as well as $2.5 billion (amortized cost - $2.7 billion) and $3.0 billion (amortized cost - $3.3 billion) as of December 31, 2025 and 2024, respectively, pledged as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

(3) Consists of a residential pass-through MBS issued by the PRHFA that is collateralized by certain second mortgages originated under a program launched by the Puerto Rico government in 2010 and is in nonaccrual status based on the delinquency status of the underlying second mortgage loans collateral.

(4) The weighted-average remaining contractual life of residential MBS and commercial MBS was 16.3 years and 29.1 years, respectively, as of December 31, 2025, compared to 15.3 years and 30.0 years, respectively, as of December 31, 2024.

During 2025, the Corporation purchased approximately $1.9 billion in available-for-sale debt securities, of which $974.9 million were U.S. agencies MBS and debentures with an average yield of 4.76%, including $872.1 million of residential MBS; and $963.2 million were U.S. Treasury securities with an average yield of 4.02%.

The following tables present the fair value and gross unrealized losses of the Corporation's available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2025 and 2024. The tables also include debt securities for which an ACL was recorded.

	As of December 31, 2025					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and U.S. GSEs' obligations	$ 91,584	$ 100	$ 796,505	$ 20,730	$ 888,089	$ 20,830
Puerto Rico government obligation	-	-	1,620	762 (1)	1,620	762
MBS:						
Residential MBS:						
U.S. Agencies MBS	52,599	148	1,851,881	256,441	1,904,480	256,589
U.S. Agencies CMOs	74,773	402	170,490	38,897	245,263	39,299
Private label	-	-	3,266	1,361 (1)	3,266	1,361
U.S. Agencies Commercial MBS	2,810	150	138,412	35,392	141,222	35,542
	$ 221,766	$ 800	$ 2,962,174	$ 353,583	$ 3,183,940	$ 354,383

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2025, the PRHFA bond and private label MBS had an ACL of $0.3 million and $0.5 million, respectively.

	As of December 31, 2024					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and U.S. GSEs' obligations	$ 8,005	$ 35	$ 1,886,046	$ 76,824	$ 1,894,051	$ 76,859
Puerto Rico government obligation	-	-	1,620	986 (1)	1,620	986
MBS:						
Residential MBS:						
U.S. Agencies MBS	111,830	725	2,036,293	386,048	2,148,123	386,773
U.S. Agencies CMOs	52,778	248	187,772	52,090	240,550	52,338
Private label	-	-	4,195	1,715 (1)	4,195	1,715
U.S. Agencies Commercial MBS	44,831	823	131,152	40,274	175,983	41,097
	$ 217,444	$ 1,831	$ 4,247,078	$ 557,937	$ 4,464,522	$ 559,768

(1) Unrealized losses do not include the credit loss component recorded as part of the ACL. As of December 31, 2024, the PRHFA bond and private label MBS had an ACL of $0.3 million and $0.2 million, respectively.

Assessment for Credit Losses

The Corporation expects no credit losses on debt securities issued by U.S. government agencies, U.S. GSEs and the U.S. Treasury given the explicit and implicit guarantees provided by the U.S. federal government. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because, as of December 31, 2025, the Corporation did not have the intent to sell these debt securities and determined that it was likely that it will not be required to sell these securities before their anticipated recovery, the Corporation does not consider impairments on these securities to be credit related. The Corporation's credit loss assessment was concentrated mainly on private label MBS and on the Puerto Rico government debt security, for which credit losses are evaluated on a quarterly basis.

The following tables present a roll-forward of the ACL on available-for-sale debt securities by major security type for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31, 2025		
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 176	$ 345	$ 521
Provision for credit losses - expense (benefit)	281	(27)	254
Net charge-offs	(12)	-	(12)
ACL on available-for-sale debt securities	$ 445	$ 318	$ 763

	Year Ended December 31, 2024		
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 116	$ 395	$ 511
Provision for credit losses - (benefit)	-	(50)	(50)
Net recoveries	60	-	60
ACL on available-for-sale debt securities	$ 176	$ 345	$ 521

	Year Ended December 31, 2023		
	Private label MBS	Puerto Rico Government Obligations	Total
(In thousands)			
Beginning balance	$ 83	$ 375	$ 458
Provision for credit losses - expense	-	20	20
Net recoveries	33	-	33
ACL on available-for-sale debt securities	$ 116	$ 395	$ 511

During 2025, the Corporation recognized $86.0 million of interest income on available-for-sale debt securities (2024 - $71.7 million; 2023 - $78.3 million), of which $53.5 million was exempt (2024 - $36.2 million; 2023 - $39.1 million). The exempt securities primarily relate to MBS and government obligations held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act.

Held-to-Maturity Debt Securities

The amortized cost, gross unrecognized gains and losses, estimated fair value, ACL, weighted-average yield and contractual maturities of held-to-maturity debt securities as of December 31, 2025 and 2024 were as follows:

| | December 31, 2025 | | | | | |
| | | Gross Unrecognized | | | | Weighted- |
	Amortized cost (1) (2)	Gains	Losses	Fair value	ACL	average yield%
(Dollars in thousands)						
Government bonds:						
Due within one year	$ 1,044	$ 42	$ 3	$ 1,083	$ 2	4.94
After 1 to 5 years	54,611	1,921	131	56,401	437	7.05
After 5 to 10 years	10,376	653	159	10,870	95	4.78
After 10 years	14,870	22	6	14,886	199	7.46
Total government bonds	80,901	2,638	299	83,240	733	6.81
MBS:						
Residential MBS:						
U.S. Agencies MBS	89,798	-	2,245	87,553	-	3.99
U.S. Agencies CMOs	21,653	-	392	21,261	-	3.40
Total Residential MBS (3)	111,451	-	2,637	108,814	-	3.87
U.S. Agencies Commercial MBS (3)	72,944	-	2,943	70,001	-	2.13
Total MBS	184,395	-	5,580	178,815	-	3.19
Total held-to-maturity debt securities	$ 265,296	$ 2,638	$ 5,879	$ 262,055	$ 733	4.29

| | December 31, 2024 | | | | | |
| | | Gross Unrecognized | | | | Weighted- |
	Amortized cost (1) (2)	Gains	Losses	Fair value	ACL	average yield%
(Dollars in thousands)						
Government bonds:						
Due within one year	$ 2,214	$ 134	$ 6	$ 2,342	$ 6	5.07
After 1 to 5 years	61,289	2,724	438	63,575	433	7.33
After 5 to 10 years	13,184	811	205	13,790	127	5.79
After 10 years	15,755	146	-	15,901	236	8.07
Total government bonds	92,442	3,815	649	95,608	802	7.18
MBS:						
Residential MBS:						
U.S. Agencies MBS	103,753	-	6,123	97,630	-	3.96
U.S. Agencies CMOs	25,566	-	1,321	24,245	-	3.49
Total Residential MBS (3)	129,319	-	7,444	121,875	-	3.86
U.S. Agencies Commercial MBS (3)	96,025	-	5,468	90,557	-	3.88
Total MBS	225,344	-	12,912	212,432	-	3.87
Total held-to-maturity debt securities	$ 317,786	$ 3,815	$ 13,561	$ 308,040	$ 802	4.83

(1) Excludes accrued interest receivable on held-to-maturity debt securities that totaled $3.2 million and $4.1 million as of December 31, 2025 and 2024, respectively, reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and excluded from the estimate of credit losses.

(2) Includes $153.0 million (fair value - $150.9 million) and $198.6 million (fair value - $192.4 million) as of December 31, 2025 and 2024, respectively, that serves as collateral for the uninsured portion of government deposits. The secured parties are not permitted to sell or repledge the collateral.

(3) The weighted-average remaining contractual life of residential MBS and commercial MBS was 21.0 years and 11.9 years, respectively, as of December 31, 2025, compared to 21.5 years and 13.2 years, respectively, as of December 31, 2024.

The following tables present the Corporation's held-to-maturity debt securities' fair value and gross unrecognized losses, aggregated by category and length of time that individual securities had been in a continuous unrecognized loss position, as of December 31, 2025 and 2024, including debt securities for which an ACL was recorded:

	As of December 31, 2025							
	Less than 12 months		12 months or more		Total			
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses		
(In thousands)								
Government bonds	$ -	$ -	$ 21,460	$ 299	$ 21,460	$ 299		
MBS:								
Residential MBS:								
U.S. Agencies MBS	-	-	87,553	2,245	87,553	2,245		
U.S. Agencies CMOs	-	-	21,261	392	21,261	392		
U.S. Agencies Commercial MBS	-	-	70,001	2,943	70,001	2,943		
Total held-to-maturity debt securities	$ -	$ -	$ 200,275	$ 5,879	$ 200,275	$ 5,879		

	As of December 31, 2024							
	Less than 12 months		12 months or more		Total			
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses		
(In thousands)								
Government bonds	$ -	$ -	$ 20,071	$ 649	$ 20,071	$ 649		
MBS:								
Residential MBS:								
U.S Agencies MBS	-	-	97,630	6,123	97,630	6,123		
U.S. Agencies CMOs	-	-	24,245	1,321	24,245	1,321		
U.S. Agencies Commercial MBS	-	-	90,557	5,468	90,557	5,468		
Total held-to-maturity debt securities	$ -	$ -	$ 232,503	$ 13,561	$ 232,503	$ 13,561		

The Corporation classifies the held-to-maturity debt securities portfolio into the following major security types: MBS issued or guaranteed by GSEs and underlying collateral and government bonds, primarily consisting of Puerto Rico municipal bonds. The Corporation does not recognize an ACL for MBS issued or guaranteed by GSEs since they are highly rated by major rating agencies and have a long history of no credit losses. In the case of government bonds, the Corporation determines the ACL based on the product of a cumulative PD and LGD, and the amortized cost basis of the bonds over their remaining expected life as described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies."

The Corporation performs periodic credit quality reviews on these issuers. All of the government bonds were current as to scheduled contractual payments as of December 31, 2025.

The following table presents the activity in the ACL for held-to-maturity debt securities by major security type for the years ended December 31, 2025, 2024 and 2023:

	Government Bonds		
	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Beginning Balance	$ 802	$ 2,197	$ 8,286
Provision for credit losses - (benefit)	(69)	(1,395)	(6,089)
ACL on held-to-maturity debt securities	$ 733	$ 802	$ 2,197

During 2025, the Corporation recognized $13.9 million of interest income on held-to-maturity debt securities (2024 - $17.1 million; 2023 - $20.9 million), of which $13.6 million was exempt (2024 - $16.8 million; 2023 - $20.5 million). The exempt securities relate to tax-exempt Puerto Rico municipal bonds and MBS held by IBEs (as defined in the International Banking Entity Act of Puerto Rico), whose interest income and sales are exempt from Puerto Rico income taxation under that act.

Credit Quality Indicators:

The held-to-maturity debt securities portfolio consisted of GSEs' MBS, for which the Corporation expects no credit losses, and financing arrangements with the government issued in bond form, which are accounted for as securities but are underwritten as loans with features that are typically found in commercial loans. Accordingly, the Corporation monitors the credit quality of these government bonds through the use of internal credit-risk ratings, which are generally updated on a quarterly basis. The Corporation considers a government bond as a criticized asset if its risk rating is Special Mention, Substandard, Doubtful, or Loss. Government bonds that do not meet the criteria for classification as criticized assets are considered to be Pass-rated securities. The asset categories are defined below:

Pass – Assets classified as Pass have a well-defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization and include assets categorized as Watch. Assets classified as Watch have acceptable business credit, but borrowers' operations, cash flow or financial condition evidence more than average risk and requires additional level of supervision and attention from loan officers.

Special Mention – Special Mention assets have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Corporation's credit position at some future date. Special Mention assets are not adversely classified and do not expose the Corporation to sufficient risk to warrant adverse classification.

Substandard – Substandard assets are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as Substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Doubtful classifications have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently known facts, conditions and values. A Doubtful classification may be appropriate in cases where significant risk exposures are perceived, but loss cannot be determined because of specific reasonable pending factors, which may strengthen the credit in the near term.

Loss – Assets classified as Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may occur in the future. There is little or no prospect for near term improvement and no realistic strengthening action of significance pending.

The Corporation periodically reviews its government bonds to evaluate if they are properly classified, and to measure credit losses on these securities. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor.

The Corporation's Loan Review Group reports to the Risk Management Committee and administratively to the Chief Risk Officer. It performs annual reviews of the Bank's commercial loan portfolios, including the above-mentioned government bonds. These reviews assess the accuracy of loan risk ratings and compliance with lending policies and procedures. The monitoring performed by this group helps evaluate credit risk, adherence to underwriting standards, and the effectiveness of credit management, while identifying any deficiencies. Based on its findings, it recommends corrective actions, as needed. Results of the credit process reviews are reported to the Risk Management Committee.

As of December 31, 2025 and 2024, all government bonds classified as held-to-maturity were classified as Pass.

No held-to-maturity debt securities were on nonaccrual status, 90 days past due and still accruing, or past due as of December 31, 2025 and 2024. A security is considered to be past due once it is 30 days contractually past due under the terms of the agreement.

NOTE 3 – LOANS HELD FOR INVESTMENT

The following table provides information about the loan portfolio held for investment by portfolio segment and disaggregated by geographic locations as of the indicated dates:

(In thousands)	As of December 31, 2025		As of December 31, 2024	
Puerto Rico and Virgin Islands region:				
Residential mortgage loans, mainly secured by first mortgages	$	2,377,604	$	2,323,205
Construction loans		263,640		184,427
Commercial mortgage loans		1,763,927		1,867,894
C&I loans		2,519,002		2,325,875
Consumer loans		3,703,019		3,750,205
Loans held for investment	$	10,627,192	$	10,451,606
Florida region:				
Residential mortgage loans, mainly secured by first mortgages	$	530,698	$	505,226
Construction loans		1,928		43,969
Commercial mortgage loans		790,325		698,090
C&I loans		1,169,356		1,040,163
Consumer loans		5,857		7,502
Loans held for investment	$	2,498,164	$	2,294,950
Total:				
Residential mortgage loans, mainly secured by first mortgages	$	2,908,302	$	2,828,431
Construction loans		265,568		228,396
Commercial mortgage loans		2,554,252		2,565,984
C&I loans [1]		3,688,358		3,366,038
Consumer loans		3,708,876		3,757,707
Loans held for investment [2]		13,125,356		12,746,556
ACL on loans and finance leases		(249,037)		(243,942)
Loans held for investment, net	$	12,876,319	$	12,502,614

(1) As of December 31, 2025 and 2024, includes $887.5 million and $780.9 million, respectively, of commercial loans that were secured by real estate and for which the primary source of repayment at origination was not dependent upon such real estate.

(2) Includes accretable fair value net purchase discounts of $18.4 million and $23.6 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Corporation had net deferred origination costs on its loan portfolio amounting to $1.0 million and $1.8 million, respectively. The total loan portfolio is net of unearned income of $116.8 million and $130.4 million as of December 31, 2025 and 2024, respectively, of which $113.2 million and $126.0 million are related to finance leases as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Corporation was servicing residential mortgage loans owned by others in an aggregate amount of $3.6 billion (2024 — $3.7 billion), and commercial loan participations owned by others in an aggregate amount of $252.8 million as of December 31, 2025 (2024 — $262.9 million).

Various loans were assigned as collateral for borrowings, government deposits, certain time deposits accounts, and related unused commitments. The carrying value of loans pledged as collateral amounted to $5.7 billion and $5.4 billion as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, loans pledged as collateral include $2.1 billion and $1.7 billion respectively, that were pledged at the FHLB as collateral for borrowings and letters of credit; $3.4 billion pledged as collateral to secure borrowing capacity at the FED Discount Window as of each of December 31, 2025 and 2024; $126.1 million pledged to secure as collateral for the uninsured portion of government deposits, compared to $163.5 million as of December 31, 2024; and $111.2 million pledged to secure certain time deposits accounts, compared to $123.0 million as of December 31, 2024.

The Corporation's aging of the loan portfolio held for investment, as well as information about nonaccrual loans with no ACL, by portfolio classes as of December 31, 2025 and 2024 are as follows:

As of December 31, 2025

	Current [(1)]	Days Past Due and Accruing 30-59	60-89	90+ [(2)(3)(4)]	Nonaccrual [(5)]	Total loans held for investment	Nonaccrual Loans with no ACL [(6)]
(In thousands)							
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans [(1)(2)(4)]	$ 70,781	$ -	$ 2,163	$ 15,776	$ -	$ 88,720	$ -
Conventional residential mortgage loans [(1)(3)(5)]	2,758,359	-	25,985	6,069	29,169	2,819,582	-
Commercial loans:							
Construction loans	260,032	-	-	-	5,536	265,568	956
Commercial mortgage loans [(1)(3)]	2,544,283	141	513	933	8,382	2,554,252	952
C&I loans [(5)]	3,653,509	1,514	2,563	2,730	28,042	3,688,358	13,752
Consumer loans:							
Auto loans	1,952,600	63,085	12,661	-	14,665	2,043,011	631
Finance leases	871,810	14,049	2,670	-	3,510	892,039	100
Personal loans	325,474	5,185	2,705	-	1,792	335,156	-
Credit cards	278,938	4,479	3,266	6,405	-	293,088	-
Other consumer loans	140,117	2,157	1,841	-	1,467	145,582	-
Total loans held for investment	$ 12,855,903	$ 90,610	$ 54,367	$ 31,913	$ 92,563	$ 13,125,356	$ 16,391

(1) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2025 amounted to $8.7 million, $59.1 million, and $0.8 million, respectively.

(2) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15-month delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $4.1 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent as of December 31, 2025.

(3) Includes purchased credit deteriorated ("PCD") loans previously accounted for under ASC Subtopic 310-30 for which the Corporation elected to treat pools of these loans as single assets both at the time of adoption of CECL methodology on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $4.8 million as of December 31, 2025 ($3.9 million conventional residential mortgage loans and $0.9 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(4) Included rebooked loans, which were previously pooled into GNMA securities, amounting to $6.7 million as of December 31, 2025. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(5) Nonaccrual loans in the Florida region amounted to $11.3 million as of December 31, 2025, of which $11.1 million were residential mortgage loans and $0.2 million was a C&I loan.

(6) There were no nonaccrual loans with no ACL in the Florida region as of December 31, 2025.

As of December 31, 2024

(In thousands)	Current [1]	Days Past Due and Accruing			Nonaccrual [5]	Total loans held for investment	Nonaccrual Loans with no ACL [6]
		30-59	60-89	90+ [2] [3] [4]			
Residential mortgage loans, mainly secured by first mortgages:							
FHA/VA government-guaranteed loans [1] [2] [4]	$ 70,529	$ -	$ 2,907	$ 18,816	$ -	$ 92,252	$ -
Conventional residential mortgage loans [1] [3] [5]	2,666,959	-	29,867	7,404	31,949	2,736,179	-
Commercial loans:							
Construction loans	227,031	-	-	-	1,365	228,396	968
Commercial mortgage loans [1] [3]	2,554,226	-	-	907	10,851	2,565,984	6,732
C&I loans	3,336,465	1,589	575	6,895	20,514	3,366,038	1,189
Consumer loans:							
Auto loans	1,935,995	61,524	13,354	-	15,305	2,026,178	1,032
Finance leases	875,663	15,879	4,092	-	3,812	899,446	275
Personal loans	349,588	6,591	3,593	-	2,136	361,908	3
Credit cards	303,311	5,366	3,969	8,368	-	321,014	-
Other consumer loans	143,957	2,222	1,447	-	1,535	149,161	-
Total loans held for investment	$ 12,463,724	$ 93,171	$ 59,804	$ 42,390	$ 87,467	$ 12,746,556	$ 10,199

(1) According to the Corporation's delinquency policy and consistent with the instructions for the preparation of the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the Federal Reserve Board, residential mortgage, commercial mortgage, and construction loans are considered past due when the borrower is in arrears on two or more monthly payments. FHA/VA government-guaranteed loans, conventional residential mortgage loans, and commercial mortgage loans past due 30-59 days, but less than two payments in arrears, as of December 31, 2024 amounted to $8.8 million, $65.6 million, and $1.0 million, respectively.

(2) It is the Corporation's policy to report delinquent FHA/VA government-guaranteed residential mortgage loans as past-due loans 90 days and still accruing as opposed to nonaccrual loans. The Corporation continues accruing interest on these loans until they have passed the 15-month delinquency mark, taking into consideration the FHA interest curtailment process. These balances include $8.0 million of residential mortgage loans guaranteed by the FHA that were over 15 months delinquent as of December 31, 2024.

(3) Includes PCD loans previously accounted for under ASC Subtopic 310-30 for which the Corporation elected to treat pools of these loans as single assets both at the time of adoption of CECL on January 1, 2020 and on an ongoing basis for credit loss measurement. These loans will continue to be excluded from nonaccrual loan statistics as long as the Corporation can reasonably estimate the timing and amount of cash flows expected to be collected on the loan pools. The portion of such loans contractually past due 90 days or more, amounting to $6.2 million as of December 31, 2024 ($5.3 million conventional residential mortgage loans, and $0.9 million commercial mortgage loans), is presented in the loans past due 90 days or more and still accruing category in the table above.

(4) Include rebooked loans, which were previously pooled into GNMA securities, amounting to $5.7 million as of December 31, 2024. Under the GNMA program, the Corporation has the option but not the obligation to repurchase loans that meet GNMA's specified delinquency criteria. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements with an offsetting liability.

(5) Nonaccrual loans in the Florida region amounted to $8.6 million as of December 31, 2024, of which $8.5 million were residential mortgage loans.

(6) There were no nonaccrual loans with no ACL in the Florida region as of December 31, 2024.

When a loan is placed in nonaccrual status, any accrued but uncollected interest income is reversed and charged against interest income and the amortization of any net deferred fees is suspended. The amount of accrued interest reversed against interest income totaled $3.3 million, $3.1 million, and $2.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. For the year ended December 31, 2025, interest income recognized on nonaccrual loans amounted to $1.5 million, compared to $1.8 million for each of the years ended December 31, 2024 and 2023.

As of December 31, 2025, the recorded investment on residential mortgage loans collateralized by residential real estate property that were in the process of foreclosure amounted to $26.2 million, including $6.7 million of FHA/VA government-guaranteed mortgage loans, and $3.2 million of PCD loans acquired prior to the adoption, on January 1, 2020, of CECL. The Corporation commences the foreclosure process on residential real estate loans when a borrower becomes 120 days delinquent. Foreclosure procedures and timelines vary depending on whether the property is located in a judicial or non-judicial state. Occasionally, foreclosures may be delayed due to, among other reasons, mandatory mediations, bankruptcy, court delays, and title issues.

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes non-homogeneous loans, such as commercial mortgage, C&I, and construction loans individually to classify the loans' credit risk. The Corporation periodically reviews its commercial and construction loans to evaluate if they are properly classified. The frequency of these reviews will depend on the amount of the aggregate outstanding debt, and the risk rating classification of the obligor. In addition, during the renewal and annual review process of applicable credit facilities, the Corporation evaluates the corresponding loan grades. The Corporation uses the same definition for risk ratings as those described for Puerto Rico municipal bonds accounted for as held-to-maturity debt securities, as discussed in Note 2 - "Debt Securities."

For residential mortgage and consumer loans, the Corporation evaluates credit quality based on its interest accrual status.

Based on the most recent analysis performed, the amortized cost of commercial and construction loans by portfolio classes and by origination year based on the internal credit-risk category as of December 31, 2025 and 2024, and the gross charge-offs for the years ended December 31, 2025 and 2024 by portfolio classes and by origination year were as follows:

Puerto Rico and Virgin Islands Region	As of December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year [1]							
	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 21,427	$ 112,490	$ 115,427	$ 4,846	$ 219	$ 3,695	$ -	$ 258,104
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	4,321	-	-	1,215	-	5,536
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 21,427	$ 112,490	$ 119,748	$ 4,846	$ 219	$ 4,910	$ -	$ 263,640
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 205,625	$ 305,963	$ 165,231	$ 330,570	$ 119,291	$ 608,805	$ 5,674	$ 1,741,159
Criticized:								
Special Mention	302	-	3,286	-	-	-	-	3,588
Substandard	71	-	448	3,034	-	15,627	-	19,180
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 205,998	$ 305,963	$ 168,965	$ 333,604	$ 119,291	$ 624,432	$ 5,674	$ 1,763,927
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ 92	$ -	$ 92
C&I								
Risk Ratings:								
Pass	$ 477,313	$ 252,346	$ 297,662	$ 243,043	$ 58,466	$ 289,577	$ 821,745	$ 2,440,152
Criticized:								
Special Mention	-	-	1,675	-	-	-	38,968	40,643
Substandard	1,809	39	803	105	22,778	6,426	6,247	38,207
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 479,122	$ 252,385	$ 300,140	$ 243,148	$ 81,244	$ 296,003	$ 866,960	$ 2,519,002
Charge-offs on C&I loans	$ -	$ 82	$ 52	$ -	$ -	$ 50	$ 300	$ 484

(1) Excludes accrued interest receivable.

As of December 31, 2025

Term Loans

Florida Region — **Amortized Cost Basis by Origination Year** [1]

	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 1,238	$ 690	$ -	$ -	$ -	$ -	$ -	$ 1,928
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 1,238	$ 690	$ -	$ -	$ -	$ -	$ -	$ 1,928
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 172,503	$ 75,602	$ 26,003	$ 201,236	$ 99,591	$ 165,794	$ 31,268	$ 771,997
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	17,510	-	818	-	18,328
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 172,503	$ 75,602	$ 26,003	$ 218,746	$ 99,591	$ 166,612	$ 31,268	$ 790,325
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C&I								
Risk Ratings:								
Pass	$ 199,181	$ 264,207	$ 175,181	$ 139,415	$ 93,519	$ 85,140	$ 197,628	$ 1,154,271
Criticized:								
Special Mention	-	10,933	-	-	-	-	3,965	14,898
Substandard	-	-	-	-	-	187	-	187
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 199,181	$ 275,140	$ 175,181	$ 139,415	$ 93,519	$ 85,327	$ 201,593	$ 1,169,356
Charge-offs on C&I loans	$ -	$ -	$ -	$ -	$ -	$ 15	$ -	$ 15

(1) Excludes accrued interest receivable.

Total	As of December 31, 2025							
	Term Loans							
	Amortized Cost Basis by Origination Year [1]							
	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 22,665	$ 113,180	$ 115,427	$ 4,846	$ 219	$ 3,695	$ -	$ 260,032
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	4,321	-	-	1,215	-	5,536
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 22,665	$ 113,180	$ 119,748	$ 4,846	$ 219	$ 4,910	$ -	$ 265,568
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 378,128	$ 381,565	$ 191,234	$ 531,806	$ 218,882	$ 774,599	$ 36,942	$ 2,513,156
Criticized:								
Special Mention	302	-	3,286	-	-	-	-	3,588
Substandard	71	-	448	20,544	-	16,445	-	37,508
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 378,501	$ 381,565	$ 194,968	$ 552,350	$ 218,882	$ 791,044	$ 36,942	$ 2,554,252
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ 92	$ -	$ 92
C&I								
Risk Ratings:								
Pass	$ 676,494	$ 516,553	$ 472,843	$ 382,458	$ 151,985	$ 374,717	$ 1,019,373	$ 3,594,423
Criticized:								
Special Mention	-	10,933	1,675	-	-	-	42,933	55,541
Substandard	1,809	39	803	105	22,778	6,613	6,247	38,394
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 678,303	$ 527,525	$ 475,321	$ 382,563	$ 174,763	$ 381,330	$ 1,068,553	$ 3,688,358
Charge-offs on C&I loans	$ -	$ 82	$ 52	$ -	$ -	$ 65	$ 300	$ 499

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans
Amortized Cost Basis by Origination Year [1]

Puerto Rico and Virgin Islands Regions	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 55,802	$ 101,104	$ 9,771	$ 9,877	$ -	$ 3,201	$ -	$ 179,755
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	3,307	-	-	-	1,365	-	4,672
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 55,802	$ 104,411	$ 9,771	$ 9,877	$ -	$ 4,566	$ -	184,427
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 325,359	$ 169,370	$ 424,613	$ 139,839	$ 313,431	$ 426,946	$ 5,318	$ 1,804,876
Criticized:								
Special Mention	-	3,710	3,158	-	30,167	-	-	37,035
Substandard	-	-	-	-	-	25,983	-	25,983
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 325,359	$ 173,080	$ 427,771	$ 139,839	$ 343,598	$ 452,929	$ 5,318	$ 1,867,894
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C&I								
Risk Ratings:								
Pass	$ 238,283	$ 375,698	$ 277,074	$ 125,063	$ 136,222	$ 297,364	$ 799,976	$ 2,249,680
Criticized:								
Special Mention	-	2,308	-	10,005	-	399	32,188	44,900
Substandard	148	-	3,139	14,119	230	6,445	7,214	31,295
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 238,431	$ 378,006	$ 280,213	$ 149,187	$ 136,452	$ 304,208	$ 839,378	$ 2,325,875
Charge-offs on C&I loans	$ -	$ 606	$ 304	$ -	$ -	$ 1,261	$ 478	$ 2,649

(1) Excludes accrued interest receivable.

Florida Region	As of December 31, 2024							
	Term Loans							
	Amortized Cost Basis by Origination Year [1]							
	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 13,112	$ 15,331	$ -	$ -	$ -	$ -	$ 15,526	$ 43,969
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 13,112	$ 15,331	$ -	$ -	$ -	$ -	$ 15,526	$ 43,969
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 80,981	$ 28,684	$ 227,896	$ 104,931	$ 38,570	$ 159,595	$ 32,079	$ 672,736
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	12,183	-	993	12,178	-	25,354
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 80,981	$ 28,684	$ 240,079	$ 104,931	$ 39,563	$ 171,773	$ 32,079	$ 698,090
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C&I								
Risk Ratings:								
Pass	$ 247,268	$ 170,620	$ 188,162	$ 136,625	$ 23,563	$ 116,814	$ 146,048	$ 1,029,100
Criticized:								
Special Mention	-	-	-	-	-	11,063	-	11,063
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 247,268	$ 170,620	$ 188,162	$ 136,625	$ 23,563	$ 127,877	$ 146,048	$ 1,040,163
Charge-offs on C&I loans	$ -	$ -	$ -	$ -	$ -	$ 48	$ 259	$ 307

(1) Excludes accrued interest receivable.

Total	As of December 31, 2024							
	Term Loans							
	Amortized Cost Basis by Origination Year [1]							
	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
(In thousands)								
CONSTRUCTION								
Risk Ratings:								
Pass	$ 68,914	$ 116,435	$ 9,771	$ 9,877	$ -	$ 3,201	$ 15,526	$ 223,724
Criticized:								
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	3,307	-	-	-	1,365	-	4,672
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total construction loans	$ 68,914	$ 119,742	$ 9,771	$ 9,877	$ -	$ 4,566	$ 15,526	$ 228,396
Charge-offs on construction loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COMMERCIAL MORTGAGE								
Risk Ratings:								
Pass	$ 406,340	$ 198,054	$ 652,509	$ 244,770	$ 352,001	$ 586,541	$ 37,397	$ 2,477,612
Criticized:								
Special Mention	-	3,710	3,158	-	30,167	-	-	37,035
Substandard	-	-	12,183	-	993	38,161	-	51,337
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total commercial mortgage loans	$ 406,340	$ 201,764	$ 667,850	$ 244,770	$ 383,161	$ 624,702	$ 37,397	$ 2,565,984
Charge-offs on commercial mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C&I								
Risk Ratings:								
Pass	$ 485,551	$ 546,318	$ 465,236	$ 261,688	$ 159,785	$ 414,178	$ 946,024	$ 3,278,780
Criticized:								
Special Mention	-	2,308	-	10,005	-	11,462	32,188	55,963
Substandard	148	-	3,139	14,119	230	6,445	7,214	31,295
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total C&I loans	$ 485,699	$ 548,626	$ 468,375	$ 285,812	$ 160,015	$ 432,085	$ 985,426	$ 3,366,038
Charge-offs on C&I loans	$ -	$ 606	$ 304	$ -	$ -	$ 1,309	$ 737	$ 2,956

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of residential mortgage loans by portfolio classes and by origination year based on accrual status as of December 31, 2025 and 2024, and the gross charge-offs for the years ended December 31, 2025 and 2024 by origination year:

	As of December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
(In thousands)	2025	2024	2023	2022	2021	Prior		
Puerto Rico and Virgin Islands Region:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ 608	$ 1,120	$ 753	$ 1,163	$ 83,991	$ -	$ 87,635
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ 608	$ 1,120	$ 753	$ 1,163	$ 83,991	$ -	$ 87,635
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 241,406	$ 180,315	$ 154,786	$ 144,553	$ 56,836	$ 1,494,029	$ -	$ 2,271,925
Non-Performing	-	-	41	490	101	17,412	-	18,044
Total conventional residential mortgage loans	$ 241,406	$ 180,315	$ 154,827	$ 145,043	$ 56,937	$ 1,511,441	$ -	$ 2,289,969
Total								
Accrual Status:								
Performing	$ 241,406	$ 180,923	$ 155,906	$ 145,306	$ 57,999	$ 1,578,020	$ -	$ 2,359,560
Non-Performing	-	-	41	490	101	17,412	-	18,044
Total residential mortgage loans	$ 241,406	$ 180,923	$ 155,947	$ 145,796	$ 58,100	$ 1,595,432	$ -	$ 2,377,604
Charge-offs on residential mortgage loans	$ -	$ 6	$ -	$ -	$ 8	$ 1,107	$ -	$ 1,121

(1) Excludes accrued interest receivable.

	As of December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
(In thousands)	2025	2024	2023	2022	2021	Prior		
Florida Region:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ 1,085	$ -	$ 1,085
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ -	$ -	$ -	$ -	$ 1,085	$ -	$ 1,085
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 73,880	$ 83,048	$ 76,171	$ 62,609	$ 38,577	$ 184,203	$ -	$ 518,488
Non-Performing	-	-	1,391	2,458	1	7,275	-	11,125
Total conventional residential mortgage loans	$ 73,880	$ 83,048	$ 77,562	$ 65,067	$ 38,578	$ 191,478	$ -	$ 529,613
Total								
Accrual Status:								
Performing	$ 73,880	$ 83,048	$ 76,171	$ 62,609	$ 38,577	$ 185,288	$ -	$ 519,573
Non-Performing	-	-	1,391	2,458	1	7,275	-	11,125
Total residential mortgage loans	$ 73,880	$ 83,048	$ 77,562	$ 65,067	$ 38,578	$ 192,563	$ -	$ 530,698
Charge-offs on residential mortgage loans	$ -	$ -	$ 10	$ -	$ -	$ -	$ -	$ 10

(1) Excludes accrued interest receivable.

As of December 31, 2025

Term Loans
Amortized Cost Basis by Origination Year [(1)]

(In thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Total:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ 608	$ 1,120	$ 753	$ 1,163	$ 85,076	$ -	$ 88,720
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ 608	$ 1,120	$ 753	$ 1,163	$ 85,076	$ -	$ 88,720
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 315,286	$ 263,363	$ 230,957	$ 207,162	$ 95,413	$ 1,678,232	$ -	$ 2,790,413
Non-Performing	-	-	1,432	2,948	102	24,687	-	29,169
Total conventional residential mortgage loans	$ 315,286	$ 263,363	$ 232,389	$ 210,110	$ 95,515	$ 1,702,919	$ -	$ 2,819,582
Total								
Accrual Status:								
Performing	$ 315,286	$ 263,971	$ 232,077	$ 207,915	$ 96,576	$ 1,763,308	$ -	$ 2,879,133
Non-Performing	-	-	1,432	2,948	102	24,687	-	29,169
Total residential mortgage loans	$ 315,286	$ 263,971	$ 233,509	$ 210,863	$ 96,678	$ 1,787,995	$ -	$ 2,908,302
Charge-offs on residential mortgage loans	$ -	$ 6	$ 10	$ -	$ 8	$ 1,107	$ -	$ 1,131

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans
Amortized Cost Basis by Origination Year [(1)]

(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Puerto Rico and Virgin Islands Regions:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ 1,146	$ 1,143	$ 927	$ 640	$ 87,268	$ -	$ 91,124
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ 1,146	$ 1,143	$ 927	$ 640	$ 87,268	$ -	$ 91,124
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 188,865	$ 165,191	$ 151,553	$ 62,795	$ 27,078	$ 1,613,190	$ -	$ 2,208,672
Non-Performing	-	-	68	-	-	23,341	-	23,409
Total conventional residential mortgage loans	$ 188,865	$ 165,191	$ 151,621	$ 62,795	$ 27,078	$ 1,636,531	$ -	$ 2,232,081
Total								
Accrual Status:								
Performing	$ 188,865	$ 166,337	$ 152,696	$ 63,722	$ 27,718	$ 1,700,458	$ -	$ 2,299,796
Non-Performing	-	-	68	-	-	23,341	-	23,409
Total residential mortgage loans	$ 188,865	$ 166,337	$ 152,764	$ 63,722	$ 27,718	$ 1,723,799	$ -	$ 2,323,205
Charge-offs on residential mortgage loans	$ -	$ 4	$ -	$ -	$ 9	$ 1,958	$ -	$ 1,971

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans
Amortized Cost Basis by Origination Year [1]

(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Florida Region:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ 1,128	$ -	$ 1,128
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ -	$ -	$ -	$ -	$ 1,128	$ -	$ 1,128
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 89,474	$ 86,241	$ 69,077	$ 41,583	$ 27,147	$ 182,036	$ -	$ 495,558
Non-Performing	-	-	1,233	-	-	7,307	-	8,540
Total conventional residential mortgage loans	$ 89,474	$ 86,241	$ 70,310	$ 41,583	$ 27,147	$ 189,343	$ -	$ 504,098
Total								
Accrual Status:								
Performing	$ 89,474	$ 86,241	$ 69,077	$ 41,583	$ 27,147	$ 183,164	$ -	$ 496,686
Non-Performing	-	-	1,233	-	-	7,307	-	8,540
Total residential mortgage loans	$ 89,474	$ 86,241	$ 70,310	$ 41,583	$ 27,147	$ 190,471	$ -	$ 505,226
Charge-offs on residential mortgage loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans
Amortized Cost Basis by Origination Year [1]

(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Total:								
FHA/VA government-guaranteed loans								
Accrual Status:								
Performing	$ -	$ 1,146	$ 1,143	$ 927	$ 640	$ 88,396	$ -	$ 92,252
Non-Performing	-	-	-	-	-	-	-	-
Total FHA/VA government-guaranteed loans	$ -	$ 1,146	$ 1,143	$ 927	$ 640	$ 88,396	$ -	$ 92,252
Conventional residential mortgage loans								
Accrual Status:								
Performing	$ 278,339	$ 251,432	$ 220,630	$ 104,378	$ 54,225	$ 1,795,226	$ -	$ 2,704,230
Non-Performing	-	-	1,301	-	-	30,648	-	31,949
Total conventional residential mortgage loans	$ 278,339	$ 251,432	$ 221,931	$ 104,378	$ 54,225	$ 1,825,874	$ -	$ 2,736,179
Total								
Accrual Status:								
Performing	$ 278,339	$ 252,578	$ 221,773	$ 105,305	$ 54,865	$ 1,883,622	$ -	$ 2,796,482
Non-Performing	-	-	1,301	-	-	30,648	-	31,949
Total residential mortgage loans	$ 278,339	$ 252,578	$ 223,074	$ 105,305	$ 54,865	$ 1,914,270	$ -	$ 2,828,431
Charge-offs on residential mortgage loans	$ -	$ 4	$ -	$ -	$ 9	$ 1,958	$ -	$ 1,971

(1) Excludes accrued interest receivable.

The following tables present the amortized cost of consumer loans by portfolio classes and by origination year based on accrual status as of December 31, 2025 and 2024, and the gross charge-offs for the years ended December 31, 2025 and 2024, by portfolio classes and by origination year:

				As of December 31, 2025										
				Term Loans										
				Amortized Cost Basis by Origination Year [1]										
(In thousands)	2025		2024		2023		2022		2021		Prior		Revolving Loans Amortized Cost Basis	Total
Puerto Rico and Virgin Islands Region:														
Auto loans														
Accrual Status:														
Performing	$ 586,491	$	511,257	$	382,208	$	285,255	$	176,764	$	86,361	$	-	$ 2,028,336
Non-Performing	1,161		2,336		3,290		2,779		2,457		2,642		-	14,665
Total auto loans	$ 587,652	$	513,593	$	385,498	$	288,034	$	179,221	$	89,003	$	-	$ 2,043,001
Charge-offs on auto loans	$ 1,724	$	7,128	$	11,548	$	7,294	$	3,301	$	2,844	$	-	$ 33,839
Finance leases														
Accrual Status:														
Performing	$ 226,204	$	212,272	$	210,185	$	141,516	$	75,913	$	22,439	$	-	$ 888,529
Non-Performing	45		603		816		761		307		978		-	3,510
Total finance leases	$ 226,249	$	212,875	$	211,001	$	142,277	$	76,220	$	23,417	$	-	$ 892,039
Charge-offs on finance leases	$ 229	$	1,494	$	4,388	$	3,293	$	943	$	1,194	$	-	$ 11,541
Personal loans														
Accrual Status:														
Performing	$ 113,998	$	86,832	$	72,120	$	43,707	$	8,784	$	7,810	$	-	$ 333,251
Non-Performing	149		537		517		406		75		108		-	1,792
Total personal loans	$ 114,147	$	87,369	$	72,637	$	44,113	$	8,859	$	7,918	$	-	$ 335,043
Charge-offs on personal loans	$ 467	$	4,575	$	7,965	$	5,294	$	957	$	1,159	$	-	$ 20,417
Credit cards														
Accrual Status:														
Performing	$ -	$	-	$	-	$	-	$	-	$	-	$	293,088	$ 293,088
Non-Performing	-		-		-		-		-		-		-	-
Total credit cards	$ -	$	-	$	-	$	-	$	-	$	-	$	293,088	$ 293,088
Charge-offs on credit cards	$ -	$	-	$	-	$	-	$	-	$	-	$	21,082	$ 21,082
Other consumer loans														
Accrual Status:														
Performing	$ 68,082	$	30,088	$	19,390	$	8,695	$	1,927	$	2,252	$	7,961	$ 138,395
Non-Performing	350		529		264		96		48		7		159	1,453
Total other consumer loans	$ 68,432	$	30,617	$	19,654	$	8,791	$	1,975	$	2,259	$	8,120	$ 139,848
Charge-offs on other consumer loans	$ 1,430	$	6,414	$	4,455	$	1,757	$	442	$	233	$	562	$ 15,293
Total														
Accrual Status:														
Performing	$ 994,775	$	840,449	$	683,903	$	479,173	$	263,388	$	118,862	$	301,049	$ 3,681,599
Non-Performing	1,705		4,005		4,887		4,042		2,887		3,735		159	21,420
Total consumer loans	$ 996,480	$	844,454	$	688,790	$	483,215	$	266,275	$	122,597	$	301,208	$ 3,703,019
Charge-offs on total consumer loans	$ 3,850	$	19,611	$	28,356	$	17,638	$	5,643	$	5,430	$	21,644	$ 102,172

(1) Excludes accrued interest receivable.

As of December 31, 2025

Term Loans

Amortized Cost Basis by Origination Year [1]

(In thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Florida Region:								
Auto loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ 10	$ -	$ 10
Non-Performing	-	-	-	-	-	-	-	-
Total auto loans	$ -	$ -	$ -	$ -	$ -	$ 10	$ -	$ 10
Charge-offs on auto loans	$ -	$ -	$ -	$ -	$ -	$ 25	$ -	$ 25
Finance leases								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Personal loans								
Accrual Status:								
Performing	$ -	$ 100	$ 13	$ -	$ -	$ -	$ -	$ 113
Non-Performing	-	-	-	-	-	-	-	-
Total personal loans	$ -	$ 100	$ 13	$ -	$ -	$ -	$ -	$ 113
Charge-offs on personal loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other consumer loans								
Accrual Status:								
Performing	$ 574	$ 1,159	$ -	$ -	$ 207	$ 1,868	$ 1,912	$ 5,720
Non-Performing	-	-	-	-	-	13	1	14
Total other consumer loans	$ 574	$ 1,159	$ -	$ -	$ 207	$ 1,881	$ 1,913	$ 5,734
Charge-offs on other consumer loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total								
Accrual Status:								
Performing	$ 574	$ 1,259	$ 13	$ -	$ 207	$ 1,878	$ 1,912	$ 5,843
Non-Performing	-	-	-	-	-	13	1	14
Total consumer loans	$ 574	$ 1,259	$ 13	$ -	$ 207	$ 1,891	$ 1,913	$ 5,857
Charge-offs on total consumer loans	$ -	$ -	$ -	$ -	$ -	$ 25	$ -	$ 25

(1) Excludes accrued interest receivable.

As of December 31, 2025

Term Loans

Amortized Cost Basis by Origination Year [1]

(In thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Total:								
Auto loans								
Accrual Status:								
Performing	$ 586,491	$ 511,257	$ 382,208	$ 285,255	$ 176,764	$ 86,371	$ -	$ 2,028,346
Non-Performing	1,161	2,336	3,290	2,779	2,457	2,642	-	14,665
Total auto loans	$ 587,652	$ 513,593	$ 385,498	$ 288,034	$ 179,221	$ 89,013	$ -	$ 2,043,011
Charge-offs on auto loans	$ 1,724	$ 7,128	$ 11,548	$ 7,294	$ 3,301	$ 2,869	$ -	$ 33,864
Finance leases								
Accrual Status:								
Performing	$ 226,204	$ 212,272	$ 210,185	$ 141,516	$ 75,913	$ 22,439	$ -	$ 888,529
Non-Performing	45	603	816	761	307	978	-	3,510
Total finance leases	$ 226,249	$ 212,875	$ 211,001	$ 142,277	$ 76,220	$ 23,417	$ -	$ 892,039
Charge-offs on finance leases	$ 229	$ 1,494	$ 4,388	$ 3,293	$ 943	$ 1,194	$ -	$ 11,541
Personal loans								
Accrual Status:								
Performing	$ 113,998	$ 86,932	$ 72,133	$ 43,707	$ 8,784	$ 7,810	$ -	$ 333,364
Non-Performing	149	537	517	406	75	108	-	1,792
Total personal loans	$ 114,147	$ 87,469	$ 72,650	$ 44,113	$ 8,859	$ 7,918	$ -	$ 335,156
Charge-offs on personal loans	$ 467	$ 4,575	$ 7,965	$ 5,294	$ 957	$ 1,159	$ -	$ 20,417
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 293,088	$ 293,088
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 293,088	$ 293,088
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,082	$ 21,082
Other consumer loans								
Accrual Status:								
Performing	$ 68,656	$ 31,247	$ 19,390	$ 8,695	$ 2,134	$ 4,120	$ 9,873	$ 144,115
Non-Performing	350	529	264	96	48	20	160	1,467
Total other consumer loans	$ 69,006	$ 31,776	$ 19,654	$ 8,791	$ 2,182	$ 4,140	$ 10,033	$ 145,582
Charge-offs on other consumer loans	$ 1,430	$ 6,414	$ 4,455	$ 1,757	$ 442	$ 233	$ 562	$ 15,293
Total								
Accrual Status:								
Performing	$ 995,349	$ 841,708	$ 683,916	$ 479,173	$ 263,595	$ 120,740	$ 302,961	$ 3,687,442
Non-Performing	1,705	4,005	4,887	4,042	2,887	3,748	160	21,434
Total consumer loans	$ 997,054	$ 845,713	$ 688,803	$ 483,215	$ 266,482	$ 124,488	$ 303,121	$ 3,708,876
Charge-offs on total consumer loans	$ 3,850	$ 19,611	$ 28,356	$ 17,638	$ 5,643	$ 5,455	$ 21,644	$ 102,197

(1) Excludes accrued interest receivable.

	As of December 31, 2024															
	Term Loans															
	Amortized Cost Basis by Origination Year [1]															
	2024		2023		2022		2021		2020		Prior		Revolving Loans Amortized Cost Basis		Total	
(In thousands)																
Puerto Rico and Virgin Islands Regions:																
Auto loans																
Accrual Status:																
Performing	$	630,491	$	505,173	$	399,840	$	271,258	$	115,246	$	88,682	$	-	$	2,010,690
Non-Performing		1,412		3,794		3,182		2,810		1,227		2,870		-		15,295
Total auto loans	$	631,903	$	508,967	$	403,022	$	274,068	$	116,473	$	91,552	$	-	$	2,025,985
Charge-offs on auto loans	$	1,711	$	10,903	$	10,338	$	5,571	$	1,872	$	3,409	$	-	$	33,804
Finance leases																
Accrual Status:																
Performing	$	252,402	$	266,188	$	194,334	$	112,417	$	44,157	$	26,136	$	-	$	895,634
Non-Performing		260		834		1,155		525		289		749		-		3,812
Total finance leases	$	252,662	$	267,022	$	195,489	$	112,942	$	44,446	$	26,885	$	-	$	899,446
Charge-offs on finance leases	$	171	$	2,628	$	3,278	$	1,420	$	488	$	1,147	$	-	$	9,132
Personal loans																
Accrual Status:																
Performing	$	127,284	$	115,428	$	73,254	$	17,562	$	8,359	$	16,146	$	-	$	358,033
Non-Performing		173		924		593		193		40		213		-		2,136
Total personal loans	$	127,457	$	116,352	$	73,847	$	17,755	$	8,399	$	16,359	$	-	$	360,169
Charge-offs on personal loans	$	729	$	8,217	$	9,503	$	2,114	$	667	$	1,876	$	-	$	23,106
Credit cards																
Accrual Status:																
Performing	$	-	$	-	$	-	$	-	$	-	$	-	$	321,014	$	321,014
Non-Performing		-		-		-		-		-		-		-		-
Total credit cards	$	-	$	-	$	-	$	-	$	-	$	-	$	321,014	$	321,014
Charge-offs on credit cards	$	-	$	-	$	-	$	-	$	-	$	-	$	24,317	$	24,317
Other consumer loans																
Accrual Status:																
Performing	$	67,473	$	36,941	$	16,902	$	4,940	$	3,627	$	3,587	$	8,621	$	142,091
Non-Performing		518		370		214		58		11		166		163		1,500
Total other consumer loans	$	67,991	$	37,311	$	17,116	$	4,998	$	3,638	$	3,753	$	8,784	$	143,591
Charge-offs on other consumer loans	$	1,754	$	9,473	$	4,648	$	1,120	$	278	$	569	$	623	$	18,465
Total																
Accrual Status:																
Performing	$	1,077,650	$	923,730	$	684,330	$	406,177	$	171,389	$	134,551	$	329,635	$	3,727,462
Non-Performing		2,363		5,922		5,144		3,586		1,567		3,998		163		22,743
Total consumer loans	$	1,080,013	$	929,652	$	689,474	$	409,763	$	172,956	$	138,549	$	329,798	$	3,750,205
Charge-offs on total consumer loans	$	4,365	$	31,221	$	27,767	$	10,225	$	3,305	$	7,001	$	24,940	$	108,824

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans

Amortized Cost Basis by Origination Year [1]

(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Florida Region:								
Auto loans								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ 183	$ -	$ 183
Non-Performing	-	-	-	-	-	10	-	10
Total auto loans	$ -	$ -	$ -	$ -	$ -	$ 193	$ -	$ 193
Charge-offs on auto loans	$ -	$ -	$ -	$ -	$ -	$ 77	$ -	$ 77
Finance leases								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on finance leases	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Personal loans								
Accrual Status:								
Performing	$ 1,693	$ 46	$ -	$ -	$ -	$ -	$ -	$ 1,739
Non-Performing	-	-	-	-	-	-	-	-
Total personal loans	$ 1,693	$ 46	$ -	$ -	$ -	$ -	$ -	$ 1,739
Charge-offs on personal loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other consumer loans								
Accrual Status:								
Performing	$ 1,186	$ 52	$ -	$ 215	$ 314	$ 1,891	$ 1,877	$ 5,535
Non-Performing	-	-	-	-	-	16	19	35
Total other consumer loans	$ 1,186	$ 52	$ -	$ 215	$ 314	$ 1,907	$ 1,896	$ 5,570
Charge-offs on other consumer loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total								
Accrual Status:								
Performing	$ 2,879	$ 98	$ -	$ 215	$ 314	$ 2,074	$ 1,877	$ 7,457
Non-Performing	-	-	-	-	-	26	19	45
Total consumer loans	$ 2,879	$ 98	$ -	$ 215	$ 314	$ 2,100	$ 1,896	$ 7,502
Charge-offs on total consumer loans	$ -	$ -	$ -	$ -	$ -	$ 77	$ -	$ 77

(1) Excludes accrued interest receivable.

As of December 31, 2024

Term Loans

Amortized Cost Basis by Origination Year [1]

(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Total:								
Auto loans								
Accrual Status:								
Performing	$ 630,491	$ 505,173	$ 399,840	$ 271,258	$ 115,246	$ 88,865	$ -	$ 2,010,873
Non-Performing	1,412	3,794	3,182	2,810	1,227	2,880	-	15,305
Total auto loans	$ 631,903	$ 508,967	$ 403,022	$ 274,068	$ 116,473	$ 91,745	$ -	$ 2,026,178
Charge-offs on auto loans	$ 1,711	$ 10,903	$ 10,338	$ 5,571	$ 1,872	$ 3,486	$ -	$ 33,881
Finance leases								
Accrual Status:								
Performing	$ 252,402	$ 266,188	$ 194,334	$ 112,417	$ 44,157	$ 26,136	$ -	$ 895,634
Non-Performing	260	834	1,155	525	289	749	-	3,812
Total finance leases	$ 252,662	$ 267,022	$ 195,489	$ 112,942	$ 44,446	$ 26,885	$ -	$ 899,446
Charge-offs on finance leases	$ 171	$ 2,628	$ 3,278	$ 1,420	$ 488	$ 1,147	$ -	$ 9,132
Personal loans								
Accrual Status:								
Performing	$ 128,977	$ 115,474	$ 73,254	$ 17,562	$ 8,359	$ 16,146	$ -	$ 359,772
Non-Performing	173	924	593	193	40	213	-	2,136
Total personal loans	$ 129,150	$ 116,398	$ 73,847	$ 17,755	$ 8,399	$ 16,359	$ -	$ 361,908
Charge-offs on personal loans	$ 729	$ 8,217	$ 9,503	$ 2,114	$ 667	$ 1,876	$ -	$ 23,106
Credit cards								
Accrual Status:								
Performing	$ -	$ -	$ -	$ -	$ -	$ -	$ 321,014	$ 321,014
Non-Performing	-	-	-	-	-	-	-	-
Total credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 321,014	$ 321,014
Charge-offs on credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,317	$ 24,317
Other consumer loans								
Accrual Status:								
Performing	$ 68,659	$ 36,993	$ 16,902	$ 5,155	$ 3,941	$ 5,478	$ 10,498	$ 147,626
Non-Performing	518	370	214	58	11	182	182	1,535
Total other consumer loans	$ 69,177	$ 37,363	$ 17,116	$ 5,213	$ 3,952	$ 5,660	$ 10,680	$ 149,161
Charge-offs on other consumer loans	$ 1,754	$ 9,473	$ 4,648	$ 1,120	$ 278	$ 569	$ 623	$ 18,465
Total								
Accrual Status:								
Performing	$ 1,080,529	$ 923,828	$ 684,330	$ 406,392	$ 171,703	$ 136,625	$ 331,512	$ 3,734,919
Non-Performing	2,363	5,922	5,144	3,586	1,567	4,024	182	22,788
Total consumer loans	$ 1,082,892	$ 929,750	$ 689,474	$ 409,978	$ 173,270	$ 140,649	$ 331,694	$ 3,757,707
Charge-offs on total consumer loans	$ 4,365	$ 31,221	$ 27,767	$ 10,225	$ 3,305	$ 7,078	$ 24,940	$ 108,901

(1) Excludes accrued interest receivable.

As of December 31, 2025 and 2024, the balance of revolving loans converted to term loans was not material.

Accrued interest receivable on loans totaled $58.7 million as of December 31, 2025 ($58.2 million as of December 31, 2024), was reported as part of accrued interest receivable on loans and investment securities in the consolidated statements of financial condition, and is excluded from the estimate of credit losses.

The following tables present information about collateral dependent loans that were individually evaluated for purposes of determining the ACL as of December 31, 2025 and 2024:

As of December 31, 2025

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 22,919	$ 1,233	$ -	$ 22,919	$ 1,233
Commercial loans:					
Construction loans	4,321	627	956	5,277	627
Commercial mortgage loans	4,454	130	19,009	23,463	130
C&I loans	-	-	13,753	13,753	-
Consumer loans:					
Personal loans	-	-	-	-	-
Other consumer loans	-	-	-	-	-
	$ 31,694	$ 1,990	$ 33,718	$ 65,412	$ 1,990

As of December 31, 2024

	Collateral Dependent Loans - With Allowance		Collateral Dependent Loans - With No Related Allowance	Collateral Dependent Loans - Total	
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
(In thousands)					
Residential mortgage loans:					
Conventional residential mortgage loans	$ 24,163	$ 1,285	$ 80	$ 24,243	$ 1,285
Commercial loans:					
Construction loans	-	-	956	956	-
Commercial mortgage loans	4,981	44	41,784	46,765	44
C&I loans	15,684	552	6,120	21,804	552
Consumer loans:					
Personal loans	28	1	-	28	1
Other consumer loans	123	10	-	123	10
	$ 44,979	$ 1,892	$ 48,940	$ 93,919	$ 1,892

The underlying collateral for residential mortgage and consumer collateral dependent loans consisted of single-family residential properties, and for commercial and construction loans consisted primarily of office buildings, multifamily residential properties, and retail establishments. The weighted-average loan-to-value coverage for collateral dependent loans as of December 31, 2025 was 67%, compared to 68% as of December 31, 2024.

Purchases and Sales of Loans

In the ordinary course of business, the Corporation enters into securitization transactions and whole loan sales with GNMA and GSEs, such as FNMA and FHLMC. During the years ended December 31, 2025, 2024, and 2023, loans pooled into GNMA MBS amounted to approximately $163.6 million, $127.9 million, and $125.4 million, respectively, for which the Corporation recognized a net gain on sale of $6.8 million, $4.6 million, and $2.6 million, respectively. Also, during the years ended December 31, 2025, 2024, and 2023, the Corporation sold approximately $9.4 million, $32.1 million, and $29.8 million, respectively, of performing residential mortgage loans to GSEs, for which the Corporation recognized a net gain on sale of $0.4 million, $0.8 million, and $0.7 million, respectively. The Corporation's continuing involvement with the loans that it sells consists primarily of servicing the loans. In addition, the Corporation agrees to repurchase loans if it breaches any of the representations and warranties included in the sale agreement. These representations and warranties are consistent with the GSEs' selling and servicing guidelines (*i.e.*, ensuring that the mortgage was properly underwritten according to established guidelines).

For loans pooled into GNMA MBS, the Corporation, as servicer, holds an option to repurchase individual delinquent loans issued on or after January 1, 2003, when certain delinquency criteria are met. This option gives the Corporation the unilateral ability, but not the obligation, to repurchase the delinquent loans at par without prior authorization from GNMA. Since the Corporation is considered to have regained effective control over the loans, it is required to recognize the loans and a corresponding repurchase liability regardless of its intent to repurchase the loans. As of December 31, 2025 and 2024, rebooked GNMA delinquent loans that were included in the residential mortgage loan portfolio amounted to $6.7 million and $5.7 million, respectively.

During the years ended December 31, 2025, 2024, and 2023, the Corporation repurchased, pursuant to the aforementioned repurchase option, $1.5 million, $2.2 million, and $2.9 million, respectively, of loans previously pooled into GNMA MBS. The principal balance of these loans is fully guaranteed, and the risk of loss related to the repurchased loans is generally limited to the difference between the delinquent interest payment advanced to GNMA, which is computed at the loan's interest rate, and the interest payments reimbursed by FHA, which are computed at a pre-determined debenture rate. Repurchases of GNMA loans allow the Corporation, among other things, to maintain acceptable delinquency rates on outstanding GNMA pools and remain as a seller and servicer in good standing with GNMA. Historically, losses on these repurchases of GNMA delinquent loans have been immaterial and no provision has been made at the time of sale.

Loan sales to FNMA and FHLMC are without recourse in relation to the future performance of the loans. The Corporation's risk of loss with respect to these loans is also minimal as these repurchased loans are generally performing loans with documentation deficiencies.

During the year ended December 31, 2025, the Corporation purchased C&I loan participations in the Florida region totaling $109.2 million, and a commercial mortgage loan in the Puerto Rico region totaling $20.0 million. Meanwhile, during the year ended December 31, 2024, the Corporation purchased commercial loan participations in the Florida region totaling $223.9 million, which consisted of approximately $210.2 million in the C&I portfolio and $13.7 million in the commercial mortgage portfolio; and commercial mortgage loan participations in the Puerto Rico region totaling $38.9 million. In addition, during the year ended December 31, 2023, the Corporation purchased C&I loan participations in the Florida region totaling $61.3 million.

During the years ended December 31, 2025 and 2024, the Corporation recognized recoveries of $2.4 million and $10.0 million, respectively, from the bulk sales of fully charged-off consumer loans and finance leases. The recoveries related to the bulk sale during the year ended December 31, 2025 are net of a repurchase liability of $0.1 million. In addition, during the year ended December 31, 2024, the Corporation sold an $8.2 million nonaccrual C&I loan in the Puerto Rico region, net of a $1.2 million charge-off. There were no significant sales of loans during the year ended December 31, 2023, other than the sales of conforming residential mortgage loans mentioned above.

Loan Portfolio Concentration

The Corporation's primary lending area is Puerto Rico. The Corporation's banking subsidiary, FirstBank, also lends in the USVI and the BVI markets and in the United States (principally in the state of Florida). Of the total gross loans held for investment portfolio of $13.1 billion as of December 31, 2025, credit risk concentration was approximately 77% in Puerto Rico, 19% in the U.S., and 4% in the USVI and the BVI.

As of December 31, 2025, the Corporation had $215.5 million outstanding in loans extended to the Puerto Rico government, its municipalities and public corporations, compared to $193.3 million as of December 31, 2024. As of December 31, 2025, approximately $155.4 million consisted of loans extended to municipalities in Puerto Rico that are general obligations supported by assigned property tax revenues, and $18.5 million of loans which are supported by one or more specific sources of municipal revenues. The vast majority of revenues of the municipalities included in the Corporation's loan portfolio are independent of budgetary subsidies provided by the Puerto Rico central government. These municipalities are required by law to levy special property taxes in such amounts as are required to satisfy the payment of all of their respective general obligation bonds and notes. In addition to loans extended to municipalities, the Corporation's exposure to the Puerto Rico government as of December 31, 2025 included $8.7 million in a loan granted to an affiliate of the Puerto Rico Electric Power Authority ("PREPA") and $32.9 million in loans to a public corporation of the Puerto Rico government.

Moreover, as of December 31, 2025, the outstanding balance of construction loans funded through conduit financing structures to support the federal programs of Low-Income Housing Tax Credit ("LIHTC") combined with other federal programs amounted to $92.4 million, compared to $59.2 million as of December 31, 2024. The main objective of these programs is to spur development in new or rehabilitated and affordable rental housing. PRHFA, as program subrecipient and conduit issuer, issues tax-exempt obligations which are acquired by private financial institutions and are required to co-underwrite with PRHFA a mirror construction loan agreement for the specific project loan to which the Corporation will serve as ultimate lender, but where the PRHFA will be the lender of record.

In addition, as of December 31, 2025, the Corporation had $67.1 million in exposure to residential mortgage loans that are guaranteed by the PRHFA, a government instrumentality that has been designated as a covered entity under PROMESA, compared to $72.5 million as of December 31, 2024. Residential mortgage loans guaranteed by the PRHFA are secured by the underlying properties and the guarantees serve to cover shortfalls in collateral in the event of a borrower default.

The Corporation also has credit exposure to USVI government entities. As of December 31, 2025, the Corporation had $138.7 million in loans to USVI government public corporations, compared to $100.4 million as of December 31, 2024. As of December 31, 2025, all loans were currently performing and up to date on principal and interest payments.

Loss Mitigation Program for Borrowers Experiencing Financial Difficulty

The Corporation provides assistance to its customers through a loss mitigation program. Depending upon the nature of a borrower's financial condition, restructurings or loan modifications through this program are provided, as well as other restructurings of individual C&I, commercial mortgage, construction, and residential mortgage loans. The Corporation may also modify contractual terms to comply with regulations regarding the treatment of certain bankruptcy filings and discharge situations.

The loan modifications granted to borrowers experiencing financial difficulty that are associated with payment delays typically include the following:

- Forbearance plans – Payments of either interest and/or principal are deferred for a pre-established period of time, generally not exceeding six months in any given year. The deferred interest and/or principal is repaid as either a lump sum payment at maturity date or by extending the loan's maturity date by the number of forbearance months granted.

- Payment plans – Borrowers are allowed to pay the regular monthly payment plus the pre-established delinquent amounts during a period generally not exceeding six months. At the end of the payment plan, the borrower is required to resume making its regularly scheduled loan payments.

- Trial modifications – These types of loan modifications are granted for residential mortgage loans and home equity lines of credit. Borrowers continue making reduced monthly payments during the trial period, which is generally up to six months. The reduced payments that are made by the borrower during the trial period will result in a payment delay with respect to the original contractual terms of the loan since the loan has not yet been contractually modified. After successful completion of the trial period, the mortgage loan is contractually modified.

Modifications in the form of a reduction in interest rate, term extension, an other-than-insignificant payment delay, or any combination of these types of loan modifications that have occurred in the current reporting period for a borrower experiencing financial difficulty are disclosed in the tables below. Many factors are considered when evaluating whether there is an other-than-insignificant payment delay, such as the significance of the restructured payment amount relative to the unpaid principal balance or collateral value of the loan or the relative significance of the delay to the original loan terms.

The below disclosures relate to loan modifications granted to borrowers experiencing financial difficulty in which there was a change in the timing and/or amount of contractual cash flows in the form of any of the aforementioned types of modifications, including restructurings that resulted in a more-than-insignificant payment delay.

The following tables present the amortized cost basis as of December 31, 2025, 2024 and 2023 of loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2025, 2024 and 2023, by portfolio classes and type of modification granted, and the percentage of these modified loans relative to the total period-end amortized cost basis of receivables in the portfolio class:

Year Ended December 31, 2025

(In thousands)	Payment Delay Only — Forbearance	Trial Modification	Change in Amortization Term	Interest Rate Reduction	Term Extension	Combination of Interest Rate Reduction and Term Extension	Other	Total	Percentage of Total by Portfolio Classes
Conventional residential mortgage loans	$ -	$ 973	$ -	$ -	$ 742	$ -	$ -	$ 1,715	0.06%
Construction loans	-	-	-	-	-	-	-	-	-
Commercial mortgage loans	-	-	30,165	-	-	-	-	30,165	1.18%
C&I loans	187 (1)	-	-	67 (2)	1,339	78	-	1,671	0.05%
Consumer loans:									
Auto loans	-	-	-	-	601	400	3,257 (3)	4,258	0.21%
Personal loans	-	27	-	-	89	492	-	608	0.18%
Credit cards	-	-	-	3,405 (2)	-	-	-	3,405	1.16%
Other consumer loans	-	-	-	-	383	114	24 (3)	521	0.36%
Total modifications	$ 187	$ 1,000	$ 30,165	$ 3,472	$ 3,154	$ 1,084	$ 3,281	$ 42,343	

Year Ended December 31, 2024

(In thousands)	Payment Delay Only — Forbearance	Trial Modification	Change in Amortization Term	Interest Rate Reduction	Term Extension	Combination of Interest Rate Reduction and Term Extension	Other	Total	Percentage of Total by Portfolio Classes
Conventional residential mortgage loans	$ -	$ 305	$ -	$ -	$ 598	$ 57	$ -	$ 960	0.04%
Construction loans	-	-	-	-	120	-	-	120	0.05%
Commercial mortgage loans	-	-	-	-	127,161	374	-	127,535	4.97%
C&I loans	-	-	3,273	79 (2)	2,864	4,019	-	10,235	0.30%
Consumer loans:									
Auto loans	-	-	-	-	442	220	3,199 (3)	3,861	0.19%
Personal loans	-	-	-	-	12	178	-	190	0.05%
Credit cards	-	-	-	2,905 (2)	-	-	-	2,905	0.90%
Other consumer loans	-	-	-	-	352	216	29 (3)	597	0.40%
Total modifications	$ -	$ 305	$ 3,273	$ 2,984	$ 131,549	$ 5,064	$ 3,228	$ 146,403	

Year Ended December 31, 2023

(In thousands)	Payment Delay Only — Forbearance	Trial Modification	Change in Amortization Term	Interest Rate Reduction	Term Extension	Combination of Interest Rate Reduction and Term Extension	Other	Total	Percentage of Total by Portfolio Classes
Conventional residential mortgage loans	$ -	$ 501	$ -	$ -	$ 999	$ 238	$ -	$ 1,738	0.06%
Construction loans	-	-	-	-	-	-	-	-	-
Commercial mortgage loans	-	-	-	-	2,222	30,170	-	32,392	1.40%
C&I loans	-	-	-	186 (2)	185	-	-	371	0.01%
Consumer loans:									
Auto loans	-	-	-	-	474	215	2,084 (3)	2,773	0.14%
Personal loans	-	-	-	-	138	202	-	340	0.09%
Credit cards	-	-	-	1,424 (2)	-	-	-	1,424	0.43%
Other consumer loans	-	-	-	-	424	78	29 (3)	531	0.34%
Total modifications	$ -	$ 501	$ -	$ 1,610	$ 4,442	$ 30,903	$ 2,113	$ 39,569	

(1) Modification consists of a six-month deferral of principal and interest to be repaid on or before the end of the forbearance plan.
(2) Modification consists of reduction in interest rate and revocation of revolving utilization privileges.
(3) Modification consists of court mandated reduction to 0% interest rate for remaining loan term to borrowers in bankruptcy proceedings unless dismissal occurs.

The following tables present by portfolio classes the financial effects of the modifications granted to borrowers experiencing financial difficulty, other than those associated to payment delay, during the years ended December 31, 2025, 2024 and 2023. The financial effects of the modifications associated to payment delay were discussed above and, as such, were excluded from the tables below:

	Year Ended December 31, 2025				
			Combination of Interest Rate Reduction and Term Extension		
	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Change in Amortization Term (in months)
Conventional residential mortgage loans	- %	93	- %	-	-
Construction loans	- %	-	- %	-	-
Commercial mortgage loans	- %	-	- %	-	36
C&I loans	14.27 %	81	0.50 %	120	-
Consumer loans:					
Auto loans	- %	27	3.29 %	20	-
Personal loans	- %	26	5.18 %	23	-
Credit cards	15.67 %	-	- %	-	-
Other consumer loans	- %	202	2.76 %	26	-

	Year Ended December 31, 2024				
			Combination of Interest Rate Reduction and Term Extension		
	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Change in Amortization Term (in months)
Conventional residential mortgage loans	- %	103	1.80 %	106	-
Construction loans	- %	83	- %	-	-
Commercial mortgage loans	- %	36	0.50 %	88	-
C&I loans	15.25 %	18	3.00 %	9	38
Consumer loans:					
Auto loans	- %	27	2.74 %	27	-
Personal loans	- %	25	4.01 %	16	-
Credit cards	16.77 %	-	- %	-	-
Other consumer loans	- %	26	3.00 %	20	-

	Year Ended December 31, 2023				
			Combination of Interest Rate Reduction and Term Extension		
	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction (%)	Weighted-Average Term Extension (in months)	Change in Amortization Term (in months)
Conventional residential mortgage loans	- %	93	2.95 %	105	-
Construction loans	- %	-	- %	-	-
Commercial mortgage loans	- %	13	0.25 %	64	-
C&I loans	0.45 %	72	- %	-	-
Consumer loans:					
Auto loans	- %	23	2.95 %	24	-
Personal loans	- %	36	4.57 %	29	-
Credit cards	16.09 %	-	- %	-	-
Other consumer loans	- %	26	1.60 %	22	-

The following tables present by portfolio classes the performance of loans modified during the years ended December 31, 2025, 2024 and 2023 that were granted to borrowers experiencing financial difficulty:

		Year Ended December 31, 2025				
(In thousands)	30-59	60-89	90+	Total Delinquency	Current	Total
Conventional residential mortgage loans	$ 218	$ 114	$ -	$ 332	$ 1,383	$ 1,715
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	-	-	-	-	30,165	30,165
C&I loans	11	5	-	16	1,655	1,671
Consumer loans:						
Auto loans	77	143	129	349	3,909	4,258
Personal loans	98	4	24	126	482	608
Credit cards	330	182	200	712	2,693	3,405
Other consumer loans	14	11	9	34	487	521
Total modifications (1)	$ 748	$ 459	$ 362	$ 1,569	$ 40,774	$ 42,343

		Year Ended December 31, 2024				
(In thousands)	30-59	60-89	90+	Total Delinquency	Current	Total
Conventional residential mortgage loans	$ -	$ -	$ -	$ -	$ 960	$ 960
Construction loans	-	-	-	-	120	120
Commercial mortgage loans	-	-	-	-	127,535	127,535
C&I loans	-	-	22	22	10,213	10,235
Consumer loans:						
Auto loans	15	-	10	25	3,836	3,861
Personal loans	-	-	-	-	190	190
Credit cards	382	110	52	544	2,361	2,905
Other consumer loans	32	18	7	57	540	597
Total modifications (1)	$ 429	$ 128	$ 91	$ 648	$ 145,755	$ 146,403

		Year Ended December 31, 2023				
(In thousands)	30-59	60-89	90+	Total Delinquency	Current	Total
Conventional residential mortgage loans	$ 14	$ -	$ -	$ 14	$ 1,724	$ 1,738
Construction loans	-	-	-	-	-	-
Commercial mortgage loans	-	-	-	-	32,392	32,392
C&I loans	-	-	-	-	371	371
Consumer loans:						
Auto loans	27	18	18	63	2,710	2,773
Personal loans	52	-	15	67	273	340
Credit cards	43	16	2	61	1,363	1,424
Other consumer loans	46	11	20	77	454	531
Total modifications (1)	$ 182	$ 45	$ 55	$ 282	$ 39,287	$ 39,569

(1) Excludes $5.5 million, $4.5 million and $3.9 million in restructured residential mortgage loans that are government-guaranteed (e.g., FHA/VA loans) and were modified during the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 4 – ALLOWANCE FOR CREDIT LOSSES FOR LOANS AND FINANCE LEASES

The following tables present activity in the ACL on loans and finance leases by portfolio segment for the indicated periods:

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	C&I Loans	Consumer Loans	Total
Year Ended December 31, 2025						
(In thousands)						
ACL:						
Beginning balance	$ 40,654	$ 3,824	$ 22,447	$ 33,034	$ 143,983	$ 243,942
Provision for credit losses - expense	233	1,494	1,230	7,667	75,282	85,906
Charge-offs	(1,131)	-	(92)	(499)	(102,197)	(103,919)
Recoveries	1,315	354	247	1,214	19,978 (1)	23,108
Ending balance	$ 41,071	$ 5,672	$ 23,832	$ 41,416	$ 137,046	$ 249,037

(1) Includes recoveries totaling $2.4 million associated with the bulk sale of fully charged-off consumer loans and finance leases.

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	C&I Loans	Consumer Loans	Total
Year Ended December 31, 2024						
(In thousands)						
ACL:						
Beginning balance	$ 57,397	$ 5,605	$ 32,631	$ 33,996	$ 132,214	$ 261,843
Provision for credit losses - (benefit) expense	(16,225)	(1,912)	(10,717)	(4,749)	96,464	62,861
Charge-offs	(1,971)	-	-	(2,956)	(108,901)	(113,828)
Recoveries	1,453	131	533	6,743	24,206 (1)	33,066
Ending balance	$ 40,654	$ 3,824	$ 22,447	$ 33,034	$ 143,983	$ 243,942

(1) Includes recoveries totaling $10.0 million associated with the bulk sale of fully charged-off consumer loans and finance leases.

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage	C&I Loans	Consumer Loans	Total
Year Ended December 31, 2023						
(In thousands)						
ACL:						
Beginning balance	$ 62,760	$ 2,308	$ 35,064	$ 33,504	$ 126,828	$ 260,464
Impact of adoption of ASU 2022-02 (1)	2,056	-	-	7	53	2,116
Provision for credit losses - (benefit) expense	(6,866)	1,408	(2,086)	6,702	67,486	66,644
Charge-offs	(3,245)	(62)	(1,133)	(7,058)	(76,604)	(88,102)
Recoveries	2,692	1,951	786	841	14,451	20,721
Ending balance	$ 57,397	$ 5,605	$ 32,631	$ 33,996	$ 132,214	$ 261,843

(1) Recognized as a result of the adoption of ASU 2022-02, for which the Corporation elected to discontinue the use of a discounted cash flow methodology for restructured accruing loans, which had a corresponding decrease, net of applicable taxes, in beginning retained earnings as of January 1, 2023.

The Corporation estimates the ACL following the methodologies described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies" for each portfolio segment.

The Corporation generally applies probability weights to the baseline and alternative downside economic scenarios to estimate the ACL with the baseline scenario carrying the highest weight. The scenarios that are chosen each quarter and the weighting given to each scenario for the different loan portfolio categories depend on a variety of factors including recent economic events, leading national and regional economic indicators, and industry trends. As of December 31, 2025 and 2024, the Corporation applied 100% probability to the baseline scenario for the commercial mortgage and construction loan portfolios since certain macroeconomic variables associated with commercial real estate property performance and the commercial real estate ("CRE") price index, particularly in the Puerto Rico region, are expected to continue to perform in a more favorable manner than the alternative downside economic scenario.

As of December 31, 2025, the ACL for loans and finance leases was $249.0 million, an increase of $5.1 million, from $243.9 million as of December 31, 2024. The increase was mainly related to the ACL for C&I loans, which increased by $8.3 million, mainly due to loan growth, partially offset by improved financial performance of certain commercial borrowers. Also, the ACL for residential mortgage loans increased by $0.4 million driven by loan growth, partially offset by improvements in macroeconomic variables, such as the unemployment rate and the House Price Index, and updated historical loss experience used for determining the ACL estimate resulting in a downward revision of estimated loss severities and lower required reserve levels.

Meanwhile, the ACL for consumer loans decreased by $6.9 million, driven by improvements in macroeconomic variables, mainly in the projection of the unemployment rate, and reductions in the unsecured loan portfolio volumes, partially offset by updated historical loss experience used for determining the ACL estimate in the unsecured loan portfolio.

Net charge-offs totaled $80.8 million for each of the years ended December 31, 2025 and 2024. The results for the year ended December 31, 2025 reflect lower net charge-offs in consumer loans and finance leases, primarily in the unsecured loan portfolio, which were offset by a $7.6 million decrease in recoveries related to the bulk sales of fully charged-off consumer loans and finance leases and a $5.0 million recovery recognized in 2024 associated with a C&I loan in the Puerto Rico region.

The tables below present the ACL related to loans and finance leases and the carrying values of loans by portfolio segment as of December 31, 2025 and 2024:

As of December 31, 2025

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	C&I Loans	Consumer Loans	Total
(Dollars in thousands)						
Total loans held for investment:						
Amortized cost of loans	$ 2,908,302	$ 265,568	$ 2,554,252	$ 3,688,358	$ 3,708,876	$ 13,125,356
Allowance for credit losses	41,071	5,672	23,832	41,416	137,046	249,037
Allowance for credit losses to amortized cost	1.41 %	2.14 %	0.93 %	1.12 %	3.70 %	1.90 %

As of December 31, 2024

	Residential Mortgage Loans	Construction Loans	Commercial Mortgage Loans	C&I Loans	Consumer Loans	Total
(Dollars in thousands)						
Total loans held for investment:						
Amortized cost of loans	$ 2,828,431	$ 228,396	$ 2,565,984	$ 3,366,038	$ 3,757,707	$ 12,746,556
Allowance for credit losses	40,654	3,824	22,447	33,034	143,983	243,942
Allowance for credit losses to amortized cost	1.44 %	1.67 %	0.87 %	0.98 %	3.83 %	1.91 %

In addition, the Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit, such as unfunded loan commitments and standby letters of credit for commercial and construction loans, unless the obligation is unconditionally cancellable by the Corporation. See Note 23 – "Regulatory Matters, Commitments and Contingencies" for information on off-balance sheet exposures as of December 31, 2025 and 2024. The Corporation estimates the ACL for these off-balance sheet exposures following the methodology described in Note 1 – "Nature of Business and Summary of Significant Accounting Policies." As of December 31, 2025, the ACL for off-balance sheet credit exposures amounted to $3.0 million, compared to $3.1 million as of December 31, 2024.

The following table presents the activity in the ACL for unfunded loan commitments and standby letters of credit for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
	2025	**2024**	**2023**
(In thousands)			
Beginning balance	$ 3,143	$ 4,638	$ 4,273
Provision for credit losses - (benefit) expense	(130)	(1,495)	365
Ending balance	$ 3,013	$ 3,143	$ 4,638

NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment comprise:

	Useful Life Range In Years		As of December 31,	
	Minimum	**Maximum**	**2025**	**2024**
(Dollars in thousands)				
Buildings and improvements	10	35	$ 144,268	$ 144,935
Leasehold improvements	1	10	78,122	79,498
Furniture, equipment and software	2	10	155,061	152,588
			377,451	377,021
Accumulated depreciation and amortization			(284,833)	(274,731)
			92,618	102,290
Land			29,965	29,965
Projects in progress (1)			4,337	1,182
Total premises and equipment, net			$ 126,920	$ 133,437

(1) Mostly related to the construction of several branches in the Puerto Rico region expected to be completed between 2026 and early 2027.

Depreciation and amortization expense amounted to $17.2 million, $18.6 million, and $20.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

See Note 15 – "Other Non-Interest Income" for information related to the gains from sales of fixed assets and Note 19 – "Fair Value" for information on write-downs recorded on long-lived assets held for sale.

NOTE 6 – OTHER REAL ESTATE OWNED ("OREO")

The following table presents the OREO inventory as of the indicated dates:

(In thousands)	December 31, 2025	December 31, 2024
OREO balances, carrying value:		
Residential [1]	$ 6,524	$ 12,897
Construction	386	522
Commercial [2]	612	3,887
Total	$ 7,522	$ 17,306

(1) Excludes $4.1 million and $5.2 million as of December 31, 2025 and 2024, respectively, of foreclosures that met the conditions of ASC Subtopic 310-40 "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure," and are presented as a receivable as part of other assets in the consolidated statements of financial condition.

(2) During 2025, the Corporation recorded a $2.8 million valuation adjustment in connection with an ongoing litigation involving a commercial OREO property in the Virgin Islands region. See Note 23 – "Regulatory Matters, Commitments and Contingencies" for further details.

See Note 19 – "Fair Value" for information on subsequent measurement adjustments recorded on OREO properties reported as part of "Net gain on OREO operations" in the consolidated statements of income during the years ended December 31, 2025, 2024, and 2023.

NOTE 7 – RELATED-PARTY TRANSACTIONS

The Corporation has granted loans to its directors, executive officers, and certain related individuals or entities in the ordinary course of business. The movement and balance of these loans were as follows:

(In thousands)	Amount [1]
Balance at December 31, 2023	$ 827
Additions	80
Payments	(120)
Balance at December 31, 2024	787
Additions	63
Payments	(157)
Other changes	(495)
Balance at December 31, 2025	$ 198

(1) Includes loans granted to related parties which were then sold in the secondary market.

These loans were made subject to the provisions of the Federal Reserve Board's Regulation O – "Loans to Executive Officers, Directors and Principal Shareholders of Member Banks," which governs the permissible lending relationships between a financial institution and its executive officers, directors, principal shareholders, their families, and related parties. Amounts arising from changes in the status of individuals considered related parties are reported as "other changes" in the table above, which for 2025 reflected the retirement of three executive officers. There were no changes in the status of related parties during 2024.

From time to time, the Corporation, in the ordinary course of its business, obtains services from related parties or makes contributions to non-profit organizations that have some association with the Corporation.

NOTE 8 – DEPOSITS

The following table summarizes deposit balances as of the indicated dates:

(In thousands)		December 31, 2025		December 31, 2024
Type of account:				
Non-interest-bearing deposit accounts	$	5,549,416	$	5,547,538
Interest-bearing checking accounts		3,512,649		4,308,116
Interest-bearing saving accounts		3,452,192		3,530,382
Time deposits		3,562,331		3,007,144
Brokered CDs		593,555		478,118
Total	$	16,670,143	$	16,871,298

The weighted-average interest rate on total interest-bearing deposits as of December 31, 2025 and 2024 was 2.07% and 2.18%, respectively.

As of December 31, 2025, the aggregate amount of unplanned overdrafts of demand deposits that were reclassified as loans amounted to $3.0 million (2024 - $2.0 million). Pre-arranged overdrafts lines of credit, also reported as loans, amounted to $26.1 million as of December 31, 2025 (2024 - $25.6 million).

The following table presents the remaining contractual maturities of time deposits, including brokered CDs, as of December 31, 2025:

(In thousands)		Total
Three months or less	$	1,294,494
Over three months to six months		740,549
Over six months to one year		1,155,297
Over one year to two years		704,128
Over two years to three years		148,298
Over three years to four years		52,904
Over four years to five years		44,943
Over five years		15,273
Total	$	4,155,886

Total Puerto Rico and U.S. time deposits with balances of more than $250,000 amounted to $1.8 billion and $1.5 billion as of December 31, 2025 and 2024, respectively. This amount does not include brokered CDs that are generally participated out by brokers in shares of less than the FDIC insurance limit. As of December 31, 2025, unamortized broker placement fees amounted to $0.9 million (2024 - $1.1 million), which are amortized over the contractual maturity of the brokered CDs under the interest method.

As of December 31, 2025, deposit accounts issued to government agencies amounted to $3.0 billion (2024 – $3.5 billion), of which $2.5 billion consisted of public sector deposits in Puerto Rico (2024 – $3.1 billion). These deposits are insured by the FDIC up to the applicable limits. The uninsured portions were collateralized by securities and loans with an amortized cost of $3.0 billion (2024 – $3.7 billion) and an estimated market value of $2.8 billion (2024 – $3.3 billion). In addition to securities and loans, as of December 31, 2025 and 2024, the Corporation used $225.0 million and $175.0 million, respectively, in letters of credit issued by the FHLB as pledges for public deposits in the Virgin Islands.

A table showing interest expense on interest-bearing deposits for the indicated periods follows:

			Year Ended December 31,			
(In thousands)		2025		2024		2023
Checking accounts	$	74,450	$	86,537	$	74,271
Saving accounts		28,249		29,025		25,955
Time deposits		110,974		105,712		68,605
Brokered CDs		24,010		31,833		16,630
Total	$	237,683	$	253,107	$	185,461

NOTE 9 –BORROWINGS

Advances from the Federal Home Loan Bank ("FHLB")

The following is a summary of the advances from the FHLB as of the indicated dates:

	December 31, 2025	December 31, 2024
(In thousands)		
Long-term Fixed-rate advances from the FHLB (1)	$ 290,000	$ 500,000

(1) Weighted-average interest rate of 4.32% and 4.45% as of December 31, 2025 and 2024, respectively, with contractual maturity dates ranging from March 2026 to November 2027.

Advances from the FHLB mature as follows as of the indicated date:

	December 31, 2025
(In thousands)	
Three months or less	$ 90,000
Over one year to two years	200,000
Total (1)	$ 290,000

(1) Average remaining term to maturity of 1.36 years.

The maximum aggregate balance of advances from the FHLB outstanding at any month-end during the years ended December 31, 2025 and 2024 was $650.0 million and $500.0 million, respectively. The total average balance of FHLB advances during 2025 was $347.4 million (2024 - $500.1 million).

The Corporation obtains advances and applies for the issuance of letters of credit from the FHLB under an Advances, Collateral Pledge, and Security Agreement (the "Collateral Agreement") that requires the pledge of qualifying mortgage collateral or U.S. Treasury or U.S. agencies debt securities' collateral, as applicable. Collateral values are subject to FHLB-determined haircuts, which represent a percentage reduction applied to the collateral's value. As of December 31, 2025 and 2024, the estimated value of mortgage loans pledged as collateral, net of haircut, amounted to $1.4 billion and $1.2 billion, respectively, and U.S. agencies' obligations and MBS pledged as collateral, net of haircut, amounted to $216.4 million and $438.5 million, respectively. As of December 31, 2025, the Corporation had approximately $1.1 billion of additional borrowing capacity under this facility based on the pledged collateral, net of haircut. Advances may be prepaid, in whole or in part at the borrower's option, subject to applicable fees determined by the FHLB, based on all relevant factors including, but not limited to, the terms of the advance and related hedging or funding costs.

Junior Subordinated Debentures

Junior subordinated debentures, as of the indicated dates, consisted of:

(In thousands)	December 31, 2025	December 31, 2024
Long-term floating rate junior subordinated debentures (FBP Statutory Trust I) (1)	$ -	$ 43,143
Long-term floating rate junior subordinated debentures (FBP Statutory Trust II) (2)	-	18,557
	$ -	$ 61,700

(1) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.75% over 3-month CME Term SOFR plus a 0.26161% tenor spread adjustment as of December 31, 2024 (7.36% as of December 31, 2024).

(2) Amount represents junior subordinated interest-bearing debentures due in 2034 with a floating interest rate of 2.50% over 3-month CME Term SOFR plus a 0.26161% tenor spread adjustment as of December 31, 2024 (7.12% as of December 31, 2024).

During 2025, the Corporation redeemed $61.7 million of the remaining TruPS issued by FBP Statutory Trusts I and II, which were outstanding as of December 31, 2024. See Note 12 – "Stockholders' Equity" for additional information regarding the redemption of these TruPS.

Loans Payable

The Corporation participates in the Borrower-in-Custody Program (the "BIC Program") of the FED. Through the BIC Program, a broad range of loans may be pledged as collateral for borrowings through the FED Discount Window. As of December 31, 2025, pledged collateral that is related to this credit facility amounted to $2.6 billion, net of haircut, mainly commercial, consumer, and residential mortgage loans, which is fully available for funding. The FED Discount Window program provides access to a low-cost, short-term liquidity source during periods of market volatility.

NOTE 10 – EARNINGS PER COMMON SHARE

The calculations of earnings per common share for the years ended December 31, 2025, 2024, and 2023 are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
(In thousands, except per share information)			
Net income attributable to common stockholders	$ 344,866	$ 298,724	$ 302,864
Weighted-Average Shares:			
Average common shares outstanding	159,956	164,549	176,504
Average potential dilutive common shares	783	719	676
Average common shares outstanding - assuming dilution	160,739	165,268	177,180
Earnings per common share:			
Basic	$ 2.16	$ 1.82	$ 1.72
Diluted	$ 2.15	$ 1.81	$ 1.71

Earnings per common share is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares issued and outstanding. Basic weighted-average common shares outstanding exclude unvested shares of restricted stock that do not contain non-forfeitable dividend rights.

Potential dilutive common shares consist of unvested shares of restricted stock and performance units (if any of the performance conditions are met as of the end of the reporting period) that do not contain non-forfeitable dividend or dividend equivalent rights using the treasury stock method. This method assumes that proceeds equal to the amount of compensation cost attributable to future services is used to repurchase shares on the open market at the average market price for the period. The difference between the number of potential dilutive shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Unvested shares of restricted stock outstanding during the period that result in lower potentially dilutive shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect on earnings per share. There were no antidilutive shares of common stock during the years ended December 31, 2025, 2024 and 2023.

NOTE 11 – STOCK-BASED COMPENSATION

The First BanCorp. Omnibus Plan, which is effective until May 24, 2026, provides for equity-based and non-equity-based compensation incentives (the "awards"). The Omnibus Plan authorizes the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganizations and other similar events. As of December 31, 2025, there were 1,973,213 authorized shares of common stock available for issuance under the Omnibus Plan. The Corporation's Board of Directors, based on the recommendation of the Compensation and Benefits Committee of the Board, has the power and authority to determine those eligible to receive awards and to establish the terms and conditions of any awards, subject to various limits and vesting restrictions that apply to individual and aggregate awards.

Restricted Stock

Under the Omnibus Plan, the Corporation may grant restricted stock to plan participants, subject to forfeiture upon the occurrence of certain events until the dates specified in the participant's award agreement. While the restricted stock is subject to forfeiture and does not contain non-forfeitable dividend rights, participants may exercise full voting rights with respect to the shares of restricted stock granted to them. The fair value of the shares of restricted stock granted was based on the market price of the Corporation's common stock on the date of the respective grant. The shares of restricted stocks granted to employees are subject to the following vesting period: fifty percent (50%) of those shares vest on the two-year anniversary of the grant date and the remaining 50% vest on the three-year anniversary of the grant date. The shares of restricted stock granted to directors are generally subject to vesting on the one-year anniversary of the grant date.

The following table summarizes the restricted stock activity under the Omnibus Plan during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value	Number of shares of restricted stock	Weighted-Average Grant Date Fair Value
Unvested shares outstanding at beginning of year	1,007,621	$ 14.39	889,642	$ 12.30	938,491	$ 9.14
Granted (1)	463,289	18.47	415,577	17.50	522,801	12.07
Forfeited	(10,793)	16.42	(14,896)	14.07	(63,133)	11.36
Vested	(426,427)	13.16	(282,702)	12.40	(508,517)	6.36
Unvested shares outstanding at end of year	1,033,690	$ 16.71	1,007,621	$ 14.39	889,642	$ 12.30

(1) Includes restricted stock awarded to independent directors of 17,744; 18,509 and 28,973 shares during 2025, 2024 and 2023, respectively, and restricted stock awarded to employees of 445,545; 397,068 and 494,008 shares for 2025, 2024 and 2023, respectively, of which 103,560; 84,122 and 33,718 shares, respectively, were granted to retirement-eligible employees and thus charged to earnings as of the grant date.

For the years ended December 31, 2025, 2024 and 2023, the Corporation recognized $7.3 million, $6.2 million and $5.7 million, respectively, of stock-based compensation expense related to restricted stock awards. As of December 31, 2025, there was $5.6 million of total unrecognized compensation cost related to unvested shares of restricted stock that the Corporation expects to recognize over a weighted-average period of 1.5 years.

Performance Units

Under the Omnibus Plan, the Corporation may award performance units to participants, with each unit representing the value of one share of the Corporation's common stock. These awards, which are granted to executives, have the right to receive dividend equivalents. Such dividend equivalents accrue during the performance cycle and are paid in cash on the vesting date based upon achievement of the performance goals.

Performance units granted vest on the third anniversary of the effective date of the award based on actual achievement of two performance metrics weighted equally: relative total shareholder return ("Relative TSR"), compared to companies that comprise the KBW Nasdaq Regional Banking Index, and the achievement of a tangible book value per share ("TBVPS") goal, which is measured based upon the growth in the tangible book value during the performance cycle, adjusted for certain allowable non-recurring transactions. The participant may earn 50% of their target opportunity for threshold level performance and up to 150% of their target opportunity for maximum level performance, based on the individual achievement of each performance goal during a three-year performance cycle. Amounts between threshold, target and maximum performance will vest in a proportional amount.

The following table summarizes the performance units activity under the Omnibus Plan during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		2024		2023	
	Number of Performance Units	Weighted-Average Grant Date Fair Value	Number of Performance Units	Weighted-Average Grant Date Fair Value	Number of Performance Units	Weighted-Average Grant Date Fair Value
Performance units at beginning of year	549,032	$ 14.37	534,261	$ 12.25	791,923	$ 7.36
Additions (1)	161,744	18.66	165,487	18.39	216,876	12.24
Vested (2)	(166,669)	13.15	(150,716)	11.26	(474,538)	4.08
Performance units at end of year	544,107	$ 16.02	549,032	$ 14.37	534,261	$ 12.25

(1) Units granted during the years ended December 31, 2025, 2024 and 2023 are based on the achievement of the Relative TSR and TBVPS performance goals during a three-year performance cycle beginning January 1, 2025, January 1, 2024 and January 1, 2023, respectively, and ending on December 31, 2027, December 31, 2026 and December 31, 2025, respectively.

(2) Units vested during the years ended December 31, 2025, 2024 and 2023 are related to performance units granted in 2022, 2021 and 2020, respectively, that met the pre-established targets and were settled with shares of common stock reissued from treasury shares.

The fair value of the performance units awarded, that was based on the TBVPS goal component, was calculated based on the market price of the Corporation's common stock on the respective date of the grant and assuming attainment of 100% of target opportunity. As of December 31, 2025, there have been no changes in management's assessment of the probability that the pre-established TBVPS goal will be achieved; as such, no cumulative adjustment to compensation expense has been recognized. The fair value of the performance units awarded, that was based on the Relative TSR component, was calculated using a Monte Carlo simulation. Since the Relative TSR component is considered a market condition, the fair value of the portion of the award based on Relative TSR is not revised subsequent to grant date based on actual performance.

The following table summarizes the valuation assumptions used to calculate the fair value as of the grant date of the Relative TSR component of the performance units granted under the Omnibus Plan during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
	2025	**2024**	**2023**
Risk-free interest rate (1)	3.92 %	4.41 %	3.98 %
Correlation coefficient	74.96	73.80	77.16
Expected dividend yield (2)	-	-	-
Expected volatility (3)	31.94	34.65	41.37
Expected life (in years)	2.79	2.78	2.79

(1)   Based on the yield on zero-coupon U.S. Treasury Separate Trading of Registered Interest and Principal of Securities as of the grant date for a period equal to the simulation term.

(2)   Assumes that dividends are reinvested at each ex-dividend date.

(3)   Calculated based on the historical volatility of the Corporation's stock price with a look-back period equal to the simulation term using daily stock prices.

For the years ended December 31, 2025, 2024 and 2023, the Corporation recognized $2.8 million, $2.5 million and $2.1 million, respectively, of stock-based compensation expense related to performance units. As of December 31, 2025, there was $3.7 million of total unrecognized compensation cost related to unvested performance units that the Corporation expects to recognize over a weighted-average period of 1.7 years.

Shares withheld

During 2025, the Corporation withheld 194,647 shares (2024 – 138,460 shares; 2023 – 289,623 shares) of the restricted stock and performance units that vested during such period to cover the participants' payroll and income tax withholding liabilities; these shares are held as treasury shares. The Corporation paid in cash any fractional share of salary stock to which an officer was entitled. In the consolidated financial statements, the Corporation presents shares withheld for tax purposes as common stock repurchases.

NOTE 12 – STOCKHOLDERS' EQUITY

Repurchase Programs

On July 22, 2024, the Corporation announced that its Board of Directors had approved a repurchase program authorizing up to $250 million in repurchases, which could include common stock and/or junior subordinated debentures. Under this program, the Corporation repurchased 7,085,582 shares of common stock through open market transactions at an average price of $19.52, for a total cost of approximately $138.3 million during 2025. In addition, the Corporation redeemed $111.7 million of junior subordinated debentures, of which $61.7 million were redeemed during 2025. These transactions completed the $250 million repurchase program.

Furthermore, on October 22, 2025, the Corporation announced that its Board of Directors approved a new stock repurchase program authorizing up to $200 million of its outstanding common stock. Repurchases under the program may be executed through open market purchases, accelerated share repurchases and privately negotiated transactions or plans, including plans complying with Rule 10b5-1 under the Exchange Act, and will be conducted in accordance with applicable legal and regulatory requirements. The Corporation's repurchase program is subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, and general market conditions. The repurchase program does not obligate it to acquire any specific number of shares and does not have an expiration date. The repurchase program may be modified, suspended, or terminated at any time at the Corporation's discretion. Any repurchased shares of common stock are expected to be held as treasury shares. During 2025, the Corporation repurchased 588,817 shares of common stock through open market transactions at an average price of $19.87, for a total cost of approximately $11.7 million under this stock repurchase program. As of December 31, 2025, the Corporation has remaining authorization of approximately $188.3 million, which it expects to execute through the end of the fourth quarter of 2026. The Corporation's holding company has no operations and depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, stock repurchases, and to fund all payments on its obligations, including debt obligations.

Common Stock

The following table shows the changes in shares of common stock outstanding for the years ended December 31, 2025, 2024 and 2023:

	Total Number of Shares		
	2025	**2024**	**2023**
Common stock outstanding, beginning of year	163,868,877	169,302,812	182,709,059
Common stock repurchased (1)	(7,869,046)	(5,985,332)	(14,340,453)
Common stock reissued under stock-based compensation plan	629,958	566,293	997,339
Restricted stock forfeited	(10,793)	(14,896)	(63,133)
Common stock outstanding, end of year	156,618,996	163,868,877	169,302,812

(1) For 2025, 2024 and 2023, includes 194,647; 138,460 and 289,623 shares, respectively, of common stock surrendered to cover plan participants' payroll and income taxes.

For the years ended December 31, 2025, 2024 and 2023, total cash dividends declared on shares of common stock amounted to $115.7 million ($0.72 per share), $106.0 million ($0.64 per share) and $99.6 million ($0.56 per share), respectively. On January 26, 2026, the Corporation's Board of Directors declared a quarterly cash dividend of $0.20 per common share, which represents an increase of $0.02 per common share, or an 11% increase, compared to its most recent quarterly dividend paid in December 12, 2025. The dividend is payable on March 13, 2026 to shareholders of record at the close of business on February 26, 2026. The Corporation intends to continue to pay quarterly dividends on common stock. However, the Corporation's common stock dividends, including the declaration, timing, and amount, remain subject to consideration and approval by the Corporation's Board of Directors at the relevant times.

Preferred Stock

The Corporation has 50,000,000 authorized shares of preferred stock with a par value of $1.00, subject to certain terms. This stock may be issued in series and the shares of each series have such rights and preferences as are fixed by the Corporation's Board of Directors when authorizing the issuance of that particular series and are redeemable at the Corporation's option. No shares of preferred stock were outstanding as of December 31, 2025 and 2024.

Treasury Stock

The following table shows the changes in shares of treasury stock for the years ended December 31, 2025, 2024 and 2023:

	Total Number of Shares		
	2025	**2024**	**2023**
Treasury stock, beginning of year	59,794,239	54,360,304	40,954,057
Common stock repurchased	7,869,046	5,985,332	14,340,453
Common stock reissued under stock-based compensation plan	(629,958)	(566,293)	(997,339)
Restricted stock forfeited	10,793	14,896	63,133
Treasury stock, end of year	67,044,120	59,794,239	54,360,304

FirstBank Statutory Reserve (Legal Surplus)

The Puerto Rico Banking Law of 1933, as amended (the "Puerto Rico Banking Law"), requires that a minimum of 10% of FirstBank's net income for the year be transferred to a legal surplus reserve until such surplus equals the total of paid-in-capital on common and preferred stock. Amounts transferred to the legal surplus reserve from retained earnings are not available for distribution to the Corporation without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The Puerto Rico Banking Law provides that, when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the legal surplus reserve, as a reduction thereof. If the legal surplus reserve is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and the Bank cannot pay dividends until it can replenish the legal surplus reserve to an amount of at least 20% of the original capital contributed. During the years ended December 31, 2025, 2024 and 2023, the Corporation transferred $32.3 million, $30.6 million and $31.1 million, respectively, to the legal surplus reserve. FirstBank's legal surplus reserve, included as part of retained earnings in the Corporation's consolidated statements of financial condition, amounted to $262.5 million as of December 31, 2025 and $230.2 million as of December 31, 2024.

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss for the years ended December 31, 2025, 2024 and 2023:

| | | **Changes in Accumulated Other Comprehensive Loss by Component** (1) | | |
| | | **Year Ended December 31,** | | |
		2025	**2024**	**2023**
(In thousands)				
Unrealized net holding losses on available-for-sale debt securities:				
Beginning balance		$ (567,338)	$ (640,552)	$ (805,972)
Other comprehensive income (2)		212,398	73,214	165,420
Ending balance		$ (354,940)	$ (567,338)	$ (640,552)
Adjustment of pension and postretirement benefit plans:				
Beginning balance		$ 782	$ 1,382	$ 1,194
Other comprehensive (loss) income		(392)	(600)	188
Ending balance		$ 390	$ 782	$ 1,382

(1) All amounts presented are net of tax.

(2) Net unrealized holding losses on available-for-sale debt securities have no tax effect because securities are either tax-exempt, held by an IBE, or have a full deferred tax asset valuation allowance.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2025, 2024, and 2023:

| | | **Reclassifications Out of Accumulated Other Comprehensive Loss** | | |
| | **Affected Line Item in the Consolidated Statements of Income** | **Year Ended December 31,** | | |
		2025	**2024**	**2023**
(In thousands)				
Adjustment of pension and postretirement benefit plans:				
Amortization of net loss	Other expenses	$ 27	$ 56	$ 17
	Total before tax	$ 27	$ 56	$ 17
	Income tax expense	(10)	(21)	(6)
	Total, net of tax	$ 17	$ 35	$ 11

NOTE 14 – EMPLOYEE BENEFIT PLANS

The Corporation maintains two frozen qualified noncontributory defined benefit pension plans (the "Pension Plans"), and a related complementary post-retirement benefit plan (the "Postretirement Benefit Plan") covering medical benefits and life insurance after retirement that it obtained in the BSPR acquisition on September 1, 2020. One defined benefit pension plan covers substantially all of BSPR's former employees who were active before January 1, 2007, while the other defined benefit pension plan covers personnel of an institution previously acquired by BSPR. Benefits are based on salary and years of service. The accrual of benefits under the Pension Plans is frozen to all participants.

The following table presents the changes in projected benefit obligation and changes in plan assets for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
(In thousands)		
Changes in projected benefit obligation:		
Projected benefit obligation at the beginning of year, defined benefit pension plans	$ 69,559	$ 73,547
Interest cost	3,710	3,603
Actuarial loss (gain)	1,896	(1,813)
Benefits paid	(5,701)	(5,778)
Projected benefit obligation at the end of year, pension plans	$ 69,464	$ 69,559
Projected benefit obligation, other postretirement benefit plan	151	151
Projected benefit obligation at the end of year	$ 69,615	$ 69,710
Changes in plan assets:		
Fair value of plan assets at the beginning of year	$ 72,808	$ 77,365
Actual return on plan assets - gain	5,279	1,221
Benefits paid	(5,701)	(5,778)
Fair value of pension plan assets at the end of year (1)	$ 72,386	$ 72,808
Net asset, pension plans	2,922	3,249
Net benefit obligation, other postretirement benefit plan	(151)	(151)
Net asset	$ 2,771	$ 3,098

(1) Other postretirement plan did not contain any assets as of December 31, 2025 and 2024.

The weighted-average discount rate used to determine the benefit obligation was 5.33% and 5.60% as of December 31, 2025 and 2024, respectively. The discount rate represents a single equivalent rate that produces the same present value of projected benefit obligation cash flows as those calculated using the plan's actuarial yield curve. In establishing the expected long-term rate of return on plan assets, the Corporation considered input from its consultant, long-term inflation assumptions, interest rate scenarios, and historical asset performance. Based on this analysis, the expected long-term rate of return was 5.75% as of each of December 31, 2025 and 2024. The Pension Plans' investment policy incorporates liability-hedging assets to reduce funded status volatility, diversified return-seeking assets to mitigate equity risk, and plan-specific glidepaths designed to systematically reduce investment risk as funded status improves.

The following table presents information for the plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2025 and 2024:

(In thousands)	December 31, 2025	December 31, 2024
Projected benefit obligation	$ 47,587	$ 47,305
Accumulated benefit obligation	47,587	47,305
Fair value of plan assets	43,607	43,651

The following table presents the components of net periodic (benefit) cost for the years ended December 31, 2025, 2024, and 2023:

	Affected Line Item in the Consolidated Statements of Income	Year Ended December 31,		
		2025	2024	2023
(In thousands)				
Net periodic (benefit) cost, pension plans:				
Interest cost	Other expenses	$ 3,710	$ 3,603	$ 3,800
Expected return on plan assets	Other expenses	(3,992)	(4,072)	(3,543)
Net periodic (benefit) cost, pension plans		(282)	(469)	257
Net periodic cost, postretirement plan	Other expenses	33	66	25
Net periodic (benefit) cost		$ (249)	$ (403)	$ 282

The following table presents the weighted-average assumptions used to determine the net periodic (benefit) cost for the pension and other postretirement benefit plans for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
	2025	2024	2023
Discount rate	5.60%	5.14%	5.43%
Expected return on plan assets	5.75%	5.51%	4.80%

The following table presents the changes in pre-tax accumulated other comprehensive income of the Pension Plans and Postretirement Benefit Plan for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Accumulated other comprehensive income at beginning of year, pension plans	$ 1,331	$ 2,369	$ 1,974
Net (loss) gain	(609)	(1,038)	395
Accumulated other comprehensive income at end of year, pension plans	722	1,331	2,369
Accumulated other comprehensive loss at end of year, postretirement plan	(95)	(77)	(155)
Accumulated other comprehensive income at end of year	$ 627	$ 1,254	$ 2,214

The following are the pre-tax amounts recognized in accumulated other comprehensive income for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Net actuarial (loss) gain, pension plans	$ (609)	$ (1,038)	$ 395
Net actuarial (loss) gain, other postretirement benefit plan	(45)	22	(111)
Amortization of net loss	27	56	17
Net amount recognized	$ (627)	$ (960)	$ 301

The Pension Plans asset allocations by asset category are as follows as of the indicated dates:

Asset category	December 31, 2025	December 31, 2024
Investment in funds	100%	96%
Other	0%	4%
	100%	100%

Determination of Fair Value

The following is a description of the valuation inputs and techniques used to measure the fair value of pension plan assets:

Investment in Funds - Investment in common collective trusts, which primarily consist of equity securities, MBS, corporate bonds and U.S. Treasury securities, have been measured at fair value using the net asset value per unit as a practical expedient and, accordingly, have not been classified in the fair value hierarchy. Fair value is based on the calculated net asset value of shares held by the Plan as reported by the sponsor of the funds.

Interest-Bearing Deposits - Interest-bearing deposits consist of money market accounts with short-term maturities and, therefore, the carrying value approximates fair value.

The Corporation does not expect to contribute to the Pension Plans during 2026.

The Corporation's investment policy with respect to the Corporation's Pension Plans is to optimize, without undue risk, the total return on investment of the Plan assets after inflation, within a framework of prudent and reasonable portfolio risk. The investment portfolio is diversified in multiple asset classes to reduce portfolio risk, and assets may be shifted between asset classes to reduce volatility when warranted by projections of the economic and/or financial market environment, consistent with Employee Retirement Income Security Act of 1974, as amended (ERISA). As circumstances and market conditions change, the Corporation's target asset allocations may be amended to reflect the most appropriate distribution given the new environment, consistent with the investment objectives.

Expected future benefit payments for the plans during the next ten years are as follows:

(In thousands)	Amount
2026	$ 6,332
2027	6,170
2028	5,924
2029	5,865
2030	5,739
2031 through 2035	26,760
	$ 56,790

Defined Contribution Plan

In addition, FirstBank provides contributory retirement plans pursuant to Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the "PR Tax Code") for Puerto Rico employees and Section 401(k) of the U.S. Internal Revenue Code for USVI and U.S. employees (the "Plans"). Eligible employees may participate in the Plans after completion of three months of service for purposes of both: (i) making elective deferral contributions and (ii) sharing in the Bank's matching, qualified matching, and qualified non-elective contributions. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participants' eligible compensation that a participant contributes to the Plan on a pre-tax basis. The matching contribution of fifty cents for every dollar of the employee's contribution is comprised of: (i) twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be paid to the Plan as of each bi-weekly payroll; and (ii) an additional twenty-five cents for every dollar of the employee's contribution up to 6% of the employee's eligible compensation to be deposited as a lump sum subsequent to the Plan Year. Puerto Rico employees were permitted to contribute up to $15,000 for each of the years ended December 31, 2025, 2024 and 2023 (USVI and U.S. employees - $23,500 for 2025, $23,000 for 2024 and $22,500 for 2023). Additional contributions to the Plans may be voluntarily made by the Bank as determined by its Board of Directors. No additional discretionary contributions were made for the years ended December 31, 2025, 2024, and 2023. The Bank had total plan expenses of $4.4 million for the year ended December 31, 2025 (2024 - $4.1 million; 2023 - $3.4 million).

NOTE 15 – OTHER NON-INTEREST INCOME

A detail of other non-interest income is as follows for the indicated periods:

		Year Ended December 31,				
		2025		**2024**		**2023**
(In thousands)						
Non-deferrable loan fees	$	4,002	$	3,692	$	4,412
Mail and cable transmission commissions		3,275		3,354		3,289
Gain from insurance proceeds		-		1,523		379
Net gain (loss) on equity securities		125		(19)		21
Insurance referrals commissions		2,125		2,151		2,722
Gain from sales of fixed assets (1)		16		103		3,514
Gain recognized from legal settlement		-		-		3,600
Other		8,545		8,088		7,851
Total	$	18,088	$	18,892	$	25,788

(1) For the year ended December 31, 2023, includes $3.0 million related to the sale of a banking premise in the Florida region.

NOTE 16 – OTHER NON-INTEREST EXPENSES

A detail of other non-interest expenses is as follows for the indicated periods:

		Year Ended December 31,				
		2025		**2024**		**2023**
(In thousands)						
Supplies and printing	$	1,918	$	1,732	$	1,543
Amortization of intangible assets		3,509		6,416		7,735
Servicing and processing fees		6,214		5,694		5,342
Other insurance and supervisory fees		5,788		8,639		9,385
Provision for operational losses		8,538		6,780		3,305
Net periodic (benefit) cost, pension and other postretirement plans		(249)		(403)		282
Other		6,032		6,074		6,074
Total	$	31,750	$	34,932	$	33,666

NOTE 17 – INCOME TAXES

The Corporation is subject to Puerto Rico income tax on its income from all sources. Under the PR Tax Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. However, certain subsidiaries that are organized as limited liability companies with a partnership election are treated as pass-through entities for Puerto Rico tax purposes. Furthermore, the Corporation conducts business through certain entities that have special tax treatments, including doing business through an IBE unit of the Bank and through FirstBank Overseas Corporation, each of which are generally exempt from Puerto Rico income taxation under the International Banking Entity Act of Puerto Rico ("IBE Act"), and through a wholly owned subsidiary that engages in certain Puerto Rico qualified investing and lending activities that have certain tax advantages under Act 60 of 2019.

Under the PR Tax Code, a subsidiary may realize a tax benefit from a net operating loss ("NOL") only if it can generate sufficient taxable income within the applicable NOL carryforward period. Pursuant to the PR Tax Code, the carryforward period for NOLs incurred during taxable years commencing after December 31, 2012 is 10 years. The PR Tax Code provides a dividend received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

On July 17, 2025, the Government of Puerto Rico enacted Act 65-2025 which, among other things, allows domestic limited liability companies owned by legal entities to elect to be treated as disregarded entities for tax purposes. As a result of this change, during the third quarter of 2025, the Corporation reversed approximately $16.6 million in valuation allowance related to deferred tax assets primarily associated with NOL carryforwards at the holding company level. This reversal reflects the Corporation's expectation of realizing these tax benefits under the new election established by the Act. In the fourth quarter of 2025, the Corporation also reversed approximately $0.5 million of valuation allowance related to higher utilization of NOL carryforwards.

Income tax expense attributable to Puerto Rico is considered domestic for Puerto Rico tax purposes. Income tax expense also includes U.S. federal taxes, as well as USVI and state income taxes in Florida, which are considered foreign for Puerto Rico tax purposes. As a Puerto Rico corporation, FirstBank is treated as a foreign corporation for U.S. and USVI income tax purposes and is generally subject to U.S. and USVI income tax only on its income from sources within the U.S. and USVI or income effectively connected with the conduct of a trade or business in those jurisdictions. Such tax paid in the U.S. and USVI is also creditable against the Corporation's Puerto Rico tax liability, subject to certain conditions and limitations. Income generated from BVI operations is considered foreign-source income and is not subject to taxation in that jurisdiction.

Pre-tax income is summarized below for the indicated periods:

	Year Ended December 31,		
	2025	**2024**	**2023**
(In thousands)			
Domestic (1)	$ 364,545	$ 331,860	$ 347,605
Foreign (2)	52,189	59,347	49,831
Total pre-tax income	$ 416,734	$ 391,207	$ 397,436

(1) Attributable to Puerto Rico operations.

(2) Attributable to U.S., USVI, and BVI operations.

The components of income tax expense are summarized below for the indicated periods:

		Year Ended December 31,	
	2025	2024	2023
(In thousands)			
Current income tax expense:			
Puerto Rico	$ 72,336	$ 67,662	$ 78,459
U.S. Federal	9,385	8,423	7,863
State and other	2,569	2,267	2,145
Total current income tax expense	84,290	78,352	88,467
Deferred income tax (benefit) expense:			
Puerto Rico	(11,270)	12,695	6,406
U.S. Federal	(904)	1,120	(235)
State and other	(248)	316	(66)
Total deferred income tax (benefit) expense	(12,422)	14,131	6,105
Total income tax expense	$ 71,868	$ 92,483	$ 94,572

The Corporation maintains an effective tax rate lower than the Puerto Rico maximum statutory tax rate of 37.5%. The differences between the income tax expense applicable to income before the provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico were as follows for the indicated periods:

		Year Ended December 31,				
	2025		2024		2023	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
(Dollars in thousands)						
Computed income tax at statutory rate	$ 156,275	37.5 %	$ 146,702	37.5 %	$ 149,038	37.5 %
Federal and state taxes (1)	11,954	2.9 %	10,690	2.7 %	10,008	2.4 %
Nontaxable or nondeductible items:						
Benefit of net exempt income	(52,989)	(12.7) %	(37,736)	(9.6) %	(35,153)	(8.8) %
Preferential tax treatment on qualified investing and lending activities	(17,617)	(4.3) %	(22,505)	(5.8) %	(19,125)	(4.8) %
Other	(3,736)	(0.9) %	(4,606)	(1.2) %	(9,043)	(2.3) %
Changes in deferred tax valuation allowance (2)	(17,119)	(4.1) %	-	- %	-	- %
Changes in unrecognized tax benefits	(456)	(0.1) %	(377)	(0.1) %	(262)	(0.1) %
Other adjustments	(4,444)	(1.1) %	315	0.1 %	(891)	(0.1) %
Total income tax expense	$ 71,868	17.2 %	$ 92,483	23.6 %	$ 94,572	23.8 %

(1) Federal taxes made up the majority (greater than 50%) of the tax effect in this category.
(2) Includes valuation allowance releases during 2025 of $17.1 million, of which $16.6 million was associated with the aforementioned enactment of Act 65-2025.

Income taxes paid for the indicated periods were as follows:

		Year Ended December 31,	
	2025	2024	2023
(In thousands)			
Puerto Rico (1)	$ 61,760	$ 84,227	$ 99,132
U.S. Federal	8,389	7,044	8,000
State and other	2,355	1,960	2,380
Total	$ 72,504	$ 93,231	$ 109,512

(1) Payments include the purchase of income tax credits that were used against tax liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	As of December 31,			
	2025		**2024**	
(In thousands)				
Deferred tax asset:				
NOL and capital loss carryforwards	$	34,874	$	36,721
Allowance for credit losses		89,716		88,149
Alternative Minimum Tax credits available for carryforward		25,363		33,220
Unrealized loss on OREO valuation		4,807		4,126
Share-based compensation cost		5,824		4,763
Legal and other reserves		3,403		3,121
Reserve for insurance premium cancellations		803		746
Differences between the assigned values and tax bases of assets and liabilities recognized in purchase business combinations		10,507		8,007
Unrealized loss on available-for-sale debt securities, net		48,729		76,616
Other		8,044		8,808
Total gross deferred tax assets	$	232,070	$	264,277
Deferred tax liabilities:				
Servicing assets		7,633		8,282
Pension Plan assets		237		472
Other		163		87
Total gross deferred tax liabilities		8,033		8,841
Valuation allowance (1)		(75,025)		(119,080)
Net deferred tax asset	$	149,012	$	136,356

(1) The year ended December 31, 2025 includes a $27.9 million decrease in valuation allowance related to changes in the market value of available-for-sale debt securities, which resulted in an equal change in the net deferred tax asset without impacting earnings, and a $17.1 million reversal in valuation allowance primarily associated with the aforementioned enactment of Act 65-2025.

The Corporation assesses deferred tax assets to determine the amount that is more-likely-than-not to be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to such amount. Management evaluates valuation allowances at each reporting date, considering all available positive and negative evidence that can be objectively verified. Consideration must be given to all sources of taxable income available to realize the deferred tax asset, including, as applicable, the future reversal of existing temporary differences, future taxable income forecasts exclusive of the reversal of temporary differences and carryforwards, and tax planning strategies. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions considering statutory, judicial, and regulatory guidance.

Management's estimate of future taxable income is based on internal projections that consider historical performance, multiple internal scenarios and assumptions, as well as external data that management believes is reasonable. The Corporation updates this analysis when events or circumstances arise that may affect the realizability of deferred tax assets. If actual results differ significantly from the current estimates of future taxable income, even if caused by adverse macroeconomic conditions, the remaining valuation allowance may need to be increased.

As of December 31, 2025, the Corporation had a net deferred tax asset of $149.0 million, net of a valuation allowance of $75.0 million, compared to a net deferred tax asset of $136.4 million, net of a valuation allowance of $119.1 million, as of December 31, 2024. The increase in the net deferred tax asset was driven by the aforementioned one-time reversal of approximately $16.6 million in valuation allowance primarily associated with NOL carryforwards at the holding company level as a result of the enactment of Act 65-2025.

The net deferred tax asset of the Corporation's banking subsidiary, FirstBank, amounted to $134.8 million as of December 31, 2025, net of a valuation allowance of $72.2 million, compared to a net deferred tax asset of $136.4 million, net of a valuation allowance of $98.5 million, as of December 31, 2024. The decrease in the net deferred tax asset of FirstBank for the year ended

December 31, 2025 was mainly related to the usage of alternative minimum tax credits. Meanwhile, the decrease in the valuation allowance for the year ended December 31, 2025 was related primarily to changes in the market value of available-for-sale debt securities which resulted in an equal change in the net deferred tax asset without impacting earnings. The Corporation maintains a full valuation allowance for its deferred tax assets associated with capital loss carryforwards, NOL carryforwards corresponding to USVI and unrealized losses of available-for-sale debt securities.

As of December 31, 2025, approximately $205.3 million of the deferred tax assets of the Corporation are attributable to temporary differences or tax credit carryforwards that have no expiration date, compared to $233.5 million in 2024. The valuation allowance attributable to FirstBank's deferred tax assets of $72.2 million as of December 31, 2025 is related to the change in the market value of available-for-sale debt securities, NOLs attributable to the USVI, and capital loss carryforwards. The remaining balance of $2.8 million of the Corporation's deferred tax asset valuation allowance non-attributable to FirstBank is mainly related to NOLs in one of its subsidiaries. The Corporation will continue to provide a valuation allowance against its deferred tax assets in each applicable tax jurisdiction until the need for a valuation allowance is eliminated. The need for a valuation allowance is eliminated when the Corporation determines that it is more-likely-than-not the deferred tax assets will be realized. The ability to recognize the remaining deferred tax assets that continue to be subject to a valuation allowance will be evaluated on a quarterly basis to determine if there were any significant events that would affect the ability to utilize these deferred tax assets. As of December 31, 2025, deferred tax assets related to NOL and capital loss carryforwards totaled $34.9 million, of which $16.1 million have no expiration date and $13.4 million primarily relate to NOLs attributable to Puerto Rico that have expiration dates ranging from year 2026 through year 2035.

In 2017, the Corporation completed a formal ownership change analysis within the meaning of Section 382 of the U.S. Internal Revenue Code ("Section 382") covering a comprehensive period and concluded that an ownership change had occurred during such period. The Section 382 limitation has resulted in higher U.S. and USVI income tax liabilities than we would have incurred in the absence of such limitation. The Corporation has mitigated to an extent the adverse effects associated with the Section 382 limitation as any such tax paid in the U.S. or USVI can be creditable against Puerto Rico tax liabilities or taken as a deduction against taxable income. However, our ability to reduce our Puerto Rico tax liability through such a credit or deduction depends on our tax profile at each annual taxable period, which is dependent on various factors. For 2025, 2024, and 2023, FirstBank incurred current income tax expense of approximately $11.8 million, $10.6 million, and $9.9 million, respectively, related to its U.S. operations. The limitation did not impact the USVI operations in 2025, 2024, and 2023.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, the status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. The statute of limitations under the PR Tax Code is four years after a tax return is due or filed, whichever is later; the statute of limitations for U.S. and USVI income tax purposes is three years after a tax return is due or filed, whichever is later. The completion of an audit by the taxing authorities or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Corporation's liability for income taxes. For U.S. and USVI income tax purposes, all tax years subsequent to 2021, remain open to examination. For Puerto Rico tax purposes, all tax years subsequent to 2020 remain open to examination.

NOTE 18 – OPERATING LEASES

The Corporation accounts for its leases in accordance with ASC 842 "Leases" ("ASC Topic 842). The Corporation's operating leases are primarily related to the Corporation's branches. Our leases mainly have original terms ranging from two years to 26 years, some of which include options to extend the leases for up to 20 years. Liabilities to make future lease payments are recorded in accounts payable and other liabilities, while ROU assets are recorded in other assets in the Corporation's consolidated statements of financial condition. As of December 31, 2025 and 2024, the Corporation did not classify any of its leases as a finance lease.

Operating lease cost for the year ended December 31, 2025 amounted to $17.7 million (2024 - $18.1 million; 2023 - $17.3 million), and is recorded in occupancy and equipment in the consolidated statements of income.

Supplemental balance sheet information related to leases was as follows as of the indicated dates:

| | As of December 31, | |
	2025	2024
(Dollars in thousands)		
ROU asset	$ 72,192	$ 63,159
Operating lease liability	$ 74,369	$ 65,801
Operating lease weighted-average remaining lease term (in years)	7.7	7.4
Operating lease weighted-average discount rate	3.68%	3.11%

Generally, the Corporation cannot practically determine the interest rate implicit in the lease. Therefore, the Corporation uses its incremental borrowing rate as the discount rate for the lease. See Note 1 – "Nature of Business and Summary of Significant Accounting Policies" for information on how the Corporation determines its incremental borrowing rate.

Supplemental cash flow information related to leases was as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
(In thousands)			
Operating cash flow from operating leases (1)	$ 17,728	$ 17,541	$ 17,307
ROU assets obtained in exchange for operating lease liabilities (2) (3)	$ 24,465	$ 10,492	$ 4,960

(1) Represents cash paid for amounts included in the measurement of operating lease liabilities.

(2) Represents non-cash activity and, accordingly, is not reflected in the consolidated statements of cash flows.

(3) For the years ended December 31, 2024 and 2023 excludes $0.5 million and $0.1 million, respectively, of lease terminations.

Maturities under operating lease liabilities as of December 31, 2025 were as follows:

	Amount
(In thousands)	
2026	$ 17,612
2027	12,752
2028	11,552
2029	9,961
2030	8,563
2031 and later years	25,728
Total lease payments	86,168
Less: imputed interest	(11,799)
Total present value of lease liability	$ 74,369

Lease Not Yet Commenced

As of December 31, 2025, the Corporation has an additional operating lease that was signed but has not yet commenced with an undiscounted contract amount of $7.7 million and a lease term of 30 years.

NOTE 19 – FAIR VALUE

Fair Value Measurement

ASC Topic 820, "Fair Value Measurement," defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a three-level hierarchy for measuring fair value based on the observability of inputs: (i) Level 1 inputs are quoted prices in active markets for identical assets and liabilities; (ii) Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices); and (iii) Level 3 inputs are significant unobservable inputs, requiring significant judgment due to limited or no market activity.

There were no transfers of assets and liabilities measured at fair value between Level 1 and Level 2 measurements during the years ended December 31, 2025 and 2024.

Financial Instruments Recorded at Fair Value on a Recurring Basis

Available-for-sale debt securities and marketable equity securities held at fair value

The fair value of investment securities was based on unadjusted quoted market prices (as is the case with U.S. Treasury securities and equity securities with readily determinable fair values), when available (Level 1), or market prices for comparable assets (as is the case with U.S. agencies MBS and U.S. agency debt securities) that are based on observable market parameters, including benchmark yields, reported trades, quotes from brokers or dealers, issuer spreads, bids, offers and reference data, including market research operations, when available (Level 2). Observable prices in the market already consider the risk of nonperformance. If listed prices or quotes are not available, fair value is based upon discounted cash flow models that use unobservable inputs due to the limited market activity of the instrument, as is the case with certain private label MBS held by the Corporation (Level 3).

Derivative instruments

The fair value of most of the Corporation's derivative instruments is based on observable market parameters (Level 2) and takes into consideration the credit risk component of paying counterparties, when appropriate. On interest rate caps, only the seller's credit risk is considered. The Corporation valued the interest rate swaps and caps using a discounted cash flow approach based on the related reference rate for each cash flow.

Assets and liabilities measured at fair value on a recurring basis are summarized below as of the indicated dates:

| | As of December 31, 2025 | | | | As of December 31, 2024 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(In thousands)								
Assets:								
Available-for-sale debt securities:								
U.S. Treasury securities	$ 497,342	$ -	$ -	$ 497,342	$ 59,189	$ -	$ -	$ 59,189
Noncallable U.S. agencies debt securities	-	336,849	-	336,849	-	533,296	-	533,296
Callable U.S. agencies debt securities	-	566,263	-	566,263	-	1,307,035	-	1,307,035
MBS	-	3,148,692	3,266 [1]	3,151,958	-	2,658,967	4,195 [1]	2,663,162
Puerto Rico government obligation	-	-	1,620	1,620	-	-	1,620	1,620
Other investments	-	-	-	-	-	-	1,000	1,000
Equity securities	5,024	-	-	5,024	4,886	-	-	4,886
Derivative assets	-	345	-	345	-	318	-	318
Liabilities:								
Derivative liabilities	-	200	-	200	-	150	-	150

(1) Related to private label MBS.

The table below presents a reconciliation of the beginning and ending balances of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025, 2024, and 2023:

	Available-for-Sale Debt Securities (1)		
Level 3 Instruments Only	**2025**	**2024**	**2023**
(In thousands)			
Beginning balance	$ 6,815	$ 6,200	$ 8,495
Total gains (losses):			
Included in other comprehensive income (loss) (unrealized)	578	830	(750)
Included in earnings (unrealized) (2)	(254)	50	(20)
Purchases	-	1,000	-
Principal repayments and amortization (3)	(2,253)	(1,265)	(1,525)
Ending balance	$ 4,886	$ 6,815	$ 6,200

(1) Amounts mostly related to private label MBS.

(2) Changes in unrealized (losses) gains included in earnings were recognized within provision for credit losses - expense and relate to assets still held as of the reporting date.

(3) For the years ended December 31, 2025 and 2023, the amounts include $1.0 million and $0.5 million, respectively, related to repayments of matured debt securities.

The tables below present quantitative information for significant assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the indicated dates:

				December 31, 2025		
				Range		**Weighted Average**
	Fair Value	**Valuation Technique**	**Unobservable Input**	**Minimum**	**Maximum**	
(Dollars in thousands)						
Available-for-sale debt securities:						
Private label MBS	$ 3,266	Discounted cash flows	Discount rate	15.9%	15.9%	15.9%
			Prepayment rate	1.6%	8.0%	3.1%
			Projected cumulative loss rate	0.1%	11.4%	5.5%
Puerto Rico government obligation	$ 1,620	Discounted cash flows	Discount rate	10.8%	10.8%	10.8%
			Projected cumulative loss rate	24.0%	24.0%	24.0%

				December 31, 2024		
				Range		**Weighted Average**
	Fair Value	**Valuation Technique**	**Unobservable Input**	**Minimum**	**Maximum**	
(Dollars in thousands)						
Available-for-sale debt securities:						
Private label MBS	$ 4,195	Discounted cash flows	Discount rate	16.6%	16.6%	16.6%
			Prepayment rate	0.0%	5.7%	3.2%
			Projected cumulative loss rate	0.1%	10.1%	4.9%
Puerto Rico government obligation	$ 1,620	Discounted cash flows	Discount rate	11.5%	11.5%	11.5%
			Projected cumulative loss rate	23.9%	23.9%	23.9%

Information about Sensitivity to Changes in Significant Unobservable Inputs

Private label MBS: The significant unobservable inputs in the valuation include probability of default, the loss severity assumption, and prepayment rates. Shifts in those inputs would result in different fair value measurements. Increases in the probability of default, loss severity assumptions, and prepayment rates in isolation would generally result in an adverse effect on the fair value of the instruments. The Corporation modeled meaningful and possible shifts of each input to assess the effect on the fair value estimation.

Puerto Rico Government Obligation: The significant unobservable input used in the fair value measurement is the assumed loss rate of the underlying residential mortgage loans that collateralize a pass-through MBS guaranteed by the PRHFA. A significant increase (decrease) in the assumed rate would lead to a (lower) higher fair value estimate. See Note 2 – "Debt Securities" for information on the methodology used to calculate the fair value of this debt security.

Additionally, fair value is used on a non-recurring basis to evaluate certain assets in accordance with GAAP.

For the years ended December 31, 2025, 2024, and 2023, the Corporation recorded losses or valuation adjustments for assets recognized at fair value on a non-recurring basis and still held at the respective reporting dates, as shown in the following table:

	Carrying value as of December 31,			Related to losses recorded for the Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
(In thousands)						
Level 3:						
Loans receivable (1)	$ 9,212	$ 16,296	$ 15,609	$ (635)	$ (373)	$ (1,839)
OREO (2) (3)	735	1,471	3,218	(66)	(100)	(416)
Level 2:						
Loans held for sale (4)	$ -	$ 15,276	$ -	$ -	$ (78)	$ -

(1) Consists mainly of collateral dependent commercial and construction loans. The Corporation generally measured losses based on the fair value of the collateral. The Corporation derived the fair values from external appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the collateral (e.g., absorption rates), which are not market observable. The adjustment applied to appraisals was 22% for the year ended December 31, 2025, 8% for the year ended December 31, 2024, and between 16% and 20% for the year ended December 31, 2023.

(2) The Corporation derived the fair values from appraisals that took into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the properties (e.g., absorption rates and net operating income of income producing properties), which are not market observable. Losses were related to market valuation adjustments after the transfer of the loans to the OREO portfolio. The adjustments applied to appraisals ranged from 3% to 5% for the year ended December 31, 2025, 2% to 44% for the year ended December 31, 2024, and 1% to 28% for the year ended December 31, 2023.

(3) Excludes the aforementioned $2.8 million adjustment in connection with an ongoing litigation involving a commercial OREO property in the Virgin Islands region. See Note 23 –"Regulatory Matters, Commitments and Contingencies" for further details.

(4) The Corporation derived the fair value of these loans based on published secondary market prices of MBS with similar characteristics.

Qualitative information regarding the financial instruments measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of December 31, 2025 are as follows:

	December 31, 2025	
	Method	**Inputs**
Loans	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors
OREO	Income, Market, Comparable Sales, Discounted Cash Flows	External appraised values; probability weighting of broker price opinions; management assumptions regarding market trends or other relevant factors

The following tables present the carrying value, estimated fair value and estimated fair value level of the hierarchy of financial instruments as of the indicated dates:

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2025	Fair Value Estimate as of December 31, 2025	Level 1	Level 2	Level 3
Assets:					
Cash and due from banks and money market investments (amortized cost)	$ 658,599	$ 658,599	$ 658,599	$ -	$ -
Available-for-sale debt securities (fair value)	4,554,032	4,554,032	497,342	4,051,804	4,886
Held-to-maturity debt securities:					
Held-to-maturity debt securities (amortized cost)	265,296				
Less: ACL on held-to-maturity debt securities	(733)				
Held-to-maturity debt securities, net of ACL	$ 264,563	262,055	-	178,815	83,240
Equity securities (amortized cost)	39,729	39,729	-	39,729 (1)	-
Other equity securities (fair value)	5,024	5,024	5,024	-	-
Loans held for sale (lower of cost or market)	16,697	16,996	-	16,996	-
Loans held for investment:					
Loans held for investment (amortized cost)	13,125,356				
Less: ACL for loans and finance leases	(249,037)				
Loans held for investment, net of ACL	$ 12,876,319	12,806,115	-	-	12,806,115
MSRs (amortized cost)	23,288	40,874	-	-	40,874
Derivative assets (fair value) (2)	345	345	-	345	-
Liabilities:					
Deposits (amortized cost)	$ 16,670,143	$ 16,675,488	$ -	$ 16,675,488	$ -
Long-term advances from the FHLB (amortized cost)	290,000	292,581	-	292,581	-
Derivative liabilities (fair value) (2)	200	200	-	200	-

(1) Includes FHLB stock with a carrying value of $24.7 million, which is considered restricted.

(2) Includes interest rate swap agreements, forward contracts, and interest rate lock commitments.

(In thousands)	Total Carrying Amount in Statement of Financial Condition as of December 31, 2024	Fair Value Estimate as of December 31, 2024	Level 1	Level 2	Level 3
Assets:					
Cash and due from banks and money market investments (amortized cost)	$ 1,159,415	$ 1,159,415	$ 1,159,415	$ -	$ -
Available-for-sale debt securities (fair value)	4,565,302	4,565,302	59,189	4,499,298	6,815
Held-to-maturity debt securities:					
Held-to-maturity debt securities (amortized cost)	317,786				
Less: ACL on held-to-maturity debt securities	(802)				
Held-to-maturity debt securities, net of ACL	$ 316,984	308,040	-	212,432	95,608
Equity securities (amortized cost)	47,132	47,132	-	47,132 (1)	-
Other equity securities (fair value)	4,886	4,886	4,886	-	-
Loans held for sale (lower of cost or market)	15,276	15,276	-	15,276	-
Loans held for investment:					
Loans held for investment (amortized cost)	12,746,556				
Less: ACL for loans and finance leases	(243,942)				
Loans held for investment, net of ACL	$ 12,502,614	12,406,405	-	-	12,406,405
MSRs (amortized cost)	25,019	43,046	-	-	43,046
Derivative assets (fair value) (2)	318	318	-	318	-
Liabilities:					
Deposits (amortized cost)	$ 16,871,298	$ 16,872,963	$ -	$ 16,872,963	$ -
Long-term advances from the FHLB (amortized cost)	500,000	500,128	-	500,128	-
Junior subordinated debentures (amortized cost)	61,700	61,752	-	-	61,752
Derivative liabilities (fair value) (2)	150	150	-	150	-

(1) Includes FHLB stock with a carrying value of $34.0 million, which is considered restricted.
(2) Includes interest rate swap agreements, forward contracts, and interest rate lock commitments.

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include cash and cash due from banks and other short-term assets, such as FHLB stock. Certain assets, the most significant being premises and equipment, goodwill and other intangible assets, are not considered financial instruments and are not included above. Accordingly, this fair value information is not intended to, and does not, represent the Corporation's underlying value. Many of these assets and liabilities that are subject to the disclosure requirements are not actively traded, requiring management to estimate fair values. These estimates necessarily involve the use of assumptions and judgments about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

NOTE 20 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

In accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues are recognized when control of promised goods or services is transferred to customers and in an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those goods or services. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Corporation assesses the goods or services that are promised within each contract, identifies the respective performance obligations, and assesses whether each promised good or service is distinct. The Corporation then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

The following tables summarize the Corporation's revenue, which includes net interest income on financial instruments that is outside of ASC Topic 606 and non-interest income, disaggregated by type of service and business segment for the years ended December 31, 2025, 2024 and 2023:

Year Ended December 31, 2025	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (loss) (1)	$ 70,868	$ 583,749	$ 173,775	$ (112,561)	$ 87,335	$ 65,774	$ 868,940
Service charges and fees on deposit accounts	-	29,520	5,903	-	596	3,049	39,068
Insurance commission income	-	12,493	-	-	174	559	13,226
Card and processing income	-	41,021	1,090	-	98	5,181	47,390
Other service charges and fees	64	7,294	290	-	1,510	547	9,705
Not in scope of ASC Topic 606 (1)	14,894	5,130	867	249	1,198	151	22,489
Total non-interest income	14,958	95,458	8,150	249	3,576	9,487	131,878
Total Revenue (Loss)	$ 85,826	$ 679,207	$ 181,925	$ (112,312)	$ 90,911	$ 75,261	$ 1,000,818

Year Ended December 31, 2024	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (loss) (1)	$ 72,455	$ 550,820	$ 157,672	$ (112,151)	$ 77,988	$ 60,695	$ 807,479
Service charges and fees on deposit accounts	-	30,608	4,538	-	613	3,060	38,819
Insurance commission income	-	12,781	-	-	178	611	13,570
Card and processing income	-	40,223	899	-	115	5,521	46,758
Other service charges and fees	189	7,238	751	-	2,649	611	11,438
Not in scope of ASC Topic 606 (1)	13,318	5,389	808	455	34	133	20,137
Total non-interest income	13,507	96,239	6,996	455	3,589	9,936	130,722
Total Revenue (Loss)	$ 85,962	$ 647,059	$ 164,668	$ (111,696)	$ 81,577	$ 70,631	$ 938,201

Year Ended December 31, 2023	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
(In thousands)							
Net interest income (loss) (1)	$ 75,774	$ 484,306	$ 142,313	$ (31,944)	$ 70,798	$ 55,863	$ 797,110
Service charges and fees on deposit accounts	-	29,946	4,553	-	648	2,895	38,042
Insurance commission income	-	11,906	-	-	202	655	12,763
Card and processing income	-	37,853	1,647	-	99	4,310	43,909
Other service charges and fees	289	8,049	849	-	2,485	893	12,565
Not in scope of ASC Topic 606 (1)	10,924	4,854	4,004	2,125	3,405	103	25,415
Total non-interest income	11,213	92,608	11,053	2,125	6,839	8,856	132,694
Total Revenue (Loss)	$ 86,987	$ 576,914	$ 153,366	$ (29,819)	$ 77,637	$ 64,719	$ 929,804

(1) Most of the Corporation's revenue is not within the scope of ASC Topic 606. The guidance explicitly excludes net interest income from financial assets and liabilities, as well as other non-interest income from loans, leases, investment securities and derivative financial instruments.

For 2025, 2024, and 2023, most of the Corporation's revenue within the scope of ASC Topic 606 was related to performance obligations satisfied at a point in time.

The following is a discussion of the revenues under the scope of ASC Topic 606.

Service Charges and Fees on Deposit Accounts

Service charges and fees on deposit accounts relate to fees generated from a variety of deposit products and services rendered to customers. Charges primarily include, but are not limited to, overdraft fees, insufficient fund fees, dormant fees, and monthly service charges. Such fees are recognized concurrently with the event at the time of occurrence or on a monthly basis, in the case of monthly service charges. These depository arrangements are considered day-to-day contracts that do not extend beyond the services performed, as customers have the right to terminate these contracts with no penalty or, if any, nonsubstantive penalties.

Insurance Commissions

For insurance commissions, which include regular and contingent commissions paid to the Corporation's insurance agency, the agreements contain a performance obligation related to the sale/issuance of the policy and ancillary administrative post-issuance support. The performance obligations are satisfied when the policies are issued, and revenue is recognized at that point in time. In addition, contingent commission income may be considered to be constrained, as defined under ASC Topic 606. Contingent commission income is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or payments are received, thus, is recorded in subsequent periods. For the years ended December 31, 2025, 2024, and 2023, the Corporation recognized contingent commission income at the time that payments were confirmed and constraints were released of $3.6 million, $3.5 million, and $2.5 million, respectively, which was related to the volume of insurance policies sold in the prior year.

Card and processing income

Card and processing income includes merchant-related income, and credit and debit card fees.

For merchant-related income, the determination of income recognition included the consideration of a 2015 sale of merchant contracts that involved sales of point of sale ("POS") terminals and a marketing alliance under a revenue-sharing agreement. The Corporation concluded that control of the POS terminals and merchant contracts was transferred to the customer at the contract's inception. With respect to the related revenue-sharing agreement, the Corporation satisfies the marketing alliance performance obligation over the life of the contract, and recognizes the associated transaction price as the entity performs and any constraints over the variable consideration are resolved.

Credit and debit card fees primarily represent revenues earned from interchange fees and ATM fees. Interchange and network revenues are earned on credit and debit card transactions conducted with payment networks. ATM fees are primarily earned as a result of surcharges assessed to non-FirstBank customers who use a FirstBank ATM. Such fees are generally recognized concurrently with the delivery of services on a daily basis.

The Corporation offers products, primarily credit cards, that offer various rewards to reward program members, such as airline tickets, cash, or merchandise, based on account activity. The Corporation generally recognizes the cost of rewards as part of business promotion expenses when the rewards are earned by the customer and, at that time, records the corresponding reward liability. The Corporation determines the reward liability based on points earned to date that the Corporation expects to be redeemed and the average cost per point redemption. The reward liability is reduced as points are redeemed. In estimating the reward liability, the Corporation considers historical reward redemption behavior, the terms of the current reward program, and the card purchase activity. The reward liability is sensitive to changes in the reward redemption type and redemption rate, which is based on the expectation that the vast majority of all points earned will eventually be redeemed. The reward liability, which is included in other liabilities in the consolidated statements of financial condition, totaled $9.0 million and $9.4 million as of December 31, 2025 and 2024, respectively.

Other Fees

Other fees primarily include revenues generated from wire transfers, lockboxes, bank issuances of checks and trust fees recognized from transfer paying agent, retirement plan, and other trustee activities. Revenues are recognized on a recurring basis when the services are rendered and are included as part of other non-interest income in the consolidated statements of income.

Contract Balances

As of December 31, 2025 and 2024, the Corporation had no contract assets recorded in its consolidated financial statements. In addition, the balances of contract liabilities as of those dates were not significant.

Other

The Corporation also did not have any material contract acquisition costs and did not make any significant judgments or estimates in recognizing revenue for financial reporting purposes.

NOTE 21 – SEGMENT INFORMATION

The Corporation's operating segments are based primarily on the Corporation's lines of business for its operations in Puerto Rico, the Corporation's principal market, and by geographic areas for its operations outside of Puerto Rico. As of December 31, 2025, the Corporation had six reportable segments: Mortgage Banking; Consumer (Retail) Banking; Commercial and Corporate Banking; Treasury and Investments; United States Operations; and Virgin Islands Operations. The Chief Executive Officer ("CEO"), who is the designated chief operating decision maker ("CODM"), as ultimate decision maker, evaluates performance and allocates resources based on financial information provided by management. In determining the reportable segments, the Corporation considers factors such as the organizational structure, nature of the products, distribution channels, customer relationship management, and economic characteristics of the business lines. The Corporation evaluates the performance of the segments based on segment income or loss, which consists of net interest income, the provision for credit losses, non-interest income and non-interest expenses. Segment income or loss is measured on a pre-tax basis, consistent with the Corporation's consolidated financial statements under GAAP. The total segment income or loss equals consolidated pre-tax income or loss, and no adjustments or reconciliations are necessary. The segments are also evaluated based on the average volume of their interest-earning assets (net of fair value adjustments of investment securities and the ACL).

The Mortgage Banking segment consists of the origination, sale, and servicing of a variety of residential mortgage loans. The Mortgage Banking segment also acquires and sells mortgages in the secondary market. The Consumer (Retail) Banking segment includes the Corporation's consumer lending, commercial lending to small businesses, commercial transaction banking, and deposit-taking activities primarily conducted through its branch network and loan centers. The Commercial and Corporate Banking segment consists of the Corporation's lending and other services for large customers represented by specialized and middle-market clients and the government sector. The Commercial and Corporate Banking segment consists of the Corporation's commercial lending (other than small business commercial loans) and commercial deposit-taking activities (other than the government sector). The Treasury and Investments segment is responsible for the Corporation's investment portfolio and treasury functions that are executed to manage and enhance liquidity. Under the Corporation's fund transfer pricing ("FTP") methodology, the Treasury and Investments segment centrally manages funding by providing funds to the Mortgage Banking, Consumer (Retail) Banking, Commercial and Corporate Banking, United States Operations, and Virgin Islands Operations segments to support their lending activities and compensating these units for deposits gathered. The mismatch between funds provided and funds used is managed by the Treasury and Investments segment. The funds transfer pricing charged or credited are calculated using the SOFR/swap curve with term rates, adjusted for a funding spread that reflects the Corporation's cost of funds. The methodology, which is performed based on matched maturity funding, ensures a market-based allocation of funding costs and credits, impacting segment profitability by aligning internal pricing with external market conditions. The United States Operations segment consists of all banking activities conducted by FirstBank in the United States mainland, including commercial and consumer banking services. The Virgin Islands Operations segment consists of all banking activities conducted by the Corporation in the USVI and the BVI, including commercial and consumer banking services.

The accounting policies of the segments are consistent with those referred to in Note 1 – "Nature of Business and Summary of Significant Accounting Policies".

The following tables present information about the reportable segments for the indicated periods:

(In thousands)	Mortgage Banking		Consumer (Retail) Banking		Commercial and Corporate Banking		Treasury and Investments		United States Operations		Virgin Islands Operations		Total	
Year Ended December 31, 2025														
Interest income	$	130,123	$	422,089	$	249,880	$	131,957	$	157,612	$	31,495	$	1,123,156
Net (charge) credit for transfer of funds		(59,255)		315,367		(60,991)		(230,385)		(6,649)		41,913		-
Interest expense		-		(153,707)		(15,114)		(14,133)		(63,628)		(7,634)		(254,216)
Net interest income (loss)		70,868		583,749		173,775		(112,561)		87,335		65,774		868,940
Provision for credit losses - (benefit) expense		(859)		74,949		4,045		254		5,697		1,875		85,961
Non-interest income		14,958		95,458		8,150		249		3,576		9,487		131,878
Non-interest expenses:													
Employees' compensation and benefits		27,500		146,605		20,130		4,286		28,604		18,027		245,152
Occupancy and equipment		5,848		59,855		5,924		704		7,596		8,982		88,909
Business promotion		1,122		11,475		1,114		717		1,355		818		16,601
Professional fees		6,355		27,334		3,996		1,363		4,318		4,743		48,109
Taxes, other than income taxes		1,907		17,970		2,508		460		434		675		23,954
FDIC deposit insurance		1,422		2,629		2,313		-		823		481		7,668
Net (gain) loss on OREO operations		(4,414)		-		(515)		-		-		3,404		(1,525)
Credit and debit processing expenses		-		24,633		905		-		11		2,925		28,474
Other non-interest expenses (1)		3,457		24,720		3,660		1,827		2,864		4,253		40,781
Total non-interest expenses		43,197		315,221		40,035		9,357		46,005		44,308		498,123
Segment income (loss)	$	43,488	$	289,037	$	137,845	$	(121,923)	$	39,209	$	29,078	$	416,734
Average interest-earning assets	$	2,173,137	$	4,026,757	$	3,624,058	$	5,503,318	$	2,496,932	$	453,372	$	18,277,574

(In thousands)	Mortgage Banking		Consumer (Retail) Banking		Commercial and Corporate Banking		Treasury and Investments		United States Operations		Virgin Islands Operations		Total	
Year Ended December 31, 2024														
Interest income	$	127,189	$	423,738	$	251,899	$	116,734	$	146,637	$	28,956	$	1,095,153
Net (charge) credit for transfer of funds		(54,734)		284,065		(78,291)		(184,627)		(7,215)		40,802		-
Interest expense		-		(156,983)		(15,936)		(44,258)		(61,434)		(9,063)		(287,674)
Net interest income (loss)		72,455		550,820		157,672		(112,151)		77,988		60,695		807,479
Provision for credit losses - (benefit) expense		(15,526)		95,315		(12,928)		(50)		(6,661)		(229)		59,921
Non-interest income		13,507		96,239		6,996		455		3,589		9,936		130,722
Non-interest expenses:													
Employees' compensation and benefits		27,144		139,176		19,538		3,648		28,203		17,986		235,695
Occupancy and equipment		5,858		59,478		5,725		739		7,607		9,020		88,427
Business promotion		1,264		12,331		1,166		727		1,280		877		17,645
Professional fees		7,638		27,618		4,022		1,313		4,383		4,481		49,455
Taxes, other than income taxes		1,808		16,702		2,107		407		503		669		22,196
FDIC deposit insurance		1,832		3,415		2,926		-		962		683		9,818
Net (gain) loss on OREO operations		(5,553)		-		(2,534)		-		(4)		617		(7,474)
Credit and debit processing expenses		-		23,620		764		-		10		3,206		27,600
Other non-interest expenses (1)		2,994		26,159		5,956		2,363		2,640		3,599		43,711
Total non-interest expenses		42,985		308,499		39,670		9,197		45,584		41,138		487,073
Segment income (loss)	$	58,503	$	243,245	$	137,926	$	(120,843)	$	42,654	$	29,722	$	391,207
Average interest-earning assets	$	2,134,551	$	4,042,201	$	3,518,554	$	5,850,884	$	2,176,701	$	403,365	$	18,126,256

(In thousands)	Mortgage Banking	Consumer (Retail) Banking	Commercial and Corporate Banking	Treasury and Investments	United States Operations	Virgin Islands Operations	Total
Year ended December 31, 2023:							
Interest income	$ 127,154	$ 390,619	$ 229,217	$ 116,382	$ 132,490	$ 27,624	$ 1,023,486
Net (charge) credit for transfer of funds	(51,380)	214,392	(71,813)	(111,433)	(12,830)	33,064	-
Interest expense	-	(120,705)	(15,091)	(36,893)	(48,862)	(4,825)	(226,376)
Net interest income (loss)	75,774	484,306	142,313	(31,944)	70,798	55,863	797,110
Provision for credit losses - (benefit) expense	(7,908)	66,072	(5,997)	20	8,687	66	60,940
Non-interest income	11,213	92,608	11,053	2,125	6,839	8,856	132,694
Non-interest expenses:							
Employees' compensation and benefits	25,463	133,422	17,426	3,354	25,960	17,230	222,855
Occupancy and equipment	6,015	58,000	4,987	717	6,959	9,233	85,911
Business promotion	1,446	13,787	1,218	881	1,221	1,073	19,626
Professional fees	7,054	25,251	3,501	654	4,300	5,081	45,841
Taxes, other than income taxes	1,382	16,891	1,272	425	552	714	21,236
FDIC deposit insurance	2,879	5,043	4,311	-	1,524	1,116	14,873
Net (gain) loss on OREO operations	(7,305)	-	38	-	(150)	279	(7,138)
Credit and debit processing expenses	-	22,258	1,457	-	10	2,272	25,997
Other non-interest expenses (1)	2,968	25,878	5,332	2,562	2,393	3,094	42,227
Total non-interest expenses	39,902	300,530	39,542	8,593	42,769	40,092	471,428
Segment income (loss)	$ 54,993	$ 210,312	$ 119,821	$ (38,432)	$ 26,181	$ 24,561	$ 397,436
Average interest-earning assets	$ 2,149,445	$ 3,770,393	$ 3,299,209	$ 6,186,018	$ 2,072,292	$ 389,489	$ 17,866,846

(1) Consists of communication expenses and the expense categories included in Note 16 - "Other Non-Interest Expenses."

The following table presents a reconciliation of the reportable segment financial information to the consolidated totals for the indicated periods:

	Year Ended December 31,		
(In thousands)	2025	2024	2023
Average assets:			
Total average interest-earning assets for segments	$ 18,277,574	$ 18,126,256	$ 17,866,846
Average non-interest-earning assets (1)	786,847	835,100	839,577
Total consolidated average assets	$ 19,064,421	$ 18,961,356	$ 18,706,423

(1) Includes, among other things, non-interest-earning cash, premises and equipment, net deferred tax asset, ROU assets, and accrued interest receivable on loans and investments.

The following table presents revenues (interest income plus non-interest income) and selected balance sheet data by geography based on the location in which the transaction was originated as of the indicated dates:

(In thousands)		2025		2024		2023
Revenues:						
Puerto Rico	$	1,052,864	$	1,036,757	$	980,371
United States		161,188		150,226		139,329
Virgin Islands		40,982		38,892		36,480
Total consolidated revenues	$	1,255,034	$	1,225,875	$	1,156,180
Selected Balance Sheet Information:						
Total assets:						
Puerto Rico	$	15,973,839	$	16,427,587	$	16,308,000
United States		2,646,328		2,403,379		2,141,427
Virgin Islands		512,725		461,955		460,122
Loans:						
Puerto Rico	$	10,167,738	$	10,036,686	$	9,745,872
United States		2,498,164		2,295,234		2,022,261
Virgin Islands		476,151		429,912		424,718
Deposits:						
Puerto Rico (1)	$	13,363,503	$	13,562,227	$	13,429,303
United States (2)		1,891,231		1,864,772		1,631,402
Virgin Islands		1,415,409		1,444,299		1,495,280

(1)For 2025, 2024, and 2023, includes $33.0 million, $33.0 million, and $420.2 million, respectively, of brokered CDs allocated to Puerto Rico operations.
(2)For 2025, 2024, and 2023, includes $560.5 million, $445.1 million, and $363.1 million, respectively, of brokered CDs allocated to United States operations.

NOTE 22 – SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION

Supplemental statements of cash flows information is as follows for the indicated periods:

		Year Ended December 31,		
		2025	**2024**	**2023**
(In thousands)				
Cash paid for:				
Interest	$	250,809 $	281,733 $	207,829
Income tax		72,504	93,231	109,512
Operating cash flow from operating leases		17,728	17,541	17,307
Non-cash investing and financing activities:				
Additions to OREO		3,855	9,278	22,649
Additions to auto and other repossessed assets		62,009	61,766	66,796
Capitalization of servicing assets		2,635	2,342	2,240
Loan securitizations		161,010	125,672	122,732
Loans held for investment transferred to held for sale		-	118	3,451
Loans held for sale transferred to held for investment		171	1,049	3,424
ROU assets obtained in exchange for operating lease liabilities, net of lease terminations		24,465	9,959	4,861
Redemption of investments in FBP Statutory Trusts		1,850	3,000	662

NOTE 23 – REGULATORY MATTERS, COMMITMENTS AND CONTINGENCIES

Regulatory Matters

The Corporation and FirstBank are each subject to various regulatory capital requirements imposed by the U.S. federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's financial statements and activities. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's and FirstBank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments and adjustment by the regulators with respect to minimum capital requirements, components, risk weightings, and other factors. As of December 31, 2025 and 2024, the Corporation and FirstBank exceeded the minimum regulatory capital ratios for capital adequacy purposes and FirstBank exceeded the minimum regulatory capital ratios to be considered a well-capitalized institution under the regulatory framework for prompt corrective action. As of December 31, 2025, management does not believe that any condition has changed or event has occurred that would have changed the institution's status.

The Corporation and FirstBank compute risk-weighted assets using the standardized approach required by the U.S. Basel III capital rules ("Basel III rules").

The Basel III rules require the Corporation to maintain an additional capital conservation buffer of 2.5% on certain regulatory capital ratios to avoid limitations on both (i) capital distributions (*e.g.*, repurchases of capital instruments, dividends and interest payments on capital instruments) and (ii) discretionary bonus payments to executive officers and heads of major business lines.

The regulatory capital position of the Corporation and FirstBank as of December 31, 2025 and 2024 were as follows:

| | | | | Regulatory Requirements | | | | |
| | Actual | | For Capital Adequacy Purposes | | | To be Well-Capitalized Thresholds | | |
	Amount	Ratio		Amount	Ratio		Amount	Ratio
(Dollars in thousands)								
As of December 31, 2025								
Total Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,412,137	18.01%	$	1,071,257	8.0%		N/A	N/A
FirstBank	$ 2,355,882	17.61%	$	1,070,432	8.0%	$	1,338,040	10.0%
CET1 Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,243,981	16.76%	$	602,582	4.5%		N/A	N/A
FirstBank	$ 2,087,853	15.60%	$	602,118	4.5%	$	869,726	6.5%
Tier I Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,243,981	16.76%	$	803,443	6.0%		N/A	N/A
FirstBank	$ 2,187,853	16.35%	$	802,824	6.0%	$	1,070,432	8.0%
Leverage ratio								
First BanCorp.	$ 2,243,981	11.58%	$	774,882	4.0%		N/A	N/A
FirstBank	$ 2,187,853	11.30%	$	774,609	4.0%	$	968,261	5.0%
As of December 31, 2024 (1)								
Total Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,404,581	18.02%	$	1,067,380	8.0%		N/A	N/A
FirstBank	$ 2,369,441	17.76%	$	1,067,033	8.0%	$	1,333,791	10.0%
CET1 Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,177,748	16.32%	$	600,401	4.5%		N/A	N/A%
FirstBank	$ 2,102,512	15.76%	$	600,206	4.5%	$	866,964	6.5%
Tier I Capital (to Risk-Weighted Assets)								
First BanCorp.	$ 2,177,748	16.32%	$	800,535	6.0%		N/A	N/A
FirstBank	$ 2,202,512	16.51%	$	800,275	6.0%	$	1,067,033	8.0%
Leverage ratio								
First BanCorp.	$ 2,177,748	11.07%	$	786,937	4.0%		N/A	N/A
FirstBank	$ 2,202,512	11.20%	$	786,712	4.0%	$	983,390	5.0%

(1)   As of December 31, 2024, capital ratios reflect the delay in the full effect of CECL. The Corporation elected the option provided by the interim final rule issued by the federal banking agencies on March 31, 2020, in response to the impact of COVID-19, to temporarily delay the effects of CECL on regulatory capital during a five-year transition period which ended on January 1, 2025.

Cash Restrictions

Cash and cash equivalents include amounts segregated for regulatory purposes. The Corporation's bank subsidiary, FirstBank, is required by the Puerto Rico Banking Law to maintain minimum average weekly reserve balances to cover demand deposits. The minimum average weekly reserve balances were $1.0 billion for the periods that ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Bank complied with the requirement. Cash and due from banks as well as other highly liquid securities are used to cover the required average reserve balances.

As of December 31, 2025, and as required by the Puerto Rico International Banking Law, the Corporation maintained $0.8 million in time deposits, related to FirstBank Overseas Corporation, an international banking entity that is a subsidiary of FirstBank.

Commitments

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Management uses the same credit policies and approval process in entering into commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since certain commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For most of the commercial lines of credit, the Corporation has the option to reevaluate the agreement prior to additional disbursements. In the case of credit cards and personal lines of credit, the Corporation can cancel the unused credit facility at any time and without cause.

In general, commercial and standby letters of credit are issued to facilitate foreign and domestic trade transactions. Normally, commercial and standby letters of credit are short-term commitments used to finance commercial contracts for the shipment of goods. The collateral for these letters of credit includes cash or available commercial lines of credit. The fair value of commercial and standby letters of credit is based on the fees currently charged for such agreements, which, as of December 31, 2025 and 2024, were not significant.

The following table summarizes commitments to extend credit and standby letters of credit as of the indicated dates:

| | December 31, | |
	2025	2024
(In thousands)		
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Construction undisbursed funds	$ 191,879	$ 283,302
Unused credit card lines	760,531	787,849
Unused personal lines of credit	34,932	37,140
Commercial lines of credit	1,146,541	1,053,938
Letters of credit:		
Commercial letters of credit	32,252	41,738
Standby letters of credit	21,430	24,635

Contingencies

As of December 31, 2025, First BanCorp. and its subsidiaries were defendants in various legal proceedings, claims and other loss contingencies arising in the ordinary course of business. On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with threatened and outstanding legal proceedings, claims and other loss contingencies utilizing the latest information available, advice from legal counsel, and available insurance coverage. For legal proceedings, claims and other loss contingencies where it is both probable that the Corporation will incur a loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted as appropriate to reflect any relevant developments. For legal proceedings, claims and other loss contingencies where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves significant judgment, given the complexity of the facts, the novelty of the legal theories, the varying stages of the proceedings (including the fact that some of them are currently in preliminary stages), the existence in some of the current proceedings of multiple defendants whose share of liability has yet to be determined, the numerous unresolved issues in the proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, it may take months or years after the filing of a case or commencement of a proceeding or an investigation before an estimate of the reasonably possible loss can be made and the Corporation's estimate will change from time to time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings, claims, and other loss contingencies is inherently uncertain, based on information currently available, management believes that the final disposition of the Corporation's legal proceedings, claims and other loss contingencies, to the extent not previously provided for, will not have a material adverse effect on the Corporation's consolidated financial position as a whole.

If management believes that, based on available information, it is at least reasonably possible that a material loss (or material loss in excess of any accrual) will be incurred in connection with any legal contingencies, including tax contingencies, the Corporation discloses an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate cannot be made.

FirstBank is involved in ongoing litigation in the U.S. Virgin Islands regarding its leasehold interests in a commercial property located in such region, which served as collateral for a commercial construction loan originated in 2005. The property was constructed on land subject to a ground lease between the borrower/lessee, and the lessor, a third party ("defendant"). Upon borrower's default, FirstBank received the lease rights in lieu of foreclosure of the property, recorded it as OREO, and took possession of the property. After acquiring the lease rights and obtaining possession of the property, the parties became involved in litigation over a certain disputed undeveloped parcel of land and FirstBank filed a declaratory judgment for the U.S. Virgin Islands Courts to decide on the matter. The defendant further claimed that FirstBank breached the ground lease by not paying for this undeveloped parcel and claimed damages including an award of possession of the property for failure to cure the borrower's defaults. Since 2014, the Bank has deposited rent payments for the other parcels into escrow, pursuant to Virgin Islands law, which permits the escrowing of rent when a landlord interferes with the permitted use and enjoyment of the property. The escrowed amounts did not include interest or late fees, as FirstBank believes it has complied with Virgin Islands law and contends that such charges are not due when rent is escrowed in accordance with applicable law. After multiple legal proceedings, on August 29, 2025, the Supreme Court of the Virgin Islands held that the undeveloped parcel was never legally added to the lease, invalidating defendant's previous claims for rent and possession related to that parcel. Although the Courts ruled in favor of FirstBank's declaratory judgment, the Courts affirmed defendant's claim for possession and damages regarding the other parcels under the lease. On September 12, 2025, FirstBank filed a petition for rehearing before the Supreme Court of the Virgin Islands. FirstBank maintains that all eviction orders remain stayed and that legal possession of the parcels continues with FirstBank. Given the probable loss of the book value of these assets, FirstBank recorded a full valuation allowance of $2.8 million in its OREO balance. In addition, Management has established a reserve of $1.9 million primarily related to escrowed payments and disputes over the applicability of interest and late fees on escrowed payments. The ultimate outcome of this litigation remains uncertain and may differ from management's current estimates.

On December 16, 2025, the FDIC issued an interim final rule amending the collection terms of the special assessment, which included reducing the collection rate in the eighth collection quarter from 3.36 basis points to 2.97 basis points, removing the previously established extended assessment period provisions and providing offsets to regular quarterly deposit insurance assessments if aggregate collections exceed actual losses. In connection with this notice, the Corporation recorded a benefit of $1.1 million during the quarter ended December 31, 2025 in the consolidated statements of income as part of "FDIC deposit insurance" expenses. This update follows the FDIC's 2023 final rule, which initially imposed the special assessment to recover certain estimated losses incurred by the Deposit Insurance Fund ("DIF") resulting from the closures of Silicon Valley Bank and Signature Bank with quarterly collections, from certain insured depository institutions, including the Bank, that began during the quarter ended June 30, 2024. As of December 31, 2025, the Corporation's total estimated FDIC special assessment amounted to $6.3 million, of which $5.5 million has been paid. The Corporation continues to monitor the FDIC's estimated loss to the DIF, which could affect the amount of its accrued liability.

NOTE 24 – FIRST BANCORP. (HOLDING COMPANY ONLY) FINANCIAL INFORMATION

The following condensed financial information presents the financial position of First BanCorp. at the holding company level only as of December 31, 2025 and 2024, and the results of its operations and cash flows for the years ended December 31, 2025, 2024 and 2023:

Statements of Financial Condition

(In thousands)	As of December 31, 2025	As of December 31, 2024
Assets		
Cash and due from banks (includes $37,654 due from FirstBank as of December 31, 2025 and $12,555 as of December 31, 2024)	$ 38,401	$ 13,295
Equity securities	1,950	1,275
Investment in FirstBank, at equity	1,898,022	1,694,000
Investment in FirstBank Insurance Agency, at equity	18,630	24,121
Investment in FBP Statutory Trust I (1)	-	1,289
Investment in FBP Statutory Trust II (1)	-	561
Dividends receivable	560	619
Deferred tax asset (2)	13,246	-
Other assets	917	459
Total assets	$ 1,971,726	$ 1,735,619
Liabilities and Stockholders' Equity		
Liabilities:		
Long-term borrowings (1)	$ -	$ 61,700
Accounts payable and other liabilities	4,861	4,683
Total liabilities	4,861	66,383
Stockholders' equity	1,966,865	1,669,236
Total liabilities and stockholders' equity	$ 1,971,726	$ 1,735,619

(1) During 2025, the Corporation redeemed the remaining $61.7 million of the outstanding TruPS issued by FBP Statutory Trusts I and II (or $59.8 million after excluding the Corporation's interest in the Trusts of approximately $1.9 million).

(2) Consists of deferred tax assets associated with NOL carryforwards, which the Corporation expects to realize under the new election established by Act 65-2025.

Statements of Income

(In thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Income						
Interest income on interest-bearing cash balances due from FirstBank	$	1,452	$	292	$	228
Dividend income from banking subsidiaries		341,493		320,366		319,683
Dividend income from non-banking subsidiaries		15,000		-		12,000
Gain on early extinguishment of debt		-		-		1,605
Other income		35		360		406
Total income		357,980		321,018		333,922
Expense						
Interest expense on long-term borrowings		1,156		11,986		13,535
Other non-interest expenses		1,781		1,704		1,817
Total expense		2,937		13,690		15,352
Income before income taxes and equity						
in undistributed earnings of subsidiaries		355,043		307,328		318,570
Income tax (benefit) expense (1)		(13,246)		1		1
Equity in undistributed earnings of subsidiaries						
(distribution in excess of earnings)		(23,423)		(8,603)		(15,705)
Net income	$	344,866	$	298,724	$	302,864
Other comprehensive income, net of tax		212,006		72,614		165,608
Comprehensive income	$	556,872	$	371,338	$	468,472

(1) During 2025, includes a one-time reversal of approximately $15.8 million in valuation allowance related to deferred tax assets associated with NOL carryforwards.

Statements of Cash Flows

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 344,866	$ 298,724	$ 302,864
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax benefit	(13,246)	-	-
Stock-based compensation	148	143	145
Equity in distributions in excess of earnings of subsidiaries	23,423	8,603	15,705
Gain on early extinguishment of debt	-	-	(1,605)
Net increase in other assets	(438)	(2)	(146)
Net increase (decrease) in other liabilities	70	(201)	(1,998)
Net cash provided by operating activities	354,823	307,267	314,965
Cash flows from investing activities:			
Purchase of equity securities	(675)	(450)	(90)
Net cash used in investing activities	(675)	(450)	(90)
Cash flows from financing activities:			
Repurchase of common stock	(153,672)	(102,393)	(203,241)
Repayment of long-term borrowings	(59,850)	(97,000)	(19,795)
Dividends paid on common stock	(115,520)	(105,581)	(99,666)
Net cash used in financing activities	(329,042)	(304,974)	(322,702)
Net increase (decrease) in cash and cash equivalents	25,106	1,843	(7,827)
Cash and cash equivalents at beginning of year	13,295	11,452	19,279
Cash and cash equivalents at end of year	$ 38,401	$ 13,295	$ 11,452
Cash and cash equivalents include:			
Cash and due from banks	$ 38,401	$ 13,295	$ 11,452
Money market instruments	-	-	-
	$ 38,401	$ 13,295	$ 11,452

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

First BanCorp.'s management, including its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of First BanCorp.'s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Based on this evaluation as of the period covered by this Form 10-K, our CEO and CFO concluded that the Corporation's disclosure controls and procedures were effective and provide reasonable assurance that the information required to be disclosed by the Corporation in reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and reported to the Corporation's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Part II, Item 8 of this Form 10-K and incorporated herein by reference.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025 has been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes to the Corporation's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as stated below, information in response to this item is incorporated herein by reference from the sections entitled "Information With Respect to Nominees Standing for Election as Directors and With Respect to Executive Officers of the Corporation," "Corporate Governance and Related Matters," "Delinquent Section 16(a) Reports" and "Audit Committee Report" contained in First BanCorp.'s definitive Proxy Statement for use in connection with its 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") to be filed with the SEC within 120 days of December 31, 2025.

The Company has adopted insider trading policies and procedures regarding securities transactions (the "Insider Trading Policy") that apply to all officers, directors, employees, consultants and contractors of the Company and its subsidiaries, as well as the Company itself. The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations with respect to the purchase, sale and/or other dispositions of the Company's securities, as well as the applicable rules and regulations of the New York Stock Exchange. A copy of the Insider Trading Policy is incorporated by reference from Exhibit 19.1 of the Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.

Item 11. Executive Compensation.

Information in response to this item is incorporated herein by reference from the sections entitled "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors," "Non-Management Chairman and Specialized Expertise," "Executive Compensation Disclosure – Compensation Discussion and Analysis," "Executive Compensation Tables and Compensation Information" "Compensation Committee Report" in the 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans

The following table sets forth information about First BanCorp. common stock authorized for issuance under First BanCorp.'s existing equity compensation plan as of December 31, 2025:

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans, approved by stockholders	544,107 [1]	$ -	1,973,213 [2]
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	544,107	$ -	1,973,213

[1] Amount represents unvested performance-based units granted to executives, with each unit representing one share of the Corporation's common stock. Performance shares will vest on the achievement of a pre-established performance target goal at the end of a three-year performance period. See Note 11 - "Stock-Based Compensation" to the audited consolidated financial statements included in Part II, Item 8 of this Form 10-K for more information on performance units.

[2] Securities available for future issuance under the First BanCorp. Omnibus Incentive Plan, as amended (the "Omnibus Plan"), which is effective until May 24, 2026. The Omnibus Plan provides for equity-based compensation incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other stock-based awards. As amended, the Omnibus Plan provides for the issuance of up to 14,169,807 shares of common stock, subject to adjustments for stock splits, reorganization and other similar events.

Additional information in response to this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2026 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated herein by reference from the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance and Related Matters" in the 2026 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Audit Fees

Information in response to this item is incorporated herein by reference from the section entitled "Audit Fees" and "Audit Committee Report" in the 2026 Proxy Statement.


PART IV


Item 15. Exhibits and Financial Statement Schedules

 (a) List of documents filed as part of this report.

   (1) *Financial Statements.*

The following consolidated financial statements of First BanCorp., together with the reports thereon of First BanCorp.'s independent registered public accounting firm, Crowe LLP (PCAOB ID No. 173), dated February 27, 2026, are included in Part II, Item 8 of this Form 10-K:

   – Report of Crowe LLP, Independent Registered Public Accounting Firm.

   – Attestation Report of Crowe LLP, Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

   – Consolidated Statements of Financial Condition as of December 31, 2025 and 2024.

   – Consolidated Statements of Income for Each of the Three Years in the Period Ended December 31, 2025.

   – Consolidated Statements of Comprehensive Income for Each of the Three Years in the Period Ended December 31, 2025.

   – Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2025.

   – Consolidated Statements of Changes in Stockholders' Equity for Each of the Three Years in the Period Ended December 31, 2025.

   – Notes to the Consolidated Financial Statements.

   (2) *Financial statement schedules.*

All financial schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

 (b) Exhibits listed in the Exhibit Index below are filed herewith as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 16. Form 10-K Summary

 Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registration Statement on Form S-1/A, filed on October 20, 2011.
3.2	Amended and Restated By-Laws, incorporated by reference from Exhibit 3.2 of the Form 8-K, filed on March 31, 2020.
4.1	Description of First BanCorp. capital stock, incorporated by reference from Exhibit 4.1 of the Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.
10.1*	First BanCorp Omnibus Incentive Plan, as amended, incorporated by reference from Exhibit 99.1 of the Form S-8, filed on June 21, 2016.
10.2*	Form of Restricted Stock Award Agreement, incorporated by reference from Exhibit 10.2 of the Form 10-K for the year ended December 31, 2023, filed on February 28, 2024.
10.3*	Form of First BanCorp Short-Term Incentive Program, as amended on March 16, 2023, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended March 31, 2024, filed on May 9, 2024.
10.4*	Form of First BanCorp Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended March 31, 2023, filed on May 10, 2023.
10.5*	Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6 of the Form 10-K for the year ended December 31, 1998, filed on March 26, 1999.
10.6*	Amendment No. 1 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.2 of the Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009.
10.7*	Amendment No. 2 to Employment Agreement between First BanCorp and Aurelio Alemán, incorporated by reference from Exhibit 10.6 of the Form 10-K for the year ended December 31, 2009, filed on March 2, 2010.
10.8*	Employment Agreement between First BanCorp and Orlando Berges, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2009, filed on August 11, 2009.
10.9*	Letter Agreement between First BanCorp. and Roberto R. Herencia, incorporated by reference from Exhibit 10.1 of the Form 8-K/A, filed on November 2, 2011.
10.10*	Offer Letter between First BanCorp and Juan Acosta Reboyras, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on September 3, 2014.
10.11*	Offer Letter between First BanCorp and Luz A. Crespo, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on February 9, 2015.
10.12*	Offer Letter between First BanCorp and John A. Heffern, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 1, 2017.
10.13*	Offer Letter between First BanCorp and Daniel E. Frye, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on August 31, 2018.
10.14*	Offer Letter between First BanCorp and Félix M. Villamil, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on November 5, 2020.
10.15*	Offer Letter between First BanCorp and Patricia M. Eaves, incorporated by reference from Exhibit 10.1 of the Form 8-K, filed on April 1, 2021.
10.16*	Form of Executive Employment Agreement executed by each executive officer, incorporated by reference from Exhibit 10.1 of the Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018.
10.17*	Revised Non-Management and Non-Employee Directors of the Board of Directors Compensation Structure, incorporated by reference from Exhibit 10.17 of the Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.
10.18*	Professional Servies Agreement by and between Cassan Pancham and FirstBank Puerto Rico, dated as of May 16, 2025, incorporated by reference from Exhibit 10.1 of the Form 8-K/A, filed on May 16, 2025.
18.1	Preferability letter from Crowe, LLP regarding a change in accounting method dated November 8, 2022, incorporated by reference form Exhibit 18 of the Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022.
19.1	First BanCorp Policy Statement on Inside Information and Insider Trading, incorporated by reference from Exhibit 19.1 of the Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.
21.1	List of First BanCorp's subsidiaries
23.1	Consent of Crowe LLP
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	FirstBanCorp Compensation Clawback Policy, incorporated by reference from Exhibit 97.1 of the Form 10-K for the year ended December 31, 2023, filed on February 28, 2024
101.INS	Inline XBRL Instance Document, filed herewith. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document, filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document, filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document, filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document, filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document, filed herewith
104	The cover page of First BanCorp. Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included within the Exhibit 101 attachments)

_____

*Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.

By: /s/ Aurelio Alemán   Date: 2/27/2026
        Aurelio Alemán
        President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Aurelio Alemán   Date: 2/27/2026
Aurelio Alemán
President, Chief Executive Officer and Director

/s/ Orlando Berges   Date: 2/27/2026
Orlando Berges, CPA
Executive Vice President and Chief Financial Officer

/s/ Roberto R. Herencia   Date: 2/27/2026
Roberto R. Herencia,
Director and Chairman of the Board

/s/ Patricia M. Eaves   Date: 2/27/2026
Patricia M. Eaves,
Director

/s/ Luz A. Crespo   Date: 2/27/2026
Luz A. Crespo,
Director

/s/ Juan Acosta-Reboyras   Date: 2/27/2026
Juan Acosta-Reboyras,
Director

/s/ John A. Heffern   Date: 2/27/2026
John A. Heffern,
Director

/s/ Daniel E. Frye   Date: 2/27/2026
Daniel E. Frye,
Director

/s/ Tracey Dedrick   Date: 2/27/2026
Tracey Dedrick,
Director

/s/ Felix Villamil   Date: 2/27/2026
Felix Villamil,
Director

/s/ Said Ortiz   Date: 2/27/2026
Said Ortiz, CPA
Senior Vice President and Chief Accounting Officer

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1519 Ponce de León Ave.,
Stop 23 PO Box 9146
San Juan, PR 00908-0146